

cognizant®
intuition engineered

2023 Proxy Statement

Proxy statement guide

About Cognizant   **4**

2022 Company snapshot   5

Our financial results   5

Meeting notice and voting roadmap   **6**

Corporate governance   **12**

Governance Highlights   12

Board composition and refreshment   13

   Annual shareholder vote to elect directors   13

   Assess Board composition and refreshment   13

   Board refreshment   13

   Identify, evaluate and appoint director candidates   14

   Chair and committee appointments   14

   Annual Board self-evaluation   14

   Annual Board nomination of directors for annual meeting   14

   Proxy access - shareholder nominations of directors for annual meeting   14

Board qualifications   15

Proposal 1: Election of directors   17

Director nominees   17

Committees of the Board   32

Board engagement activities   34

   Shareholder engagement   34

   Shareholder proposals at annual meeting   34

   Employee engagement and global delivery operations review   34

   Keeping up-to-date with trends and legal developments   35

Sustainable outcomes   35

   Supporting our people   35

   Running a business with sustainable value   37

   Supporting our communities through corporate philanthropy   38

   Cognizant Outreach and employee engagement   38

Share ownership   39

   Common stock and total stock-based holdings table   39

Delinquent Section 16(a) reports   40

Related person transactions   40

Director compensation   41

Compensation (Say-on-pay)   **43**

Proposal 2: Advisory vote to approve executive compensation (say-on-pay)   43

Say-on-frequency   **43**

Proposal 3: Advisory vote to approve frequency of future say-on pay votes (say-on-frequency)   43

Compensation discussion and analysis (CD&A)   44

   Compensation program objectives   45

   Compensation setting process   46

   Primary compensation elements   48

   Performance-based compensation – key performance metrics   50

   Performance-based compensation – performance by award   51

   Compensation by NEO   54

   Other elements of compensation   62

   Company policies impacting compensation   63

Early 2023 Developments   65

Compensation Committee report   66

Executive compensation tables   67

   2022 Summary compensation table   67

   2022 Grants of plan-based awards table   70

   Outstanding equity awards at fiscal year-end 2022   72

   2022 Option exercises and stock vested table   74

   2022 Pension benefits and non-qualified deferred compensation   74

Potential payments upon termination or change in control   75

   Overview of potential payments   75

   Calculation of potential payments   77

Equity compensation plan information   78

CEO pay ratio   79

Pay versus performance table   80

   Relationship Between Compensation Actually Paid and Performance   81

   Financial Performance Measures   81

2023 Incentive Award Plan   **82**

Proposal 4: Approval of 2023 Incentive Award Plan   82

Amendment to 2004 Employee Stock Purchase Plan   **87**

Proposal 5: Approval of amendment to the 2004 Employee Stock Purchase Plan   87

Audit matters   **91**

Proposal 6: Ratification of appointment of independent registered public accounting firm   91

Independent auditor   91

   Review and engagement   91

   Annual meeting attendance   91

   Pre-approval policy and procedures   91

Auditor fees   92

Audit Committee report   92

Shareholder proposals   **93**

Proposal 7: Fair elections   93

   The Board's statement of opposition   94

Proposal 8: Shareholder ratification of termination pay   95

   The Board's statement of opposition   96

Shareholder proposals and nominees for the 2024 annual meeting   97

Additional information   **98**

Proxy statement and proxy solicitation   98

   About this proxy statement and the annual meeting   98

   Notice of internet availability of proxy materials   98

   Printed copies of our proxy materials and householding   98

   Solicitation of proxies   98

   Communications to the Board from shareholders   98

Annual meeting Q&A   99

   Questions and answers about the 2023 annual meeting   99

Cognizant's Annual Report on Form 10-K   101

Forward-looking statements and non-GAAP financial measures   101

   Forward-looking statements   101

   Non-GAAP financial measures   102

Reconciliation to GAAP financial measures   102

Appendix A   104

Cognizant Technology Solutions Corporation 2023 Incentive Award Plan   104

Cognizant Technology Solutions Corporation 2023 Incentive Award Plan Sub-Plan for UK Participants   117

Appendix B   120

Amendment to Cognizant Technology Solutions Corporation 2004 Employee Stock Purchase Plan (As Amended and Restated Effective as of January 1, 2022)   120

Cognizant Technology Solutions Corporation 2004 Employee Stock Purchase Plan (As Amended and Restated Effective as of January 1, 2022)   121

Helpful resources   129

Links   129

Contacts   129

Corporate governance

Compensation

Audit matters

Shareholder proposals

Additional information

Frequently requested information

Board refreshment process	13
Committees of the Board	32
Director attendance	17
Director biographies	19
Director diversity	36
Director independence	18
Director qualifications	15
Director stock ownership guidelines	41
Diversity and inclusion	36
Human capital management	35
Risk oversight	32
Shareholder engagement	34
CEO compensation assessment	55
CEO pay ratio	79
Clawback policy	63
Compensation consultant	46
Compensation mix	48
Death benefits	75
Executive stock ownership guidelines	63
Peer group	46
Perquisites	63
Prohibitions on hedging, short sales, margin accounts and pledging	63
Retirement, death and disability policy	62
Severance benefits	64
Summary compensation table	67
Auditor fees	92
Auditor review and engagement	91
Proxy access	14

Why are we sending you these materials?
These materials are being made available to you (beginning on April 21, 2023) in connection with Cognizant's solicitation of proxies for our 2023 annual meeting of shareholders to be held via live webcast on June 6, 2023.

What do we need from you?
Please read these materials and submit your vote and proxy using the Internet, by telephone or, if you received your materials by mail, you can also complete and return your proxy by mail.





Stephen J. Rohleder
Chair of the Board of Directors
April 21, 2023

To our shareholders

I am delighted to write to you in my new capacity as Chair of the Board of Directors, a position I assumed from fellow director Michael Patsalos-Fox in January 2023. I'm grateful to Michael for his leadership, counsel and strategic insight during nearly four years serving as Board Chair. His dedication to Cognizant's success has been nothing short of exceptional and, speaking for all of our directors, I'm pleased he remains on the Board as an independent director.

CEO succession

Over the last few years, we believe Cognizant has been evolving to embark on a strong growth trajectory, become more focused and competitive, and better serve its shareholders and other stakeholders. The Board has monitored this evolution closely and seen sustained strategic and operational progress. In preparing for 2023, however, the Board recognized the need for Cognizant to progress faster, increase its commercial momentum and accelerate revenue growth. We believed that doing so required a CEO transition.

In January 2023, we named Ravi Kumar as CEO and member of the Board, effective immediately. Ravi succeeded Brian Humphries, whom the Board thanks for steering the company through several challenges, including the COVID-19 pandemic, and for helping position Cognizant to capitalize on new opportunities in a large, growing global market.

Ravi joined Cognizant after more than 20 years at Infosys, during which he held a variety of senior leadership roles. He served most recently as President, leading the Infosys Global Services Organization across all industry segments. Ravi is also a global strategist who oversaw Infosys's business operations in India, Latin America, Japan and China. Moreover, he pioneered the development of its technology and digital talent pools in the U.S., Europe and Australia. In addition to his business accomplishments, Ravi has a well-earned reputation as a compassionate, inspiring leader who is committed to creating an environment in which Cognizant's more than 351,500 talented employees can all excel. For these reasons, the Board believes that Ravi is the right leader to take Cognizant into its next phase of growth.

Performance and strategic priorities

Under Ravi's leadership, Cognizant is intensely focused on ensuring that it is the employer of choice in its industry and meaningfully accelerating revenue growth. We expect Ravi to build on Cognizant's strong foundation of longstanding client relationships, a broad portfolio of industry-specific solutions, a robust global delivery network and a reenergized and highly motivated team. The Board shares Ravi's view of the significant market opportunity open to Cognizant by streamlining operations and fostering a growth mindset, making it easier for Cognizant's associates to work together and respond to clients' needs.

We remain committed to Cognizant's ongoing efforts to build a diverse and inclusive workforce, which we believe also serves to strengthen its ability to understand and meet clients' needs while reflecting the diversity of its clients and communities. The Board stands with Cognizant's leadership team in striving to create an environment where every person feels welcome, heard and equal. Despite intense global competition for skilled talent, Cognizant increased its net headcount by nearly 25,000 during 2022.

In 2022, Cognizant delivered full-year revenue of $19.4 billion, or year-over-year growth of 5% (7.5% on a constant currency[1] basis). In addition, Cognizant continued to execute on its balanced capital allocation framework, returning nearly $2 billion to shareholders through dividends and share repurchases.

Board refreshment and engagement

The Board strives to optimize its balance of skills, knowledge, experiences and tenures to provide Cognizant with effective directors who can help navigate its changing business needs. In February 2023, Cognizant appointed two independent directors to its Board, Eric Branderiz and Nella Domenici, followed by Abraham "Bram" Schot in April 2023. Each of our new directors brings a wealth of knowledge and experience to the Board.

Maureen Breakiron-Evans, who joined the Board in 2009, informed us that she will not stand for re-election at Cognizant's 2023 annual meeting of shareholders. We are grateful to Maureen for her important contributions during her 14 years of service on the Board and its committees.

With these changes, we also evaluated and adjusted the composition of our Board committees in March.

In late February and early March 2023, the Board traveled to India, home to more than 70% of Cognizant's employees. For the first time since COVID-19 began, directors met with this important subset of the company's employee population in a variety of forums across multiple cities, toured several global delivery centers and engaged in on-location reviews of Cognizant's people and operations in India.

Sustainable value

The Board maintains oversight of Cognizant's environmental, social and governance (ESG) strategy, initiatives and policies. This leads us to focus on topics such as Cognizant's corporate social responsibility programs, employee wellbeing, diversity and inclusion efforts and the journey to become a lower-carbon business through a net zero emissions reduction goal and a renewable energy purchase goal. The company publishes an annual report that outlines its approach to integrating ESG considerations and business opportunities into elements of its business strategy.

The Board invites you to attend the 2023 annual meeting of shareholders and thanks you for your continued support.

Sincerely,

Stephen J. Rohleder

---

1 Constant currency revenue growth is not a measurement of financial performance prepared in accordance with GAAP. See "Forward-looking statements and non-GAAP financial measures" on **page 101** for more information.

About Cognizant

Cognizant is one of the world's leading professional services companies, with operations in major metro areas across nearly 50 countries around the world

Our purpose
Why we exist

We engineer modern businesses to improve everyday life.

Our vision
What we aspire to achieve

To become the preeminent technology services partner to the Global 2000 C-Suite.

Our values
How we work


Start with a point of view


Seek data, build knowledge


Always strive, never settle


Work as one


Create conditions for everyone to thrive


Do the right thing, the right way

Our strategic priorities

(which we're simplifying as shown below)

 **Accelerate Digital**

 **Globalize Cognizant**

 **Increase Relevance to our Clients**

 **Reposition our Brand**

 **Deliver on our People Strategy**

 **Strengthen and Digitize our Operations**

1 **Accelerate growth** — Achieve faster growth by shifting the mindset and operating rhythm of the company

2 **Become the employer of choice** — Steward and attract the best technology talent in the industry

3 **Simplify Operations** — Improve operational execution and efficiency to free up cash to fund people and growth investments

Self-reinforcing cycle created across the objectives: Growth enables a stronger employee value proposition, which further fuels growth, enabling more efficiency gains that funds further growth

2022 Company snapshot



Our global footprint

$19.4B Revenue*

355,300 Employees

North America
$14.4B Revenue
41,100 Employees

UK
$1.8B Revenue
9,200 Employees

Continental Europe
$1.8B Revenue
18,200 Employees

Rest of world
$1.4B Revenue
28,300 Employees

India
$1.4B Revenue
258,500 Employees

Our business segments

Financial services
31% Revenue

Health sciences
29% Revenue

Products and resources
24% Revenue

Communications, media and technology
16% Revenue

* Revenues are attributed to geographic regions based upon client location, which is the client's billing address.

Our financial results

Revenue (in billions)
$19.4B

- 2020: $16.7
- 2021: $18.5
- 2022: $19.4

Diluted earnings per share
$4.41 ■ GAAP
$4.40 ■ Adjusted[1]

- 2020: $2.57 / $3.42
- 2021: $4.05 / $4.12
- 2022: $4.41 / $4.40

Operating margin
15.3% ■ GAAP
15.3% ■ Adjusted[1]

- 2020: 12.7% / 14.4%
- 2021: 15.3% / 15.4%
- 2022: 15.3% / 15.3%

Cash flow (in billions)
$2.6B ■ Net cash provided by operating activities
$2.2B ■ Free cash flow[1]

- 2020: $3.3 / $2.9
- 2021: $2.5 / $2.2
- 2022: $2.6 / $2.2

Capital allocation (in billions)
$2.4B
■ Acquisitions
■ Share repurchases
■ Dividend payments

- 2020: $3.2 total — $1.1 / $1.6 / $0.5
- 2021: $2.3 total — $1.0 / $0.8 / $0.5
- 2022: $2.4 total — $0.4 / $1.4 / $0.6

1. Adjusted diluted earnings per share, adjusted operating margin and free cash flow are not measurements of financial performance prepared in accordance with GAAP. See "Forward-looking statements and non-GAAP financial measures" on **page 101** for more information and reconciliations to the most directly comparable GAAP financial measures.

Meeting notice and voting roadmap

April 21, 2023



John Kim
Secretary

You are invited to participate in Cognizant's 2023 annual meeting. If you were a shareholder at the close of business on April 10, 2023, you are entitled to vote at the annual meeting. The agenda for the meeting and the Board's recommendation with respect to each agenda item are set out below. Even if you plan to attend, we encourage you to submit your vote as soon as possible through one of the methods below.

Logistics

Date	Tuesday, June 6, 2023
Time	Online check-in begins: 9:15 a.m. Meeting begins: 9:30 a.m. (all times U.S. Eastern Time)
Place	Via live webcast – please visit www.virtualshareholdermeeting.com/CTSH2023

Voting

Who can vote	Shareholders as of our record date, April 10, 2023, are eligible to vote
Internet	www.proxyvote.com
Telephone	+1-800-690-6903 (this phone number will work internationally but is only toll-free for callers within the U.S. and Canada).
Mail	Sign, date and return the proxy card

The 2023 annual meeting will be a virtual meeting of shareholders conducted via a live webcast. We designed the format of the virtual annual meeting to ensure that our shareholders who attend the virtual annual meeting will be afforded comparable rights and opportunities to participate as they would at an in-person meeting. During the virtual annual meeting, you may ask questions and will be able to vote your shares electronically. To participate in the virtual annual meeting and access the list of shareholders, you will need the 16-digit control number included on your Notice of Internet Availability of Proxy Materials or on your proxy card. If your shares are held in street name and your voting instruction form or Notice of Internet Availability indicates that you may vote those shares through the http://www.proxyvote.com website, then you may access, participate in, and vote at the annual meeting with the 16-digit access code indicated on that voting instruction form or Notice of Internet Availability. Otherwise, shareholders who hold their shares in street name should contact their bank, broker or other nominee (preferably at least 5 days before the annual meeting) and obtain a "legal proxy" in order to be able to attend, participate in or vote at the annual meeting.

A complete list of shareholders will also be available for examination by any shareholder during the ten days prior to the annual meeting for a purpose germane to the meeting by sending an e-mail to our general counsel at the e-mail address set out on **page 129** stating the purpose of the request and providing proof of ownership of our common stock.



Proposal 1: Election of directors

Elect the following 13 directors to serve until the 2024 annual meeting of shareholders

	Leadership roles / Committees	Key qualifications
Zein Abdalla Former President of PepsiCo *Director since 2015*	• Finance and Strategy Committee • Chair, Governance and Sustainability Committee	• Operations management • International business development • Public company leadership • Public company governance
Vinita Bali Former CEO and Managing Director of Britannia Industries and Former VP, The Coca-Cola Company *Director since 2020*	• Compensation and Human Capital Committee • Governance and Sustainability Committee	• Operations management • International business development • Public company leadership • Public company governance
Eric Branderiz Former EVP and CFO of Enphase Energy *Director since 2023*	• Audit Committee • Compensation and Human Capital Committee	• Technology and consulting services • Operations management • Public company governance • Finance, accounting and risk management
Archana Deskus EVP and Chief Information Officer of PayPal *Director since 2020*	• Audit Committee • Compensation and Human Capital Committee	• Technology and consulting services • Security • Regulated industries • Operations management • International business development • Public company governance
John M. Dineen Former President and CEO of GE Healthcare *Director since 2017*	• Audit Committee • Chair, Finance and Strategy Committee	• Regulated industries • Operations management • International business development • Public company leadership • Public company governance
Nella Domenici Former CFO of Bridgewater Associates *Director since 2023*	• Finance and Strategy Committee • Governance and Sustainability Committee	• Talent management • Regulated industries • Public company governance • Finance, accounting and risk management
Ravi Kumar S CEO of Cognizant *Director since 2023*		• Technology and consulting services • Talent management • Operations management • International business development • Public company leadership • Public company governance
Leo S. Mackay, Jr. SVP, Ethics and Enterprise Assurance of Lockheed Martin *Director since 2012*	• Audit Committee • Chair, Compensation and Human Capital Committee • Governance and Sustainability Committee	• Technology and consulting services • Security • Regulated industries • Operations management • Public company governance • Finance, accounting and risk management
Michael Patsalos-Fox Former Chairman, the Americas of McKinsey & Company and Former CEO of Stroz Friedberg *Director since 2012*	• Compensation and Human Capital Committee • Finance and Strategy Committee	• Technology and consulting services • Talent management • Security • International business development
Stephen J. Rohleder Former Group Chief Executive, North America and Chief Operating Officer of Accenture plc *Director since 2022*	• Chair of the Board of Directors • Finance and Strategy Committee • Audit Committee • Governance and Sustainability Committee	• Technology and consulting services • Talent management • Regulated industries • Operations management • International business development • Public company leadership • Public company governance
Bram Schot Former Chairman and CEO of Audi AG *Director since 2023*		• Operations management • International business development • Public company leadership

	Leadership roles / Committees	Key qualifications
Joseph M. Velli Former Senior EVP of The Bank of New York *Director since 2017*	• Audit Committee • Compensation and Human Capital Committee	• Technology and consulting services • Regulated industries • Operations management • International business development • Public company leadership • Public company governance
Sandra S. Wijnberg Former CFO of Marsh & McLennan Companies and Former CAO of Aquiline Holdings *Director since 2019*	• Chair, Audit Committee • Finance and Strategy Committee	• Technology and consulting services • Talent management • Regulated industries • International business development • Public company governance • Finance, accounting and risk management

Board recommendation: Vote FOR each director nominee.

• We have built an independent Board with broad and diverse experience and sound judgment that is committed to representing the long-term interests of our shareholders.

See our Board qualifications on **pages 15** and **16** and our director nominees' biographies starting on **page 19**.

Qualified	**Our Board's key qualifications**
	62% Technology and Consulting Services
	38% Talent Management
	23% Security
	54% Regulated Industries
	77% Operations Management
	77% International Business Development
	54% Public Company Leadership
	85% Public Company Governance
	31% Finance, Accounting and Risk Management
Diverse	**Our Board's demographics (see also our Board diversity matrix on page 36)**
	54% born outside the United States
	46% worked overseas
	38% racially/ethnically diverse
	31% female
Independent	**92% directors are independent with six of such directors appointed since January 2020**
Engaged	**94% weighted average attendance of directors at 2022 Board and committee meetings**
Tenure	**Average: 4 years average**
	38.5% 0-2 years
	38.5% 3-6 years
	23.0% 7-10+ years
Age	**Average: 62 years old**
	31% 50-60 years old
	69% > 60 years old

Except with respect to attendance at 2022 Board and committee meetings, information above is for our 2023 director nominees and excludes Maureen Breakiron-Evans, who is retiring from the Board and not standing for reelection at the 2023 annual meeting.



Proposal 2: Advisory vote to approve executive compensation (say-on-pay)

Approve, on an advisory (non-binding) basis, the compensation of the company's named executive officers.

Board recommendation: Vote FOR the approval, on an advisory (non-binding) basis, of our executive compensation.

- Our compensation program ensures that incentives are aligned with our corporate strategies and business objectives.
- 61% of our CEO's target direct compensation and 50% of our other NEOs' 2022 target direct compensation was performance-based.

See "Compensation discussion and analysis (CD&A)" on **page 44**.

Performance-driven and aligned with strategic priorities and shareholder interests	**Cash** • **Base salary** provides a stable source of cash income at competitive levels • **Annual cash incentive (ACI) / Executive Leadership Team (ELT) bonus** motivates and rewards achievement of short-term company financial objectives **Equity** • **Performance stock units (PSUs)** incentivize shareholder return and reward achievement of long-term company financial objectives and performance of our common stock • **Restricted stock units (RSUs)** reward continued service and long-term performance of our common stock	**2022 Target direct compensation** 

Ambitious but attainable targets	Our performance-based compensation utilizes performance goals that are designed to be ambitious but attainable. In 2022, ACI was achieved at 77.2% of target (for corporate leaders; a portion of the business unit leaders' results are derived from their business unit performance). Our 2020/2022 PSUs were achieved at approximately 91.4% of target. In making its decisions regarding executive compensation for 2022, the Compensation Committee considered the significant level of shareholder support our executive compensation program received from shareholders in 2022 (90% support), and 2021 (92% support) and prior years.



Proposal 3: Advisory vote to approve frequency of future advisory say-on-pay votes (say-on-pay frequency)

Approve, on an advisory (non-binding) basis, the frequency of future advisory votes to approve the compensation of the company's named executive officers.

Board recommendation: 1 YEAR on the frequency of future advisory votes to approve our executive compensation.

- The Dodd-Frank Act requires that our shareholders have the opportunity to cast a vote, at least once every six years, on how frequently they are asked to cast say-on-pay votes. At the 2017 annual meeting, our shareholders voted, on an advisory basis, commonly referred to as a "say-on-frequency" vote, that the say-on-pay vote occur every year. A say-on-pay vote has been held at each subsequent annual meeting.

See "Say-on-frequency" on **page 43**



Proposal 4: Approval of 2023 Incentive Award Plan

Approve the Cognizant Technology Solutions Corporation 2023 Incentive Award Plan, which will replace our 2017 Incentive Award Plan (the "2017 Plan") and will allow us to make equity-based compensation grants to employees, directors and consultants.

Board recommendation: Vote FOR the approval of the Cognizant Technology Solutions Corporation 2023 Incentive Award Plan. If approved, such plan would:

- Authorize 25,000,000 shares for issuance with respect to awards of stock options, stock appreciation rights, restricted stock, RSUs, PSUs and other stock and cash-based awards to enable the company to continue its equity incentive compensation practices.
- Incorporate a number of governance best practices related to equity and director compensation that are intended to protect shareholder interests.

See "2023 Incentive Award Plan" on **page 82**



Proposal 5: Approval of amendment to 2004 Employee Stock Purchase Plan

Approve an amendment to the Cognizant Technology Solutions Corporation 2004 Employee Stock Purchase Plan (as amended and restated effective as of January 1, 2022) to increase the shares reserved for issuance under such plan.

Board recommendation: Vote FOR the approval of an amendment to the Cognizant Technology Solutions Corporation 2004 Employee Stock Purchase Plan (as amended and restated effective as of January 1, 2022). If approved, such amendment would:

- Increase the shares authorized for issuance under the existing plan by 10,000,000 shares to 50,000,000 shares so that the company has enough shares of common stock available for purchase to continue the company's broad-based employee stock purchase plan.

See "Amendment to 2004 Employee Stock Purchase Plan" on **page 87**



Proposal 6: Ratification of appointment of independent registered public accounting firm

Ratify the appointment of PricewaterhouseCoopers LLP as the company's independent registered public accounting firm for the year ending December 31, 2023.

Board recommendation: Vote FOR the ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2023.

- The Audit Committee is directly involved in the annual review and engagement of PwC to ensure continuing audit independence.
- The continued retention of PwC is in the best interests of the company and its shareholders.

See "Audit matters" on **page 91**



Proposal 7: Fair elections

Consider a shareholder proposal requesting that the Board of Directors take action, as necessary, to require shareholder approval for certain by-law amendments that may deter efforts by shareholders to submit director nominees.

Board recommendation: Vote AGAINST this proposal.

See **page 93**



Proposal 8: Shareholder ratification of termination pay

Consider a shareholder proposal requesting that the Board of Directors take action, as necessary, to require non-binding shareholder approval of senior manager severance package in excess of 2.99 times the sum of the executive's base compensation plus target short-term bonus.

Board recommendation: Vote AGAINST this proposal.

See **page 95**

Corporate governance

Governance Highlights

Board composition and accountability

New CEO and director	• On January 12, 2023, Ravi Kumar Singisetti (also referred to as Ravi Kumar S or Ravi Kumar) succeeded Brian Humphries as CEO of the company and joined the Board. Mr. Kumar is a highly accomplished services industry executive with experience across digital transformation, traditional technology and engineering services, data and analytics, cloud and infrastructure, and consulting
Board leadership	• Separate Board Chair and CEO positions since 2003; Mr. Rohleder has served as independent Chairman of the Board since January 12, 2023
Board refreshment	• Since 2020, the Board has elected six new independent directors – Ms. Bali and Ms. Deskus in 2020, Mr. Rohleder in 2022 and Mr. Branderiz, Ms. Domenici and Mr. Schot in 2023
Board diversity	• Of our 13 director nominees, 4 are female, 5 are racially or ethnically diverse and 7 were born outside the United States
Board evaluations	• Annual Board and committee evaluations aim to increase Board effectiveness and inform future Board refreshment efforts
Director independence	• The Board has determined that all director nominees, other than the CEO, are independent
Annual elections	• All of our directors are elected annually
Director overboarding policy	• A director who serves as the CEO of the company or any other public company is not permitted to serve on the board of more than one other public company in addition to our Board • All other directors are generally not permitted to serve on the boards of more than three other public companies in addition to our Board
Change in job responsibilities	• A director who experiences a material change in job responsibilities (other than retirement) is required to offer to resign
Board committees	• Each of our four committees consists solely of independent directors; each standing committee operates under a written charter, which is reviewed annually, that has been approved by the Board
Committee refreshment	• Given recent changes to the Board composition and leadership, as well as the pending retirement of Ms. Breakiron-Evans, the Board evaluated the composition of its committees in early 2023 and effectuated several changes in order to effectively allocate the mix of skills and experiences on each committee (see **page 18**)
Risk oversight	• The Board works through its committees and senior management to exercise oversight of the enterprise risk management process

Shareholder rights

Proxy access	• One or more shareholders holding at least 3% of our common stock for at least 3 years may submit director nominees for inclusion in the company's proxy statement for up to 25% of the Board or 2 directors, whichever is greater
Right to call special meeting	• Shareholders holding a "net long position" of at least 10% of our outstanding shares of common stock for one year have the right to call a special meeting of shareholders, subject to applicable limitations and procedural limitations
Majority voting standard	• Each of our directors is elected by a majority of the votes cast in uncontested elections
Single voting class	• The only class of stock entitled to be voted at the annual meeting is our common stock
Shareholder engagement	• We prioritize regular engagement with our shareholders regarding matters of governance, strategy, management engagement with the Board, talent, the progress of and addressing business goals through ESG and other governance topics; Mr. Rohleder, as Board Chair, and Mr. Mackay, as Chair of the Compensation and Human Capital Committee, participate in these meetings. Mr. Patsalos-Fox, while he served as Board Chair, also participated in these meetings
No poison pill	• We do not have a poison pill or similar shareholder rights plan
Cash severance policy	• We adopted a Senior Executive Cash Severance Policy in March 2023, which provides that the company will not enter into any new employment agreement or severance or separation arrangement or agreement with any company senior executive, or establish any new severance plan or policy covering any company senior executive, in each case, that provides for cash severance benefits exceeding 2.99 times the sum of the senior executive's base salary plus target bonus for the year of termination, without seeking shareholder approval or ratification

Board composition and refreshment

Annual shareholder vote to elect directors

Majority voting standard

All directors are elected annually and subject to a majority voting standard. Our by-laws provide that the voting standard for the election of directors in uncontested elections is a majority of votes cast. Any director who does not receive a majority of the votes cast for his or her election must tender an irrevocable resignation that will become effective upon acceptance by the Board. The Governance and Sustainability Committee (the "Governance Committee") will recommend to the Board whether to accept the director's resignation within 90 days following the certification of the shareholder vote. The Board will promptly disclose whether it has accepted or rejected the director's resignation, and the reasons for its decision, in a Current Report on Form 8-K. The Governance Committee and the Board may consider any factors they deem relevant in deciding whether to accept a director's resignation.

Assess Board composition and refreshment

Our Board periodically reviews its composition and seeks to recruit additional members who will enhance the skills and characteristics of the Board as a whole to support the company's business and strategy and the long-term interests of our shareholders.

Among other things, the Board considers:

Director diversity including as to race, gender, age, national origin and cultural background.

- Our Board has committed to include women and persons with ethnically or racially diverse backgrounds in each pool of candidates from which we select new director nominees (known as the "Rooney Rule"); for example, our Board membership has increased from one woman in 2019 to four women nominees for election. See **page 36**.
- The Board evaluates the effectiveness of its director diversity efforts through its annual self-evaluation process and on an ongoing basis through its director candidate search processes.

Attention and focus by each director in light of other obligations. Our corporate governance guidelines provide that directors are:

- Required to offer to resign from the Board following a material change in job responsibilities (other than retirement).
- Limited to service on no more than three other public company boards in addition to the company's Board (one if the director is a public company CEO[1]).

Relevant skills and experience for a Fortune 200 public company, a global professional services and technology company and the company's strategy. See **pages 15** and **16**.

Balance of tenures between knowledge of the company and fresh perspectives and insights.

Director independence and avoiding conflicts of interest.

- Our Board considers other positions a director or a director candidate has held or holds (including other board memberships) and any potential conflicts of interest to ensure the continued independence of the Board and its committees.
- There are no family relationships among any of our directors, executive officers and key employees.
- Our Board determines independence in accordance with the rules of The Nasdaq Stock Market LLC ("Nasdaq").

Board refreshment

The Board annually reviews each director's continuation on the board and seeks out new director candidates as needed to ensure that the backgrounds, qualifications and diversity of the directors as a group satisfy the company's needs as a large, publicly traded company and in light of its strategy (see **pages 13** to **16**). **Note that this graphic does not address the retirement of Maureen Breakiron-Evans, who is expected to continue serving on our Board until the 2023 annual meeting.**



DIRECTOR ADDITIONS

2020 ⊕ Vinita Bali
⊕ Archana Deskus

⊖ Francisco D'Souza
⊖ John E. Klein
2021 ⊖ John N. Fox, Jr.
2022 ⊕ Stephen J. Rohleder
2023 ⊕ Ravi Kumar
⊖ Brian Humphries
⊕ Eric Branderiz
⊕ Nella Domenici
⊕ Bram Schot

DIRECTOR EXITS

---

1 Mr. Kumar currently serves on the boards of two other public companies. The Board was aware of the directorships when Mr. Kumar was appointed as the company's CEO effective January 12, 2023, and acknowledged the exception to the company's director overboarding policy at the time. In March 2023, Mr. Kumar notified the Board that he will not stand for reelection as a member of the board of Digimarc Corporation at its 2023 annual meeting of shareholders.

Identify, evaluate and appoint director candidates

Search process and recommendations

Governance committee search

The Governance Committee develops criteria for any search process, including any specific desired skills, experiences, characteristics or qualifications. The committee typically engages an independent director search firm and has committed to following the Rooney Rule in creating the pool of candidates from which we select new director nominees. This means that our Board has committed to include women and persons with ethnically or racially diverse backgrounds in each pool of candidates from which we select new director nominees. A subset of directors may be tasked by the committee with leading a search process.

Internal recommendations

Independent directors, management and others may recommend potential candidates to the Governance Committee.

Shareholder recommendations

Shareholders may recommend candidates to the Governance Committee by sending to the company's Secretary:

- The name(s) of the proposed director candidates
- Appropriate biographical information and background materials
- A statement as to whether the shareholder or group of shareholders making the recommendation has beneficially owned more than 3% of the company's common stock for at least three years

Appointment of directors

The Board may appoint directors at any time during the year. Typically, such appointments follow a search process or recommendation as set out above and a recommendation from the Governance Committee to the Board. The process for shareholder-recommended candidates is substantially the same.

Governance committee recommendation process

- Discuss, assess and interview candidates
- Evaluate candidates based on desired skills and characteristics
- Recommend nominees to the Board

Board nomination and appointment process

- Interview, discuss and assess candidates recommended by the Governance Committee
- Analyze independence
- Appoint directors to the Board

Chair and committee appointments

Typically, at its first quarterly meeting following the annual meeting of shareholders, the Board reviews the committee assignments of directors and appoints (or reappoints) directors to committees as the Board continues to strive towards optimizing its balance of director skills and tenures as part of its ongoing refreshment program. It also reviews the committee and Board Chair appointments and makes appointments (or reappointments) to such positions. The Board also monitors director workload and Board and committee requirements throughout the year and will make committee and Chair changes as needed.

In light of the addition of Mr. Branderiz and Ms. Domenici to the Board in February 2023, as well as the pending retirement of Ms. Breakiron-Evans, the Board re-examined its Board composition in March 2023 and made several changes. See **page 18** for additional information regarding recent committee changes and appointments. Mr. Schot is expected to be appointed to committees in May 2023.

Annual Board self-evaluation

The Board and each of its committees annually undertakes a self-evaluation process to help ensure continued effectiveness. This process is overseen by the Governance Committee, and may vary each year in order to balance the benefits of different approaches. For 2022, the Board self-evaluation process was conducted via an online survey of our directors to gather input on the effectiveness of the Board and committee compositions and structure, relevance and timeliness of Board and committee meeting topics and the communication and reporting processes between management and the Board. The survey results were reported to the Board, which reviewed and discussed them, and provided related feedback to members of management. In 2021, the self-evaluation process was facilitated by a third party that conducted a series of interviews with each of our directors to gather input.

Annual Board nomination of directors for annual meeting

Prior to the Board making its annual recommendation to shareholders for the election of directors, the Governance Committee reviews the composition of the Board based on the desired overall skills and characteristics of the Board as a whole to support the company's business and strategy and the long-term interests of our shareholders. The Governance Committee then makes a recommendation to the Board, which reviews such recommendation, analyzes the independence of the director nominees and makes its recommendation to shareholders. See **pages 17** to **31** for the Board's 2023 director nominees for the annual meeting.

Proxy access - shareholder nominations of directors for annual meeting

Shareholder-submitted director nominees who satisfy the requirements in the company's by-laws are included in the company's proxy statement. See "Director Nominees Via Proxy Access" on **page 97**.

3% for 3 years

One or more shareholders holding at least 3% of the company's common stock for at least 3 years may submit director nominees for inclusion in the company's proxy statement.

25% of the Board

Shareholder-submitted nominees may be submitted via proxy access for up to 25% of the Board or 2 directors, whichever is greater.

Board qualifications

The following descriptions highlight the key skills and experiences our Board has identified as desirable in light of our company characteristics and strategic priorities (see **page 4**), as well as the director nominees with the most significant levels of experience in such areas. In many instances, other directors not appearing in a particular category may also have a significant level of experience in the area, as may be evident from their biographies, but were not included due to this presentation's focus on only those directors with the most significant levels of experience in the respective areas.

 **Technology and consulting services**
As a global professional services organization focused on providing technology and consulting services to many of the world's leading companies, we benefit from having a number of directors who have extensive experience in senior leadership roles at companies in the technology and consulting fields.



Branderiz Deskus Kumar Mackay Patsalos-Fox Rohleder Velli Wijnberg

 **Talent management**
As a global professional services organization, our people are our most important asset. We benefit from having directors with a deep understanding of the dynamics of a people-based business obtained from experience as a senior leader in a large professional services organization.



Domenici Kumar Patsalos-Fox Rohleder Wijnberg

 **Security**
Our business is critically dependent on our ability to maintain the confidentiality of sensitive business and personal data of our clients and our clients' customers, in addition to our own such data. Having directors with expertise in information security is important to our business and our risk management strategy.



Deskus Mackay Patsalos-Fox

 **Regulated industries**
We are highly dependent on customers concentrated in certain regulated industries such as financial services and healthcare. Directors with particular knowledge of these industries are beneficial to the Board's understanding of the unique challenges faced by clients in these industries and oversight of the company's strategy and regulatory compliance.



Deskus Dineen Domenici Mackay Rohleder Velli Wijnberg

 **Operations management**
As we pursue continued growth and increased profitability for our business, having directors who have experience serving as a chief operating officer or similar position with operational oversight of a large organization provide valuable administrative and operational insights at the Board level.



Abdalla Bali Branderiz Deskus Dineen Kumar Mackay Rohleder Schot Velli

 **International business development**
We are continually focused on growing our business, including through acquisitions and geographic expansion. Directors who have experience overseeing corporate strategy and development or managing large non-U.S. organizations provide valuable insight into the challenges and risks, as well as the means of successfully overcoming such challenges and risks, with respect to acquiring and integrating other companies and undertaking continued international expansion of our business.



Abdalla Bali Deskus Dineen Kumar Patsalos-Fox Rohleder Schot Velli Wijnberg


Public company leadership

Directors who have served in a CEO, president or senior executive business role directing strategy and management at a large, publicly-traded company or significant business unit of such a company bring valuable practical experience and understanding to the boardroom that is highly relevant to a large, global organization such as Cognizant. This includes experience addressing the challenges of large-scale operations and experience identifying and developing leadership qualities for the management team that takes on such challenges.

     

Abdalla **Bali** **Dineen** **Kumar** **Rohleder** **Schot**



Velli


Public company governance

We believe that having directors who currently serve (or recently served) on the boards of other U.S.-listed public companies is important to Cognizant maintaining good corporate governance practices as such directors are able to provide insight into U.S. public company board practices, including with respect to Board management, relations between the Board and senior management, Board refreshment, management succession planning, risk management and executive compensation.

     

Abdalla **Bali** **Branderiz** **Deskus** **Dineen** **Domenici**

    

Kumar **Mackay** **Rohleder** **Velli** **Wijnberg**


Finance, accounting and risk management

As a large, publicly-traded company with a global footprint, we benefit from directors with financial accounting and reporting, regulatory compliance and risk management experience derived from serving in roles such as CFO, Chief Accounting Officer, Controller, head of internal audit or chief risk officer of a large, global, publicly-traded company or as an audit partner at a public accounting firm.

   

Branderiz **Domenici** **Mackay** **Wijnberg**



Proposal 1: Election of directors

The Board unanimously recommends a vote FOR all the director nominees listed.

What are you voting on?

At the annual meeting, 13 directors are to be elected to hold office until the 2024 annual meeting and until their successors have been duly elected and qualified. All nominees are current directors. Except for Mr. Kumar, who was appointed to the Board in January 2023, Mr. Branderiz and Ms. Domenici, who were appointed to the Board in February 2023 and Mr. Schot, who was appointed to the Board in April 2023, all nominees were elected by shareholders at the 2022 annual meeting. Maureen Breakiron-Evans, who joined the Board in 2009, informed the Board that she would not be standing for reelection at the 2023 annual meeting. Ms. Breakiron-Evans will continue to serve on the Board until the 2023 annual meeting, at which time the size of the Board will be reduced from fourteen to thirteen directors.

In the event any of the nominees should become unable to serve or for good cause will not serve as a director, it is intended that votes will be cast for a substitute nominee designated by the Board, or the Board may elect to reduce its size. The Board has no reason to believe that the nominees named herein will be unable to serve if elected. Each of the nominees has consented to being named in this proxy statement and to serve if elected.

Director nominees

Presented on the following pages are the 13 director nominees recommended by the Board for election at the 2023 annual meeting.

Director attendance

There were 15 meetings of the Board in 2022. Each director in 2022 attended at least 88% of the aggregate of (i) all meetings of the Board held during the period in which he or she served as a director and (ii) the total number of meetings held by the committees on which he or she served during the period, if applicable. All committee meeting numbers and attendance percentages include attendance at any applicable sub-committee meetings.

Weighted average attendance of directors at 2022 meetings



95%	94%	96%	89%	96%
Board of Directors	**A** Audit Committee	**C** Compensation and Human Capital Committee	**F** Finance and Strategy Committee	**G** Governance and Sustainability Committee

Our corporate governance guidelines provide that directors are expected to attend the annual meeting of shareholders. For the 2022 annual meeting, Mr. Humphries, our CEO throughout 2022, acted as Chair and 9 of the 10 then-current non-employee directors attended virtually.

Key governance practices

Shareholder rights and engagement

- ✓ Annual director elections / no classified Board
- ✓ Proxy access
- ✓ Shareholder right to call a special meeting (10% threshold)
- ✓ Annual vote to ratify executive compensation
- ✓ Annual vote to ratify selection of independent registered public accounting firm
- ✓ No poison pill
- ✓ Each share of company common stock is entitled to one vote on matters put to a shareholder vote

Board of Directors

- ✓ Majority of independent directors (12 of 13 director nominees)
- ✓ Separate Board Chair and CEO positions since 2003
- ✓ Annual Board and committee self-assessments
- ✓ Directors limited to service on no more than three other public company boards (one other board if the director is a public company CEO[1])
- ✓ Majority voting in director elections
- ✓ Regular executive sessions of independent directors
- ✓ A director who experiences a material change in job responsibilities (other than retirement) is required to offer to resign
- ✓ Annual review of skills, expertise, diversity and other characteristics of individual Board members as part of overall analysis of Board composition

---

1 Mr. Kumar currently serves on the boards of two other public companies. The Board was aware of the directorships when Mr. Kumar was appointed as the company's CEO effective January 12, 2023, and acknowledged the exception to the company's director overboarding policy at the time. In March 2023, Mr. Kumar notified the Board that he will not stand for reelection as a member of the board of Digimarc Corporation at its 2023 annual meeting of shareholders.

Board member independence

Other than our Mr. Kumar as our CEO, each of our director nominees and Ms. Breakiron-Evans has been determined by the Board to be an "independent director" under the rules of Nasdaq, which require that, in the opinion of the Board, such person not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.



Director retirement:
Maureen Breakiron-Evans

Maureen Breakiron-Evans, who joined the Board in 2009, is not standing for reelection at the 2023 annual meeting. The Board thanks Ms. Breakiron-Evans for her commitment to Cognizant's shareholders, employees and other stakeholders. She has made meaningful contributions to Cognizant during her 14 years of service on the Board, including as a member of our Audit and Governance and Sustainability Committees.



Recent director appointments

- Eric Branderiz, Nella Domenici and Bram Schot, the three independent director nominees appointed to the Board since the 2022 annual meeting, were identified and evaluated through a director search process overseen by the Governance Committee and undertaken with the assistance of independent director search firms.

- Mr. Branderiz's appointment as director in February 2023 was based on his significant experience in finance, accounting, M&A execution, risk management and ESG and corporate governance, as well as expertise across the energy, technology, semiconductor and renewables sectors.

- Ms. Domenici's appointment as director in February 2023 was based on her significant experience in financial markets, corporate strategy and M&A from her experience as a financial and operations executive driving strategy for high quality technology and investment firms.

- Mr. Schot's appointment as director in April 2023 was based on his significant international operational, managerial and technological expertise in the automotive industry.

Changes in committee composition

In September 2022, Mr. Rohleder was added to the Audit Committee.

In February 2023, in light of the pending retirement of Ms. Breakiron-Evans, as well as the addition of Mr. Branderiz and Ms. Domenici to the Board, the Board committed to evaluating the composition of its committees. As a result of such evaluation, in March 2023, the Board effectuated the following changes to the committees:

- Appointed Mr. Branderiz to the Audit Committee and the Compensation Committee

- Appointed Ms. Domenici to the Finance Committee and the Governance Committee

- Appointed Mr. Rohleder as a member of the Governance Committee in lieu of Mr. Patsalos-Fox 's continued service

- Moved Ms. Bali from the Finance Committee onto the Governance Committee

Mr. Schot is expected to be appointed to committees in May 2023.



Zein Abdalla
Former President of PepsiCo

Director Since 2015
Age 64
Independent

Committees
F **G**
Chair

Birthplace
Sudan


Education
Imperial College, London University – B.S.

Mr. Abdalla brings to Cognizant's Board of Directors decades of experience having led and shaped large scale operations across the world as President and a manager of key divisions of PepsiCo.

Period	Relevant experience	Key Qualifications
1995-2014	**PepsiCo, Inc. (PEP), a multinational food, snack and beverage company** **President (2012 – 2014)** **CEO, PepsiCo Europe (2009 – 2012)** **President, PepsiCo Europe (2006 – 2009)** **Various senior executive positions (1995 – 2006)** Public company leadership and experience leading and shaping large scale operations across the world from his global President role and decades of executive experience at a leading Fortune 50, Nasdaq-listed global company.	⚙️ 🌐 🏛️
2012-2022	**Past director positions** **The TJX Companies, Inc.** (TJX), a retailer of apparel and home fashions	🏛️
Since: 2017 2017 2016 2016	**Select board and other positions** **Mastercard Foundation** – board member and chair (since 2020) **Kuwait Food Company K.S.C.P.** – board member **Imperial College Business School Advisory Board** – member **Mars, Incorporated** – board advisor	

Committees
A Audit Committee **C** Compensation and Human Capital Committee **F** Finance and Strategy Committee **G** Governance and Sustainability Committee Chair Committee Chair **+** Audit Committee financial expert

Key qualifications :
Technology and consulting services Talent management Security Regulated industries Operations management International business development Public company leadership Public company governance Finance, accounting and risk management

Cognizant 2023 Proxy statement 19



Vinita Bali

Former CEO and Managing Director of Britannia Industries and Former VP, The Coca-Cola Company

Director Since 2020
Age 67
Independent

Committees
C G

Birthplace
India


Education
University of Delhi, India – B.A.
Jamnalal Bajaj Institute of Management Studies in India – M.B.A.

Ms. Bali brings experience to the Cognizant Board of Directors gained through leading large multinationals in CEO and senior marketing and sales roles around the globe, having worked for over three decades with companies like Britannia Industries, The Coca-Cola Company and Cadbury Schweppes plc.

Period	Relevant experience	Key qualifications
2005-2014	**Britannia Industries, an international food products company based in India and listed on the National Stock Exchange and Bombay Stock Exchange in India** **Chief Executive Officer and Managing Director** Public company CEO experience directing and shaping strategy for an international food products company.	🌐 🏛
2003-2005	**The Zyman Group, a marketing and communications strategy firm** **Managing Principal and Head of Business Strategy Practice, USA**	
1994-2003	**The Coca-Cola Company (KO), a multinational beverage company** **Vice President and Head, Corporate Strategy (2001 – 2003)** **President, Andean Division (1999 – 2000)** **Vice President, Marketing for Latin America (1997-1998)** **Worldwide Marketing Director (1994 – 1997)** Executive-level business, operational and marketing leadership roles, based in the United States and Chile, for key divisions around the globe for a then Fortune 100, NYSE listed company.	⚙ 🌐
1980-1994	**Cadbury Schweppes plc, a multinational confectionery company** **Senior marketing roles across a number of geographies, including South Africa, Nigeria, India and the U.K.** Senior business, operational and marketing leadership roles across a number of geographies for a leading multinational confectionery company.	
Since: 2021 2017 2014	**Current public company boards** **SATS Ltd.,** (BG), a leading provider of food solutions and gateway services and listed on the Singapore Stock Exchange **Syngene International Ltd.,** a research and manufacturing company listed on the National Stock Exchange ("NSE") and Bombay Stock Exchange ("BSE") in India **CRISIL Ltd.,** a global analytical company providing ratings, research and risk and policy advisory services listed on the NSE and BSE	
2018-2021 2014-2020	**Past director positions** **Bunge Ltd.** (BG), an agribusiness and food company **Smith & Nephew Plc** (SNN), a global portfolio medical technology business	🏛

Committees

A Audit Committee   **C** Compensation and Human Capital Committee   **F** Finance and Strategy Committee   **G** Governance and Sustainability Committee   **Chair** Committee Chair   **+** Audit Committee financial expert

Key qualifications :

Technology and consulting services   Talent management   Security   Regulated industries   Operations management   International business development   Public company leadership   Public company governance   Finance, accounting and risk management



Eric Branderiz

Former Executive Vice President and Chief Financial Officer of Enphase Energy

Director Since 2023
Age 58
Independent

Committees
A+ C

Birthplace
Argentina

Education
University of Alberta – BCom

Certifications
CPA in California

Mr. Branderiz brings to Cognizant's Board of Directors experience in finance, accounting, M&A execution, risk management, ESG and corporate governance across various energy and technology sectors, including Enphase Energy and Tesla.

Period	Relevant experience	Key qualifications
2018-2022	**Enphase Energy, Inc. (ENPH), a renewable energy technology company** **Executive Vice President and Chief Financial Officer** Insight into the particular financial and operational challenges of a global business gained through his role as CFO of a public company.	
2016-2018	**Tesla, Inc. (TSLA), an automotive and renewable energy company** **Chief Accounting Officer and Corporate Controller**	
2010-2016	**SunPower Corporation (SPWR), a solar energy system design and manufacturing company** **Various senior roles, including Senior Vice President, Corporate Controller and Chief Accounting Officer and Senior Vice President, Head of Global Residential and Light Commercial Operations and Finance**	
2009-2010	**Knowledge Learning Corporation (now KinderCare Learning Centers, LLC), an operator of child care and early childhood education facilities** **Vice President, Corporate Controller, Corporate Treasurer, and Head of Subsidy Business Operations**	
2007-2009	**Spansion, Inc. (Now Infineon Technologies, AG), a manufacturer of flash memory, microcontrollers, mixed-signal and analog products, and system-on-chip solutions** **Senior Vice President, Corporate Controller, Head of Sales & Marketing Finance, Tax and Treasury**	
2002-2005	**Advanced Micro Devices, Inc. (AMD), a multinational semiconductor company** **Americas Controller**	
1996-2002	**Ernst & Young LLP, a multinational professional services partnership** **Auditor**	
Since 2023	**Current public company boards** **Fortive Corporation** (FTV), a provider of essential technologies for connected workflow solutions across a range of end-markets	
Since 2022	**Select other director positions** **Envision AESC**, a leading battery technology company	

Committees
A Audit Committee C Compensation and Human Capital Committee F Finance and Strategy Committee G Governance and Sustainability Committee Chair Committee Chair + Audit Committee financial expert

Key qualifications :
Technology and consulting services Talent management Security Regulated industries Operations management International business development Public company leadership Public company governance Finance, accounting and risk management



Archana Deskus

Chief Information Officer of PayPal

Director Since 2020
Age 57
Independent

Committees
A C

Birthplace
India



Education
Boston University – B.S.
Rensselaer Polytechnic Institute – M.B.A.

Ms. Deskus brings experience as a CIO to Cognizant's Board of Directors, setting and leading the technology strategy for large global corporations, including PayPal, Intel, Hewlett-Packard, Baker Hughes, Ingersoll Rand, Timex and North America HVAC.

Period	Relevant experience	Key qualifications
2022 to present	**PayPal Holdings, Inc. (PYPL), a digital payments company** **Executive Vice President, Chief Information Officer** Extensive experience as a senior leader, setting and leading technology and information security strategy for a number of large, global technology companies across a diverse set of industries.	
2020-2022	**Intel Corporation (INTC), a technology company** **Senior Vice President, Chief Information Officer**	
2017-2020	**Hewlett-Packard Enterprise Company (HPE), an information technology company** **Senior Vice President, Chief Information Officer**	
2013-2017	**Baker Hughes Incorporated, an oilfield services company acquired by General Electric in 2017** **Vice President, Chief Information Officer**	
2011-2012	**Ingersoll Rand Inc. (IR), an industrial manufacturing company** **Vice President, Chief Information Officer**	
2006-2011	**Timex Group USA, Inc., a watch manufacturing company** **Vice President, Chief Information Officer**	
1987-2006	**United Technologies Corporation, a provider of high technology products and services, and various affiliated entities** Vice President, Chief Information Officer of Carrier Corporation, a heating, air conditioning and refrigeration solutions company (2003- 2006) Various other positions (1987-2003)	
Since 2019	**Current public company boards** **East West Bancorp, Inc.** (EWBC), the holding company for East West Bank, the largest independent bank in Southern California; also on the board of subsidiary East West Bank (since 2019)	
	Select past positions	
2018-2020	**Data Science Institute of the University of Houston** – advisory board member	
2016-2017	**IBM Global Technology Services** – customer advisory board member	
2014-2017	**Junior Achievement of Southeast Texas** – board member	

Committees
A Audit Committee C Compensation and Human Capital Committee F Finance and Strategy Committee G Governance and Sustainability Committee Chair Committee Chair + Audit Committee financial expert

Key qualifications :
Technology and consulting services; Talent management; Security; Regulated industries; Operations management; International business development; Public company leadership; Public company governance; Finance, accounting and risk management



John M. Dineen
Former President and CEO of GE Healthcare

Director Since 2017
Age 60
Independent

Committees
A F
Chair

Birthplace
USA

Education
University of Vermont – B.S.

Mr. Dineen brings to Cognizant's Board of Directors experience from having managed several key business divisions of General Electric and in the healthcare industry from having served as President and CEO of GE Healthcare.

Period	Relevant experience	Key qualifications
2015-2022	**Clayton, Dubilier & Rice LLC, an investment firm** **Operating Advisor (Healthcare sector)**	
1986-2014	**General Electric Company (GE), a global digital industrial company** **President and Chief Executive Officer, GE Healthcare (2008 – 2014)** **Chief Executive Officer, GE Transportation (2005 – 2008)** Broad-based leadership, operations management, regulated industry and international business experience gained during his 28 years in leadership roles managing several key business divisions of GE, a then Fortune 20 business. Most recently he was president and CEO of London-based GE Healthcare, a leading provider of medical imaging, diagnostics and other health information technology and then $18 billion annual revenue enterprise with 50,000 employees around the world. He also served in several international management roles in Asia and Europe.	
Since 2018	**Current public company boards** Syneos Health, Inc. (SYNH), a biopharmaceutical solutions organization	
2015-2019	**Select past director positions** **Merrimack Pharmaceuticals, Inc.** (MACK), a pharmaceutical company specializing in the development of drugs for the treatment of cancer	

Committees
A Audit Committee C Compensation and Human Capital Committee F Finance and Strategy Committee G Governance and Sustainability Committee Chair Committee Chair + Audit Committee financial expert

Key qualifications :
Technology and consulting services Talent management Security Regulated industries Operations management International business development Public company leadership Public company governance Finance, accounting and risk management



Nella Domenici
Former CFO of Bridgewater Associates

Director Since 2023
Age 62
Independent

Committees
F G

Birthplace
USA


Education
Georgetown University – B.A.
Georgetown University Law Center – J.D.
Harvard Business School – M.B.A.

Ms. Domenici brings expertise in financial markets, corporate strategy and M&A to Cognizant's Board of Directors from her experience as a financial and operations executive driving strategy for high quality technology and investment firms, including as the CFO of Bridgewater Associates.

Period	Relevant experience	Key qualifications
2020-2021	**Dataminr, a leading artificial intelligence company that detects emerging risks from publicly available information** **Chief Financial Officer and member of the Executive Committee** Talent management experience and insight into the financial and operational challenges facing companies from her role as CFO.	
2012-2018	**Bridgewater Associates, a global leader in institutional portfolio management** **Chief Financial Officer (2015 – 2018)** **Strategic Advisor to the Management Committee (2012 – 2015)**	
2004-2005	**Citadel Investment Group, LLC (Now Citadel LLC), a multinational hedge fund and financial services company** **Member of the Management and Chief of Staff**	
2001-2004	**Credit Suisse First Boston, an investment banking company** **Head of Middle Market Mergers and Acquisitions (2003-2004)** **Chief of Staff for Global Investment Banking (2001-2003)**	
Since 2020	**Current public company boards** **AllianceBernstein Holding LP** (AB), a global asset management firm	
2020-2022	**Select past director positions** **Change Healthcare Inc.** (CHNG) (acquired by UnitedHealth Group in 2022), a provider of revenue and payment cycle management within the U.S. healthcare system	

Committees
A Audit Committee   **C** Compensation and Human Capital Committee   **F** Finance and Strategy Committee   **G** Governance and Sustainability Committee   **Chair** Committee Chair   **+** Audit Committee financial expert

Key qualifications :
Technology and consulting services   Talent management   Security   Regulated industries   Operations management   International business development   Public company leadership   Public company governance   Finance, accounting and risk management



Ravi Kumar S
CEO of Cognizant

Director Since 2023
Age 51

Birthplace
India

Education
Shivaji University – B.E.
Xavier Institute of Management, India – M.B.A.

Ravi Kumar Singisetti (also referred to as Ravi Kumar S or Ravi Kumar) was appointed Chief Executive Officer of Cognizant in January 2023. In his role as CEO, Mr. Kumar sets the strategic direction of the company, promotes Cognizant's client-first culture, and focuses on ensuring sustainable growth and driving long-term shareholder value.

He is a highly accomplished services industry executive with experience across digital transformation, traditional technology and engineering services, data and analytics, cloud and infrastructure, and consulting.

Period	Relevant experience	Key qualifications
2023	**Cognizant** **Chief Executive Officer** Senior leadership, technology, consulting, talent management, operations management and international experience as CEO of Cognizant since January 2023	
2002-2022	**Infosys Limited (INFY), a global managing consulting, technology services and outsourcing company** **President (2016 – 2022)** **Various other positions (2002 – 2016)** Highly accomplished services industry executive with experience across digital transformation, traditional technology and engineering services, data and analytics, cloud and infrastructure, and consulting gained through progressively more senior executive leadership roles at Infosys, where, as President, he led the global services organization across all industry segments.	
2002	**Sapient (Now Publicis Sapient), a digital consulting company** **Director**	
2001-2002	**Oracle Corporation (ORCL), a multinational computer technology company** **Business manager**	
2000-2001	**Cambridge Technology Partners, a multinational professional services company that specializes in business and IT consulting** **AVP**	
1996-2000	**PricewaterhouseCoopers, an international professional services brand of firms** **Senior consultant**	
Since: 2022 2021	**Current public company boards**[1] **TransUnion** (TRU), a global information and insights company **Digimarc Corporation** (DMRC), company that provides digital watermarking solutions	
Since: 2021 2020	**Select other positions** **U.S. Chamber of Commerce** – Board member **New York Academy of Sciences** – Board of Governors	

1 The Board was aware of the directorships when Mr. Kumar was appointed as the company's CEO effective January 12, 2023, and acknowledged the exception to the company's director overboarding policy at the time. In March 2023, Mr. Kumar notified the Board that he will not stand for reelection as a member of the board of Digimarc Corporation at its 2023 annual meeting of shareholders.

Committees
A Audit Committee **C** Compensation and Human Capital Committee **F** Finance and Strategy Committee **G** Governance and Sustainability Committee **Chair** Committee Chair **✚** Audit Committee financial expert

Key qualifications :
Technology and consulting services Talent management Security Regulated industries Operations management International business development Public company leadership Public company governance Finance, accounting and risk management



Leo S. Mackay, Jr.
SVP, Ethics and Enterprise Assurance of Lockheed Martin

Director Since 2012
Age 61
Independent

Committees
A C G
Chair

Birthplace
USA


Education
United States Naval Academy – B.S.
Harvard University – M.P.P.
Harvard University – Ph.D.

Dr. Mackay brings expertise in auditing and compliance, security, government contracting, and federal government senior policymaking to Cognizant's Board of Directors through his positions at Lockheed Martin and in the Bush administration.

Period	Relevant experience	Key qualifications
2007 to present	**Lockheed Martin Corporation (LMT), a Fortune 100 global security and aerospace company** Senior Vice President, Ethics and Enterprise Assurance (since 2018) Senior Vice President, Internal Audit, Ethics and Sustainability (2016 – 2018) Vice President, Ethics and Sustainability (2011 – 2016) Vice President, Corporate Business Development and various other positions (2007 – 2011) Extensive expertise in security, government contracting, auditing and compliance from his senior executive roles at one of the world's largest and most well-known security and aerospace companies.	🔒 🔍 💵
2005-2007	**Integrated Coast Guard Systems LLC, a joint venture between Lockheed Martin and Northrop Grumman Corporation (NOC)** President Operations management experience from his senior leadership roles.	🔍 ⚙️
2003-2005	**ACS State Healthcare LLC (now part of Conduent), an IT/BPO services company in the healthcare space** Chief Operations Officer Technology consulting and operations management experience specific to the healthcare industry from his role as COO.	⚙️ 🔍 ⚙️
2001-2003	**United States Department of Veterans Affairs** Deputy Secretary and Chief Operating Officer Operations management experience from having served as Deputy Secretary and COO of the U.S. Department of Veterans Affairs.	⚙️
1997-2001	**Bell Helicopter, a helicopter and tiltrotor craft manufacturer**	
Since 2020	**Current public company boards** Ameren Corporation (AEE), a public utility holding company	🏛️
Since 2018	**Select other director positions** Lockheed Martin Ventures, the venture capital arm of Lockheed Martin	
2016-2023	**Select past director positions** USAA Federal Savings Bank, a federal savings bank	

Committees
A Audit Committee   C Compensation and Human Capital Committee   F Finance and Strategy Committee   G Governance and Sustainability Committee   **Chair** Committee Chair   **+** Audit Committee financial expert

Key qualifications :
⚙️ Technology and consulting services   🔈 Talent management   🔒 Security   🔍 Regulated industries   ⚙️ Operations management   🌐 International business development   🏛️ Public company leadership   🏛️ Public company governance   💵 Finance, accounting and risk management



Michael Patsalos-Fox
Former Chairman, the Americas of McKinsey & Company and Former CEO of Stroz Friedberg

Director Since 2012
Age 70
Independent

Committees
C F

Birthplace
Cyprus


Education
University of Sydney – B.S.
International Institute for Management Development, Lausanne, Switzerland – M.B.A.

Mr. Patsalos-Fox brings decades of experience counseling clients in the technology and consulting space to Cognizant's Board of Directors, gained from his 32-year tenure in senior roles with McKinsey & Company and his role as CEO for Vidyo, as well as expertise in the cybersecurity space from his experience as CEO of Stroz Friedberg.

Mr. Patsalos-Fox served as Chair of Cognizant's Board of Directors from September 2018 until January 2023.

Period	Relevant experience	Key qualifications
2017-2019	**Vidyo, a cloud-based video conferencing services company** **Chairman and Chief Executive Officer**	
2013-2017	**Stroz Friedberg, a global investigation and cybersecurity firm** **Chief Executive Officer** Expertise and insight in the cybersecurity space from his experience as CEO.	🛡
1981-2013	**McKinsey & Company, a global management consulting company** **Senior Partner (1992 – 2013)** **Board of Directors (1998 – 2010)** **Chairman, the Americas (2003 – 2009)** **Member of the Operating Committee (2003 – 2012)** **Managing Partner of the New York (2001 – 2003) and New Jersey (1996 – 2001) offices, North American Corporate Finance and Strategy practice and European Telecoms practice** Decades of experience counseling clients in the technology and consulting space gained from his 32-year tenure with McKinsey & Company, where he also served in various senior leadership roles. Among other things, he brings talent management experience from leading a global professional services business and extensive experience developing a technology consulting business from leading the firm's new business growth opportunities around data, analytics and software.	
Since 2020	**Select other director positions** **MIO Partners, Inc.**, an investment subsidiary of McKinsey & Company, Chairman of the board	

Corporate governance



Stephen J. Rohleder

Former Group Chief Executive, North America and Chief Operating Officer of Accenture plc

Director Since 2022
Age 65
Independent

Committees
A F G

Birthplace
USA

Education
University of Texas, Austin – B.B.A.

Mr. Rohleder brings decades of experience overseeing operations, developing strategy, counseling clients and developing teams in the technology space to Cognizant's Board of Directors, gained from his 35-year tenure in senior roles with Accenture and his roles as a board member and later CEO of GTY Technology Holdings.

Period	Relevant experience	Key qualifications
2015 to present	**SGR Equity Investments, a private equity and venture capital company** **Principal Owner** Oversight and direction of personal and family investments in private equity and venture capital opportunities.	
2019-2020	**GTY Technology Holdings Inc. (GTYH), a software as a service company that offers a cloud-based suite of solutions for the public sector in North America** **Chairman, CEO and President** Public company CEO experience directing and shaping strategy for a North America technology company following several years of service as a member of the Board of Directors.	
1981-2015	**Accenture plc (formerly Anderson Consulting) (ACN), a global managing consulting, technology services and outsourcing company** **Group Chief Executive, North America (2014 – 2015)** **Group Chief Executive, Health & Public Service (2009 – 2014)** **Global Chief Operating Officer (2004 – 2009)** **Various other roles (1981 – 2004)** Extensive experience counseling clients in the technology and consulting space gained from his 35-year tenure with Accenture, a leading NYSE-listed global management consulting, technology services and outsourcing company. Gained senior leadership, technology, consulting, talent management, operations management, strategy, international business development and health and public service experience through progressively more senior leadership roles and experiences. While COO, he was responsible for leading Accenture's strategic direction and overall operational performance and for all global operations in approximately 50 countries and 175 cities.	
Since: 2018 2018	**Select other positions** **KungFu.AI,** a professional services firm focusing on AI solutions for businesses – strategic advisor **University of Texas Health Advisory Committee**	
2017-2020 2016-2020 2015-2019	**Select past director and other positions** **Apogee, Inc.**, the largest provider of on-campus residential networks and video solutions in higher education – Advisory Board member **GTY Technology Holdings Inc.** (GTYH), a software as a service company – director **Kony, Inc.**, a cloud-based enterprise mobility solutions company and mobile application development platform provider – Advisory Board member	

Committees
A Audit Committee   **C** Compensation and Human Capital Committee   **F** Finance and Strategy Committee   **G** Governance and Sustainability Committee   **Chair** Committee Chair   **+** Audit Committee financial expert

Key qualifications :
Technology and consulting services   Talent management   Security   Regulated industries   Operations management   International business development   Public company leadership   Public company governance   Finance, accounting and risk management



Abraham "Bram" Schot
Former Chairman and CEO of Audi AG

Director Since 2023
Age 61
Independent

Birthplace
Netherlands

Education
University of Bradford, England – Masters in Business Administration

Mr. Schot brings international strategic, leadership and transformational expertise to Cognizant's Board of Directors from more than three decades of experience in the automotive industry, including management positions at DaimlerChrysler, Mercedes-Benz, Volkswagen Group and Audi.

Period	Relevant experience	Key qualifications
2011-2020	**Volkswagen AG, a global manufacturer of automotive and commercial vehicles** **Chairman & CEO of the Board of Management (Audi AG) (2018 – 2020)** Leadership experience for a significant business unit of a public company leading and shaping large scale operations across the world for a leading automotive manufacturer. Responsible for the transition of the established business model to improve sustainability and continue the push for electrification.	⚙️ 🌐 👥
	Member of the Board of Management (Volkswagen Group) (2018 – 2020) **Member of the Board of Management (Audi AG) (2017 – 2018)** **Member of the Board of Management and Executive Vice President of Volkswagen Commercial Vehicles group (2011 – 2016)** Responsible for global marketing, sales and services for new business model vehicles.	⚙️ 🌐
2006-2011	**Daimler AG/Mercedes-Benz Italia, Italian arm of Mercedes-Benz Group, a global automotive company** **President and CEO** Executive level business and operational role, focusing on innovation, cost-optimization, and organizational effectiveness within the broader international company.	⚙️
1998-2006	**DaimlerChrysler Nederland and Mercedes-Benz Nederland – Netherlands arm of Mercedes-Benz Group** **President and CEO (2003 – 2006)** **Various leadership roles, including previous responsibility as Marketing Director and for heading the Corporate Strategy and Planning department (1998 - 2003)**	
Since: 2022 2020	**Current public company boards** **Signify NV**, a multinational lighting company **Shell plc**, a global energy company	
Since: 2022 2022 2022 2021 2021 2021 2020	**Select other positions** **ADS Tec-Holding**, Senior Advisory Role **Laureus**, Senior Advisory Role **Next Mobility Labs**, Senior Advisory Role **SDA Bocconi School of Management in Milan, Italy**, Associate Professor of Practice in Corporate Strategy **Carlyle Group**, Senior Advisory Role **Global Cleantec Capital**, Senior Advisory Role **TomTom, N.V.,** Senior Advisory Role	

Committees

A Audit Committee   **C** Compensation and Human Capital Committee   **F** Finance and Strategy Committee   **G** Governance and Sustainability Committee   `Chair` Committee Chair   **+** Audit Committee financial expert

Key qualifications :

🔧 Technology and consulting services   🎯 Talent management   🛡️ Security   🔍 Regulated industries   ⚙️ Operations management   🌐 International business development   👥 Public company leadership   🏛️ Public company governance   💰 Finance, accounting and risk management

Corporate governance



Joseph M. Velli
Former Senior EVP of The Bank of New York

Director Since 2017
Age 65
Independent

Committees
A C

Birthplace
USA

Education
William Paterson University – B.A.
Fairleigh Dickinson University – M.B.A.

Mr. Velli brings experience to Cognizant's Board of Directors in creating, building and leading global large-scale technology, processing and software platform businesses as a Senior EVP for The Bank of New York and as CEO of ConvergEx Group.

Period	Relevant experience	Key qualifications
2016 to present	**Lovell Minnick Partners, LLC, a private equity firm** Advisory Council Member	
2006-2014	**ConvergEx Group, LLC, a provider of software platforms and technology-enabled brokerage services** **Board Director (2014)** **Chairman and CEO (2006-2013)** Significant experience in creating, building and leading large-scale technology, processing and software platform businesses for a broker-dealer in the financial services industry.	
1984-2006	**The Bank of New York (now BNY Mellon) (BK), a financial services institution** **Senior Executive Vice President and member of the Senior Policy Committee; various leadership roles, including CEO of BNY Securities, Head of Investor Services and Head of Consumer Banking (1998 – 2006)** **Executive Vice President (1992 – 1998)** **Other leadership positions, including Head of Issue Services (1984 – 1992)** Senior executive leadership, technology, regulated industries and operations management experience from over two decades in senior business roles at a leading global financial institution. Among other things, he was involved in creating, building and leading large-scale technology, processing and software platform businesses and leading several key business lines, including global issuer services, global liquidity services, pension and 401(k) services, consumer and retail banking, correspondence clearing and securities services.	
Since: 2020 2014 2007	**Current public company boards** **AssetMark Financial Holdings, Inc.** (AMK), a provider of financial, investment and consulting services **Computershare Limited**, a global provider of corporate trust, stock transfer, employee share plan and mortgage servicing services listed on the Australian Securities Exchange **Paychex, Inc.** (PAYX), a provider of payroll, human resource and benefits outsourcing services	
2010-2014	**Select past director positions** E*Trade Financial Corporation	

Committees
A Audit Committee   **C** Compensation and Human Capital Committee   **F** Finance and Strategy Committee   **G** Governance and Sustainability Committee   **Chair** Committee Chair   **+** Audit Committee financial expert

Key qualifications :
Technology and consulting services   Talent management   Security   Regulated industries   Operations management   International business development   Public company leadership   Public company governance   Finance, accounting and risk management

30   **Cognizant**   2023 Proxy statement



Sandra S. Wijnberg
Former CFO of Marsh & McLennan Companies

Director Since 2019
Age 66
Independent

Committees
A+ F
Chair

Birthplace
USA

Education
University of California, Los Angeles – B.A.
University of Southern California, Marshall School of Business – M.B.A.

Ms. Wijnberg brings to Cognizant's Board of Directors expertise in managing a large global professional services business from her role as CFO of Marsh & McLennan Companies, as well as a private equity perspective from her position as Partner and CAO of Aquiline Holdings.

Period	Relevant experience	Key qualifications
2007-2019	**Aquiline Holdings, LLC, a registered investment advisory firm** Executive Advisor (2015 – 2019) Partner, Chief Administrative Officer (2007 – 2014) Private equity insights and expertise in the investment management sector and with registered investment company regulations from having served in executive and advisory capacities for an investment advisory firm.	
2000-2006	**Marsh & McLennan Companies, Inc. (MMC), a global professional services company** Senior Vice President and Chief Financial Officer Extensive technology and consulting services, talent management, regulated industries, international business development and finance, accounting and risk management experience from her position as CFO of Marsh & McLennan, a then $11 billion annual revenue enterprise with 55,000 employees around the world providing risk and insurance services, risk consulting and technology and other consulting and investment management services.	
1997-1999	**Yum! Brands, Inc. (YUM), a global operator and franchisor of quick service restaurants** Senior Vice President, Treasurer and ultimately interim Chief Financial Officer International business development and finance, accounting and risk management experience from her senior finance roles, including as interim CFO, at a large, global enterprise.	
1994-1997	**PepsiCo, Inc. (PEP)** Chief Financial Officer, KFC Corporation (1996 – 1997) Vice President and Assistant Treasurer (1994 – 1996) International business development and finance, accounting and risk management experience from senior finance roles, including as CFO of a significant subsidiary, at a leading Fortune 50, Nasdaq-listed global company.	
Since: 2021 2016 2016	**Current public company boards** **Hippo Holdings, Inc.** (HIPO), a homeowners' insurance company **T. Rowe Price Group, Inc.** (TROW), a global asset management firm **Automatic Data Processing, Inc.** (ADP), a provider of human resources management software and services	
2014-2016 2003-2016	**Select past director and other positions** **Office of the Quartet, U.S. Department of State** Deputy Head of Mission, Jerusalem recruited to advance the Quartet's Palestinian economic development mandate **Tyco International plc** (now Johnson Controls International plc) – director	

Committees
A Audit Committee   **C** Compensation and Human Capital Committee   **F** Finance and Strategy Committee   **G** Governance and Sustainability Committee   **Chair** Committee Chair   **+** Audit Committee financial expert

Key qualifications :
Technology and consulting services   Talent management   Security   Regulated industries   Operations management   International business development   Public company leadership   Public company governance   Finance, accounting and risk management

Corporate governance

Committees of the Board



Board

The Board exercises its oversight responsibilities both directly and through its committees. The same oversight structure is utilized with respect to the company's enterprise risk management ("ERM") program. The Board believes that its role in the oversight of the company, including its business, strategy and risks, is facilitated by our current Board leadership structure, with a strong independent Chair, as well as our committee structure, as it allows our four standing Board committees to play an active role in the oversight of the actions of management, including with respect to identifying risks and implementing effective risk management policies and controls.

Meetings in 2022: **15**

Weighted average 2022 attendance of directors: **95%**

Recent key focus areas

- Strategic priorities
- Leadership transitions
- IT and security modernization
- Attrition and evolving employee expectations

Audit Committee

Meetings in 2022: **13**

Weighted average 2022 attendance of directors: **94%**

8 members



Wijnberg
Chair

Branderiz

Breakiron-Evans

Deskus

Dineen

Mackay, Jr.

Rohleder

Velli

Key responsibilities and areas of risk oversight

- Financial statements and publicly reported financial information
- Internal controls over financial reporting
- Company's independent registered public accounting firm, including appointment, qualifications, independence and performance
- Internal audit
- Ethics and compliance
- Enterprise risk management program
- Security (including cybersecurity) and data privacy risks
- Tax planning and strategy
- Third party risks
- Business continuity management

Recent activities and key focus areas

- Reviewing and approving the 2022 financial statements and disclosure enhancements
- Reviewing and selecting the independent auditor for the year ending December 31, 2023
- Overseeing the internal audit department's annual audit plan and budget
- Overseeing the company's continued IT and security modernization agenda
- Overseeing material litigation and potential litigation
- Overseeing compliance with legal and regulatory requirements, as well as the company's code of ethics

Audit Committee financial experts and financial literacy

Mr. Branderiz and Ms. Wijnberg are "audit committee financial experts" (per SEC rules), and all members of the committee can "read and understand fundamental financial statements" (per Nasdaq rules).

Finance and Strategy Committee ("Finance Committee")

Meetings in 2022: **8**

Weighted average 2022 attendance of directors: **89%**

6 members



Dineen
Chair

Abdala

Domenici

Patsalos-Fox

Rohleder

Wijnberg

Key responsibilities and areas of risk oversight

- Assisting the Board with respect to corporate plans, strategies and objectives
- Targeted financial model
- Capital structure and allocation
- Dividend policies and stock repurchase programs
- Enterprise resource planning and management
- Growth and scalability of corporate processes and systems
- Assisting the Board with respect to mergers and acquisitions strategy and execution
- Treasury matters, including hedging strategies
- Service delivery
- Investor relations
- Insurance

Recent activities and key focus areas

- Overseeing the capital structure and allocation program, with approximately $2 billion in share repurchases and dividends in 2022 (see **page 5**)
- Overseeing the deployment or potential deployment of capital for acquisitions aligned with our strategic priorities (see **page 5**)
- Overseeing tax strategy and planning, including repatriations
- Real estate strategy

Compensation and Human Capital Committee ("Compensation Committee")

Meetings in 2022: **5**

Weighted average 2022 attendance of directors: **96%**

6 members

   

Mackay, Jr.
Chair

Bali   **Branderiz**   **Deskus**

 

Patsalos-Fox   **Velli**

Key responsibilities and areas of risk oversight
- Evaluation and compensation of the CEO and other executive officers
- Director compensation recommendations to the Board
- Performance-based compensation arrangements
- Equity-based compensation plans
- Employment and severance agreements and other arrangements with executive officers
- General talent engagement
- Diversity and inclusion
- Assessment of shareholder "say-on-pay" and "say-on-pay" frequency votes
- Stock ownership guidelines
- Clawback policy

Recent activities and key focus areas
- Making recommendations to the Board regarding the compensation of Ravi Kumar S as the company's new CEO
- Undertaking a detailed review of our talent engagement and diversity and inclusion efforts (see **page 36**), including oversight of performance during the company's first year utilizing a gender diversity metric in the ACI program, as well as other efforts to empower and promote women leaders
- Monitor attrition prevalent in industry and oversee management's efforts to reduce and mitigate its impact on our organization

Governance and Sustainability Committee

Meetings in 2022: **6**

Weighted average 2022 attendance of directors: **96%**

6 members

   

Abdala
Chair

Bali   **Breakiron-Evans**   **Domenici**

 

Mackay, Jr.   **Rohleder**

Key responsibilities and areas of risk oversight
- Nominations to the Board and Board committees, including evaluation of any shareholder nominees
- Director independence recommendations to the Board
- Annual Board self-evaluation process
- Macro environment and geo-political risks, including immigration law changes and physical climate risk
- Legal and regulatory risks, including intellectual property
- Reviewing corporate governance structure and practices, including the company's corporate governance guidelines
- Public affairs and public policy initiatives
- ESG strategy, initiatives and policies including in the areas of climate change, environmental protection and sustainability, employee health and safety and corporate social responsibility programs

Recent activities and key focus areas
- Overseeing the Board's 2022 self-evaluation process (see **page 14**)
- Reviewing the company's exposure to potential changes in immigration laws and regulations
- Reviewing and approving the 2022 political spend disclosures and 2023 U.S. political contributions budget (only committee members who are U.S. citizens)
- Overseeing the company's enhancement of its ESG program and material ESG-related public disclosures
- Overseeing the company's roadmap and efforts towards reducing greenhouse gas emissions (see **page 37**)
- Overseeing the company's efforts to understand and mitigate physical climate risk



Management

Management is responsible for the day-to-day management of the company, including its business, strategy execution and risk management. As part of the committee oversight and risk management responsibilities under the committee charters, management provides regular updates to the Board and relevant committees.

Committee charters and composition changes

Each of the board's four standing committees — the Audit Committee, Finance Committee, Compensation Committee and Governance Committee —operates under a charter that has been approved by the Board and is available on the company's website. See "Helpful Resources" on **page 129**. Following the appointment of Mr. Branderiz and Ms. Domenici to the Board, an evaluation of committee composition was undertaken. See "Changes in committee composition" on **page 18**.

Board engagement activities

Shareholder engagement

Our Board values the input of our shareholders. It receives quarterly or more frequent updates on shareholder communications and is directly involved in responding to communications where appropriate. It also undertakes a formal governance-focused engagement process where select directors meet directly with a number of our large shareholders to solicit the input of shareholders on a proactive basis. We consider the valuable feedback and perspectives of our shareholders, which helps inform our decisions and our strategy, when appropriate. In 2022, the topics in our formal engagement discussions with our large shareholders mostly focused on the company's growth, strategy, management engagement with the Board, talent, the progress and goals of our ESG program and other governance topics. Following these meetings, the Board recognized more clearly the need for Cognizant to increase its commercial momentum, and accelerate revenue growth. This need contributed to the January 2023 CEO transition.

Winter 2022-2023 formal engagement



Attendance

OUTREACH to approx. **46%** of shares outstanding

MEETINGS AND FEEDBACKS **38%** of shares outstanding

9 of Top 15 holders

Stephen J. Rohleder
B
Chair

Michael Patsalos-Fox
B
Former Chair

Leo S. Mackay, Jr.
C
Chair

Mr. Rohleder (now serving as our Board Chair), Mr. Patsalos-Fox (then serving as our Board Chair) and Mr. Mackay (our Compensation Committee Chair) participated in the engagement process and meetings with shareholders, supported by representatives from the company's legal and investor relations functions.

Shareholder proposals at annual meeting

The Board reviews and takes positions with respect to any shareholder proposals submitted for consideration at the annual meeting. The Board also evaluates the voting results from the annual meeting, including with respect to shareholder proposals.

2022 Proposal – shareholder action by written consent

For the 2022 annual meeting, we received a proposal requesting that the Board undertake the steps necessary to permit the owners of a combined 10% of our outstanding common stock (without any other restrictions) to call a special shareholder meeting. In light of the voting results below, the Board did not take any action regarding this proposal.

⊘ **8.3%** FOR   ⊗ **91.7%** AGAINST

2023 Proposal – fair elections

For the 2023 annual meeting, we received a proposal requesting that the Board amend the bylaws to require shareholder approval for any advance notice bylaw amendments that: (1) require the nomination of candidates more than 90 days before the company's annual meeting, (2) impose new disclosure requirements for director nominees, including disclosures related to past and future plans, or (3) require nominating shareholders to disclose limited partners or business associates, except to the extent such investors own more than 5% of the company's shares. See **page 93** for the proposal and the Board's statement of opposition explaining why it has recommended that shareholders vote against the proposal.

2023 Proposal – shareholder ratification of termination pay

For the 2023 annual meeting, we received a proposal requesting that the Board seek shareholder approval of any senior manager's new or renewed pay package that provides for severance or termination payments with an estimated value exceeding 2.99 times the sum of the executive's base salary plus target short-term bonus. See **page 95** for the proposal and the Board's statement of opposition explaining why it has recommended that shareholders vote against the proposal.

Employee engagement and global delivery operations review

Travel to India

Typically, our Board travels to India, where more than 70% of our employees and the core of our global delivery operations are located, every other year. Over the course of a week, directors meet with employees in a variety of forums, tour a number of our global delivery centers and engage in a review of our operations in India. Following a delay due to COVID-19, the Board's most recent visit to India was in February and March 2023.

1-on-1 meetings

At our quarterly Board meetings, our directors engage in 1-on-1 meetings with members of management and high-performing employees. When possible, these meetings are held in-person rather than virtually.

Keeping up-to-date with trends and legal developments

NACD membership

The company maintains a subscription for Board members to the National Association of Corporate Directors ("NACD"), a recognized authority focused on advancing board leadership and establishing leading boardroom practices. Our Board members attend programs sponsored by the NACD as well as events and summits sponsored by various universities, accounting firms, law firms and other governance firms, and speak on various topics at these events.

Updates from advisors

Our Board members periodically meet with advisors to discuss corporate governance and executive compensation developments, accounting standards changes and various legal and other topics from internal and external counsel, our independent registered public accounting firm and third-party advisors.

Sustainable outcomes

We recognize that our business operates within a larger context, including communities and the physical world, necessitating a broad view of how our business affects people's lives economically, environmentally and socially and how social and environmental considerations impact our business. We strive to embed environmental, social and governance (ESG) considerations into our thinking, decisions and actions.

Supporting our people

Talent development

As a professional services company, our continued success depends on our ability to attract, develop and retain top talent. The Board is actively involved in overseeing our talent management and development as an integral part of its oversight of our business and strategy. Our focus on talent management and development stretches from the Board level to our more than 355,000 associates through programs overseen by management and reported on to the Board and its committees that are designed to identify, train and grow future leaders.

Board	Management
Executive officers	
• Compensation Committee oversees the evaluation process. • Board oversees CEO and senior executive succession planning.	• CEO and Chief People Officer, as appropriate, participate in and assist the Compensation Committee and the Board in executive officer evaluations.
Senior leadership	
• The Board oversees management's strategies for and progress in building a robust and diverse leadership pipeline, including hiring, development and movement of senior talent (AVP+, top ~1,000 leaders). • The Board periodically reviews, the pipeline of potential internal successors to the members of the Executive Committee (~50 leaders).	• Executive Committee (consisting of our CEO and his direct reports) meets monthly, reviews VP+ leadership (including racial/ethnic and gender diversity of executive candidate slates) and oversees global leadership development strategies and approach for managing senior talent (AVP+, top ~1,000 leaders). • Fast-track development for high-performing and high-potential leadership talent through personalized assessments, executive coaching and executive education programs.
Leadership pipeline and professionals	
• Compensation Committee oversees the company's general talent engagement (including retention, development and training) and diversity and inclusion programs and policies. • Board oversees the company's management development. • Board has also had a recent focus on the employee attrition prevalent in industry, its impact on the company, and efforts to mitigate it.	• Executive Committee includes talent management and development as an agenda item at periodic meetings, including deep dives on senior leadership talent, voluntary and involuntary attrition, areas of talent for investment, performance management and meritocracy, diversity and inclusion and driving high performing teams. • Annual global talent review of our leadership pipeline, plus a diverse set of leadership development opportunities, with targeted investments for our ~5,000 director level and above leaders.

Leadership and technical training

From campus hire training to providing capability assurance programs for professional practitioners, our learning ecosystem fuels growth for associates at all levels. Our approach to talent development has been recognized by leading learning and development organizations.

Sustainability training

We offer our associates continuous sustainability learning with a focus on climate change and its effects on people. We also have role-based sustainability training available.

Employee wellbeing

We are committed to fostering a culture of wellbeing, enabling care for our associates and their families through multiple stages of life. Cognizant's inclusive wellbeing program, designed to increase access and awareness, includes: flexible work arrangements, financial wellbeing resources, mental health and resilience offerings including counseling, mindfulness and relationship support, health benefits supporting both preventative and critical care, and work-life balance services. Associate engagement in wellbeing is encouraged through manager training, wellbeing champions and executive sponsorship.

Diversity and inclusion (D&I)

At Cognizant, we are working every day to create conditions for our employees to thrive. We are continually improving our efforts over the long term to provide a diverse and inclusive workforce, which strengthens our ability to innovate, understand, and better meet our clients' needs and aspirations, while reflecting the diversity of our clients and communities. We have D&I training and other programs in every geography where our employees are located, fostering inclusivity throughout our organization and culture.

One of the ways we are elevating the experience of work for women is through our global Women Empowered ("WE") affinity group. WE is committed to developing more women leaders at all levels of our company, providing career growth and leadership development opportunities, and building a community of women across all industries in business and technology. For example, our women's global leadership development program, Propel, is designed to help shape and mobilize the careers of women in leadership roles across our organization. By the end of 2022, more than 1,200 women leaders from around the world had completed the Propel program.

Global affinity groups that are sponsored by Cognizant's executive committee members and open to all associates welcome, nurture and provide safe spaces in which our employees can share their unique interests and aspirations.

- **Black, Latinx and Indigenous Group** supports programming and initiatives that promote career development, mentoring, recruitment, retention and community building.

- **Embrace (LGBTQ+)** provides a positive, supportive environment for lesbian, gay, bisexual, transgender, queer and other ("LGBTQ+") colleagues to be their authentic selves at work and creates a strong community among LGBTQ+ associates and allies, including connecting with our clients' LGBTQ+ networks to strengthen our client relationships.

- **Pan-Asian Group** fosters a safe environment for open dialogue, provides resources to the community for career growth and leadership development and celebrates Pan-Asian heritage.

- **Unite (People with Disabilities & Caregivers)** brings together people with disabilities and elevates the dialogue amongst the disabled and caregivers.

- **Veterans Network** is committed to hiring and helping to prepare transitioning service members, veterans and military spouses for new jobs by, among other things, participating in national and local partnerships, job fairs, career conferences and sponsorships, and providing an internal network for military employees and veterans.

- **Working Parent Group** provides a place to share experiences, resources, and voice support for all types of families.

Additional highlights of our D&I efforts include:

- A Global D&I organization embedded within our HR function to drive accountability through our people processes and systems.

- Global D&I training and programs, including allyship, psychological safety, and inclusive mindset training for leaders.

- Progressive hiring policies, practices and initiatives:

  - a diverse candidate pipeline initiative aimed at building a more diverse interview slate at the Vice President level and above.

  - our Returnship Program, a 12-week paid, immersive training and on-boarding experience for experienced professionals who have taken an extended career break.

- For the first time in 2022, executive committee compensation included a metric focused on gender diversity globally and developing and retaining talent. In addition, every leader at the level of director and above has a goal, relative to their business area, for hiring and retaining women at the senior manager level and above.

- In 2022, Cognizant earned a perfect score on the Human Rights Campaign Foundation's 2022 Corporate Equality Index, a benchmarking survey related to LGBTQ+ workplace equality.

Board diversity matrix (as of April 21, 2023)

As part of our commitment to diversity, we prioritize diversity on our Board of Directors. The matrix includes Ms. Breakiron-Evans, who is retiring from the Board effective upon the conclusion of the 2023 annual meeting of shareholders.

Total Number of Directors: 14

Part 1: Gender Identity*	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	5	9	—	—

Part 2: Demographic Background*	Female	Male	Non-Binary	Did Not Disclose Gender
African American or Black	—	1	—	—
Alaskan Native or American Indian	—	—	—	—
Asian (including South Asian)	2	1	—	—
Hispanic or Latinx	—	—	—	—
Native Hawaiian or Pacific Islander	—	—	—	—
White	3	6	—	—
Two or More Races or Ethnicities	—	1*	—	—
Did Not Disclose Demographic Background	—	—	—	—
LGBTQ+	—	—	—	—
Military Veterans	—	1	—	—

* Information was voluntarily provided by directors and reflects self-identified attributes. The director who self-identified as two or more races or ethnicities did not disclose the specific races or ethnicities

Running a business with sustainable value

Board and management oversight

Running a business in accordance with our stated ethics and company values starts with our Board and management setting a cultural "tone at the top". Our Board takes an active role in the oversight of our social and sustainability initiatives, ethics and compliance and risk management and how all these elements interact to impact our business. Our management promotes and monitors implementation of such initiatives and provides regular progress reports to the Board.

Environmental impact and sustainable business

Our Governance Committee is responsible for overseeing our ESG program. We have continued to pursue platforms to enhance our ESG program to, among other things, set a greenhouse gas emissions reduction goal and provide more comprehensive ESG disclosures to our shareholders. In 2022, we published our annual ESG report incorporating what we consider the most applicable elements of key third-party ESG reporting frameworks, including the Global Reporting Initiative, Sustainability Accounting Standards Board standards and Task Force on Climate-related Financial Disclosures recommendations. We outlined the company's approach to integrating ESG considerations into our business strategy while navigating an ever-changing world, including addressing our investment in and perspective on associate wellbeing and emissions reducing actions and physical climate risk. Learn more about our ESG platform at https://www.cognizant.com/us/en/about-cognizant/esg; information which appears on the website is not part of, and is not incorporated by reference into, this proxy statement.

In 2021, the company announced a net zero emissions reduction goal to prepare for a low-carbon economy and address client expectations. To support this we laid out a roadmap that calls for reducing absolute emissions by 50 percent from the company's global operations and supply chain by 2030, and by 90 percent by 2040 with plans to offset any remaining emissions, in both the 2030 and 2040 goals, by using carbon offsets. To support this effort, we set a near-term target in April 2022 of sourcing 100% renewable energy (or derivatives thereof) for all our global offices and facilities by the end of 2026.

We believe third-party validation is a hallmark of a company's focus on emissions reduction goal and legitimacy. Cognizant is currently utilizing the Science Based Targets Initiative as the outside reviewer of our goal.

Ethics and compliance

Our commitment to customers, employees, shareholders and society is to act with integrity at all times. This guides everything we do — the way we serve our clients and the work we do to help them build better businesses. We believe it is critical to maintain the highest ethical standards.

Our code of ethics applies to all of our directors, officers and employees and is available on our website. See "Helpful resources" on **page 129**. We post on our website all disclosures that are required by law or Nasdaq rules concerning any amendments to, or waivers from, any provision of our code of ethics. In order to foster a culture of ethics and compliance, we conduct annual trainings for employees on regulatory compliance topics such as global data privacy and anti-bribery. We also make a compliance hotline available to our employees. The hotline is serviced by a third-party provider that is available by phone or online 24 hours a day, 7 days a week to help ensure any compliance concerns can be reported and addressed in a timely and appropriate manner.

Supporting our communities through corporate philanthropy

At Cognizant, we care deeply about unlocking human potential and living out our purpose to improve everyday life. We know that our success depends on delivering value to all of our stakeholders. We contribute to the progress and prosperity of communities across the globe through our corporate foundations, philanthropic initiatives and associate volunteering efforts. We believe providing our associates with volunteer opportunities and encouraging volunteerism is an important part of our company's culture as well as the value proposition of working at Cognizant, helping to retain our talent. Building on our longstanding investments in corporate social responsibility, Cognizant supports initiatives to advance economic mobility, educational opportunity, diversity and inclusion, and health and well-being in communities around the world. Learn more about our work to support communities around the globe at https://www.cognizant.com/impact; information which appears on the website is not part of, and is not incorporated by reference into, this proxy statement.

$23.5 Million

...in grants and gifts in 2022 to improve economic mobility and community resilience

Global impact and corporate philanthropy

In 2022, the company and the Cognizant Foundation (the "Global Foundation"), a U.S. 501(c)(3) private foundation, together awarded more than $23,500,000 in grants and gifts to more than 115 organizations around the world to improve economic mobility and community resilience through strategic programmatic giving, local community support and disaster relief.

In late 2022, the company converted the Global Foundation into a donor-advised fund. Our philanthropic focuses, goals and giving remain unchanged.

2 Focus Areas

...for support of projects in India to improve education and skilling, as well as access to quality healthcare

India

The Cognizant Foundation India (the "India Foundation") helps Cognizant to channel its Corporate Social Responsibility contributions in India. At the India Foundation, we are building an ecosystem at the intersection of inclusion, technology and collaboration. The India Foundation's initiatives are along the two focus areas of (a) building an equitable society through education and skilling, and (b) improving access to quality healthcare with a focus on promoting inclusion for persons with disabilities, promoting holistic child development and gender equality.

In 2022, in keeping with the new strategy finalized in 2021, the India Foundation has strengthened its portfolio with projects increasingly focused on inclusion and technology. The India Foundation supported 86 projects in 2022 in the above two focus areas in partnership with 34 not-for-profit organizations with some scholarship programs implemented by the India Foundation directly.

Building an equitable society through education and skilling. The India Foundation supports programs that accelerate access to higher education; provide skilling for employability and vocational education; and promote digital, science, technology, engineering and math and inclusive education. Key programs in education support access to higher education for underprivileged youth through scholarships and provide meaningful ways of inclusion for people with disabilities through appropriate learning materials, vocational and technical education training. The India Foundation launched two pilot projects to build teacher capacity for creating and supporting an inclusive school system.

Improving access to quality healthcare. The India Foundation supports programs to prevent avoidable blindness and promote women and child health. Key programs in healthcare work to make timely and quality health care accessible and affordable to underserved communities in India. They have a special focus on preventing disabilities among children and women and supporting people with disabilities.

Cognizant Outreach and employee engagement

Digital expertise is vital across a growing spectrum of jobs. While companies have spent heavily on digital skilling, a talent gap remains in many communities and geographies – impacting our talent pipeline. At the same time, many of the non-governmental organizations (NGOs) designed to address the issues of underserved communities lack access to digital services and technical skills. Skilling and upskilling are key to both addressing our business needs and increasing prosperity in underserved communities where Cognizant and our clients do business.

We believe Cognizant has an opportunity to lead in this space – especially in partnership with clients — through our Outreach program and philanthropy. Our associate volunteering, mentorship and philanthropy are through projects with NGOs on the ground. By leveraging our reach to support historically disadvantaged groups through technological training and other resources, we believe we can help mitigate the evolving IT skills gap. At the same time, we strive to help lift communities through access to education and skilled work. These programs also deliver business benefits: between 2018 and 2022, the average annual attrition rate of our full-time employees who engaged in Outreach activities was 13% lower than the average annual attrition rate of non-Outreach full-time employees; our outreach and philanthropy have also provided additional sources for potential employees in certain hiring initiatives. During 2022, approximately 47,000 volunteers devoted 150,000 hours to volunteering.

Share ownership

Common stock and total stock-based holdings table

The following table sets forth the Cognizant stock-based holdings of our directors, named executive officers for fiscal 2022 ("NEOs"), and directors and executive officers as a group. Information is as of April 5, 2023, except for Mr. Humphries, Mr. Hyttenrauch and Ms. Morgenstern, for whom the information is based on the most recent information available to the company (including, for Mr. Humphries, shares that vested following the date he ceased to be designated as an executive officer of the company). The table also sets forth the stock-based holdings of beneficial owners of more than 5% of our common stock as of December 31, 2022. Furthermore, the table includes shares of our current directors and executive officers as a group and, as such, this group does not include Mr. Humphries', Mr. Hyttenrauch's and Ms. Morgenstern's shares as they were no longer executive officers of the company after January 12, 2023, June 28, 2022 and June 30, 2022, respectively. Unless otherwise indicated, the address for the individuals below is our address.

Each of our directors and NEOs owns less than 1% of the total outstanding shares of our common stock. The current directors and executive officers as a group do not own more than 1% of the total outstanding shares.

| | Common Stock | | | | | | |
Directors	Direct Holdings	Awards Vesting	Options	Indirect Holdings	Unvested Awards	Deferred RSUs and DSUs	Total
Zein Abdalla	13,556	—	6,926	—	2,834	—	23,316
Vinita Bali	7,756	—	—	—	2,834	—	10,590
Eric Branderiz	—	—	—	45	952	—	997
Maureen Breakiron-Evans	3,063	—	6,926	—	2,834	36,441	49,264
Archana Deskus	7,768	—	—	—	2,834	—	10,602
John M. Dineen	—	—	1,827	—	2,834	16,586	21,247
Nella Domenici	—	—	—	—	952	—	952
Ravi Kumar S	—	24,977	—	—	277,433	—	302,410
Leo S. Mackay, Jr.	28,310	—	—	—	2,834	4,506	35,650
Michael Patsalos-Fox	61,186	—	6,926	10,000	3,509	5,578	87,199
Stephen J. Rohleder	—	—	—	—	3,143	3,639	6,782
Bram Schot	291	—	—	—	618	—	909
Joseph M. Velli	16,967	—	—	—	2,834	—	19,801
Sandra S. Wijnberg	—	—	—	—	2,834	11,739	14,573
Total	**138,897**	**24,977**	**22,605**	**10,045**	**309,279**	**78,489**	**584,292**

| | Common Stock | | | | | | |
Named Executive Officers	Direct Holdings	Awards Vesting	Options	Indirect Holdings	Unvested Awards	Deferred RSUs and DSUs	Total
Brian Humphries	322,286	—	—	—	—	—	322,286
Jan Siegmund	57,892	10,087	—	—	159,223	—	227,202
Surya Gummadi	8,616	5,973	—	—	81,910	—	96,499
Ganesh Ayyar	53,084	3,331	—	—	55,571	—	111,986
John Kim	19,208	3,916	—	—	81,295	—	104,419
Gregory Hyttenrauch	31,121	—	—	—	—	—	31,121
Ursula Morgenstern	21,971	—	—	—	—	—	21,971
Total	**514,178**	**23,307**	**—**	**—**	**377,999**	**—**	**915,484**

| | Common Stock | | | | | | |
Current Directors and Executive Officers	Stock	Awards Vesting	Options	Indirect Holdings	Unvested Awards	Deferred RSUs and DSUs	Total
As a group (21 people)	**348,197**	**58,241**	**22,605**	**10,845**	**863,974**	**78,489**	**1,382,351**

Common Stock. These columns show beneficial ownership of our common stock as calculated under SEC rules. Except to the extent noted below, each person included in the table has sole voting and investment power over the shares reported. None of the shares is pledged as security by the named person, although standard brokerage accounts may include non-negotiable provisions regarding set-offs or similar rights.

The **Awards Vesting** column includes shares underlying RSUs that will vest within 60 days of April 5, 2023 (except, in the case of directors, for such RSUs with respect to which the settlement has been deferred).

The **Options** column includes shares that may be acquired under stock options that were exercisable as of or within 60 days of April 5, 2023.

The **Indirect Holdings** column includes shares of common stock over which there is shared voting and investment power by each of Mr. Branderiz and Mr. Patsalos-Fox through family trusts or other accounts. For Mr. Humphries, Mr. Hyttenrauch and Ms. Morgenstern, their stock holdings exclude any PSUs and RSUs that were forfeited upon their departure from the company.

The **Unvested Awards** column shows non-voting interests that are not convertible into shares of Cognizant common stock within 60 days of April 5, 2023, including, as appropriate, PSUs and RSUs.

The **Deferred RSUs and DSUs** column includes RSUs with respect to which settlement has been deferred by our directors. For Mr. Rohleder and Ms. Wijnberg, this also includes deferred stock units representing shares received in lieu of their respective cash Board and committee retainers ("DSUs"). See **pages 41** and **42** for additional details.

Current Directors and Executive Officers as a Group. This table includes shares of our current directors and executive officers as of the date of this proxy statement. In addition to holdings for executive officers who are not NEOs similar to the types of holdings described above, this includes 800 shares of common stock over which there is shared voting and investment power by Robert Telesmanic, our Senior Vice President, Controller and Chief Accounting Officer, through family trusts or other accounts.

5% Beneficial Owners

This table shows shares beneficially owned by BlackRock, Inc. and affiliated entities, 55 East 52nd Street, New York, NY 10055 and The Vanguard Group, 100 Vanguard Blvd., Malvern, PA 19355, as follows:

5% Beneficial Owners	Common Stock	% Outstanding	Sole Voting power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
BlackRock, Inc.	57,700,554	11.2%	52,027,859	—	57,700,554	—
The Vanguard Group	43,718,446	8.5%	—	733,078	41,592,404	2,126,042

The information in this table is based solely on a Schedule 13G/A filed by BlackRock with the SEC on January 26, 2023 and a Schedule 13G/A filed by Vanguard with the SEC on February 9, 2023.

Delinquent Section 16(a) reports

Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") requires our directors, executive officers and any holders of more than 10% of our voting stock to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock or other equity securities. Based on a review of those forms provided to us and any written representations, we believe that during the year ended December 31, 2022, our directors, executive officers and holders of more than 10% of our voting stock filed the required reports on a timely basis under Section 16(a), except for a Form 4 for Surya Gummadi related to one transaction, which was filed 31 days after the filing deadline.

Related person transactions

Under the Audit Committee's charter, the committee is responsible for reviewing and approving all transactions between the company and any related person that are required to be disclosed pursuant to Item 404(a) of Regulation S-K. Related persons include our directors and executive officers, certain of our shareholders and immediate family members of the foregoing. The company's legal staff is responsible for monitoring and obtaining information from our directors and executive officers with respect to potential related person transactions, and for then determining, based on the facts and circumstances, whether the related person has a direct or indirect material interest in any transaction with us. Each year, to help our legal staff identify related person transactions, we require each of our directors, director nominees and executive officers to complete a disclosure questionnaire identifying any transactions with the company in which the director or officer or their family members have an interest. In addition, our code of ethics requires all directors, officers and employees who may have a potential or apparent conflict of interest to, in the case of employees, notify our chief compliance officer, or, in the case of directors and executive officers, notify our general counsel. There have been no transactions that require disclosure with any related person since January 1, 2022.

Director compensation

Discussion and analysis

We use cash and stock-based compensation to attract and retain qualified individuals to serve on the Board. We set compensation for our non-employee directors taking into account the time commitment and experience level expected of our directors. A director who is an employee of the company receives no cash or stock-based compensation for serving as a director.

2022 Non-employee director compensation structure

	Committee Member	Committee Chair
Annual Cash Retainer for serving on the Board		**$100,000**
Additional Annual Cash Retainers		
For serving as Chair of the Board		**$150,000**
For serving as a Member or Chair of a Board Committee		
Audit Committee	**$20,000**	**$35,000**
Finance and Strategy Committee	**$15,000**	**$20,000**
Compensation and Human Capital Committee	**$15,000**	**$25,000**
Governance and Sustainability Committee	**$10,000**	**$20,000**

	Board Member	Board Chair
Annual RSU Award	**$210,000**	**$260,000**

The annual RSU award is made on or as soon as practicable following the date of the annual meeting of shareholders with a grant date fair value as set out above. 100% of the RSUs vest on the one-year anniversary of the date of the award.

Retirement
Upon a director's retirement while in good standing, the Board's intent is to accelerate the vesting of such director's outstanding equity awards.

Advance Payment and Partial Year Service
For new members of the Board or of a committee or a new Chair of the Board or a committee, compensation in the initial year of service is prorated based on the length of service during the 12-month period following the company's most recent annual meeting. All cash retainers are paid in advance on an annual basis following the annual meeting or other triggering event.

Stock Elections in lieu of Cash Retainers
Non-employee directors may elect to have all or a portion of their cash retainers paid in fully vested common stock in lieu of cash.

Payment Deferral Elections
Cash retainers, annual RSU awards and common stock received in lieu of cash retainers may be eligible for payment deferral elections in accordance with applicable tax laws and, for annual RSU awards, the applicable Incentive Award Plan.

Director compensation vs. peer group

For purposes of establishing 2022 non-employee director compensation, the Compensation Committee engaged Pay Governance, LLC ("Pay Governance"), an independent executive compensation advisory firm, to review all elements of director compensation, benchmark such compensation in relation to other comparable companies with which we compete for board talent and provide recommendations to ensure that our director compensation program remains competitive. Pay Governance benchmarked our director compensation against the same group of technology-related firms used by Pay Governance in preparing its recommendations to the Compensation Committee for executive officers for 2022. See "Peer group review" on **page 46**.

The Compensation Committee considered the benchmarking data and recommendations of Pay Governance in recommending to the Board the cash and stock-based compensation of non-employee directors that became effective following the 2022 annual meeting. Based on the 2022 analysis, the Board approved an increase to the annual cash retainer for the members of the Board from $90,000 to $100,000.

Director stock ownership guidelines

Under our stock ownership guidelines, each non-employee director is required over time to hold a number of shares with a value, measured as of the time the revised guidelines were put in place (March 2017) or, for later joining directors, the time a director joins the Board, equal to five times the annual cash retainer received by non-employee directors at the time they joined the Board (i.e., $500,000 in shares of common stock for non-employee directors who joined the Board after June 7, 2022). Compliance with the guidelines is required within five years of a director joining the Board. As of April 5, 2023, all of our directors who joined the Board prior to January 1, 2022 had satisfied the requirement under our stock ownership guidelines.

5x
annual cash retainer

No hedging, short sales, margin accounts or pledging

All directors are subject to the same company insider trading policies that apply to employees and provide for:

- No hedging or speculation with respect to Cognizant securities
- No short sales of Cognizant securities
- No margin accounts with Cognizant securities
- No pledging of Cognizant securities

See "Hedging, short sale, margin account and pledging prohibitions" on **page 63** for additional information on these restrictions.

Director compensation table

The following table sets forth certain information regarding the compensation of each of our non-employee directors who served during 2022. The table also sets forth the aggregate number of RSUs and the aggregate number of stock options held by each such non-employee director on December 31, 2022.

Name	2022 Director Compensation			Director Stock and Option Awards Outstanding	
	Fees Earned or Paid in Cash	Stock Awards	Total	Aggregate Number of Stock Awards	Aggregate Number of Stock Options
Zein Abdalla	$135,000	$209,971	$344,971	2,834	6,926
Vinita Bali	$130,000	$209,971	$339,971	2,834	—
Maureen Breakiron-Evans	$130,000	$209,971	$339,971	39,275	6,926
Archana Deskus	$141,863	$209,971	$351,834	2,834	—
John M. Dineen	$140,000	$209,971	$349,971	19,420	1,827
Leo S. Mackay, Jr.	$155,000	$209,971	$364,971	7,340	—
Michael Patsalos-Fox	$290,000	$259,982	$549,982	9,087	6,926
Stephen J. Rohleder	$155,082	$262,885	$417,967	5,505	—
Joseph M. Velli	$135,000	$209,971	$344,971	2,834	—
Sandra S. Wijnberg	$150,000	$209,971	$359,971	14,573	—

Fees Earned or Paid in Cash. For Ms. Deskus, this includes pro rata cash fees for her service on the Audit Committee from the date of her appointment on December 17, 2021 to the 2022 annual meeting of shareholders, which amount was not paid until early 2022. Mr. Rohleder and Ms. Wijnberg elected to receive DSUs in lieu of their 2022 cash fees, resulting in grants of 1,552 and 2,024 DSUs, respectively, with a grant date fair value of $74.09 per share on June 7, 2022. The value of such shares is included in this column. For Mr. Rohleder, this also includes additional DSUs in lieu of pro rata cash fees for his service on (i) the Board and the Finance and Strategy Committee from the date of his applicable appointment to the 2022 annual meeting of shareholders, resulting in grants of 257 DSUs with a grant date fair value of $88.19 per share on March 2, 2022 and 27 DSUs with a grant date fair value of $86.80 per share on April 5, 2022, respectively, and (ii) the Audit Committee, resulting in a grant of 235 DSUs with a grant date fair value of $63.67 per share on September 7, 2022.

The **Stock Awards** column represents the aggregate grant date fair value of RSUs granted in the 2022 fiscal year under the 2017 Plan, determined in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718. All directors listed except Mr. Patsalos-Fox received an award of 2,834 RSUs with a grant date fair value of $74.09 per share on June 7, 2022. As Board Chair, Mr. Patsalos-Fox received an award of 3,509 RSUs with a grant date fair value of $74.09 per share on June 7, 2022. Mr. Rohleder also received 600 RSUs awarded at the time of his appointment to the Board with a grant date fair value of $88.19 per share on March 2, 2022. The reported dollar amounts do not take into account any estimated forfeitures related to continued service vesting requirements. For information regarding assumptions underlying the valuation of equity awards, see Note 17 to the Consolidated Financial Statements in our Annual Report on Form 10-K for the fiscal year ended December 31, 2022 ("2022 Annual Report").

The **Aggregate Number of Stock Awards** column includes the RSUs granted in 2022 which remained unvested as of December 31, 2022, including those with respect to which the settlement has been deferred for some directors, as set forth in "Deferral of restricted stock units" below. The column also includes deferred RSUs granted in prior years held by Ms. Breakiron-Evans (36,441), Mr. Dineen (16,586), Mr. Mackay (4,506), Mr. Patsalos-Fox (5,578), Mr. Rohleder (2,071) and Ms. Wijnberg (11,739) to be settled following the director's termination of service on the Board in accordance with the previously elected deferral option.

Deferral of restricted stock units

In late 2021, non-employee directors were provided an option to elect to defer settlement of RSUs that were granted in 2022. The following table sets forth for 2022 the two deferral options available and the directors that elected such deferral options.

	RSUs Deferred Until Earliest to Occur of		Directors Electing Option
	Company Change in Control or Director's Death or Permanent Disability	Director Leaves the Board	
Option 1	Immediate settlement	100% settles on next July 1st	Dineen, Rohleder, Wijnberg
Option 2	Immediate settlement	1/3rd settles on each of next three July 1sts	Breakiron-Evans

Compensation (Say-on-pay)



Proposal 2: Advisory vote to approve executive compensation (say-on-pay)

The Board unanimously recommends a vote FOR the approval, on an advisory (non-binding) basis, of our executive compensation.

What are you voting on?

As required by Section 14A of the Exchange Act, we are asking shareholders to vote on an advisory basis to approve the compensation paid to our named executive officers, as described in this proxy statement. We currently hold annual say-on-pay votes and, pending the Compensation Committee's consideration of the results of the say-on-frequency vote in Proposal 3 below, expect that our next say-on-pay vote after the 2023 annual meeting will occur at the 2024 annual meeting.

Resolution shareholders are being asked to approve

Resolved, that the shareholders of Cognizant Technology Solutions Corporation approve, on an advisory basis, the compensation of the company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K in the company's definitive proxy statement for the 2023 annual meeting of shareholders.

The Dodd-Frank Wall Street Reform and Consumer Protection Act requires that our shareholders have the opportunity to cast an advisory vote on executive compensation, commonly referred to as a "say-on-pay" vote, at least once every three years. In accordance with the results of the advisory vote at the 2017 annual meeting on the frequency of the say-on-pay vote, the say-on-pay vote is held every year. At this year's annual meeting, the company is holding another advisory vote on the frequency of the say-on-pay vote, which the Board is recommending occur annually (see below). The vote solicited by Proposal 2 is advisory, and therefore is not binding on the company, the Board or the Compensation Committee. The outcome of the vote will not require the company, the Board or the Compensation Committee to take any actions, and will not be construed as overruling any decision by the company or the Board. However, the Board, including the Compensation Committee, values the opinions of our shareholders and will carefully consider the outcome of the Say-on-Pay vote and shareholder engagement program when making future compensation decisions.

Say-on-frequency



Proposal 3: Advisory vote to approve frequency of future say-on pay votes (say-on-frequency)

The Board unanimously recommends a vote for 1 YEAR on the frequency of future advisory votes to approve executive compensation.

What are you voting on?

As required by Section 14A of the Exchange Act, we are asking shareholders to vote on an advisory basis to approve the frequency of future say-on-pay votes.

Shareholders have four options for voting on Proposal 3:

- 1 year;
- 2 years;
- 3 years; or
- Abstain.

Resolution shareholders are being asked to approve

Resolved, that the shareholders of Cognizant Technology Solutions Corporation approve, on an advisory basis, that future advisory votes on executive compensation be held every year, every two years or every three years, or abstain.

We are holding a say-on-frequency vote this year as the last such vote was at the 2017 annual meeting and the Dodd-Frank Act requires that shareholders have the opportunity to hold such a vote at least once every six years. At the 2017 annual meeting, our shareholders voted, on an advisory basis, that the say-on-pay vote occur every year. A say-on-pay vote has been held at each subsequent annual meeting. The Board recommends continuing to hold the say-on-pay vote every year to give shareholders the opportunity to provide direct and annual feedback on our compensation philosophy, policies and procedures. The vote solicited by Proposal 3 is advisory, and therefore is not binding on the company, the Board or the Compensation Committee. The outcome of the vote will not require the company, the Board or the Compensation Committee to take any actions, and will not be construed as overruling any decision by the company or the Board. However, the Board, including the Compensation Committee, values the opinions of our shareholders and, to the extent there is any significant vote against the one year say-on-frequency, will carefully consider our shareholders' concerns and evaluate what actions, if any, may be appropriate to address those concerns.

Compensation discussion and analysis (CD&A)

This compensation discussion and analysis section describes the general objectives, principles and philosophy of the company's executive compensation program, focused primarily on the compensation of our named executive officers for fiscal 2022 (the "NEOs").

2022 NEOs

For 2022, our NEOs include our former CEO (who was succeeded by Mr. Kumar on January 12, 2023), our CFO, each of our three other most highly compensated executive officers who were serving as executive officers at the end of the 2022 fiscal year, and Mr. Hyttenrauch and Ms. Morgenstern, who each would have been one of the three most highly compensated executive officers for 2022 had their employment not been terminated by the company.

Brian Humphries	**Jan Siegmund**	**Surya Gummadi**	**Ganesh Ayyar**	**John Kim**	**Gregory Hyttenrauch**	**Ursula Morgenstern**
Former CEO[1]	CFO	EVP & President, Americas[2]	EVP & President, Intuitive Operations and Automation	EVP, General Counsel, Chief Corporate Affairs Officer & Secretary	Former EVP & President, Americas[3]	Former EVP & President, Global Growth Markets[4]

1 Mr. Humphries ceased to serve as CEO effective January 12, 2023. He served as a special advisor to, and an employee of, the company until March 15, 2023.
2 During 2022, Mr. Gummadi served as SVP, Americas (Interim) but was promoted to EVP & President, Americas effective as of January 12, 2023.
3 Mr. Hyttenrauch was terminated effective as of June 28, 2022.
4 Ms. Morgenstern was terminated effective as of June 30, 2022.

Key compensation program features

What we do		What we don't do
Pay for performance, with high percentages of performance-based and long-term equity compensation	See **page 48**	No dividends or dividend equivalents paid until equity awards have vested
Use appropriate peer groups and market data when establishing compensation	See **page 46**	No repricing of underwater stock options
Retain an independent external compensation consultant (Pay Governance)	See **page 46**	No hedging, speculation, short sales, margin accounts or pledging of Cognizant securities
Set significant stock ownership requirements for executives	See **page 63**	No tax "gross ups" on severance or other change in control benefits
Maintain a strong clawback policy	See **page 63**	
Utilize "double trigger" change in control provisions in plans that only provide benefits upon qualified terminations in connection with a change in control	See **page 75**	

Compensation program objectives

The Compensation Committee designed the 2022 executive compensation program with the objectives and key features to meet those objectives as set out below.

The Compensation Committee believes that the design of the compensation program, including having the appropriate mix of compensation elements and performance metrics and targets, has a significant impact on driving company performance.

1

Alignment with corporate strategies
Ensure compensation program incentives are aligned with our corporate strategies and business objectives

Our strategic priorities:

- **Accelerate growth**
- **Become the employer of choice**
- **Simplify operations**

We set performance metrics for our performance-based compensation program that align with our strategic priorities and that we believe are aspirational but achievable. In 2022, the performance metrics included revenue growth (measured through revenue adjusted for currency fluctuations), profitability (measured through adjusted operating margin and adjusted diluted earnings per share ("EPS")) and total shareholder return relative to a peer group of companies ("relative TSR") (revenue, adjusted operating margin and adjusted EPS are further adjusted for acquisitions; see pages **48** to **53)**.

2

Short and long-term performance objectives
Tie a substantial portion of compensation to achieving both short and long-term performance objectives that enhance shareholder value



2022 ACI

Revenue 55% — Adjusted operating margin 35% — Gender diversity & Aligned services 10%

This applies to the CEO, CFO and other corporate executives. Executives overseeing business units have a portion of their metrics related to the performance of their specific business unit or integrated practice.

2022/24 PSUs

Revenue 50% — Adjusted Diluted EPS 25% — Relative TSR 25%

A substantial percentage of our NEO compensation is performance-based. The annual cash incentive ("ACI") measures performance over a one-year period and rewards achievement of short-term company financial objectives. Performance stock units ("PSUs") measure multi-year performance and reward the achievement of long-term company financial objectives and relative TSR (see **pages 48** and **49**).

3

Long-term continued employment
Provide an incentive for long-term continued employment with our company



Long-term equity

RSUs Quarterly vesting over 3 years 32% — PSUs 3-year performance period 39% — ALL NEOs (Average)

A substantial percentage of our NEOs' target direct compensation consists of long-term equity: (i) restricted stock units ("RSUs"), which vest quarterly over a 3-year period, to reward continued service and long-term performance of our common stock, and (ii) PSUs that have a 3-year performance period with vesting shortly thereafter (see **pages 48 and 49**). Actual compensation received by the NEOs may be higher or lower than target amounts due to the performance criteria in the PSUs.

Compensation

4

Balanced mix
Create an appropriate balance between current and long-term compensation and between performance and non-performance-based compensation



Performance-based: ACI/Bonus 55% PSUs — Long-term equity: RSUs 72% PSUs

Our NEOs' target direct compensation includes current compensation in the form of cash, divided between base salary and ACI, and long-term compensation in the form of equity, divided between PSUs and RSUs. Both current and long-term compensation are mixed between fixed (base salary) and at-risk (ACI/ELT bonus, RSUs and PSUs) compensation (see **pages 48** and **49**).

5

Competitive
Provide competitive compensation packages in order to attract, retain and motivate top executive talent



Peer group positioning

73rd percentile revenue
41st percentile market capitalization
93rd percentile headcount

To ensure our compensation remains competitive, the Compensation Committee engaged Pay Governance as its independent consultant in 2022 and prior years to review and benchmark the compensation we provide relative to our peer group and other market data. Our 2022 peer group was comprised of 17 technology, software and professional service companies selected based on industry, comparable business operations and scale (see **page 46**).

6

No unnecessary risk-taking
Ensure that compensation arrangements do not encourage unnecessary risk-taking

We set stock ownership guidelines to help mitigate potential compensation risk and further align the interests of our NEOs with those of shareholders (see **page 63**).



CEO **6x** annual base salary — Other NEOs **4x** annual base salary

We also create a balance between performance and non-performance-based compensation and set performance targets that we believe are aspirational but achievable (see **pages 48** to **53**).

Compensation setting process

Compensation consultant

For 2022, the Compensation Committee engaged Pay Governance to review all elements of our executive compensation, benchmark such compensation against the compensation packages of other comparable companies with which we compete for executive talent, and provide recommendations to ensure that our executive compensation program continues to enable us to attract and retain qualified executives through competitive compensation packages that incentivize the attainment of our short and long-term strategic objectives. Pay Governance also provides information to the Compensation Committee related to the compensation for new executives, including Mr. Kumar's compensation as CEO when he was appointed in early 2023. Pay Governance reports directly to the Compensation Committee, regularly participates in committee meetings and advises the Compensation Committee with respect to compensation trends and best practices, plan design and the reasonableness of individual compensation awards. Pay Governance does not provide services to the company (directly or indirectly through affiliates) other than those provided to the Compensation Committee. In 2022, the Compensation Committee undertook its annual assessment of the independence of Pay Governance and concluded that no conflict of interest exists that would prevent Pay Governance from providing independent advice regarding executive and director compensation matters.

Peer group review

On an annual basis, the Compensation Committee, with assistance from Pay Governance, reviews and determines the company's peer group that will be used, together with other market data, for market comparisons and benchmarking of the compensation of executive officers in the next fiscal year. The 2022 target direct compensation and other compensation of our NEOs was set with reference to a peer group determined by the Compensation Committee in late 2021. This peer group was comprised of 17 technology, software and professional services companies selected based on industry, comparable business operations and scale, including with respect to revenue, market capitalization and headcount. The 2022 peer group as compared to the peer group for 2021 included the addition of Willis Towers Watson and excluded PayPal, which was removed based on its outsized market capitalization compared to Cognizant and most of the peer companies. Data in the chart below was reviewed by the Compensation Committee in late 2021 for 2022 compensation decisions.



*   For the last completed fiscal year ended on or prior to October 31, 2021

**   As of October 31, 2021

*** As of the end of the last completed fiscal year ended on or prior to October 31, 2021

Compensation design, shareholder engagement and target compensation levels for next year

The Compensation Committee annually evaluates the executive compensation program with the goal of setting compensation at levels it believes are competitive with those of other companies that compete with us for executive talent. The Compensation Committee continues to strive to improve the executive compensation program and will seek on an annual basis from Pay Governance benchmark compensation data and/or review management's recommendations for year-over-year compensation adjustments, including a review for general market competitiveness and competitiveness with the company's peer group.

The 2022 executive compensation program has continued to follow the same compensation structure as the prior two years with the following changes to our ACI metrics:

- We replaced adjusted income from operations with adjusted operating margin (see **page 50** for recent performance on this measurement)
- We considered shareholder feedback and our own views regarding the importance of including diversity and inclusion, a relevant social metric, in the executive compensation program design. We added a new metric (weighted 5%) for all NEOs and other executive officers designed to focus efforts on gender diversity globally and measured by the percentage of women in roles at the level of senior manager or higher.

- We also added a metric, percentage revenue from aligned services (weighted 5%), relating to increasing the percentage of revenue leveraged from our strategic services delivery model, including higher value services, fixed bid arrangements and outcome-based engagements (which we also refer to as percentage of revenue from aligned services).

Annual compensation evaluation and finalization of compensation

The Compensation Committee utilizes target direct compensation as the principal manner in which it reviews, evaluates and makes decisions with respect to executive compensation. Target direct compensation is the annual compensation that would be delivered to an NEO in a theoretical, steady-state environment where the same annual compensation was granted in multiple years and the company's performance was at target across all such years. The Compensation Committee believes this approach is most appropriate for its decision-making, including evaluation against the compensation practices of comparable companies with which we compete for talent, as it is designed to capture the annual compensation an NEO would be expected to earn, assuming company performance at target, based on the decisions of the Compensation Committee made at the beginning of the performance period.

The Compensation Committee reviews the target direct compensation of our NEOs on an annual basis and makes periodic adjustments based on individual performance and contributions, market trends and competitive environment for talent, internal pay equity, the scope, responsibility and business impact of the individual's position, the individual's potential for increased responsibility and promotion over the award term, and the value of equity compensation that the individual has previously been awarded. No specific weight is assigned to any of the above criteria relative to the others, but rather the Compensation Committee uses its judgment in combination with market and other data. The Compensation Committee evaluates the total mix of cash versus equity-based compensation, short-term versus long-term compensation and performance-based versus fixed compensation with reference to market practices and compensation program objectives.

Target direct compensation excludes additional awards that may be made from time to time for individual achievement. It also excludes new hire awards upon joining the company, such as sign-on bonuses or one-time equity grants, that are not intended to be recurring, that are designed to compensate a new hire for compensation being lost as a result of leaving a prior employer or additional costs of joining the company, or are needed as additional incentive for a new hire to join the company. Equity vesting acceleration upon retirement similarly is not included in target direct compensation. See **pages 54** to **61** for additional details on target direct compensation and any excluded awards.

Our CEO, aided by our Chief People Officer ("CPO"), among others, provides statistical data and makes recommendations to the Compensation Committee to assist it in determining compensation levels for other executive officers. The CEO and CPO recuse themselves from any matters dealing with their own compensation. In addition, our CEO provides the Compensation Committee and other non-employee directors with a review of the performance of other executive officers. While the Compensation Committee utilizes this information and values management's observations with regard to compensation, it makes the ultimate decisions regarding executive compensation.

The Compensation Committee finalizes the executive compensation program design and NEO compensation early in the year. For 2022, NEO target direct compensation included base salary, an ACI opportunity, and 2022/24 PSUs and RSUs. Mr. Gummadi served in his role as SVP, Americas on an interim basis during the second half of 2022 and participated in the company's bonus program for its approximately 120-member executive leadership team (the "ELT bonus") instead of the ACI. The ELT bonus provides an opportunity for a variable bonus payment and is funded based on a holistic assessment of Cognizant's performance for the year, taking into account many of the same factors as the ACI.

Determination of achievement of prior year performance for performance-based awards

The Compensation Committee determines the prior year performance. In February 2023, the Compensation Committee determined achievements for ACI and PSUs and approved payouts as follows for the following performance-based awards:

- Annual bonus amounts, primarily under the 2022 ACI program
  - 77.2% for corporate leaders under the 2022 ACI program
  - 146.2% payout for Mr. Ayyar, a portion of the business unit and integrated practice leaders' 2022 ACI results are derived from the performance of their business unit or integrated practice area
  - 77.5% payout for Mr. Gummadi under the Company's ELT bonus program
- PSUs as follows:
  - final achievement and payout for the 2020/22 PSUs (3-year) granted in 2020 (payout at approximately 91.4%)
  - In cycle grants that have yet to pay out separately, the Compensation Committee determined payout/achievements for the 2021/23 PSUs granted in 2021 with respect to the revenue and adjusted diluted EPS components for the 2022 performance year (approximately 172% and 153%, respectively) and 2022/24 PSUs granted in 2022 with respect to the revenue and adjusted diluted EPS components for the 2022 performance year (approximately 61% and 0%, respectively)

Say-on-pay vote at annual meeting and shareholder engagement

In making its decisions regarding executive compensation for 2022, the Compensation Committee considered the significant level of shareholder support our executive compensation program received from shareholders in 2022 (90% support), and 2021 (92% support) and prior years.

We also prioritize regular engagement with our shareholders regarding a number of governance matters, including executive compensation. This shareholder engagement resulted in our Compensation Committee considering shareholder feedback, in conjunction with our own views, regarding the importance of including diversity and inclusion, a relevant social metric, in the executive compensation program design for 2022. See **pages 34**, **46** and **48**.

Primary compensation elements


2022 Target Direct Compensation*
CEO
Base Salary
7%
ACI
13%
Revenue
55%
Adjusted Operating Margin
35%
Strategic Objective
10%
RSUs
32%
PSUs
48%
Revenue
50%
Relative TSR
25%
Adjusted Diluted EPS
25%
Other NEOs (Average)
Base Salary
18%
ACI/Bonus**
17%
Revenue
55%
Adjusted Operating Margin
35%
Strategic Objective
10%
RSUs
32%
PSUs
33%
Revenue
50%
Relative TSR
25%
Adjusted Diluted EPS
25%

*Each of these elements is described in further detail below and on the following pages.

**Includes the ELT bonus program for purposes of calculating the proportion of total target direct compensation that is made up of the ACI/Bonus component, as Mr. Gummadi continued to participate in the ELT bonus program while he served as SVP, Americas on an interim basis during the second half of 2022. However, the revenue, adjusted operating margin and strategic objective measures apply only to the ACI, while the ELT bonus program is a variable bonus payment funded based on a holistic assessment of Cognizant's performance for the year, taking into account many of the same factors as the ACI.

Base salary

Stable source of cash income at competitive levels

The base salary component of an NEO's target direct compensation is included to provide financial stability and certainty to balance against the performance-based compensation elements. The salary is intended to reflect the individual's experience, contributions to the company and scope of responsibilities.

Annual cash incentive (ACI)

Motivate and reward achievement of short-term company objectives

The Compensation Committee designed our 2022 ACI program to stimulate and support a high-performance environment by tying such incentive compensation to the attainment of short-term goals across four metrics aligned with our company's objectives that it believes are valued by our shareholders:

- revenue growth (measured as revenue adjusted for currency fluctuations and acquisitions; 55% weighting);
- adjusted operating margin (adjusted for acquisitions) (35% weighting);
- two strategic objectives:
  - gender diversity rate for employees at the senior manager level and above (5% weighting); and
  - the percentage of revenue aligned with our strategic services delivery model (5% weighting).

For executives overseeing a business unit or integrated practice (including Mr. Ayyar and, prior to their termination, Mr. Hyttenrauch and Ms. Morgenstern), 60% of the award was based on performance of the applicable business unit – 35% business unit revenue and 25% business unit profit – and 40% of the award was based on overall company performance as described above.

The maximum award each NEO could receive was 200% of target. Achieving target performance generally requires exceeding prior year results (before taking into account the adjustments described above). For revenue growth, target reflected a 9% increase compared to 2022 actual results. For adjusted operating margin, target reflected a 20 basis point increase compared to 2022 actual results. The new targets for gender diversity and revenue from aligned services were set based on targeted improvements in the business.

The Compensation Committee determines the level of achievement, if any, with respect to the performance metrics based on actual company results for the year. See **page 51** for further details.

Mr. Gummadi did not participate in this plan, as he served in an interim executive role from late June 2022 until mid-January 2023. However, the Compensation Committee approved the ELT bonus program payout to Mr. Gummadi in February 2023.

Restricted stock units (RSUs)

Reward continued service and long-term performance of our common stock

We grant RSUs, which typically vest quarterly over a 3-year period, to reward continued service and long-term performance of our common stock. However, the awards made each year may also include transition grants with front-loaded vesting in order to ensure receipt of target compensation amounts annually.

Performance stock units (PSUs)

Incentivize shareholder return and reward achievement of long-term company financial objectives and performance of our common stock

Our Compensation Committee designed the 2022/24 PSU awards granted to our NEOs to tie a substantial portion of executive compensation to the attainment of long-term goals across three metrics that it believes are valued by our shareholders:

- revenue growth (measured as revenue adjusted for currency fluctuations and acquisitions; 50% weighting);
- adjusted diluted EPS (adjusted for acquisitions; 25% weighting); and
- total shareholder return (TSR) (25% weighting) of our common stock on a relative basis as compared to a peer group comprised of the S&P 500 Information Technology Index plus Capgemini, Tata Consulting Services, Infosys, Wipro, HCL, CGI, EPAM Systems and Genpact.

As further described on **page 53**, the 2022/24 PSU awards have a 3-year performance measurement period. The Compensation Committee established all of the applicable growth targets for the revenue and adjusted diluted EPS components upfront in March 2022 as three separate 1-year goals, one for each fiscal year during the performance period (1/3rd weighting each), in each case measured as a percentage increase over prior year actuals. The Compensation Committee believes this approach of a 3-year performance measurement period (with corresponding 3-year service requirement) with one-year growth targets provides a balanced and steady approach between growth and strategic priorities while aligning with the company's targeted performance over the longer period.

The relative TSR component is measured over the full 3-year performance period, with payout with respect to the metric capped at target in the event the TSR of the company's common stock on an absolute basis over the performance period is negative.

The maximum possible number of 2022/24 PSUs that may vest is 200% of target.

The Compensation Committee established the 2022/24 PSU targets to incentivize the company's management to prioritize continued growth in revenue, increased levels of adjusted diluted EPS and favorable TSR relative to other technology and consulting companies. There was substantial uncertainty at the time the Compensation Committee established the targets (prior to the adjustments described above) as to the likelihood of the company's attainment of the targeted levels of performance and vesting of the PSUs. For the 2022/2024 PSUs granted in March 2022, the 2022 targets (prior to the adjustments described above) were for 9% revenue growth and a 10% increase in adjusted diluted EPS as compared to 2021. Similarly, for the 2020/22 PSU grants awarded in early 2020 and settled in March 2023, the 2022 targets were for 6% revenue growth and a 6% increase in adjusted diluted EPS as compared to 2021. The relative TSR target was set at the 50th percentile vis-à-vis the comparator group of companies.

The Compensation Committee determines the level of achievement, if any, with respect to the performance metrics based on actual company results for the 2022, 2023 and 2024 fiscal years and relative TSR results for the full 2022-2024 period. See **pages 50, 52 and 53** for further details.

Performance-based compensation – key performance metrics

The graphs below show actual company performance versus the corresponding performance targets for the performance-based compensation elements making up the majority of the company's awards paid in 2022 or early 2023.



REVENUE, because strong consistent revenue growth is a key company objective (In billions)

$19.4B for 2022

$16.7 (2020), $18.5 (2021), $19.4 (2022)



ADJUSTED OPERATING MARGIN, because profitability is a key company objective

15.3% for 2022

14.4% (2020), 15.4% (2021), 15.3% (2022)



ADJUSTED DILUTED EARNINGS PER SHARE (EPS), because increased profitability is a key company objective

$4.40 for 2022

$3.42 (2020), $4.12 (2021), $4.40 (2022)

Note: Adjusted operating margin and adjusted diluted EPS are not measurements of financial performance prepared in accordance with GAAP. See "Forward-looking statements and non-GAAP financial measures" on **page 101** for more information.

Relative total shareholder return (TSR)

To incentivize shareholder return, relative TSR is utilized as a performance metric for our PSU awards, although the peer groups for comparison of relative TSR varies. Shown below is the 3-year cumulative TSR on our common stock with the cumulative TSR of the S&P 500 Index and the S&P 500 Information Technology Index.

The company recognizes that its relative TSR performance has not met expectations. In fact, our relative TSR under the 2020/2022 PSUs placed us at the 21.6 percentile, resulting in no payout for that portion of the award. While the company has been evolving to put itself on a strong growth trajectory and there has been

evidence of sustained strategic and operational progress, the Board recognized the need for Cognizant to make more progress faster and accelerate revenue growth. The Board felt that doing so required a CEO transition and, in January 2023, appointed Ravi Kumar S to succeed Brian Humphries as the company's CEO. Because relative TSR is a 3-year measure in our PSUs, any benefits from this change will take a period of time to result in significant changes to the previously disappointing performance and related payouts.



Comparison of Cumulative Three Year Total Return

Legend: Cognizant Technology Solutions Corporation; S&P 500 Index; S&P 500 Information Technology Index

Performance-based compensation – performance by award

The information below shows the awards granted in 2022 and prior years with performance periods covering 2022.

Presentation notes

- Revenue targets are initially set assuming constant currency. All targets are initially set assuming no acquisitions beyond those that have been announced by the company at the time of target setting. For comparability with actual company results, targets presented herein were adjusted as follows:
  - Revenue targets were adjusted to include the impact of foreign currency exchange movements and revenue generated by acquisitions that were announced following the target setting process;
  - Adjusted operating margin and adjusted diluted EPS targets were adjusted by results generated by acquisitions that were announced following the target setting process and, in 2021, by the impact of the 2021 class action settlement.
- Adjusted operating margin and adjusted diluted EPS are not measurements of financial performance prepared in accordance with GAAP. See "Forward-looking statements and non-GAAP financial measures" on **page 101** for more information.
- Achievement shown for 2022 ACI applies to corporate executives. Mr. Gummadi served in his role on an interim basis during 2022; his bonus award was received under the company's ELT bonus program (see **page 47** for more information) and paid at 77.5% of target. A portion of the business unit and integrated practice leaders' results are impacted by performance of their business unit or integrated practice area; as a result, the achievement level for Mr. Ayyar was 146.2%.

2022 Annual cash incentive (ACI)

ACI awards were granted by the Compensation Committee on March 1, 2022, cover a performance period of January 1 through December 31, 2022, and were paid on March 15, 2023. Our 2022 ACI was similar to the prior year with a large portion of the award tied to our revenue growth target. However, we incorporated the following enhancements and changes for 2022 ACI:

- we utilized adjusted operating margin rather than adjusted income from operations,
- we added a new metric focused on gender diversity globally and developing and retaining female talent, which is measured by the percentage of women globally in roles at the level of senior manager or higher, and
- we added a new metric focused on increasing the percentage of revenue aligned with our strategic services delivery model.

Information regarding the weighting, targets and performance on our 2022 ACI metrics is shown below. See pages **46** through **48** for further detail regarding the reasons for the program changes and how the targets for each metric were set. Prior to determining the company performance against the targets for 2022, the Compensation Committee (1) adjusted the revenue threshold, target and maximum levels to account for currency fluctuations in a manner intended to ensure that they do not impact, positively or negatively, the achievement of targets and (2) adjusted both the revenue and adjusted operating margin threshold, target and maximum levels to account for the amount of revenue and operating margin derived from acquisitions completed during 2022 in a manner intended to ensure that acquisitions do not impact, positively or negatively, the achievement of targets. In connection with determining the company performance against the targets for 2022, the Compensation Committee also adjusted the target for the gender diversity metric from 17.5% to 17.2% in light of the improvement of 50 bps from the prior year during a period of labor shortages across the industry and with a large number of accepted offers to women at such levels at year-end (which, if included, would have raised the resulting performance to 17.4%); however, in exchange and in light of such adjustment, the Compensation Committee limited credit for performance on such metric to 60% (a total of 3% of targeted amounts).



*The result would increase to 17.4% after considering accepted offers at year-end.
Adjusted operating margin is not a measurement of financial performance prepared in accordance with GAAP. See **page 101** for more information.

2020/22 Performance stock units (PSUs)

Our 2020/22 PSUs were the first annual PSUs under our new structure to include a full 3-year performance period. 2020/22 PSUs were granted by the Compensation Committee on March 5, 2020, had a 3-year performance period of January 1, 2020 through December 31, 2022, and were settled at approximately 91.4% of target on March 15, 2023. Targets, which are set at the beginning of the 3-year performance period as a % increase over prior year results (assuming no acquisitions beyond those that have been announced by the company at the time of target setting) included the following:

- **Revenue:** Growth measured as increase in revenue adjusted for currency fluctuations and acquisitions; prior year actual revenue for each year of the performance period that is measured separately against a percentage growth target for such year; **targets for all three years set upfront in March 2020 as a percentage increase over the prior year;** each year is weighted equally
- **Adjusted diluted EPS:** Increase in adjusted diluted EPS over prior year adjusted diluted EPS for each year of the performance period that is measured separately against a percentage increase target for such year; **targets for all three years set upfront in March 2020 as a percentage increase over the prior year;** each year is weighted equally
- **Relative TSR:** Achievement determined after end of 3-year performance period against a peer group of S&P 500 Information Technology Index, Capgemini, Tata Consulting Services, Infosys, Wipro, HCL, CGI, EPAM Systems and Genpact

Prior to determining the performance by the company against the revenue and adjusted diluted EPS targets for each year, the Compensation Committee adjusted (1) the revenue threshold, target and maximum levels to account for currency fluctuations in a manner intended to ensure that they do not impact, positively or negatively, the achievement of targets and (2) the revenue and adjusted diluted EPS targets by the amount of revenue and diluted EPS derived from acquisitions completed during the respective years in a manner intended to ensure that acquisitions do not impact, positively or negatively, the achievement of targets. Additionally, in early 2022 the Compensation Committee increased the 2021 adjusted diluted EPS target by the per-share impact of the 2021 class action settlement loss, net of tax, which was excluded from the company's 2021 adjusted diluted EPS to ensure that the achievement against target reflected the impact of the loss (which would have reduced the potential payout except that performance still exceeded the maximum level). See "Forward-looking statements and non-GAAP financial measures" on **page 101** for more information regarding the class action settlement loss.



	Weight		Actual result	Threshold (50% earned)	Target (100% earned)	Maximum (200% earned)	Component Achievement	Achievement earned
Revenue (in billions)	50%	Year 1 (2020)	$16.7	$17.3	$17.6	$18.0	0%	91.4%
		Year 2 (2021)	$18.5	$17.7	$18.0	$18.3	200%	
		Year 3 (2022)	$19.4	$18.8	$19.2	$19.5	172%	
Adjusted diluted EPS	25%	Year 1 (2020)	$3.42	$3.89	$4.05	$4.13	0%	
		Year 2 (2021)	$4.12	$3.49	$3.56	$3.63	200%	
		Year 3 (2022)	$4.40	$4.28	$4.36	$4.44	153%	
Relative TSR	25%		21.6th percentile	30th percentile	50th percentile	80th percentile	0%	

Adjusted diluted EPS is not a measurement of financial performance prepared in accordance with GAAP. See **page 101** for more information.

Performance on outstanding PSUs

Our subsequently issued PSUs are structured similarly to the 2020/22 PSUs described above, with three year performance periods and similar metrics, as well as the same peer group for relative TSR. Except for relative TSR, targets are set at the beginning of the 3-year performance period as a percentage increase over prior year results (so the exact target is not known until after the end of the prior year). Prior to determining the performance by the company against the revenue and adjusted diluted EPS targets for each year, the Compensation Committee adjusted, and expects to adjust for 2023 and 2024, (1) the revenue threshold, target and maximum levels to account for currency fluctuations in a manner intended to ensure that they do not impact, positively or negatively, the achievement of targets and (2) the revenue and adjusted diluted EPS targets by the amount of revenue and diluted EPS derived from acquisitions completed during the respective years in a manner intended to ensure that acquisitions do not impact, positively or negatively, the achievement of targets. Additionally, in early 2022 the Compensation Committee increased the 2021 adjusted diluted EPS target by the per-share impact of the 2021 class action settlement loss, net of tax, which was excluded from the company's 2021 adjusted diluted EPS to ensure that the achievement against target reflected the impact of the loss. See "Forward-looking statements and non-GAAP financial measures" on page **101** for more information regarding the class action settlement loss. Performance on such awards for which at least a full calendar year of the performance period has been completed are as follows:

	Metric	Year	Threshold	Target	Maximum	Achieved	% of Achievement Earned
2021/23 PSUs	**Revenue** (in billions)	Year 1 (2021)	$17.7	$18.0	$18.3	$18.5	**200%**
		Year 2 (2022)	$18.8	$19.2	$19.5	$19.4	**172%**
		Year 3 (2023)					
	Adjusted Diluted EPS	Year 1 (2021)	$3.77	$3.84	$3.90	$4.12	**200%**
		Year 2 (2022)	$4.28	$4.36	$4.44	$4.40	**153%**
		Year 3 (2023)					
	Relative TSR	3-year period	30th %ile	50th %ile	80th %ile	*26th %ile as of 12/31/2022*	
2022/24 PSUs	**Revenue** (in billions)	Year 1 (2022)	$19.3	$19.7	$20.1	$19.4	**61%**
		Year 2 (2023)					
		Year 3 (2024)					
	Adjusted Diluted EPS	Year 1 (2022)	$4.44	$4.53	$4.61	$4.40	**0%**
		Year 2 (2023)					
		Year 3 (2024)					
	Relative TSR	3-year period	30th %ile	50th %ile	80th %ile	*35th %ile as of 12/31/2022*	

Adjusted diluted EPS is not a measurement of financial performance prepared in accordance with GAAP. See **page 101** for more information.

In addition to the annual PSU awards described above, Brian Humphries, our former CEO, received PSUs in connection with his April 2019 hiring that included performance criteria based on absolute and relative TSR. One-half of such PSUs were based on absolute TSR (with a threshold of 25% return) and one-half were based on relative TSR against the S&P 500 Information Technology Index (with a threshold of the 30th percentile), in each case over a four-year performance period from April 1, 2019 through March 31, 2023. These PSUs were forfeited in connection with the termination of Mr. Humphries' employment effective as of March 15, 2023.

Compensation by NEO

This section includes compensation information for and provides an overview of the compensation decisions made with respect to our NEOs.

Three views of compensation

To assist shareholders in understanding the compensation arrangements for our NEOs, we provide the following three views of compensation:

Target Direct Compensation – The Compensation Committee utilizes target direct compensation to review, evaluate and make decisions, typically early in the year, with respect to the compensation of our NEOs. This view is intended to capture the annual compensation that would be delivered to an NEO in a theoretical, steady environment where the same annual compensation was granted in multiple years and the company's performance was at target across all such years. The Compensation Committee believes this view is most appropriate for its decision-making, including evaluation against the compensation practices of comparable companies with which we compete for talent, as it is designed to capture the annual compensation an NEO would be expected to earn, assuming company performance at target, based on the decisions of the Compensation Committee in the year of such decision. Target direct compensation excludes additional cash and equity awards that are made for new hires, retention or other purposes that are not intended to be recurring.

SEC Compensation – The SEC compensation view summarizes the compensation of an NEO consistent with the compensation calculated in accordance with SEC rules and set out in the "2022 Summary compensation table" on **page 67**. The SEC compensation view reflects the actual base salary and ACI earned by an NEO in a given year, any cash bonuses, the grant date fair value of all RSUs and PSUs granted in a given year (including equity awards that are made for new hires, retention or other purposes) and all other compensation, including perquisites, required to be reported under SEC rules. SEC compensation includes several items for which the NEOs do not actually receive the amounts during the year, such as equity grants that may not vest for several years (or at all). It also excludes items that may be paid during the year, but that are attributable to prior years. As such, the SEC compensation may differ substantially from the compensation actually realized by our NEOs.

Realized Compensation – To supplement the SEC-required disclosure, we provide a realized compensation view that is designed to capture the compensation actually received by an NEO in a given year. We calculate realized compensation by using the reported W-2 income for an NEO (or, in the case of NEOs who are not resident in the U.S., the comparable information as if they had received a W-2) for a given year and substituting the actual ACI paid in such year (which relates to the prior year given such incentives are paid in the first quarter of the following year) with the ACI earned for such year. Realized compensation is not a substitute for the amounts reported as SEC compensation. See "Pay versus performance table" on **page 80** for additional information on compensation actually paid to NEOs as compared to SEC compensation.

The table below summarizes the manner in which the various compensation elements for a given year are used to build target direct compensation, SEC compensation and realized compensation. See Executive Compensation Tables beginning on **page 67** for additional information regarding these items.

	Target Direct Compensation	SEC Compensation	Realized Compensation
Base Salary	Target base salary for the year (generally equal to actual base salary)	Actual base salary for the year (and, for Mr. Hyttenrauch and Ms. Morgenstern, cash paid in lieu of unused vacation at the time they left the company in June 2022, and for Mr. Kim, cash paid in lieu of unused vacation in 2021)	Actual base salary for the year
ACI/ELT Bonus	Target ACI for the year (except for Gummadi)	Actual ACI earned for the year (except for Gummadi)	Actual ACI earned for the year (except for Gummadi)
	Gummadi only: reflects his target award under the ELT bonus program	**Gummadi only**: reflects his actual award paid under the ELT bonus program	**Gummadi only**: reflects his actual award paid under the ELT bonus program
PSUs	Target value of the PSUs to vest each year, excluding additional awards	Grant date fair value of the PSUs granted during the year, calculated with respect to relative TSR as an award with a "market condition" under applicable accounting rules	Actual value as of the vesting date of PSUs that vested during the year
RSUs	Grant date fair value of the RSUs targeted to vest each year, excluding additional awards	Grant date fair value of the RSUs granted during the year; may include transition grants that initially create compensation reported in excess of target amounts, but are designed to ensure receipt of target amounts annually	Actual value as of the vesting date of RSUs that vested during the year
Bonus		**Gummadi only:** $250,000 as initial portion of $1,000,000 bonus for service as interim head of North America	**Gummadi only:** $250,000 as initial portion of $1,000,000 bonus for service as interim head of North America
Other		All other compensation as required by SEC rules, including perquisites	

Brian Humphries
Former CEO (until January 12, 2023)

Age	Cognizant Tenure
49	**4 years**

Education
University of Ulster, Northern Ireland - B.A.

Key responsibilities and career highlights
Mr. Humphries served as our CEO from April 1, 2019 until January 12, 2023. While serving in his role as CEO, Mr. Humphries set the company's strategic direction, promoted the company's client-first culture and focused on ensuring the company's sustainable growth and driving long-term shareholder value. Prior to joining Cognizant, he was CEO of Vodafone Business where he was responsible for the strategy, solution development, sales, marketing, partnerships and commercial and financial success of Vodafone Business, a division of Vodafone Group, one of the world's largest telecommunications companies. Prior to Vodafone, Mr. Humphries held a variety of executive roles at technology companies Dell Technologies and Hewlett-Packard.

Committee assessment and target direct compensation

The Compensation Committee, at its meeting in March 2022, evaluated Mr. Humphries' performance as CEO in 2021, the company's growth and transformation initiatives and strategic priorities, and the compensation information for CEOs in the peer group for 2022 (see "Peer group review" on **page 46**). Based on these considerations, the Compensation Committee determined that his target direct compensation for 2022 should remain consistent with his 2021 target annual amount of $17,435,000 (the specific components of Mr. Humphries' 2022 target direct compensation, as detailed below, did not change from 2021 amounts, but the USD target amount shown for 2022 is lower than for 2021 due to a lower exchange rate being applied to his base salary and ACI target amounts).

The specific components of Mr. Humphries' 2022 target direct compensation were as follows (with each such component being consistent with his 2021 target direct compensation): (i) base salary of £925,000 (approximately $1,145,000), (ii) ACI target of 2x base salary (£1,850,000, or approximately $2,290,000), (iii) PSUs of $8,400,000 and (iv) RSUs of $5,600,000.

In December 2022, the Compensation Committee approved a change in the currency for Mr. Humphries' base salary (and corresponding ACI amount) for 2023 to reflect the payment in Swiss francs rather than British pounds; this change was made in recognition of the location of Mr. Humphries' primary residence and the requirement, applicable as of January 1, 2023, that Swiss social security payments be made with respect to Mr. Humphries.

Effective January 12, 2023, Mr. Kumar succeeded Mr. Humphries as the company's CEO. Mr. Humphries remained an employee and special advisor to the company until March 15, 2023. His separation was considered an involuntary termination without cause. See "Termination of Brian Humphries as CEO and related severance payments" on **page 65** for further details regarding the severance received by Mr. Humphries.

SEC compensation

Mr. Humphries' 2022 SEC compensation was slightly higher than his target direct compensation, primarily due to the higher value of the PSUs as reported for SEC compensation versus in target direct compensation and the inclusion of certain other items of compensation not included in calculating his target direct compensation (see **page 68** for more information on the other items of compensation). These were partially offset by the 2022 ACI award payout being 77.2% of target.

Realized compensation

In 2022, Mr. Humphries' realized compensation remained significantly lower than his target direct compensation primarily because his 2022 and prior PSU grants were scheduled to vest, subject to the satisfaction of performance criteria in future periods

and because his 2022 ACI award payout amount was lower than the target amount. His 2022 realized compensation consisted principally of his base salary, 2022 ACI award payout at 77.2% of target and quarterly vestings of RSUs in the aggregate amount of approximately $5,268,000.



Certain numbers shown in the graphs above were converted to US$ based on a £1 = $1.33 exchange rate, the 12-month average for fiscal year 2021 and a £1 = $1.24 exchange rate, the 12-month average for fiscal year 2022.

Jan Siegmund
CFO

Age	Cognizant Tenure	Public Company Boards
58	**3 years**	**The Western Union Company (WU)**

Education
Technical University Karlsruhe - M.A.
University of California, Santa Barbara - M.A.
Technical University of Dresden, Germany - Doctorate

Key responsibilities and career highlights
Mr. Siegmund leads the company's worldwide financial planning and analysis, accounting and controllership, tax, treasury and internal audit functions. He also oversees corporate development, investor relations and enterprise risk management. In early 2023, he also assumed responsibility for sales operations, pricing and post-acquisition integration. Prior to joining Cognizant in September 2020, he was the CFO for Automatic Data Processing (ADP), a $14 billion in annual revenue global human capital management technology and services provider. He began his career at McKinsey & Company.

Committee assessment and target direct compensation

The Compensation Committee, at its meeting in March 2022, evaluated Mr. Siegmund's prior year performance and the updated information provided by Pay Governance for CFOs in the company's peer group. The Compensation Committee considered his performance as CFO and determined that his target direct compensation for 2022 should be increased to $6,600,000 (8% increase vs. 2021 and first increase granted since he joined the company in September 2020) to reflect performance in his second year as CFO and compensation trends for CFOs in the peer group.

The specific components of Mr. Siegmund's 2022 target direct compensation were as follows: (i) base salary of $850,000 (a 6% increase vs. 2021) (ii) ACI target of 1x base salary ($850,000; a 6% increase vs. 2021), (iii) PSUs of $2,450,000 (a 9% increase vs. 2021) and (iv) RSUs of $2,450,000 (a 9% increase vs. 2021).

SEC compensation

Mr. Siegmund's 2022 SEC compensation was slightly higher than his target direct compensation, primarily due to the difference in the value of the PSUs as reported for SEC compensation versus in target direct compensation, and because he received a small transition RSU award in connection with his increased compensation in March 2022; this transition award was designed with front-loaded vesting to facilitate realization during 2022 of the increase in Mr. Siegmund's annual targeted RSU amount. These amounts were partially offset by the 2022 ACI award payout being 77.2% of target.

Realized compensation

Mr. Siegmund's realized compensation was lower than his target direct compensation primarily because his PSU grants are largely expected to vest in future periods, because he received a small transition RSU award in connection with his increased compensation in March 2022 and because his 2022 ACI award payout amount was lower than the target amount. His 2022 realized compensation consisted principally of his base salary, 2022 ACI award payout at 77.2% of target and quarterly vestings of RSUs in the aggregate amount of approximately $2,913,000.



Surya Gummadi
EVP and President, Americas
(SVP, Americas (Interim) during 2022)

Age	Cognizant Tenure
46	**24 years**

Education
Indian Institute of Technology, Bombay - B.M.E.

Key responsibilities and career highlights

Mr. Gummadi has served as our Executive Vice President and President, Americas since January 2023. Mr. Gummadi served as our SVP, Americas (Interim) from July 2022 to January 2023. He served as senior vice president of Cognizant's Health Sciences business segment from April 2022 to January 2023, Vice President and leader of our Healthcare business from February 2020 to July 2020 and market head for our Health Plans business from October 2017 to February 2020. Prior to that, he served in a variety of roles in his 24-year tenure with Cognizant.

Committee assessment and target direct compensation

In connection with the unanticipated termination of Mr. Hyttenrauch in June 2022, Mr. Gummadi was selected by the Board to serve as the company's SVP, Americas (Interim) based on his experience, demonstrated leadership (particularly in the health sciences business segment) and years of service to the company. In connection with this appointment, and after consideration of certain special items of compensation approved in connection with his appointment as discussed under "SEC compensation" below, the Compensation Committee determined that Mr. Gummadi's target direct compensation should be set at $2,236,000 for the remainder of 2022.

The specific components of Mr. Gummadi's 2022 target direct compensation were approved by the Compensation Committee as follows: (i) base salary of $525,000 (prorated to approximately $522,000 to reflect a previously granted increase effective February 1, 2022), (ii) ELT bonus target of $525,000 (prorated to $514,000 to reflect the February 1 increase), (iii) PSUs of $600,000 and (iv) RSUs of $600,000. His compensation was subsequently increased following his early 2023 promotion to serve as EVP and President, Americas.

SEC compensation

Mr. Gummadi's SEC compensation was substantially higher than his target direct compensation primarily due to the inclusion of the full grant date value of special one-time and retention RSU grants of approximately $1,799,904, transition RSU awards of approximately $425,000 in connection with his increased compensation (these transition awards were designed with front-loaded vesting to facilitate realization during 2022 of the increase in Mr. Gummadi's annual targeted RSU amounts, as well as the replacement of expiring off-cycle awards in November 2022 to ensure continued vesting of Mr. Gummadi's annual targeted RSU amount), and the payment of an initial $250,000 of a $1,000,000 aggregate retention bonus related to his interim role, each of which is not included in target direct compensation. The remainder of the special retention bonus was paid in early 2023. The special equity awards related to (1) performance on special strategy and transformation initiatives and (2) other retention efforts for Mr. Gummadi in late 2022 as a high-performing executive serving in an interim role; the vesting of such special awards is consistent with typical annual awards with pro-rata quarterly vesting over a three-year period.

Realized compensation

Mr. Gummadi's realized compensation was lower than his target direct compensation primarily because a large portion of his 2022 RSU grants were special in nature and are largely expected to vest in future periods and because his 2022 ELT bonus award payout amount was lower than the target amount. His 2022 realized compensation consisted principally of his base salary, a payout at 77.5% of target under the company's ELT bonus program, quarterly vestings of RSUs in the aggregate amount of approximately $633,000, and the initial $250,000 of his retention bonus.



Ganesh Ayyar
Executive Vice President and President, Intuitive Operations and Automation

Age	Cognizant Tenure
62	**4 years**

Education
University of Madras, India - BCom
Institute of Chartered Accountants of India - Chartered Accountancy

Key responsibilities and career highlights
Mr. Ayyar has been our Executive Vice President and President, Intuitive Operations and Automation since July 2022. In this role, he oversees a global team of associates in providing business process services, automation services and platform services to clients. Previously, he was EVP and President, Digital Operations, from August 2019 to June 2022. Prior to that, he was the CEO of Mphasis (a global IT services company listed in India), from 2009 to 2017. He was recognized as the CEO of the Year in 2016 by CEO Connections for his successful track record of transformation initiatives and market value enhancements.

Committee assessment and target direct compensation

The Compensation Committee, at its meeting in March 2022, evaluated Mr. Ayyar's prior year performance, the company's growth and transformation initiatives and strategic priorities, and the compensation information provided by Pay Governance for executives with similar responsibilities in the company's peer group for 2022. Based on these considerations, the Compensation Committee set Mr. Ayyar's target direct compensation for 2022 at approximately $2,883,000.

The specific components of Mr. Ayyar's 2022 target direct compensation were as follows: (i) base salary of S$884,000 (Singapore dollar; approximately US$642,000), (ii) ACI target of 1x base salary (S$884,000, or approximately US$642,000), (iii) PSUs of $800,000 and (iv) RSUs of $800,000. His ACI award was based 40% on the overall company ACI metrics and targets like the other NEOs, with the remaining 60% based on metrics and targets specific to the Intuitive Operations and Automation business unit: (i) 35% based on constant currency revenue growth of the integrated practice and (ii) 25% based on integrated practice profit.

SEC compensation

Mr. Ayyar's SEC compensation was higher than his target direct compensation primarily due to his business unit's exceptional performance that, when combined with lower company performance, resulted in a 2022 ACI award payout at 146.2% of target. In addition, in November 2022 he received a transition grant of approximately $875,000 in RSUs meant to replace an expiring off-cycle award and ensure continued vesting of Mr. Ayyar's annual targeted RSU amount, which grant was included in 2022 SEC compensation but not to be realized until later periods. This transition award vests more quickly in the first year and, to a lesser extent, the second year of the three-year period.

Realized compensation

Mr. Ayyar's 2022 realized compensation was similar to his target direct compensation and consisted principally of his base salary, 2022 ACI award payout at approximately 146.2% of target (based on the company's and his integrated practice's 2022 performance), PSU vesting of approximately $233,000 and quarterly vestings of RSUs in the aggregate amount of approximately $989,000.



Certain numbers shown in the graphs above were converted to US$ based on a S$1 = US$0.73 exchange rate, the 12-month average for fiscal year 2022.

John Kim
EVP, General Counsel, Chief Corporate Affairs Officer and Secretary

Age	Cognizant Tenure
55	**3 years**

Education
Columbia University – B.A.
Cornell Law School – J.D.

Key responsibilities and career highlights

Mr. Kim has been our Executive Vice President, General Counsel, Chief Corporate Affairs Officer and Secretary since March 2021. In this role, he leads the company's legal, compliance, corporate affairs and company secretary functions. In early 2023, he also assumed responsibility for contract lifecycle risk management, procurement and real estate. From November 2019 to March 2021, he served as Senior Vice President and Deputy General Counsel, Global Commercial Contracts. Prior to joining Cognizant, he served as Global Head of Big Deals at Capgemini, U.S. Counsel for WNS Global Services and General Counsel for Travelport, a leading travel technology company, as well as a number of technology service companies.

Committee assessment and target direct compensation

The Compensation Committee, at its meeting in March 2022, evaluated Mr. Kim's prior year performance and compensation information provided by Pay Governance for executives with similar responsibilities based on a size and industry appropriate peer group and market data, including compensation information for executives at other companies with similar responsibilities in the company's peer group for 2022. Based on these considerations, the Compensation Committee determined that Mr. Kim's target direct compensation for 2022 should remain consistent with a target annual amount of $3,275,000.

The specific components of Mr. Kim's 2022 target direct compensation were as follows (with each such component being consistent with his 2021 target direct compensation on an annualized basis): (i) base salary of $650,000, (ii) ACI target of 1x base salary ($650,000), (iii) PSUs of $1,000,000 and (iv) RSUs of $975,000.

SEC compensation

Mr. Kim's 2022 SEC compensation was similar to his target direct compensation. In November 2022 he received a transition grant of approximately $187,500 in RSUs meant to replace a prior off-cycle award and ensure continued vesting of Mr. Kim's annual targeted RSU amount, which grant was included in 2022 SEC compensation but not to be realized until later periods; this amount was largely offset by below target payment of the 2022 ACI. This transition award vests more quickly in the first year and, to a lesser extent, the second year, of the three-year period.

Realized compensation

In 2022, Mr. Kim's realized compensation was significantly lower than his target direct compensation primarily because his PSU grants are largely expected to vest in future periods and because his 2022 ACI award payout amount was lower than the target amount. His realized compensation for 2022 consisted principally of his base salary, 2022 ACI award payout at 77.2% of target, PSU vesting of approximately $232,000 and quarterly vesting of RSUs in the aggregate amount of approximately $914,000.



Gregory Hyttenrauch
Former EVP and President, Americas

Age	Cognizant Tenure
55	**3 years**

Education
Royal Military College of Canada – B.S.
University of Ottawa – M.B.A.

Key responsibilities and career highlights
Mr. Hyttenrauch served as our Executive Vice President and President, North America from January 2021 through June 28, 2022. In April 2022, we expanded the scope of the North America business unit to include Latin America, with the combined organization referred to as Cognizant Americas. Prior to 2021, Mr. Hyttenrauch served as our Executive Vice President and President, Cognizant Digital Systems & Technology from December 2019 to January 2021. He served as Director, Global Cloud and Security Services for Vodafone from October 2015 to November 2019 and, prior thereto, held a variety of senior leadership positions at Capgemini, CSC and EDS.

Committee assessment and target direct compensation

The Compensation Committee at its meeting in March 2022, evaluated Mr. Hyttenrauch's performance and considered the company's growth and transformation initiatives and strategic priorities, and the compensation information provided by Pay Governance for executives with similar responsibilities in the company's peer group for 2022. Based on these considerations, the Compensation Committee determined that Mr. Hyttenrauch's target direct compensation for 2022 be increased to approximately $3,900,000 (an 11% increase vs 2021).

The base salary and ACI target components of Mr. Hyttenrauch's 2022 target direct compensation increased as detailed below, but the USD target amounts shown for such 2022 components are lower than for 2021 due to a lower currency exchange rate being applied. The specific components of Mr. Hyttenrauch's 2022 target direct compensation were as follows: (i) base salary of £489,000 (approximately $605,000; an increase of £2,000 vs. 2021), (ii) ACI target of 1x base salary (£489,000 or approximately $605,000; an increase of £2,000 vs. 2021), (iii) PSUs of $1,350,000 (17% increase vs. 2021) and (iv) RSUs of $1,350,000 (17% increase vs. 2021). His ACI award was based 40% on the overall company ACI metrics and targets like the other NEOs, with the remaining 60% based on metrics and targets specific to the Americas business unit: (i) 35% based on constant currency revenue growth of the business unit and (ii) 25% based on business unit profit.

On June 28, 2022, Mr. Hyttenrauch was terminated from his position due to behavior inconsistent with company policy. The company negotiated an agreement with Mr. Hyttenrauch pursuant to which he received a payment of approximately $1,020,000 (which was substantially less than he would have been entitled to for an involuntary termination without cause under his employment agreement) in exchange for an enhanced non-solicitation provision, a non-disparagement provision and the release of any claims against the company. See **page 77** for further details regarding the payment and other benefits received by Mr. Hyttenrauch in connection with his departure.

SEC Compensation

Mr. Hyttenrauch's SEC compensation in 2022 was higher than his target direct compensation primarily because of the inclusion of certain other items of compensation not included in calculating his target direct compensation, including his one-time severance payment of approximately $1,020,000, provided upon his departure from the company in June 2022 (see **pages 68 and 77** for more information on these other items of compensation), which was partially offset by decreased base salary and forfeiture of his ACI award payout. For SEC compensation purposes, Mr. Hyttenrauch's 2022 salary includes $16,830 of cash paid in lieu of unused vacation days credited to him at the time he left the company in June 2022 in accordance with generally applicable company policy and the terms of his agreement.

Realized Compensation

In 2022, Mr. Hyttenrauch's realized compensation was lower than his target direct compensation primarily because he forfeited his ACI award payout and unvested stock awards at the time he left the company in June 2022. These forfeitures were partially offset by his receipt of certain other items of compensation not included in calculating his target direct compensation, including a one-time severance payment. His 2022 realized compensation consisted principally of his base salary through June 2022, quarterly vesting of RSUs in the aggregate amount of approximately $1,180,000, PSU vesting of approximately $233,000 and certain other items of compensation, including his one-time severance payment, totaling approximately $1,205,000 (see **pages 68** and **77** for more information on these other items of compensation).



Certain numbers shown in the graphs above were converted to US$ based on a £1 = $1.33 exchange rate, the 12-month average for fiscal year 2021 and a £1 = $1.24 exchange rate, the 12-month average for fiscal year 2022.

Ursula Morgenstern
Former President, Global Growth Markets

Age	Cognizant Tenure
58	**2 years**

Education
York University (Toronto) – M.B.A.
University of Mannheim – B.A.

Key responsibilities and career highlights
Ms. Morgenstern served as our President, Global Growth Markets from December 2020 through June 30, 2022. Prior to joining Cognizant, she served as head of Central Europe at Atos. Her career at Atos spanned more than 16 years, where she held several roles, including CEO of Germany and UK/Ireland, as well as leading the Business & Platform Solutions global technology divisions.

Committee assessment and target direct compensation

The Compensation Committee, at its meeting in March 2022, evaluated Ms. Morgenstern's performance and considered the company's growth and transformation initiatives and strategic priorities, and the compensation information provided by Pay Governance for executives with similar responsibilities in the company's peer group for 2022. Based on these considerations, the Compensation Committee determined that Ms. Morgenstern's target direct compensation for 2022 be set at approximately $3,220,000.

The specific components of Ms. Morgenstern's 2022 target direct compensation were as follows: (i) base salary of £490,000 (approximately $606,000), (ii) ACI target of 1x base salary (£490,000 or approximately $606,000), (iii) PSUs of $1,000,000 and (iv) RSUs of $1,000,000. Her ACI award was based 40% on the overall company ACI metrics and targets like the other NEOs, with the remaining 60% based on metrics and targets specific to the Global Growth Markets business unit: (i) 35% based on constant currency revenue growth of the business unit and (ii) 25% based on business unit profit.

Ms. Morgenstern was involuntarily terminated from her position without cause effective June 30, 2022. See **page 77** for further details regarding the severance received by Ms. Morgenstern pursuant to the terms of her employment agreement and consistent with company policy.

SEC Compensation

Ms. Morgenstern's SEC compensation was slightly higher than target direct compensation. While she received less in base salary and forfeited an ACI award payout, these were offset by inclusion of certain severance-related items of compensation in her SEC compensation not included in calculating her target direct compensation totaling approximately $917,500 (see "Realized compensation" below and **pages 68** and **77** for more information on the other items of compensation). For SEC compensation purposes, Ms. Morgenstern's 2022 salary includes $18,660 of cash paid in lieu of unused vacation days credited to her at the time she left the company in June 2022 in accordance with generally applicable company policy and her employment agreement.

Realized Compensation

Ms. Morgenstern's 2022 realized compensation was slightly lower than her target direct compensation primarily due to her departure from the company in June 2022, which decreased her base salary and resulted in her forfeiting an ACI award payout as well as all 2022 PSUs awarded and all RSUs that would have vested more than one year following her termination. Those forfeitures were partially offset by certain items of compensation not included in target direct compensation, including approximately $1,086,000 in accelerated vesting of certain equity awards. Her 2022 realized compensation consisted principally of base salary, six months base salary in lieu of notice, payment of

target ACI (offset by the six months base salary in lieu of notice), vesting of RSUs in the aggregate amount of approximately $1,765,000 (including the accelerated amounts discussed above) and certain other items of compensation, including severance related payments, totaling approximately $917,500 (see **pages 68** and **77** for more information on these payments).



Certain numbers shown in the graphs above were converted to US$ based on a £1 = $1.24 exchange rate, the 12-month average for fiscal year 2022.

Other elements of compensation

Broad-based programs

Our executive officers are eligible to participate in our broad-based medical, dental, vision, life and accidental death insurance programs, as well as in retirement programs generally available to employees in each applicable country. The availability of these broad-based benefit programs enhances employee morale and loyalty.

Our U.S.-based executive officers are eligible to participate in our 401(k) savings plan, 2004 Employee Stock Purchase Plan (as amended and restated, the "ESPP"), and the Cognizant Technology Solutions Supplemental Retirement Plan (the "CSRP") on the same basis as other U.S.-based employees (or executives in the case of the CSRP) generally. Under the 401(k) savings plan, we match employee contributions at the rate of 50% for each dollar contributed during each pay period, up to the first 6% of eligible compensation contributed during each pay period and an additional year-end match at the rate of 50% of the first 2% contributed (subject to employment at the end of the plan year), subject to applicable plan and U.S. Internal Revenue Service ("IRS") limits. The matching contributions vest after the first year of employment for those hired 2022 or later (those hired prior to 2022 were subject to immediate vesting). To ensure plan compliance, Highly Compensated Employees ("HCEs") are subject to lower contribution limits to the 401(k) than non-HCEs. Due to these rules, HCEs can avail themselves of the CSRP without forgoing the company match. The CSRP is a nonqualified savings plan in which the employee's contributions are made on a post-tax basis to an individually owned, portable and flexible retirement plan held with a life insurance company. Although there is a limit in the amount of employer contributions, there is no limit to the amount an employee may contribute to the CSRP, and it can be used in concert with other retirement strategies that may be available outside the company. The CSRP allows participants to choose between a tax-deferred variable retirement annuity and a variable (equity investment) life insurance plan. Both the annuity and the life insurance plan offer the ability to exchange the policy for a guaranteed retirement income that cannot be outlived. The CSRP also offers a range of investment options for the executive to choose from, as well as managed portfolios (similar to those offered in most 401(k) plans).

Our U.K.-based executive officers (including, for 2022, Mr. Humphries) are eligible to participate in our U.K. group personal pension plan on the same basis as other U.K.-based employees generally. Under this plan, we match employee contributions of up to 10% of eligible salary (depending on the employee's job grade), subject to applicable statutory annual allowance limits. For any excess pension contributions over the annual allowance limits, that an employee may be eligible for under the terms of such employee's contract of employment, such employee has the option to elect such excess contribution value as a cash allowance, subject to applicable tax law.

Our Singapore-based executive officers are eligible to participate in the Central Provident Fund (the "CPF"), which is a statutory benefit program, on the same basis as all other regular Singapore-based employees generally. Under the CPF, we make a matching contribution between 7.5% and 17% of the employee's monthly wages, depending on the age of the employee. The matching contribution percentage applies to (i) the first S$6,000 in monthly wages ("ordinary wages") plus (ii) an additional wage ceiling amount calculated by subtracting the total annual ordinary wages subject to CPF from S$102,000. This contribution immediately vests.

RETIREMENT, DEATH AND DISABILITY POLICY

Our executive officers and certain other senior employees are eligible to participate in our retirement, death and disability policy.

Eligibility	All employees at the vice president level and above
Retirement	Voluntary retirement upon: • At least **55 years** of age; and • At least **10 years** of service
Benefits	**RSUs** continue to settle on the originally scheduled vesting dates following departure (except in the event of (i) death, in which case the vesting and payment of RSUs accelerate and become immediately vested) to the time of death, or (ii) disability, in which case RSUs eligible for the policy (as described below) settle on the originally scheduled vesting dates following departure and RSUs ineligible for the policy settle at the time of disability • Applies only to equity awards granted on or after the adoption of the policy and at least 6 months before the individual's termination of service **PSU** awards are prorated based on the portion of the performance measurement period during which the individual was employed before retirement, death or disability (actual performance continues to be assessed on the full original performance measurement period) **ACI / annual bonus** at the achieved level for the year during which the departure occurs for departures on or after July 1 of the year (prorated for portion of the year served) or for the prior year (if unpaid at the time of departure) Company-paid **health benefits** for a period of time following retirement or a departure due to disability
	• Executive vice president or above 18 months
	• Senior vice president 12 months
	• Vice president 6 months
Additional Conditions	3 months' notice before retirement to allow for succession planning, execution of a release and compliance with non-competition and non-solicitation restrictions (subject to administrator discretion and where permitted by law)

Perquisites

We seek to maintain an egalitarian culture in our facilities and operations. The company's philosophy is to provide a minimal number of personal benefits and perquisites to its executives and generally only when such benefits have a strong business purpose.

We incur expenses to ensure that our employees, including our executive officers, are accessible to us and our customers at all times and to promote our commitment to provide our employees and executives with the necessary resources and technology to allow them to operate "around the clock" in a "virtual office" environment. However, we do not view these expenses as executive perquisites because they are essential to the efficient performance of executives' duties and are comparable to the benefits provided to a broad-based group of our employees. We also provide personal security services to certain of our executive officers where we believe the provision of such services is in the interest of the company, and we may reimburse executives for approved travel expenses where an immediate family member accompanies an executive to attend a business function at which such family member is generally expected to attend. In addition, during his tenure as CEO of the company, we provided Mr. Humphries with a corporate apartment in New York as a result of his frequent travel to our New York office. We also provided Mr. Hyttenrauch with a corporate apartment in New York as a result of his expatriate assignment in our New York office during the course of his employment with the company.

Company policies impacting compensation

Executive stock ownership guidelines

Our stock ownership guidelines are designed to further align the interests of our NEOs with those of our shareholders. Under the guidelines, each NEO is required over time to hold a number of shares with a value equal to the applicable multiple of annual base salary. The annual base salary and stock price utilized in the calculation is the annual base salary and stock price applicable as of the date an individual becomes an NEO. Compliance is required within five years of an officer becoming an NEO, subject to limited exceptions for hardship or other personal circumstances as determined by the Compensation Committee. As of April 5, 2023, none of our currently employed NEOs had yet reached their five-year deadline for compliance with the stock ownership guidelines; however, at the time of his departure as CEO from the company, Mr. Humphries already held sufficient shares to be in compliance with our stock ownership guidelines.



Hedging, short sale, margin account and pledging prohibitions

Our insider trading policies include the following prohibitions:

⊗	**No Hedging or Speculation**	All of the company's directors, executive officers and other employees are prohibited from purchasing or selling puts, calls and other derivative securities of the company or any other derivative security that provides the equivalent of ownership of any of the company's securities or an opportunity, directly or indirectly, to profit from the change in value of the company's securities.
⊗	**No Short Sales**	All of the company's directors, executive officers and other employees are prohibited from engaging in short sales of company securities, preventing such persons from profiting from a decline in the trading price of the company's common stock.
⊗	**No Margin Accounts**	All of the company's directors, executive officers and other employees are prohibited from using company securities as collateral in a margin account.
⊗	**No Pledging**	All of the company's directors, executive officers and other employees are prohibited from pledging company securities as collateral for a loan, or modifying an existing pledge.

Clawback policy

We maintain a clawback policy, which applies to all NEOs and certain other members of management.

When Clawback Policy May Apply	Compensation Subject to Clawback
Company is required to prepare an **accounting restatement** due to material noncompliance by the company with any financial reporting requirement under the securities laws that is caused directly or indirectly by any current or former employee's gross negligence, willful fraud or failure to act that affects the performance measures or the payment, award or value of any compensation that is based in whole or in part on the achievement of financial results by the company ("incentive compensation")	Incentive compensation actually received during the preceding three years less amount that would have been received based on restated financial results
…and to the extent the restatement is caused by an **employee's willful fraud or intentional manipulation of performance measures** that affects incentive compensation, for such employee…	Same as above, but clawback may cover the entire period the employee was subject to the clawback policy
Employee **engages in illegal or improper conduct** that causes significant financial or reputational harm to the company	Any portion of incentive compensation
Employee **has knowledge of and fails to report to the Board** the conduct of any other employee or agent of the company who engages in any of the conduct described above	Any portion of incentive compensation
Employee is **grossly negligent in fulfilling his or her supervisory responsibilities** to prevent any employee or agent of the company from engaging in any of the conduct described above	Any portion of incentive compensation

We intend to adopt a clawback policy that complies with the final listing standards from Nasdaq implementing Exchange Act Rule 10D-1 upon or prior to the effectiveness of such standards.

Equity grant practices

The Compensation Committee or the Board approves the grant of stock-based equity awards, such as PSUs and RSUs, at its regularly scheduled meetings or by written consent (to be effective on the date of the meeting or receipt of all signed consents, or a later date). In addition, the Compensation Committee has authorized, subject to various limitations, a committee comprised of members of the executive management team to grant stock-based equity awards to certain newly hired and existing employees (including in certain cases employees hired through acquisitions), excluding executive officers and certain other senior employees. None of the Board, Compensation Committee, or executive management team committee engage in any market timing with regards to the stock-based equity awards made to executive officers or other award recipients. It is the company's policy that all stock option grants, whether made by the Board, the Compensation Committee or the executive committee, have an exercise price per share equal to the fair market value of our common stock based on the closing market price per share on the grant date.

Risk assessment

The Compensation Committee believes that its approach to goal setting and setting of targets with payouts at multiple levels of performance assists in mitigating excessive risk-taking that could harm the company's value or reward poor judgment by executives. Several features of the company's compensation program reflect sound risk management practices. Notably, the Compensation Committee believes compensation has been allocated among cash and equity and short and long-term compensation elements in such a way as to not encourage excessive risk-taking, but rather to reward meeting strategic company goals that enhance shareholder value. In addition, the Compensation Committee believes that the mix of equity award instruments used under the company's long-term incentive program (full value awards as well as the multi-year vesting of the equity awards) also minimize excessive risk-taking that might lead to short-term returns at the expense of long-term value creation. We also set stock ownership guidelines for our NEOs to help mitigate potential compensation risk (see **page 63**). Additionally, prior to determining the performance by the company against the targets for performance-based compensation (ACI and PSUs), the Compensation Committee adjusts the targets for the impact of acquisitions completed during the performance period in order to discourage excessive risk-taking with respect to M&A transactions. In sum, the Compensation Committee believes that the company's compensation policies do not create risks that are reasonably likely to have a material adverse effect on the company.

Severance benefits

We have entered into executive employment and non-disclosure, non-competition and invention assignment agreements (collectively, the "Employment Agreements") with each of Mr. Gummadi, Mr. Siegmund, Mr. Ayyar and Mr. Kim under which certain payments and benefits would be provided should such NEO's employment terminate under certain circumstances, including in connection with a change in control (see **page 75**). While they were employed with the company, Mr. Humphries, Mr. Hyttenrauch and Ms. Morgenstern also had Employment Agreements with the company. We believe that the Employment Agreements achieve two important goals crucial to our long-term financial success, namely, the long-term retention of our NEOs and their commitment to the attainment of our strategic objectives. These agreements allow our NEOs to continue to focus their attention on our business operations and strategic plans without undue concern over their own financial situations during periods when substantial disruptions and distractions, including a potential change in control, might otherwise prevail. We believe that severance packages under the Employment Agreements are fair and reasonable in light of market practices for executives of a similar level of experience as our NEOs, the level of dedication and commitment of our NEOs, the contributions our NEOs have made to our growth and financial success and the value we expect to receive from retaining the continued services of our NEOs, including during challenging transition periods following a change in control.

SENIOR EXECUTIVE CASH SEVERANCE POLICY

On March 6, 2023, the Board adopted a Senior Executive Cash Severance Policy, which provides that the company will not enter into any new employment agreement or severance or separation arrangement or agreement with any senior executive of the company, or establish any new severance plan or policy covering any senior executive of the company, in each case, that provides for cash severance benefits exceeding 2.99 times the sum of the senior executive's base salary plus target bonus for the year of termination, without seeking shareholder approval or ratification of such agreement, arrangement, plan or policy.

NO TAX GROSS-UPS ON SEVERANCE BENEFITS

None of the NEOs is entitled to any tax gross-up payments for any tax liability they incur with respect to severance benefits or other change in control-related payments. The material terms of the NEOs' Employment Agreements and post-employment compensation are described in "Potential payments upon termination or change in control" starting on **page 75**.

Early 2023 Developments

Termination of Brian Humphries as CEO and related severance payments

On January 12, 2023, the Board of Directors named Ravi Kumar S as CEO and member of the Board, effective immediately. Mr. Kumar succeeded Brian Humphries. Mr. Humphries' separation was considered an involuntary termination without cause under his Executive Employment and Non-Disclosure, Non-Competition, and Invention Assignment Agreement dated April 1, 2019 (as amended by a letter agreement dated as of December 9, 2022, relating to the currency in which his 2023 base salary and corresponding ACI payments would be denominated, the "Humphries Employment Agreement"), which was further amended as part of the termination and related transition.

The letter agreement provided that, to assist in facilitating the transition of the CEO role, Mr. Humphries would remain an employee of Cognizant Worldwide Limited, a subsidiary of the company, and continue to receive his existing base salary and vesting of outstanding equity awards pursuant to their terms through March 15, 2023, during which time he would serve as a special advisor to the company. In addition, subject to Mr. Humphries' execution and non-revocation of a release of claims against the company and the Humphries Employment Agreement, subject to his continued employment with the company through March 15, 2023 he received the following:

- his annual cash incentive for 2022 based on the company's actual performance, which was paid in March 2023,
- continued payment of his salary and benefits through March 15, 2023,
- continued vesting of outstanding equity awards in accordance with their terms through March 15, 2023,
- payment for his accrued but untaken vacation, and
- following March 15, 2023, the severance benefits to which he would have been entitled on the basis of an involuntary termination without Cause (as defined in the Humphries Employment Agreement) under the Humphries Employment Agreement, which included:
  - an amount equal to his annual base salary (1,150,000 CHF, or approximately $1.2 million), payable over a one-year period in installments,
  - a lump-sum cash amount equal to his target annual cash incentive for 2023, (2,300,000 CHF, or approximately $2.4 million), and
  - accelerated vesting of 47,369 RSUs that were scheduled to vest between March 15, 2023 and March 15, 2024, which were settled as of March 15, 2023, with all remaining unvested equity awards, including his 2019/23 CEO new hire PSU award, forfeited.

The payments and benefits received by Mr. Humphries were made to him, among other things, as additional consideration for the post-employment restrictive covenants contained in the Humphries Employment Agreement and, if he violates any such provisions, remaining severance payments may immediately cease and, at any time prior to March 15, 2024, the company may require that the 47,369 shares of common stock he received as a result of accelerated vesting be forfeited and Mr. Humphries be required to pay to the company any profits realized from the sale of such shares. Mr. Humphries was fully responsible for all federal, state, local or foreign taxes due with respect to all payments and awards received under this agreement, including any excise tax.

Although the letter agreement was signed before adoption of the senior executive cash severance policy described on **page 64**, the severance amounts provided to Mr. Humphries complied with the limits of such policy. His severance payments also aligned with the severance provisions of the original, unamended Humphries Employment Agreement for an involuntary termination without cause and with generally applicable company policy.

New hire PSU awards to Mr. Kumar

In connection with the January 12, 2023 appointment of Ravi Kumar S as the company's CEO, the Board granted Mr. Kumar a CEO New Hire Award of PSUs. These PSUs have a target value of $3,000,000, and a payout range from 0% to 250% of the target measured over a four-year performance cycle based on absolute total stockholder return (measured as a compound annual growth rate ("CAGR")) of the company's common stock over the four years starting on January 12, 2023 (using the 20-day average closing price of the company's common stock as of January 12, 2023 and as of January 12, 2027 as the starting price and ending price, respectively, with share price adjustment downwards to account for dividends). The metrics include a threshold stock price CAGR of 10% in order to earn 50% of the target amount, a target of 15% stock price CAGR in order to earn 100% of the target amount, an "above target" of 17% stock price CAGR in order to earn 200% of the target amount, and a maximum of 20% stock price CAGR in order to earn 250% of the target amount. These amounts would correlate to an absolute growth rate for the company's common stock of 46% for threshold performance, 75% for target performance, 87% for above target performance and 107% for maximum performance.

Peer group for relative TSR in 2023/25 PSUs

In February 2023, the Compensation Committee made its annual award of PSUs, with a three-year performance period from January 1, 2023 through December 31, 2025. For the relative TSR component of prior annual PSU grants, the peer group was composed of the S&P 500 Information Technology Index plus seven specific competitors of the company. In order to better align with market practices, the peer group used for purposes of relative TSR in the 2023/25 PSUs was changed to the S&P 500 Index.

Compensation Committee report

The Compensation Committee has furnished the report set forth below. The information contained in this report shall not be deemed to be "soliciting material" or "filed" with the SEC or subject to the liabilities of Section 18 of the Exchange Act, except to the extent that the company specifically incorporates it by reference into a document filed under the Securities Act of 1933, as amended, or the Exchange Act.

To the Board of Directors of Cognizant Technology Solutions Corporation:

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis set forth in the company's proxy statement for the 2023 annual meeting of shareholders. The Compensation Committee has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in such proxy statement for filing with the Securities and Exchange Commission and incorporated by reference into the company's Annual Report on Form 10-K for the year ended December 31, 2022.

By the Compensation Committee of the Board of Directors of Cognizant Technology Solutions Corporation

     

VINITA BALI   **ERIC BRANDERIZ**   **ARCHANA DESKUS**   **LEO S. MACKAY, JR.**   **MICHAEL PATSALOS-FOX**   **JOSEPH M. VELLI**

Appointed March 2023

Executive compensation tables

2022 Summary compensation table

The following 2022 Summary Compensation Table provides certain summary information concerning the compensation earned for services rendered in all capacities to us and our subsidiaries for the years ended December 31, 2020, 2021 and 2022 by our CEO, CFO, each of our three other most highly compensated executive officers who were serving as executive officers at the end of the 2022 fiscal year and the two executive officers who would have been among the three most highly compensated executive officers for 2022 had they not left the company prior to the end of 2022 (collectively, the "NEOs").

Name and Principal Position	Year	Salary	Bonus	Stock Awards	Non-Equity Incentive Plan Comp.	All Other Comp.	SEC Total
Brian Humphries Former CEO	2022	$1,144,855	—	$14,761,593	$1,767,978	$269,468	$17,943,894
	2021	$1,230,262	—	$14,097,855	$4,086,930	$272,238	$19,687,285
	2020	$1,026,681	—	$10,692,541	$1,745,358	$343,360	$13,807,940
Jan Siegmund CFO	2022	$850,000	—	$5,322,032	$656,320	$9,150	$6,837,502
	2021	$800,000	—	$4,526,144	$1,328,800	—	$6,654,944
	2020	$266,667	$266,667	$5,656,360	—	—	$6,189,694
Surya Gummadi EVP & President, Americas	2022	$522,417	$647,989	$3,256,748	—	$7,000	$4,434,154
Ganesh Ayyar EVP and President, Intuitive Operations and Automation	2022	$641,636	—	$1,947,476	$938,041	$7,403	$3,534,556
John Kim EVP, General Counsel, Chief Corporate Affairs Officer & Secretary	2022	$650,000	—	$2,103,059	$501,891	$9,150	$3,264,100
	2021	$654,615	—	$2,671,429	$1,079,650	$8,700	$4,414,394
Gregory Hyttenrauch Former EVP & President, Americas	2022	$319,443	—	$2,622,381	—	$1,205,263	$4,147,087
	2021	$647,716	—	$3,063,295	$854,338	$145,394	$4,710,743
Ursula Morgenstern Former President, Global Growth Markets	2022	$321,892	—	$2,090,510	—	$951,700	$3,364,102

Year. Under applicable SEC rules, we have excluded compensation for Mr. Kim and Mr. Hyttenrauch prior to 2021 and for Mr. Gummadi, Mr. Ayyar and Ms. Morgenstern for years prior to 2022, as they were not NEOs during those years.

Salary. Salaries are paid in the local currency of each NEO. The local currency for Mr. Siegmund, Mr. Gummadi and Mr. Kim is US$. For purposes of this column, (a) each of Mr. Humphries' salary, Mr. Hyttenrauch's salary and Ms. Morgenstern's salary has been converted to US$ from GBP at an exchange rate of approximately £1 = $1.24, the 12-month average exchange rate for fiscal year 2022, and (b) Mr. Ayyar's salary has been converted to US$ from SGD at an exchange rate of approximately S$1 = $0.73, the 12-month average exchange rate for fiscal year 2022. For Mr. Kim, the salary shown in 2021 includes $4,615 of cash paid in lieu of unused vacation (a one-time benefit provided to employees in 2021 in light of the COVID-19 pandemic). For Mr. Hyttenrauch and Ms. Morgenstern, the salary shown in 2022 includes $16,830 and $18,660, respectively, of cash paid in lieu of unused vacation at the time they left the company.

Bonus. From time to time, our Compensation Committee determines that a cash bonus is appropriate in light of an NEO's individual circumstances.

Mr. Siegmund. As he joined the company on September 1, 2020, Mr. Siegmund's offer letter provided him a prorated 2020 ACI award payout at target in lieu of such award payout being based on company performance. As such, the amount of such award is included in "Bonus" instead of under "Non-Equity Incentive Plan Compensation".

Mr. Gummadi. The amount shown in this column represents the (a) the cash incentive award earned for 2022 while he served in the role of SVP, Americas on an interim basis and paid in the first quarter of 2023 under our ELT bonus program (see **page 47**) and (b) an additional cash bonus, with $250,000 to be paid upfront and $750,000 paid upon completion of the interim role, which occurred in connection with his promotion current position in January 2023.

Stock Awards. Amounts shown in this column represent the aggregate grant date fair value of PSUs and RSUs determined in accordance with FASB ASC Topic 718 granted in each respective year. These amounts reflect the company's accounting expense as required by SEC rules and do not correspond to the actual value that will be realized by the NEO. The reported dollar amounts do not take into account any estimated forfeitures related to continued service vesting requirements. See **pages 48** to **61** for information on the terms of the RSUs and PSUs granted during 2022. For information regarding assumptions underlying the valuation of stock-based awards, see the notes to the Consolidated Financial Statements in our Annual Report on Form 10-K for the applicable fiscal year.

The grant date fair value of stock awards granted in 2022 are set out below. The 2022/24 PSUs were generally part of the target direct compensation ("TDC") for all NEOs. However, "transition grants" of RSUs with front-loaded vesting were granted as well to quickly align target compensation levels to an executive's new role or to supplement expiring grants that were originally made off-cycle; these transition grants may result in compensation for purposes of this table in excess of annual TDC amounts. See pages 56 to 59 for information regarding transition grants of RSUs. Mr. Gummadi was one of multiple high-level employees who received a special grant effective July 1 related to his efforts on strategy and company transformation initiatives. In addition, Mr. Gummadi received a special award in November 2022 in acknowledgement of his efforts in his interim role and as a retention tool. Neither of these awards is included in his TDC.

	Mr. Humphries	Mr. Siegmund	Mr. Gummadi	Mr. Ayyar	Mr. Kim	Mr. Hyttenrauch	Ms. Morgenstern
2022-2024 PSUs - annual grant	$9,161,599	$2,672,099	$654,428	$872,540	$1,090,597	$1,472,403	$1,090,597
RSUs							
Annual grant or transition grants	$5,599,994	$2,649,933	$802,415	$1,074,936	$1,012,462	$1,149,977	$999,913
Additional equity awards *(not included in TDC)*	—	—	$1,799,903	—	—	—	—

The grant date fair values of PSUs granted to our NEOs during 2022, assuming maximum performance (200%), would be as set out below.

PSUs, settlement at maximum – 200%	Mr. Humphries	Mr. Siegmund	Mr. Gummadi	Mr. Ayyar	Mr. Kim	Mr. Hyttenrauch	Ms. Morgenstern
2022-2024 PSUs - annual grant	$15,461,464	$4,509,506	$1,104,363	$1,472,539	$1,840,489	$2,484,843	$1,840,489

The grant date fair value of the portion of the 2022/24 PSUs relating to relative TSR (see **pages 48** to **53**) are determined in accordance with FASB ASC Topic 718 as an award with a "market condition," meaning the value is based on the probable outcome of the performance conditions at the time of grant.

Non-Equity Incentive Plan Compensation. Amounts shown in this column represent cash incentive awards earned for each respective fiscal year and paid in the first quarter of the following year under our ACI program (see **pages 48** to **61**). ACI is paid in the local currency of the resident jurisdiction of each NEO. The local currency for Mr. Siegmund, and Mr. Kim is US$. For purposes of this column, (a) Mr. Humphries' ACI has been converted to US$ from GBP at an exchange rate of approximately £1 = $1.24, the 12-month average exchange rate for fiscal year 2022 and (b) Mr. Ayyar's ACI has been converted to US$ from SGD at an exchange rate of approximately S$1 = $0.73, the 12-month average exchange rate for fiscal year 2022. Mr. Hyttenrauch forfeited his cash incentive awards upon his termination from the company in June 2022. Ms. Morgenstern's ACI award payout is included in All Other Compensation under Separation payments and benefits (see below).

All Other Compensation. We provide our NEOs with other benefits that we believe are reasonable, competitive and consistent with our overall executive compensation program. The costs of these benefits for 2022 are shown in the table below.

	Mr. Humphries	Mr. Siegmund	Mr. Gummadi	Mr. Ayyar	Mr. Kim	Mr. Hyttenrauch	Ms. Morgenstern
Corporate apartment[a]	$141,944	—	—	—	—	$87,928	—
Home security services	$10,839	—	—	—	—	—	—
Pension allowance[b]	$112,010	—	—	—	—	$29,024	$25,420
U. K. group personal pension plan matching contribution[b]	$2,475	—	—	—	—	$1,238	$1,238
CPF matching contribution	—	—	—	$7,403	—	—	—
401(k) matching contribution	—	$9,150	$7,000	—	$3,250	—	—
CSRP matching contribution	—	—	—	—	$5,900	—	—
Net tax equalization payment[c]	—	—	—	—	—	$48,461	—
Car allowance	—	—	—	—	—	$3,713	$3,713
Separation payments and benefits[d]	—	—	—	—	—	$1,019,849	$917,501
Spousal air travel	—	—	—	—	—	$5,976	—
Medical insurance[e]	—	—	—	—	—	$6,000	$735
Income protection[f]	$780	—	—	—	—	$1,537	$1,546
Life assurance[f]	$1,420	—	—	—	—	$1,537	$1,547

*The values of pension allowances, the employer contributions under the U.K. group personal pension plan, car allowance, severance payments and benefits, spousal air travel and medical insurance provided to each of Mr. Humphries, Mr. Hyttenrauch or Ms. Morgenstern, as applicable, are converted to US$ from GBP at an exchange rate of approximately £1 = $1.24, the 12-month average exchange rate for fiscal year 2022. Similarly, the value of home security services is converted to US$ from CHF at exchange rate of approximately 1 CHF = $1.05, the 12-month average exchange rate for fiscal year 2022, and the value of the CPF matching contribution provided to Mr. Ayyar is converted to US$ from SGD at an exchange rate of approximately S$1 = $0.73, the 12-month average exchange rate for fiscal year 2022.

(a) The company provided Mr. Humphries and Mr. Hyttenrauch with corporate apartments in New York during the terms of their employment with the company (see **page 63** for further details).

(b) For Mr. Humphries, Mr. Hyttenrauch and Ms. Morgenstern, (i) the value of the pension allowance represents the amount of employer contributions under the U.K. group personal pension plan in excess of the statutory annual allowance limit that are paid to Mr. Humphries, Mr. Hyttenrauch and Ms. Morgenstern as a cash allowance, subject to applicable income tax, and (ii) the value of the U.K. group personal pension plan matching contribution represents the employer contributions to such plan (see **page 62**).

(c) In connection with his expat status, Mr. Hyttenrauch received tax equalization payments, which are reflected herein net of an anticipated refund from His Majesty's Revenue and Customs of $280,644.

(d) The amount shown reflects separation payments and benefits provided to Mr. Hyttenrauch and Ms. Morgenstern, which are described in further detail on **page 77**. Mr. Hyttenrauch received a negotiated separation payment in exchange for an enhanced non-solicitation provision, a non-disparagement provision and the release of any claims against the company. Ms. Morgenstern received amounts related to her involuntary termination from the company without cause in accordance with the terms of her employment agreement.

(e) For Mr. Hyttenrauch and Ms. Morgenstern, the amounts shown for medical insurance is the company's contribution to such benefit in addition to U.K. National Health Insurance.

(f) For each of Mr. Humphries, Mr. Hyttenrauch and Ms. Morgenstern, the amounts shown for income protection and life assurance relate to the company's contribution for an elected benefit to provide income if they are unable to work and a death insurance benefit.

Compensation

2022 Grants of plan-based awards table

The following table provides certain summary information concerning each grant of an award made to an NEO in the 2022 fiscal year under a compensation plan.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards: Number of Shares of Stock or Units			All Other Stock Awards: Number of Shares of Stock or Units	Grant Date Fair Value of Equity Awards
		Threshold	Target	Maximum	Threshold	Target	Maximum		
Brian Humphries	3/1/2022	$1,144,855	$2,289,710	$4,579,420					
	3/1/2022				48,950	97,901	195,802		$9,161,599
	3/1/2022							65,268	$5,599,994
Jan Siegmund	3/1/2022	$425,000	$850,000	$1,700,000					
	3/1/2022				14,277	28,554	57,108		$2,672,099
	3/1/2022							26,223	$2,249,933
	3/1/2022							4,662	$400,000
Surya Gummadi	3/1/2022				3,496	6,993	13,986		$654,428
	3/1/2022							4,404	$377,863
	3/1/2022							4,568	$391,934
	7/1/2022							4,409	$299,944
	11/15/2022							25,016	$1,499,959
	11/15/2022							544	$32,618
Ganesh Ayyar	3/1/2022	$320,818	$641,636	$1,283,272					
	3/1/2022				4,662	9,324	18,648		$872,540
	3/1/2022							2,331	$200,000
	11/15/2022							14,592	$874,936
John Kim	3/1/2022	$325,000	$650,000	$1,300,000					
	3/1/2022				5,827	11,654	23,308		$1,090,597
	3/1/2022							9,615	$824,967
	11/15/2022							3,127	$187,495
Gregory Hyttenrauch	3/1/2022	$302,613	$605,226	$1,210,452					
	3/1/2022				7,867	15,734	31,468		$1,472,403
	3/1/2022							8,740	$749,892
	3/1/2022							4,663	$400,085
Ursula Morgenstern	3/1/2022	$303,232	$606,464	$1,212,928					
	3/1/2022				5,827	11,654	23,308		$1,090,597
	3/1/2022							11,654	$999,913

Estimated Future Payouts Under Non-Equity Incentive Plan Awards. For all NEOs except Mr. Gummadi, represents the range of ACI that can be earned by the NEO if the threshold, target and maximum performance targets are achieved. The ACI is prorated if performance levels are achieved between the threshold and target levels or between the target and maximum levels. Performance below the threshold results in no payout to the NEO. See **pages 48 and 51** for information regarding the methodology and performance criteria applied in determining these potential cash incentive amounts. The actual ACI paid to each NEO for his or her 2022 performance is reported as "Non-Equity Incentive Plan Comp." in the 2022 Summary compensation table on **page 67**. For each of Mr. Humphries, Mr. Hyttenrauch and Ms. Morgenstern, the ACI amount, including threshold, target and maximum payouts, was set in his or her resident jurisdiction local currency and such amounts were converted to US$ for purposes of the table above based on the 12-month average exchange rate for fiscal year 2022 of approximately £1 = $1.24. Similarly, for Mr. Ayyar, such amounts were converted to US$ for purposes of the table above based on the 12-month average exchange rate for fiscal year 2022 of approximately S$1 = $0.73. For Mr. Gummadi, represents the range of the ELT bonus that could be earned by the NEO based on overall company and individual performance. The actual ELT bonus paid to Mr. Gummadi for 2022 performance is reported as "Bonus" in the 2022 Summary compensation table on **page 67**.

Estimated Future Payouts Under Equity Incentive Plan Awards. Represents the range of shares that could vest pursuant to PSU awards. The values set out above are for the 2022/24 PSUs awarded to such individuals in 2022 and included in target direct compensation which are eligible to vest based on revenue growth (measured by revenue adjusted for currency fluctuations and acquisitions), adjusted diluted EPS and relative TSR over the 3-year performance period beginning January 1, 2022 and ending December 31, 2024. See **pages 48** to **61** for a description of the terms of the PSUs and the awards to the NEOs.

All Other Stock Awards. Represents RSUs granted in 2022. The RSUs granted on March 1, 2022 (other than the 4,662 RSUs granted to Mr. Siegmund, the 4,568 RSUs granted to Mr. Gummadi and the 4,663 RSUs granted to Mr. Hyttenrauch) vest in equal 1/12th installments at the end of each quarter and will be fully vested on March 1, 2025. The other RSUs granted on March 1, 2022, vest in quarterly installments through March 1, 2025, with 1/8th vesting on each of the first four quarters, 1/12th vesting on each of the next four quarters, 1/24th vesting on each of the next three quarters, and the remainder vesting on March 1, 2025. For Mr. Gummadi, this includes an award of 4,409 RSUs effective July 1, 2022, related to his efforts on strategy and company transformation initiatives (which vest in equal 1/12th installments at the end of each quarter and will be fully vested on July 1, 2025), as well as an award of 25,016 RSUs on November 15, 2022 in acknowledgement of his efforts as a high-performing executive serving in an interim role as SVP, Americas and as a retention tool. Neither of these awards is included in his target direct compensation. For Mr. Gummadi, Mr. Ayyar and Mr. Kim, this also includes transition awards of 544 RSUs, 14,592 RSUs, and 3,127 RSUs, respectively, granted on November 15, 2022 designed to replace expiring off-cycle awards and ensure continued vesting of targeted annual RSU amounts for each executive; such transition awards vest in quarterly installments through February 15, 2025, with 1/5th vesting on the first quarter, 2/15th vesting on each of the next four quarters, 1/15th vesting on each of the next three quarters, and the remainder vesting on February 15, 2025. See **page 49** and **pages 55** to **61** for a description of the terms of the RSUs and the awards to NEOs.

Grant Date Fair Value of Equity Awards. Represents the grant date fair value of the PSUs and RSUs determined in accordance with FASB ASC Topic 718, assuming target achievement for PSUs and, for PSUs relating to relative TSR, based on the probable outcome of the performance conditions at the time of grant. For information regarding assumptions underlying the valuation of stock-based awards, see Note 17 to the Consolidated Financial Statements in our 2022 Annual Report.

Compensation

Outstanding equity awards at fiscal year-end 2022

The following table provides certain summary information concerning outstanding equity awards held by the NEOs as of December 31, 2022. Our NEOs did not hold any outstanding option awards as of December 31, 2022.

		Stock Awards			
Name	Grant Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested[1]	Equity Incentive Plan Awards; Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards; Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[1]
Brian Humphries	3/5/2020	5,785[2]	$330,844		
	2/23/2021	32,016[2]	$1,830,995		
	3/1/2022	48,951[2]	$2,799,508		
	4/1/2019			54,163[3]	$3,097,582[3]
	3/5/2020	95,191[4]	$5,443,973[4]		
	2/23/2021			230,514[5]	$13,183,096[5]
	3/1/2022			97,901[6]	$5,598,958[6]
Jan Siegmund	9/1/2020	5,600[2]	$320,264		
	9/1/2020	2,804[2]	$160,361		
	2/23/2021	12,864[2]	$735,692		
	3/1/2022	22,580[2]	$1,291,350		
	9/1/2020	10,238[4]	$585,511[4]		
	2/23/2021			61,744[5]	$3,531,139[5]
	3/1/2022			28,554[6]	$1,633,003[6]
Surya Gummadi	3/5/2020	257[2]	$14,698		
	5/19/2020	245[2]	$14,012		
	9/13/2020	60[2]	$3,431		
	12/1/2020	132[2]	$7,549		
	2/23/2021	2,115[2]	$120,957		
	5/17/2021	113[2]	$6,462		
	3/1/2022	6,156[2]	$352,062		
	7/1/2022	4,042[2]	$231,162		
	11/15/2022	25,560[2]	$1,461,776		
	9/13/2020	2,307[4]	$131,937[4]		
	2/23/2021			4,802[5]	$274,626[5]
	5/17/2021			6,370[5]	$364,300[5]
	3/1/2022			6,993[6]	$399,930[6]
Ganesh Ayyar	3/5/2020	244[2]	$13,954		
	3/1/2022	1,456[2]	$83,269		
	11/15/2022	14,592[2]	$834,516		
	3/5/2020	10,678[4]	$610,675[4]		
	2/23/2021			19,208[5]	$1,098,506[5]
	3/1/2022			9,324[6]	$533,240[6]
John Kim	3/29/2021	5,287[2]	$302,364		
	3/1/2022	7,212[2]	$412,454		
	11/15/2022	3,127[2]	$178,833		
	3/5/2020	2,286[4]	$130,736[4]		
	2/23/2021			4,116[5]	$235,394[5]
	3/29/2021			21,778[5]	$1,245,484[5]
	3/1/2022			11,654[6]	$666,492[6]
Gregory Hyttenrauch	—	—	—	—	—
Ursula Morgenstern	—	—	—	—	—

1 Market value was determined utilizing the closing price of our common stock of $57.19 on December 30, 2022, and the performance level for each award as indicated in footnotes 3 through 6 below.

2 Amounts shown represent the following with respect to RSUs:

Mr. Humphries. Awards shown are time-based RSUs that were granted on March 5, 2020, February 23, 2021, and March 1, 2022, respectively, and would vest on specified dates if Mr. Humphries was still employed by the company. As of December 31, 2022, a total of 53,153 shares are scheduled to vest in February, March, May, June, August, September, November and December of 2023; a total of 28,160 shares are scheduled to vest in February, March, June, September and December of 2024; and a total of 5,439 shares are scheduled to vest in March of 2025. In connection with his departure as CEO of the company, Mr. Humphries entered into a letter agreement which provided that, subject to his execution and non-revocation of a release of claims against the company and his continued compliance with certain restrictive covenants as set forth in his Executive Employment and Non-Disclosure, Non-Competition, and Invention Assignment Agreement dated April 1, 2019 (the "Humphries Employment Agreement") entered into between Mr. Humphries and Cognizant Worldwide Limited, a subsidiary of the company (as amended by a letter agreement dated as of December 9, 2022), he would receive accelerated vesting of those unvested time-based equity awards vesting within 12 months from his last date of employment with the company, which was consistent with the terms of the original Humphries Employment Agreement. Thus, 47,369 RSUs set forth above that were scheduled to vest between March 15, 2023 and March 15, 2024 vested on an accelerated basis (subject to the foregoing conditions) and were settled as of March 15, 2023, with all remaining unvested RSUs forfeited.

Mr. Siegmund. Awards shown are time-based RSUs that were granted on September 1, 2020, February 23, 2021, and March 1, 2022, respectively, and vest on specified dates if Mr. Siegmund is still employed by the company. A total of 29,182 shares are scheduled to vest in February, March, May, June, August, September, November and December of 2023; a total of 12,285 shares are scheduled to vest in February, March, June, September and December of 2024; and a total of 2,381 shares are scheduled to vest in March of 2025.

Mr. Gummadi. Awards shown are time-based RSUs that were granted on March 5, 2020, May 19, 2020, September 13, 2020, December 1, 2020, February 23, 2021, May 17, 2021, March 1, 2022, July 1, 2022, and November 15, 2022, respectively, and vest on specified dates if Mr. Gummadi is still employed by the company. A total of 15,803 shares are scheduled to vest in each month of 2023; a total of 12,841 shares are scheduled to vest in each month of 2024; and a total of 10,036 shares are scheduled to vest in January, February, March, April, May, July, August and November of 2025.

Mr. Ayyar. Awards shown are time-based RSUs that were granted on March 5, 2020, March 1, 2022, and November 15, 2022, respectively, and vest on specified dates if Mr. Ayyar is still employed by the company. A total of 9,874 shares are scheduled to vest in February, March, May, June, August, September, November and December of 2023; a total of 5,347 shares are scheduled to vest in February, March, May, June, August, September, November and December of 2024; and a total of 1,071 shares are scheduled to vest in February and March of 2025.

Mr. Kim. Awards shown are time-based RSUs that were granted on March 29, 2021, March 1, 2022, and November 15, 2022, respectively, and vest on specified dates if Mr. Kim is still employed by the company. A total of 9,487 shares are scheduled to vest in February, March, May, June, August, September, November and December of 2023; a total of 5,129 shares are scheduled to vest in February, March, May, June, August, September, November and December of 2024; and a total of 1,010 shares are scheduled to vest in February and March of 2025.

3 **2019/23 CEO PSUs (New Hire).** Represents the number of unearned shares not vested equal to the threshold award for PSUs granted in 2019 with a market condition, as described in FASB ASC Topic 718, and a four-year performance measurement period (April 1, 2019 – April 1, 2023). See **page 53** for additional information. Based on performance through December 30, 2022, the number of units and the payout value shown above assume a payout at threshold. The PSUs were forfeited in connection with the termination of Mr. Humphries' employment on March 15, 2023.

4 **2020/22 PSUs.** The number of units and the payout values are based on actual payout at approximately 91.4% of target, as certified by the Compensation Committee, and such shares vested on March 15, 2023 (after compliance with the requirement of continued employment through such date). See **pages 49 to 52** for additional information on these PSUs.

5 **2021/23 PSUs.** Represents the number of unearned shares not vested equal to the target award for PSUs granted in 2021 with a 3-year performance measurement period (combined performance of the company for 2021, 2022 and 2023). See **pages 49 to 53** for additional information. After the Compensation Committee determines, based on the performance for fiscal 2021, 2022 and 2023, the number of shares that may vest, such shares are expected to vest no later than March 15, 2024 (subject to continued employment through such date). Based on performance through December 30, 2022, the number of units and the payout values shown above assume a payout at maximum.

6 **2022/24 PSUs.** Represents the number of unearned shares not vested equal to the target award for PSUs granted in 2022 with a 3-year performance measurement period (combined performance of the company for 2022, 2023 and 2024). See **pages 49 to 53** for additional information. After the Compensation Committee determines, based on the performance for fiscal 2022, 2023 and 2024, the number of shares that may vest, such shares are expected to vest no later than March 15, 2025 (subject to continued employment through such date). Based on performance through December 30, 2022, the number of units and the payout values shown above assumed a payout at target.

2022 Option exercises and stock vested table

None of our NEOs held or exercised any options during 2022. The following table provides information about the value realized by the NEOs on stock award vestings during the year ended December 31, 2022.

Name	Stock Awards	
	Number of Shares Acquired on Vesting Date	Value Realized on Vesting
Brian Humphries	71,839	$5,268,308
Jan Siegmund	40,057	$2,913,441
Surya Gummadi	8,826	$632,840
Ganesh Ayyar	15,370	$1,221,753
John Kim	15,337	$1,145,837
Gregory Hyttenrauch	16,515	$1,412,135
Ursula Morgenstern	24,340	$1,765,254

Stock Awards. The number of shares shown in the table reflects the gross number of shares each NEO was entitled to receive upon vesting of the underlying PSUs or RSUs. The company reduced the number of shares issued to each NEO by automatically withholding a number of shares with a fair market value as of the vesting date sufficient to satisfy required tax withholdings. Value realized on vesting is calculated by multiplying the number of shares acquired on vesting by the fair market value of the shares on the respective vesting dates, including any dividend equivalents payable on vesting.

2022 Pension benefits and non-qualified deferred compensation

None of our NEOs were participants in any plan that provided payments or other benefits at, following, or in connection with retirement in 2022 other than the broad-based defined contribution plans. Further, none of our NEOs participate in any nonqualified deferred compensation plan.

Potential payments upon termination or change in control

Overview of potential payments

Employment Agreements

We have entered into employment agreements with our NEOs that provide certain benefits if such employees are terminated without Cause or leave for Good Reason (each, a "Qualifying Termination" — see "What is a 'Qualifying Termination'?" below for more details). Such benefits are adjusted in the event the Qualifying Termination occurs within the 12 months following a change in control. The employment agreements also provide for certain benefits in the event of the NEO's death. The table below summarizes the benefits under the employment agreements, as applicable to each of our NEOs set forth below.

Termination Event	Employment Agreement Version	Salary and ACI	Benefits	Unvested RSUs/ Time-Based Awards	Unvested PSUs / Performance-Based Awards	
					Performance Measurement Period Ended; Performance Objectives Satisfied	Performance Measurement Period Not Ended
Qualifying Termination – **no Change in Control**	**Humphries, Siegmund, Ayyar and Kim**	**1x** …base salary, payable over 12 months …ACI (100% of target), payable in a lump sum	**18 months** of reimbursement for COBRA premiums, as applicable	Acceleration of awards that would otherwise vest in the next **12 months**	Acceleration of awards that would otherwise vest in the next **12 months**	**Forfeited**
Qualifying Termination – within 12 months of **Change in Control**	**Humphries, Siegmund, Ayyar and Kim**	**2x** …base salary, payable over 24 months …ACI (100% of target), payable in a lump sum	**18 months** of reimbursement for COBRA premiums, as applicable	Acceleration of **entire award**	Acceleration of **entire award**	**Vesting of pro-rata amount** (based on portion of performance period elapsed and performance results as of change in control date)
Death	**Humphries, Siegmund, Ayyar and Kim**	Prorated ACI (100% of target), payable in a lump sum	None	Acceleration of **entire award**	Acceleration of **entire award**	**Vesting of pro-rata amount** (based on portion of performance period elapsed and performance results prior to death)

What is a "qualifying termination"?

Termination without "Cause"

"Cause" is defined as:

- Willful malfeasance or willful misconduct in connection with employment;
- Continuing failure to perform duties requested;
- Failure to observe material policies of the company;
- Commission of any felony or any misdemeanor involving moral turpitude;
- Engaging in any fraudulent act or embezzlement; or
- Any material breach of an employment agreement.

Leaving for "Good Reason"

"Good Reason" is defined as:

- A material diminution of authority, duties or responsibilities;
- A material diminution in overall compensation package that is not broadly applied to other executives;
- The company's failure to obtain from its successor the express assumption of an employment agreement; or
- The company's change, without the executive officer's consent, in the principal place of his or her work to a location more than 50 miles from the primary work location, but only if the change is after a change in control (provided, however, that, with respect to Mr. Humphries, a change in his principal place of work to New York or New Jersey would not have constituted "Good Reason").

Compensation

Limitations on severance

The employment agreements also provide that in the event any payments under the employment agreements would constitute parachute payments under IRC Section 280G, then the payments under the employment agreements will be reduced by the minimum amount necessary so that no amounts paid will be non-deductible to the company or subject to the excise tax imposed under IRC Section 4999.

In March 2023, the Board adopted the Senior Executive Cash Severance Policy (the "Policy"). This Policy provides that the company will not enter into any new employment agreement or severance or separation arrangement or agreement with any senior executive of the company, or establish any new severance plan or policy covering any senior executive of the company, in each case, that provides for cash severance benefits exceeding 2.99 times the sum of the senior executive's base salary plus target bonus for the year of termination, without seeking stockholder approval or ratification of such agreement, arrangement, plan or policy.

Benefits under the retirement, death and disability policy

As described on **page 62**, Cognizant has adopted a retirement, death and disability policy. None of our NEOs currently qualifies for retirement benefits under the policy. However, each of the NEOs would be eligible for benefits under the retirement, death and disability policy in the event of his death or disability to the extent that their employment agreement does not already provide for such benefits.

Cash severance payments are contingent on the executive officers executing and not revoking a waiver and release of claims against the company and complying with one-year post-termination non-competition and non-solicitation covenants, a six-month post-termination intellectual property covenant and a perpetual confidentiality covenant (subject to administrator discretion and where permitted by law). Upon any termination of employment, each executive officer will also be entitled to any amounts earned, accrued and owed but not yet paid as of the termination date and any benefits accrued and earned in accordance with the terms of any benefits plans or programs, and these amounts are not conditioned upon the release becoming effective.

Gummadi employment agreement

As Mr. Gummadi was serving as Senior Vice President, Americas on an interim basis at the end of 2022, he did not have an employment agreement. However, following his January 2023 promotion to the role of Executive Vice President and President, Americas, he entered into the standard form of agreement with the company.

Calculation of potential payments

The following table shows potential payments to our NEOs under the employment agreements and our retirement, death and disability. Except with respect to Mr. Hyttenrauch and Ms. Morgenstern, potential payments are calculated assuming a (i) that the applicable triggering event occurred on December 31, 2022 as the Qualifying Termination date and, (ii) where applicable, using the closing price of our common stock of $57.19 on December 30, 2022, as reported on Nasdaq and (iii) COBRA premium rate applicable for 2023 based on 2023 election by each applicable NEO. For Mr. Hyttenrauch and Ms. Morgenstern, the table shows the actual termination payments they became entitled to upon leaving the company in June 2022.

Name	Trigger	Salary and Bonus	Benefits	Awards Acceleration/ Extension	Total
Brian Humphries[1]	Qualifying Termination Prior to Change in Control	$3,434,564	—	$8,483,793	$11,918,357
	Qualifying Termination Following Change in Control	$6,869,128	—	$17,876,050	$24,745,178
	Death or Disability	$2,289,709	—	$17,876,050	$20,165,759
	Retirement	—	—	—	—
	Termination for Other Reasons	—	—	—	—
Jan Siegmund	Qualifying Termination Prior to Change in Control	$1,700,000	—	$2,254,430	$3,954,430
	Qualifying Termination Following Change in Control	$3,400,000	—	$5,128,570	$8,528,570
	Death or Disability	$850,000	—	$5,128,570	$5,978,570
	Retirement	—	—	—	—
	Termination for Other Reasons	—	—	—	—
Surya Gummadi	Qualifying Termination Prior to Change in Control	—	—	—	—
	Qualifying Termination Following Change in Control	—	—	—	—
	Death or Disability	$513,534	—	$2,739,115	$3,252,649
	Retirement	—	—	—	—
	Termination for Other Reasons	—	—	—	—
Ganesh Ayyar	Qualifying Termination Prior to Change in Control	$1,283,272	—	$1,175,369	$2,458,641
	Qualifying Termination Following Change in Control	$2,566,544	—	$2,182,027	$4,748,571
	Death or Disability	$641,636	—	$2,182,027	$2,823,663
	Retirement	—	—	—	—
	Termination for Other Reasons	—	—	—	—
John Kim	Qualifying Termination Prior to Change in Control	$1,300,000	—	$673,298	$1,973,298
	Qualifying Termination Following Change in Control	$2,600,000	—	$1,873,087	$4,473,087
	Death or Disability	$650,000	—	$1,873,087	$2,523,087
	Retirement	—	—	—	—
	Termination for Other Reasons	—	—	—	—
Actual severance paid to former executives who departed during 2022					
Gregory Hyttenrauch[2]	Negotiated Separation Payment	$1,019,849	—	—	$1,019,849
Ursula Morgenstern[3]	Qualifying Termination Prior to Change in Control	$909,695	$7,806	$1,085,685	$2,003,186

1 Mr. Humphries' employment with the company was involuntarily terminated without cause in March 2023. See "Termination of Brian Humphries as CEO and related severance payments" on **page 65** for information on the actual severance benefits he became entitled to upon his termination.

2 Reflects the actual severance amount paid to Mr. Hyttenrauch as a result of his termination for behavior inconsistent with company policy. Such amount includes a negotiated separation payment of £824,000 (or slightly more than $1 million) in exchange for an enhanced non-solicitation provision, a non-disparagement provision and the release of any claims against the company, as well as payment for accrued but unutilized vacation. The total negotiated separation payment was substantially less than Mr. Hyttenrauch would have been entitled to for an involuntary termination without cause under his employment agreement, particularly since Mr. Hyttenrauch forfeited all outstanding equity awards in connection with the separation.

3 Reflects the actual severance amount paid to Ms. Morgenstern during 2022 as a result of her involuntary termination from the company without cause. The severance received by Ms. Morgenstern was pursuant to the terms of her employment agreement and consistent with company policy. Her Salary and Bonus amount consists of a payment in lieu of notice of £245,000 (approximately $303,232), her 2022 ACI award payout at target (net of the payment in lieu of notice) of £245,000 (approximately $303,232), and six months' base pay received in 2022 totaling £245,000 (approximately $303,231); assuming continued compliance with post-termination covenants, Ms. Morgenstern will be entitled to an additional six months' base pay totaling £245,000 (approximately $303,231) in 2023. Ms. Morgenstern's Benefits amount reflects payment for private healthcare coverage for six months; and her Awards Acceleration/Extension amount reflects accelerated vesting of 15,822 RSUs pursuant to the terms of her employment agreement.

Compensation

Equity compensation plan information

The following table provides information as of December 31, 2022 with respect to the shares of our common stock that may be issued under our existing equity compensation plans approved by shareholders, which include the 2017 Plan, the ESPP, and our prior equity compensation plan, the 2009 Incentive Compensation Plan (the "2009 Plan"). The 2017 Plan succeeded the 2009 Plan. Awards granted under the 2009 Plan remain valid, though no additional awards may be granted from the 2009 Plan, and if shareholders approve the 2023 Incentive Award Plan under proposal 4, such plan will succeed the 2017 Plan and no additional awards will be granted from the 2017 Plan. For additional information on our equity compensation plans, see Note 17 to the Consolidated Financial Statements in our 2022 Annual Report.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Available for Future Issuance Under Equity Compensation Plans (excludes securities reflected in first column)
Equity compensation plans approved by security holders	5,878,811	$59.62	19,951,612
Equity compensation plans not approved by security holders	—	N/A	—
Total	**5,878,811**	**$59.62**	**19,951,612**

Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights. As of December 31, 2022, 22,605 shares may be issued pursuant to stock options upon exercise, 3,427,811 shares may be issued pursuant to RSUs upon vesting and 2,428,395 shares may be issued pursuant to PSUs upon vesting. The number of shares that may be issued under the outstanding and unvested PSUs for which the performance measurement period has not ended is based on vesting of the maximum number of award shares (200% of the target number of award shares). The actual number of shares that may vest may range from 0% to 200% of the target number based on the level of achievement of the applicable performance metrics and the continued service vesting requirements.

Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights. As of December 31, 2022, the weighted-average exercise price of outstanding options to purchase common stock was $59.62. As of December 31, 2022, there were no options to purchase shares outstanding under the ESPP. No weighting was assigned to PSUs or RSUs as no exercise price is applicable to PSUs or RSUs.

Number of Securities Available for Future Issuance Under Equity Compensation Plans. The securities listed in this column include 17,328,181 shares available for future issuance under the 2017 Plan. Any shares underlying outstanding awards (which shares are included in the first column of this table) that are forfeited under the 2009 Plan are available for future issuance under the 2017 Plan. Also includes 2,623,431 shares available for future issuance under the ESPP. As of December 31, 2022, there were no outstanding purchase periods under the ESPP.

CEO pay ratio

We are required by SEC rules and regulations to disclose the annual total compensation for our former CEO, an estimate of the median annual total compensation for our worldwide employee population excluding our former CEO, and the ratio of annual total compensation for our former CEO to the annual total compensation for such median employee. As further described below, we have also included supplemental pay ratio information to show the ratios of the annual total compensation of our former CEO to the annual total compensation of our median employees in the United States, the United Kingdom and Western Europe, respectively.

The following table provides information, based on our reasonable estimates, about the relationship between the annual total compensation of Mr. Humphries and the annual total compensation of our median employees for the year ended December 31, 2022.

Category	Median Employee Annual Total Compensation	CEO Annual Total Compensation	Pay Ratio (CEO: median employee)
CEO Pay to Worldwide Median Employee Pay (*SEC-required pay ratio disclosure*)	$31,450		571 : 1
CEO Pay to U.S. Median Employee Pay (*Supplemental pay ratio information*)	$93,846	$17,943,895	191 : 1
CEO Pay to U.K. and Western Europe Median Employee Pay (*Supplemental pay ratio information*)	$70,562		254 : 1

Employees Included. The company had approximately 355,300 employees as of December 31, 2022, with 258,500 in India, 41,100 in North America, 18,200 in Continental Europe, 9,200 in the United Kingdom and 28,300 in various other locations throughout the rest of the world. In identifying the worldwide median employee, we included all such employees, except for Mr. Humphries and approximately 1,600 employees of AustinCSI and Utegration, which businesses we acquired during 2022 (collectively, the "2022 Acquired Companies"). In identifying the U.S. median employee and the U.K. and Western Europe median employee, we included all employees in the United States and in the United Kingdom and Western Europe, respectively, except for Mr. Humphries and employees of the 2022 Acquired Companies. We did not include any independent contractors in either calculation.

Compensation Included. In identifying the median employees, we used the actual salary, bonus and ACI for 2022 (in each case annualized for full-time employees who joined during 2022 and estimated where final bonus amounts had not yet been determined as of the date of this filing) and the grant date fair value of PSUs and RSUs awarded during 2022 for each applicable employee as of December 31, 2022. Where there were multiple employees with the resulting median compensation, we calculated each such employee's annual total compensation in the same manner as the "SEC Total" of compensation shown for Mr. Humphries in the "2022 Summary compensation table" on **page 67**. We used such annual total compensation to identify the median of such employees and for disclosure of median employee pay herein (averaged where the median fell between two employees).

Currency Conversion. For employees receiving their compensation in a currency other than US$, including Mr. Humphries, we converted such compensation to US$ based on the 12-month average exchange rates for 2022.

Cost-of-Living Adjustment. We applied a cost-of-living adjustment to the compensation of each of our employees residing in a jurisdiction other than Mr. Humphries' principal work location (the United Kingdom) in order to adjust the compensation of such employees to the jurisdiction of Mr. Humphries' principal work location. In making such cost-of-living adjustments, we used the cost-of-living index for the country in which the employee was based for all employees not based in the United Kingdom. Each such cost-of-living index, including that for India (22.4), the location of the worldwide median employee, the United States (72.40), the location of the U.S. median employee, and the United Kingdom (61.50), the location of the U.K. and Western Europe median employee, was used to adjust the applicable compensation of employees to the cost-of-living index for the United Kingdom (61.50). All cost-of-living indexes used were as published by Numbeo.com for full-year 2022. Without application of a cost-of-living adjustment, and after otherwise utilizing the same process described above to identify the worldwide median employee, the worldwide median employee would have been a full-time, salaried employee located in India with annual total compensation of $12,797. The ratio of the annual total compensation of Mr. Humphries to such median employee's annual total compensation was 1,402 : 1.

Supplemental U.S. Median Employee and U.K. and Western Europe Median Employee Pay Ratios. The form and amount of Mr. Humphries' annual total compensation is largely influenced by prevailing compensation practices in the United States and in the United Kingdom and Western Europe and the competitive market for senior executive talent. While the market for such talent is global, given that the company is a U.S.-headquartered, publicly-traded company with revenues derived principally from the United States, the United Kingdom and Western Europe, we believe that it is useful to understand the relationship between the annual total compensation of Mr. Humphries and the annual total compensation of our median employees in the United States and the United Kingdom and Western Europe, respectively. As noted above, the medians of the annual total compensation of our employees included in these calculations were adjusted to the cost-of-living index for the United Kingdom.

Pay versus performance table

The following table provides certain summary information concerning the relationship between executive "compensation actually paid" to our principal executive officer ("PEO") and other NEOs and certain financial performance of the company. For further information concerning the company's pay for performance philosophy and how the company aligns executive compensation with the company's performance, see "Compensation -- Compensation Discussion and Analysis" beginning on **page 44.** The Compensation Committee did not consider the pay versus performance disclosure below in making its pay decisions for any of the years shown.

Year	Summary Compensation Table Total for Mr. Humphries	Compensation Actually Paid to Mr. Humphries	Average Summary Compensation Table Total for Non-PEO NEOs	Average Compensation Actually Paid to Non-PEO NEOs	Value of Initial Fixed $100 Investment Based On:		Net Income (GAAP) ($M)	Revenue (GAAP) ($M)
					Total Shareholder Return	Peer Group Total Shareholder Return		
2022	$17,943,894	($949,565)	$4,263,584	$808,056	$96.15	$138.98	$2,290	$19,428
2021	$19,687,285	$22,375,791	$5,654,584	$6,736,685	$146.87	$193.55	$2,137	$18,507
2020	$13,807,940	$21,897,726	$7,511,754	$8,998,439	$133.96	$143.88	$1,392	$16,652

Summary Compensation Table Total for Mr. Humphries. The dollar amounts shown represent the "SEC Total" as set forth in the Summary Compensation Table.

Compensation Actually Paid to Mr. Humphries. The dollar amounts shown represent the amount of "compensation actually paid" to Mr. Humphries for each year, as computed in accordance with Item 402 (v) of Regulation S-K, and do not reflect the total compensation actually realized or received by Mr. Humphries. In accordance with these rules, these amounts reflect "SEC Total" as set forth in the Summary Compensation Table for each year, adjusted as **shown below.** Equity values are computed in a manner consistent with the fair value methodology used to account for share-based payments in our financial statements under GAAP. The methodology assumptions used to compute these values does not materially differ from those used at the time of grant.

Compensation actually paid to Mr. Humphries	2022	2021	2020
Summary Compensation Table Total	$17,943,894	$19,687,285	$13,807,940
Less, value of Stock Awards reported in Summary Compensation Table	($14,761,593)	($14,097,855)	($10,692,541)
Plus, year-end fair value of outstanding and unvested equity awards granted in the year	$7,495,823	$17,556,949	$13,564,684
Plus, fair value as of vesting date of equity awards granted and vested in the year	$1,097,917	$1,477,812	$1,197,413
Plus (less), year over year change in fair value of outstanding and unvested equity awards granted in prior years	($11,897,639)	($2,033,972)	$4,076,007
Plus (less), year over year change in fair value of equity awards granted in prior years that vested in the year	($827,966)	($214,428)	($55,777)
Less, prior year-end fair value for any equity awards forfeited in the year	—	—	—
Compensation actually paid to Brian Humphries	($949,565)	$22,375,791	$21,897,726

Average Summary Compensation Table Total for Non-PEO NEOs. The dollar amounts shown represent the average of the amounts reported as "SEC Total" in the Summary Compensation Table for the company's NEOs as a group (excluding Mr. Humphries) in each applicable year. For 2022, our non-PEO NEOs are Mr. Siegmund, Mr. Gummadi, Mr. Ayyar, Mr. Kim, Mr. Hyttenrauch and Ms. Morgenstern. For 2021, our non-PEO NEOs were Mr. Siegmund, Mr. Hyttenrauch, Mr. Kim and Rajesh Nambiar. For 2020, our non-PEO NEOs were Mr. Siegmund, Karen McLoughlin, Rebecca Schmitt, Malcolm Frank and Matthew Friedrich.

Average Compensation Actually Paid to Non-PEO NEOs. The dollar amounts shown represent the average amount of "compensation actually paid" to the NEOs as a group (excluding Mr. Humphries) for each year, as computed in accordance with Item 402 (v) of Regulation S-K, and do not reflect the total compensation actually realized or received by such NEOs. In accordance with these rules, these amounts reflect "SEC Total" as set forth in the Summary Compensation Table for each year, adjusted as **shown below**. Equity values are computed in a manner consistent with the fair value methodology used to account for share-based payments in our financial statements under GAAP. The methodology assumptions used to compute these values does not materially differ from those used at the time of grant.

Average compensation actually paid to Non-PEO NEOs	2022	2021	2020
Average Summary Compensation Table Total	$4,263,584	$5,654,584	$7,511,754
Less, average value of Stock Awards reported in Summary Compensation Table	($2,890,368)	($3,860,625)	($6,258,860)
Plus, average year-end fair value of outstanding and unvested equity awards granted in the year	$1,263,029	$4,124,165	$6,573,743
Plus, average fair value as of vesting date of equity awards granted and vested in the year	$237,183	$773,732	$1,097,120
Plus (less), average year over year change in fair value of outstanding and unvested equity awards granted in prior years	($602,018)	$126,737	$64,086
Plus (less), average year over year change in fair value of equity awards granted in prior years that vested in the year	($213,577)	($81,909)	$10,595
Less, average prior year-end fair value for any equity awards forfeited in the year	($1,249,777)	—	—
Average compensation actually paid to non-PEO NEOs	$808,056	$6,736,684	$8,998,438

Total Shareholder Return. Total Shareholder Return (TSR) is calculated by dividing (a) the sum of (i) the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and (ii) the difference between the company's share price at the end of each fiscal year shown and the beginning of the measurement period, by (b) the Company's share price at the beginning of the measurement period. The beginning of the measurement period for each year in the table is December 31, 2019.

Peer Group Total Shareholder Return. The peer group used for this column is the S&P 500 Information Technology Sector Index (S51NFT).

Cognizant Reported Revenue per US GAAP. We have presented revenue, calculated in accordance with U.S. GAAP, since revenue, as adjusted for currency fluctuations and acquisitions, is the most significant performance metric in the Company's ACI and annual PSU awards. In the presentation, we have not adjusted the revenue amounts for acquisitions because there are differences in acquisitions required to be adjusted for ACI and each of the annual PSU awards due to the timing of the target-setting process for each of the awards. Additionally, we have not adjusted the presented revenue amounts for impacts of currency as currency adjustments are relative to the applicable base year of measurement.

Relationship Between Compensation Actually Paid and Performance

The table below reflects the relationship between the PEO and the average Other NEO compensation actually paid and the performance measures shown in the Pay versus performance table from 2020 to 2022. For each column below, the amount shown represents the percentage increase or percentage decrease in such item from 2020 to 2022; amounts for the relevant years used in such calculations are shown in the Pay versus performance table on **page 80**.

Period	Compensation Actually Paid to Mr. Humphries	Average Compensation Actually Paid to Other NEOs	Company TSR	Peer Group TSR	Net Income	Revenue
2020 to 2022	**(104.3%)**	**(91.0%)**	(3.9%)	39.0%	64.5%	16.7%

As described in more detail in the section "Compensation – Compensation discussion and analysis," the company's executive compensation program reflects a variable pay-for-performance philosophy. While the company utilizes several performance measures to align executive compensation with company performance, all of those company measures are not presented in the Pay versus performance table. Moreover, the company generally seeks to incentivize long-term performance, and therefore does not specifically align the company's performance measures with compensation that is actually paid (as computed in accordance with SEC rules) for a particular year. In accordance with SEC rules, the company is providing the foregoing descriptions of the relationships between information presented in the Pay versus performance table.

Financial Performance Measures

As required, we disclose below the most important measures used by the company to link compensation actually paid to our NEOs for 2022 to company performance. For further information regarding these performance metrics and their function in our executive compensation program, please see "Compensation -- Compensation discussion and analysis". These measures are unranked.

- **Revenue**, which is utilized in our ACI and PSUs as **Revenue adjusted for Currency Fluctuations and Acquisitions** (as described on **pages 48** to **52**)
- **Adjusted Operating Margin** (as described on **pages 48** and **51**)
- **Adjusted Diluted Earnings per Share** (as described on **pages 49**, **51** and **52**)
- **Relative Total Shareholder Return** (as described on **pages 49** and **52**)

2023 Incentive Award Plan



Proposal 4: Approval of 2023 Incentive Award Plan

The Board unanimously recommends a vote FOR the approval of the Cognizant Technology Solutions Corporation 2023 Incentive Award Plan.

What are you voting on?

We are asking shareholders to approve the Cognizant Technology Solutions Corporation 2023 Incentive Award Plan (the "2023 Plan"), which would replace the Cognizant Technology Solutions Corporation 2017 Incentive Award Plan (the "2017 Plan"). If our shareholders approve this proposal, no new awards will be granted under the 2017 Plan. If, however, our shareholders do not approve this proposal, the 2023 Plan will not become effective and the 2017 Plan will remain in effect in accordance with its current terms and conditions until the remaining share pool is exhausted. In either case, awards outstanding under the 2017 Plan and our predecessor plans will remain subject to the terms of the 2017 Plan and such predecessor plans, as applicable.

Resolution shareholders are being asked to approve

Resolved, that the shareholders of Cognizant Technology Solutions Corporation approve the adoption of the Cognizant Technology Solutions Corporation 2023 Incentive Award Plan.

The Board recommends a vote FOR the Plan so that the company has enough shares of common stock available to grant to maintain its compensation structure and achieve the purposes of the 2023 Plan, which are to:

- **Provide** incentives to our employees, consultants and non-employee directors, including the employees of our subsidiaries, in the form of equity and other incentive awards to
- **Motivate** them to perform well and generate superior returns for our shareholders and
- **Induce** them to remain in our service.

In determining to approve the Plan, the Compensation Committee and the Board reviewed the terms of the 2023 Plan and an analysis prepared by Pay Governance, the Compensation Committee's independent compensation consultant, both of which are summarized in this proposal.

Background

Our shareholders approved the 2017 Plan in June 2017. Since that time, we have periodically granted stock options, restricted stock units ("RSUs") and other awards under the 2017 Plan. We believe that long-term compensation through stock-based awards in the form of stock options, RSUs and other stock or cash based awards or dividend equivalent awards is important in attracting, motivating and retaining key talent. Such equity awards align the interests of the individuals with those of our shareholders and incentivize them to maximize shareholder value.

The 2023 Plan was adopted by our Board on April 17, 2023, subject to shareholder approval at the annual meeting. A copy of the 2023 Plan is attached hereto as Appendix A. The 2023 Plan is intended to serve as a successor to the 2017 Plan. No further awards will be made under the 2017 Plan following the earlier of (i) the 2017 Plan termination date or (ii) shareholder approval of the 2023 Plan. Shareholder approval of the 2023 Plan will not affect any awards outstanding under 2017 Plan.

Shares Authorized Under the 2023 Plan

In approving the 2023, the Board considered the following:

- **Shares remaining under the 2017 Plan.** As of March 24, 2023, and after application of the 2017 Plan's fungible share counting provisions, there were shares available for up to 5,336,742 future full-value awards, including RSU and PSU awards, under the 2017 Plan. If the 2023 Plan is approved, the remaining shares available under the 2017 Plan would be canceled and no longer available for future issuance, and the maximum aggregate number of shares of our common stock that may be issued under the 2023 Plan will be (i) 25,000,000 shares, less (ii) the number of shares subject to 2017 Plan awards issued between March 24, 2023 and the date the 2023 Plan is approved by our shareholders; provided, however, that also available for awards under the 2023 Plan will be the number of shares subject to outstanding awards under the 2017 Plan or the Company's Amended and Restated 2009 Incentive Compensation Plan (together with the 2017 Plan, the "Prior Plans") that, after the effective date of the 2023 Plan, are forfeited, expire, are converted into awards of another entity in connection with a spin-off or similar event, or are settled for cash.

- **Burn rate**. Burn rate measures how rapidly we are using an equity plan's share pool. We measure burn rate on a gross basis, calculated as follows: (i) total time-based awards granted plus performance-based awards vested, divided by (ii) weighted average shares of our common stock outstanding (undiluted). Over the last three years, our burn rate, reflecting actual PSUs vested, averaged 0.7% (0.6% for 2022, 0.7% for 2021 and 0.7% for 2020). The Board believes that these are acceptable burn rates. The chart below summarizes our historical grant information for the last three years (weighted average shares outstanding (undiluted) reflects the number of shares of common stock outstanding for the applicable year without considering any outstanding equity awards):

Year	Weighted Average Shares Outstanding (Undiluted)	Options Granted	RSUs Granted	PSUs Granted (at Target)	PSUs Granted (at Maximum)	Actual PSUs Grants Vested
2022	518,086,349	—	3,143,498	500,195	1,000,390	93,841
2021	526,736,343	—	3,475,906	627,189	1,254,378	—
2020	540,471,423	—	3,853,863	934,010	1,868,020	174,316

- **Overhang.** Overhang measures the potential shareholder dilution from outstanding equity awards and shares available for grant. We use a "simple overhang" measurement, calculated as follows: (i) the sum of all outstanding awards and the maximum aggregate number of shares that may be issued under the 2023 Plan, divided by (ii) the total shares of our common stock outstanding (undiluted; which, as of March 24, 2023 was 507,050,516 shares). If this proposal is adopted, our overhang will be 6.3%. As of March 24, 2023, there were (1) 22,605 stock options outstanding with weighted average exercise price of $59.62 and an average remaining term of 0.29 years (excluding options to purchase shares under the ESPP), (2) 5,540,839 shares underlying outstanding RSU awards, (3) 2,398,546 shares underlying outstanding PSU awards (excluding Mr. Kumar's CEO New Hire PSU Award) assuming payment at maximum levels (or 1,199,273 shares underlying outstanding PSU awards (excluding Mr. Kumar's CEO New Hire PSU Award) at target levels), and (4) 115,205 shares underlying Mr. Kumar's CEO New Hire PSU Award assuming payment at maximum levels (or 46,082 shares underlying Mr. Kumar's CEO New Hire PSU Award assuming payment at target levels). If the 2023 Plan is approved by shareholders, the maximum aggregate number of shares that may be issued under the 2023 Plan will be 25,000,000 shares.

In light of the factors described above, and the fact that the ability to continue to grant stock-based compensation as a component of our incentive compensation program is key to motivating, attracting and retaining employees, the Board has determined that the size of the share reserve pursuant to the 2023 Plan is reasonable and appropriate at this time.

Promotion of Good Governance Practices

We have incorporated a number of provisions in the 2023 Plan to protect stockholders and reflect corporate governance best practices, including the following:

- **No repricing.** The 2023 Plan prohibits the repricing of "underwater" options and stock appreciation rights ("SAR"), whether by amending an existing award, by substituting a new award at a lower price or by any other action that is treated as a repricing under applicable accounting standards.

- **Limits on the term and minimum exercise price of stock options and SARs.** The maximum term of each stock option and SAR under the 2023 Plan is 10 years (or five years for ISOs, as described below, granted to 10% shareholders), and the exercise price of each stock option and SAR under the 2023 Plan may not be less than 100% of the fair market value of a share on the date of grant (or 110% of the fair market value for ISOs granted to 10% shareholders).

- **No liberal share recycling.** Shares surrendered or withheld for the payment of the exercise price or taxes under stock options or SARs, shares surrendered or withheld for the payment of taxes on RSUs or other full-value awards, shares purchased by the company in the open market with the proceeds of an option exercise, and shares subject to SARs that are not issued in connection with the stock settlement of the SARs may not again be made available for issuance under the 2023 Plan.

- **No dividends or dividend equivalents paid on unvested awards.** The 2023 Plan prohibits the payment of dividends and dividend equivalents on unvested awards.

- **No automatic single trigger acceleration or tax gross-ups.** In the event of a change in control of Cognizant, the 2023 Plan does not provide for automatic single trigger acceleration and instead provides for double trigger acceleration, where acceleration only occurs if the participant experiences a termination without cause upon or within 12 months of the change in control event. In addition, the 2023 Plan does not provide for tax gross-ups on excise taxes resulting from excess parachute payments.

- **Clawback policy.** The 2023 Plan provides that all awards granted thereunder will be subject to our current clawback policy, which includes clawback of excess incentive compensation in the event of an accounting restatement and of any incentive compensation in the event of certain misconduct, as well as any clawback policy we adopt in the future.

- **Limit on non-employee director compensation.** The 2023 Plan contains an annual limit on cash and equity-based compensation that may be paid or granted (whether under the 2023 Plan or otherwise) to our non-employee directors for service on our Board of $900,000.

Overview of the Plan

The following is a summary of the principal features of the 2023 Plan. The following summary does not purport to be a complete description of all provisions of the 2023 Plan and is qualified in its entirety by the complete text of the 2023 Plan, which is attached to this proxy statement as Appendix A.

Who will be eligible to participate in the 2023 Plan?

All officers, employees, consultants and directors of Cognizant and its subsidiaries — currently, approximately 369,200 persons (8 executive officers, 12 non-employee directors (as of the date of the annual meeting), approximately 355,300 other employees and approximately 13,900 consultants or advisors) — will be eligible to participate in the 2023 Plan.

Who will administer the 2023 Plan?

The 2023 Plan will generally be administered by the Compensation Committee, an independent committee of the Board; however, the Board will administer the 2023 Plan as it relates to director compensation. The Compensation Committee will have the authority to make any determination or take any action that it deems necessary or desirable to administer the 2023 Plan, and also will have the sole discretion to interpret the 2023 Plan and all award agreements. With limited exceptions, the Compensation Committee will be able to delegate its authority under the 2023 Plan to a subcommittee consisting of one or more members of the Board or one or more of the company's officers or other employees to the extent permitted by applicable law.

How many shares will be available for 2023 Plan awards?

Subject to certain adjustments, the maximum number of shares of our common stock that may be issued under the 2023 Plan is the sum of (i) 25,000,000 shares, less (ii) the number of shares subject to awards granted under the 2017 Plan between March 24, 2023 and June 6, 2023, plus (iii) the number of shares subject to outstanding awards under the Prior Plans that, after the effective date of the 2023 Plan, are forfeited, expire, are converted into awards of another entity in connection with a spin-off or similar event, or are settled for cash.

- **What will reduce the share pool?** Awards under the 2023 Plan settled in shares and dividend equivalents denominated in shares plus the number of shares subject to awards granted under the 2017 Plan between March 24, 2023 and June 6, 2023.
- **What will not reduce the share pool?** Awards made upon the assumption of or in substitution for outstanding grants made by a company that we acquire (except as may be required for purposes of incentive stock options).
- **Which shares can return to the share pool?** Shares covered by an award under the 2023 Plan or a Prior Plan that is terminated or forfeited because payout conditions are not met or that is converted into an award of another entity in connection with a spin-off or similar event, or that is settled for cash.
- **Which shares do not return to the share pool?** Shares surrendered to pay the exercise price or withholding taxes for stock options or SARs, shares repurchased in the open market with the proceeds of an option exercise, shares that were subject to a stock-settled SAR that were not issued upon its net settlement, and shares withheld to pay withholding taxes on RSUs or other full-value awards.

What kind of awards will the administrator be able to grant under the Plan?

Stock Options and SARs. The 2023 Plan permits the grant of stock options, which may be either nonqualified stock options or incentive stock options, and SARs. The exercise price per share subject to each option and SAR may not be less than the fair market value per share on the date of grant, and the maximum term for stock options and SARs will be ten years. The administrator will establish the vesting schedule and the method for paying the exercise price of these awards. Unless otherwise specified by the administrator or as otherwise directed by a participant in writing to the company, vested options and SARs with an exercise price per share that is less than the fair market value of the underlying share as of the last day of their respective terms will be automatically exercised on the last day of the term. Stock options and SARs may not be amended to reduce the exercise price, cancelled in exchange for cash or another award with a lower (or no) exercise price if underwater, or otherwise modified in a manner that is treated as a repricing under accounting standards.

Restricted Stock and RSUs. The 2023 Plan permits the grant of restricted stock and RSUs. The administrator will establish the applicable restrictions and vesting schedule of these awards. Recipients of restricted stock will have voting rights and will have the right to receive dividends, but such dividends will generally be paid out only to the extent the restricted stock vests. Recipients of RSUs generally will have no voting or dividend rights prior to settlement unless dividend equivalents are granted along with the RSUs. Any such dividend equivalents will be subject to the same vesting conditions as the RSUs to which they relate.

Other Stock or Cash-Based Awards. The administrator may grant other stock or cash-based awards under the 2023 Plan, including awards entitling a holder to receive shares or cash to be delivered immediately or in the future, including cash payments, cash bonus awards, stock payments, stock bonus awards, incentive awards, deferred stock, deferred stock units, retainers, committee fees and meeting-based fees, under such terms as it determines. Any dividend equivalents granted in connection with other stock or cash-based awards will be subject to the same vesting conditions as the awards to which they relate.

Will awards under the 2023 Plan be transferable?

In general, awards under the 2023 Plan are not transferable other than by will or the laws of descent and distribution or, with the administrator's consent, pursuant to a domestic relations order.

Will awards under the 2023 Plan be subject to a clawback policy?

Awards granted under the 2023 Plan are subject to the company's clawback policy, as well as any clawback policy adopted in the future. For the terms of the company's current clawback policy, see "Clawback policy" on **page 63**.

Will any awards under the 2023 Plan be subject to performance goals?

The period during which the right to vest or exercise in an award under the 2023 Plan may be based on the attainment of any performance criteria (including personal or company performance), as determined by the administrator.

Does the 2023 Plan include limits on director compensation?

The 2023 Plan provides for an annual limit on equity and cash compensation provided to non-employee directors for their service on our Board of $900,000, including cash compensation provided outside of the 2023 Plan.

What adjustments will the administrator be permitted to make under the 2023 Plan?

Anti-Dilution Adjustments. In the event of certain corporate transactions affecting Cognizant's outstanding common stock – such as a stock dividend, stock split, combination or exchange of shares, merger, consolidation or other distribution of the company's assets to shareholders (other than normal cash dividends) – the administrator may make adjustments as it deems appropriate to prevent dilution or enlargement of benefits under the 2023 Plan. This could include changes to the number and type of shares to be issued under the 2023 Plan and outstanding awards, the exercise price of outstanding awards, and the manner in which shares subject to full-value awards will be counted. If such an event constitutes an "equity restructuring" for purposes of applicable accounting guidance, certain adjustments will be mandatory.

Corporate Events and Change in Control. In the case of any event described under "Anti-Dilution Adjustments" above or any unusual or nonrecurring transactions or events affecting the company or any subsidiary or the financial statements of the company or any subsidiary, or of changes in applicable law or applicable accounting standards, the administrator may take any of the following actions with respect to any award to prevent dilution or enlargement of plan benefits, to facilitate such events or to give effect to changes in law or accounting standards:

- Terminate the award for a cash payment with a value equal to the amount that would have been attained upon the exercise of the award or the realization of the holder's rights;

- Provide that the award may be assumed by the successor or survivor corporation or substituted for by similar awards, with appropriate adjustments;
- Adjust the number and type of shares subject to the award or the terms and conditions of the award;
- Provide that the award will be exercisable or payable or fully vested;
- Replace the award with other rights or property;
- Provide that the award cannot vest, be exercised or become payable after the event; or
- Refuse to permit the exercise of any award during a limited period up to 30 days prior to the event.

The 2023 Plan provides for double-trigger vesting in that if an award continues in effect or is assumed or an equivalent award substituted in connection with a change in control, and a holder incurs a termination of service without "cause" (as defined in the sole discretion of the administrator, or as set forth in the award agreement) upon or within 12 months following the change in control, then the holder will be fully vested in such award.

What will be the duration of the 2023 Plan?

The 2023 Plan will become effective on June 6, 2023 if this proposal is approved. The 2023 Plan will expire on the 10th anniversary of Board approval of the plan, such that no award may be granted under the 2023 Plan after April 17, 2033.

How can the 2023 Plan or awards be amended?

Amendments to the 2023 Plan. The Board may amend, suspend or terminate the 2023 Plan, but will seek shareholder approval of any amendment that would:

- Increase the number of authorized shares under the 2023 Plan (except in connection with anti-dilution adjustments as discussed above);
- Permit underwater stock options or SARs to be repriced, replaced or exchanged; or
- Require stockholder approval under applicable law.

Amendments to Awards. The administrator may amend, modify or terminate any outstanding award.

No amendment, suspension or termination of the 2023 Plan or amendment of any award may materially and adversely affect the rights or obligations of a holder without his or her consent.

Summary of U.S. Federal Income Tax Consequences

The following summary of tax consequences to Cognizant and participants under the 2023 Plan is intended to be used solely by shareholders in considering how to vote on this proposal and not as tax guidance to participants in the 2023 Plan. It relates only to federal income tax and does not address state, local or foreign income tax rules or other U.S. tax provisions, such as estate or gift taxes. Different tax rules may apply to specific participants and transactions under the 2023 Plan, particularly in jurisdictions outside the United States. In addition, this summary is as of the date of this proxy statement; federal income tax laws and regulations are frequently revised and may be changed again at any time. Therefore, each recipient is urged to consult a tax advisor before exercising any award or before disposing of any shares acquired under the 2023 Plan.

Stock Options and SARs

The grant of an option or SAR will create no tax consequences for the participant or the company. A participant will have no taxable income upon exercise of an incentive stock option, except that the alternative minimum tax may apply. Upon exercise of an option other than an incentive stock option, a participant generally must recognize ordinary income equal to the fair market value of the shares acquired minus the exercise price. When disposing of shares acquired by exercise of an incentive stock option before the end of the applicable incentive stock option holding periods, the participant generally must recognize ordinary income equal to the lesser of (i) the fair market value of the shares at the date of exercise minus the exercise price and (ii) the amount realized upon the disposition of the shares minus the exercise price. Otherwise, a participant's disposition of shares acquired upon the exercise of an option (including an incentive stock option for which the incentive stock option holding periods are met) generally will result in only capital gain or loss.

Other Awards

Other awards under the 2023 Plan generally will result in ordinary income to the participant at the later of the time of delivery of cash, shares, or other awards, or the time that either the risk of forfeiture or restriction on transferability lapses on previously delivered cash, shares or other awards.

Section 409A

Certain types of awards under the 2023 Plan may constitute, or provide for, a deferral of compensation subject to Section 409A of the Code ("Section 409A"). Unless certain requirements set forth in Section 409A are complied with, holders of such awards may be taxed earlier than would otherwise be the case (e.g., at the time of vesting instead of the time of payment) and may be subject to an additional 20% penalty tax (and, potentially, certain interest penalties). To the extent applicable, the 2023 Plan and awards granted under the 2023 Plan will be structured and interpreted in a manner that is intended to be exempt from or comply with Section 409A and the Department of Treasury regulations and other interpretive guidance that may be issued under Section 409A. In the event the administrator determines that any award may be subject to Section 409A, the administrator may (but is not obligated to), without a holder's consent, adopt amendments to the 2023 Plan and applicable award agreements or adopt policies and procedures that the administrator determines are necessary or appropriate to exempt the applicable awards from Section 409A or to comply with the requirements of Section 409A.

Company Deduction

Except as discussed below, the company is generally entitled to a tax deduction equal to the amount recognized as ordinary income by the participant in connection with options, SARs or other awards, but not for amounts the participant recognizes as capital gain. Thus, the company will not be entitled to any tax deduction with respect to an incentive stock option if the participant holds the shares for the incentive stock option holding periods.

Deductibility of Executive Compensation

Section 162(m) of the Code limits the deductibility for federal income tax purposes of certain compensation paid to any "covered employee" in excess of $1 million. For purposes of Section 162(m), the term "covered employee" includes any individual who serves as chief executive officer, chief financial officer or one of the other three most highly compensated executive officers for 2017 or any subsequent calendar year. It is expected that compensation deductions for any covered employee with respect to awards under the 2023 Plan will be subject to the $1 million annual deduction limitation. The administrator may grant awards under the 2023 Plan or otherwise that are or may become non-deductible when it believes doing so is in the best interests of the company and our shareholders.

Impact of Section 280G Deduction Limitation

Our ability to obtain a deduction for payments under the 2023 Plan could also be limited by the golden parachute rules of IRC Section 280G, which prevents the deductibility of certain excess parachute payments made in connection with a change in control of a company.

New Plan Benefits

The selection of participants who will receive awards under the 2023 Plan and the size and types of awards will be determined by the administrator in its discretion. Therefore, the amount of any future awards under the 2023 Plan is not yet determinable and it is not possible to predict the benefits or amounts that will be received by, or allocated to, particular individuals or groups of employees.

Amendment to 2004 Employee Stock Purchase Plan



Proposal 5: Approval of amendment to the 2004 Employee Stock Purchase Plan

The Board unanimously recommends a vote FOR the approval of an amendment to the Cognizant Technology Solutions Corporation 2004 Employee Stock Purchase Plan (as amended and restated effective as of January 1, 2022).

What are you voting on?

We are asking shareholders to approve an amendment (the "Amendment") to the Cognizant Technology Solutions Corporation 2004 Employee Stock Purchase Plan, as amended and restated effective as of January 1, 2022 (the "ESPP" and as amended by the Amendment, the "Amended ESPP"), which provides for an increase in the number of shares of common stock reserved for issuance to and purchase by participants under the ESPP, so that the company has enough shares of common stock available for purchase to continue the ESPP. The main purposes of the ESPP are to:

- Provide a means whereby eligible employees may purchase shares of common stock through payroll deductions;
- Provide a further incentive for employees to promote our best interests; and
- Encourage stock ownership by employees in order to participate in our economic progress.

If our shareholders do not approve this proposal, then the Amendment to the ESPP will not take effect, the number of shares of common stock reserved for issuance under the ESPP will not be increased and the ESPP will continue in full force and effect in accordance with its terms until its remaining share reserve is depleted.

Overview

The ESPP was most recently approved by our shareholders in 2018. On April 17, 2023, the Board adopted and approved the Amendment, subject to shareholder approval.

The Amendment increases the number of shares of common stock reserved for issuance from 40,000,000 shares under the ESPP to 50,000,000 shares under the Amended ESPP, resulting in approximately 12,600,000 shares available for issuance under the ESPP (the additional 10,000,000 shares plus approximately 2,600,000 shares remaining from the original 40,000,000 shares reserved for issuance), which 12,600,000 shares represents approximately 2.5% of total share of our common stock outstanding (undiluted) as of the record date, April 10, 2023. The Board believes that the Amended ESPP will encourage additional employee stock ownership and thereby continuing to align the interests of employees with long-term shareholders. Shareholders are urged to read the Amended ESPP in its entirety, which is attached to this proxy statement as Appendix B.

Rationale for share increase

In approving the Amendment and the increase of 10,000,000 shares available for issuance under the Amended ESPP, the Board considered the following:

- **ESPP share supply nearly exhausted.** If we do not increase the shares available for issuance under the ESPP, then, based on historical usage rates of shares under the ESPP, we would expect to exhaust the currently available shares during early 2024, at which time we would lose an important compensation tool that is aligned with shareholder interests and aids in attracting, motivating and retaining highly qualified talent.

- **Approximately 5-year share supply being requested.** Based on historical usage, we estimate that the additional shares reserved for issuance pursuant to the Amendment would be sufficient for approximately five years, assuming participation remains at our historical levels and share prices remain consistent, as reflected in our 3-year average burn rate and the length of time our last share increase in 2018 lasted. However, the share reserve under the Amendment could last for a longer or shorter period of time, depending on our future share prices and levels of participation in the plan, which we cannot predict with any degree of certainty at this time.

- **Increase represents approximately 2% of shares outstanding.** The total aggregate equity value of the additional 10,000,000 authorized shares being requested under the Amendment, based on the closing price of our common stock on March 31, 2023, is $609.3 million. Such shares represent 2% of our total shares outstanding as of the record date.

In light of the factors described above, and the fact that the ability to continue to offer the benefit of participating in an employee stock purchase plan is vital to our ability to continue to attract and retain employees in the competitive labor markets in which we compete, the Board has determined that the size of the share reserve pursuant to the Amendment is reasonable and appropriate at this time.

Frequently asked questions about the Amended ESPP

The following is a summary of the principal features of the Amended ESPP. The following summary does not purport to be a complete description of all provisions of the Amended ESPP and is qualified in its entirety by the complete text of the Amended ESPP, which is attached to this proxy statement as Appendix B. The Amended ESPP is intended to qualify as an "employee stock purchase plan" under Section 423 of the IRC.

Who will be eligible to participate in the Amended ESPP?

All employees of Cognizant and its designated subsidiaries, other than those whose customary employment is 20 hours or less per week or no more than five months per calendar year or who own more than 5% of the total combined voting power or value of all classes of our stock, will continue to be eligible to participate in the Amended ESPP. As of March 31, 2023, this represents approximately 33,400 persons (approximately 6 executive officers located in the U.S. and approximately 33,400 other employees) at Cognizant and its U.S. subsidiaries.

Who will administer the Amended ESPP?

The Amended ESPP will continue to be administered by the Compensation Committee, an independent committee of the Board. The Compensation Committee will have the authority to make rules and regulations for the administration of the Amended ESPP, and will have the full discretionary authority to construe, interpret and apply the terms of the Amended ESPP.

How many shares will be available for purchase under the Amended ESPP?

If the Company's shareholders approve the Amendment, the maximum number of shares of the company's common stock that may be purchased under the Amended ESPP will increase from 40,000,000 to 50,000,000 (subject to any adjustment as described below). The shares issuable under the Amended ESPP may be made available from authorized but unissued shares of our common stock or from shares of common stock reacquired by us. Shares subject to any purchase right (or portion thereof) that terminates unexercised may again be granted under the Amended ESPP.

How do eligible employees purchase shares under the Amended ESPP?

Purchase Periods. The ESPP currently operates in consecutive quarterly periods referred to as "purchase periods." Eligible employees may designate in advance of specified and successive purchase periods a percentage of compensation to be withheld from their pay and applied toward the purchase of shares of our common stock. Unless otherwise determined by the Compensation Committee, each purchase period will have a duration of three months, and will begin on the first business day of each calendar quarter (e.g., the first business day of January, April, July and October of each year) and end on the last business day of each calendar quarter (e.g., the last business day of March, June, September and December of each year).

Purchase Rights. Each eligible employee will be granted a right to purchase a number of shares of our common stock under the Amended ESPP on the first day of each purchase period. Unless otherwise determined by the Compensation Committee, each purchase right covers shares of our common stock with an aggregate fair market value of up to $25,000 (as determined on the first day of the purchase period).

What is the purchase price per share of common stock under the Amended ESPP?

The purchase price per share of the common stock sold under the Amended ESPP for any purchase period will be equal to 95% of the fair market value of a share of common stock on the last trading day of such purchase period.

The fair market value of a share of common stock as of any date will equal the closing sales price of the common stock on such date as reported by the principal exchange on which such stock is listed and traded, or in the event there is no closing sales price on such date, the closing sales price on the last preceding date on which such a closing sales price exists. As of March 31, 2023, the fair market value per share of our common stock was $60.93.

How are payroll deductions made and applied under the Amended ESPP?

In order to purchase shares pursuant to the Amended ESPP, an eligible employee must enroll through our online enrollment system in advance of the first day of the purchase period. By doing so, the employee becomes a participant in the Amended ESPP. In connection with his or her enrollment, each eligible employee authorizes contributions to the Amended ESPP through regular payroll deductions, effective as of the first day of the relevant purchase period. A participant authorizes payroll deductions from his or her cash W-2 compensation, as defined in the Amended ESPP, for each payroll period, as a specified whole percentage of such compensation, not less than 1% and not more than 15%. The amount of payroll deduction must be established at the beginning of a purchase period and may not be altered; however, if the participant withdraws prior to the last day of the purchase period by filing a notice of withdrawal or incurs a termination of service during the purchase period, then his or her payroll deductions will automatically cease and the entire amount credited to the participant under the Amended ESPP will be refunded. The payroll deductions authorized by a participant are credited to a book account maintained for the participant.

Any accumulated payroll deductions for a purchase period will automatically be applied to purchase shares of common stock on the last day of such purchase period to the purchase of the greatest number of whole shares of common stock that can be purchased with such participant's account at the purchase price in effect for that purchase date. Any balance remaining in a participant's book account at the end of a purchase period (not in excess of the purchase price of one share of common stock) will be carried forward into the participant's account for the following purchase period.

If, as of any one purchase date, the aggregate funds available for the purchase of shares of common stock would result in a purchase of shares in excess of the maximum number of shares then available for purchase under the Amended ESPP, then the number of shares which would otherwise be purchased by each participant on the purchase date will be reduced pro rata based on the payroll deductions accumulated for each participant and the remaining balance of each participant's account will be refunded to such participant.

Are there any limitations on the number of shares that can be purchased by a participant under the Amended ESPP?

The Amended ESPP imposes certain limitations upon a participant's rights to acquire shares of common stock under the Amended ESPP, including the following limitations:

- **Annual Limitation.** Purchase rights granted to a participant may not permit such individual to purchase more than $25,000 worth of our common stock (valued at the time each purchase right is granted) for each calendar year under the Amended ESPP, together with all other employee stock purchase plans of the company and its subsidiaries and, if as of last day of a purchase period the foregoing limitation is applicable to such purchase period, the balance remaining credited to the participant's account in excess of such limitation after the purchase of the applicable number of shares of our common stock (if any) on such date will be refunded to the participant.

- **Limitation for Significant Shareholders.** If a participant would be deemed to own stock possessing more than 5% of the total combined voting power or value of all classes of our stock under Section 423(b)(3) of the IRC as of the first day of any purchase period (taking into account any shares the participant would be entitled to purchase during such purchase period), then the maximum number of shares that he or she will be entitled to purchase will be reduced to a number of shares that, when combined with the number of shares such participant is deemed to own, is one share less than 5% of the total combined voting power or value of all classes of our stock.

How do participants cease participating in the Amended ESPP?

A participant may withdraw from the Amended ESPP at any time prior to the next scheduled purchase date by filing a notice of withdrawal, and his or her accumulated payroll deductions or other permitted contributions for the purchase period will be refunded.

A participant's purchase right will immediately terminate upon his or her cessation of employment for any reason other than retirement on or after attaining age 55. Any payroll deductions that a participant has made for the purchase period in which such cessation of employment occurs will be refunded and will not be applied to the purchase of common stock. Upon a participant's retirement on or after attaining age 55, his or her accumulated payroll deductions will either, at the participant's election, be refunded immediately or applied to the purchase of shares of our common stock on the next scheduled purchase date.

Can a participant transfer his or her shares?

A participant's rights with respect to purchase of shares under the Amended ESPP may not be transferred and any attempts by a participant to transfer his or her right to purchase shares under the Amended ESPP shall be deemed by the company to be a request for withdrawal from the ESPP.

Can adjustments be made to the number and types of shares of common stock available under the ESPP?

Upon the occurrence of any dividend or other distribution, reorganization, merger, consolidation, combination, exchange, liquidation, dissolution or other similar significant corporate transaction or event that, in the determination of the Compensation Committee, affects the company's common stock, the Compensation Committee will make equitable adjustments to reflect such change with respect to the number and type of shares that may be issued under the Amended ESPP, the number and type of shares subject to outstanding rights, and the purchase price with respect to any outstanding rights. In addition, the Compensation Committee may provide for (i) either the replacement or termination of outstanding rights in exchange for cash, (ii) the assumption or substitution of outstanding rights by the successor or survivor corporation or parent or subsidiary thereof, if any, (iii) the adjustment in the number and type of shares subject to outstanding rights, (iv) the use of participants' accumulated payroll deductions to purchase stock on a new purchase date prior to the next purchase date and termination of any rights under ongoing offering periods, or (v) the termination of all outstanding rights.

How long will the Amended ESPP remain in effect and under what circumstances may it be amended?

The term of the Amended ESPP will continue in effect until all shares reserved for issuance have been granted to participants, unless terminated earlier by the Board.

The Board may terminate the Amended ESPP at any time, which termination will be effective as of the next succeeding purchase date. In addition, the Board may, without the consent of the participants, amend the Amended ESPP at any time, provided that no such action will adversely affect outstanding purchase rights granted under the Amended ESPP, and provided further that no such action by the Board, without approval of the company's shareholders, may: (i) increase the total number, or change the type, of shares of common stock available for issuance under the Plan; (ii) change the corporations or classes of corporations the employees of which may be granted rights under the Amended ESPP; or (iii) change the Amended ESPP in any manner that would cause the Amended ESPP to no longer be an "employee stock purchase plan" within the meaning of Section 423(b) of the IRC.

Summary of U.S. Federal income tax consequences

The following summary of tax consequences to Cognizant and to Amended ESPP participants is intended to be used solely by shareholders in considering how to vote on this proposal and not as tax guidance to participants in the Amended ESPP. It relates only to federal income tax and does not address state, local or foreign income tax rules or other U.S. tax provisions, such as estate or gift taxes. Different tax rules may apply to specific participants and transactions under the Amended ESPP, particularly in jurisdictions outside the United States. In addition, this summary is as of the date of this proxy statement; federal income tax laws and regulations are frequently revised and may be changed again at any time. Therefore, each recipient is urged to consult a tax advisor before participating in the Amended ESPP or before disposing of any shares acquired under the Amended ESPP.

The following generally summarizes the U.S. federal income tax consequences that will arise with respect to participation in the ESPP and the purchase and sale of common stock under the Amended ESPP. The Amended ESPP is intended to qualify as an "employee stock purchase plan" within the meaning of Section 423 of the IRC. Under a plan that so qualifies, no taxable income will be recognized by a participant, and no deductions will be allowable to us, upon either the grant or the exercise of the purchase rights. However, taxable income will be recognized by a participant in the year in which there is a sale or other disposition of the purchased shares or in the event the participant dies while owning the purchased shares.

Disposition of shares following the Holding Period

If the purchased shares are not disposed of within two years after the date on which the company granted the purchase right or within one year after the date on which a participant purchased the shares (such period, the "Holding Period"), or if the participant dies while owning the purchased shares, the participant will be taxed in the year in which he or she disposes of the shares, or the year in which the participant's death occurs, as applicable. The participant will recognize ordinary income on an amount equal to the lesser of: (i) the excess, if any, of the fair market value of the purchased shares on the date on which he or she disposed of such shares or the date on which he or she died, as applicable, over the amount paid for the purchased shares, and (ii) the excess of the fair market value of the purchased shares on the date the company granted the purchase right over the purchase price, determined assuming that the purchase right was exercised on the date granted. The participant will recognize as capital gain any further gain realized by him or her when he or she disposes of the purchased shares (after increasing the tax basis in these shares by the amount of ordinary income realized as described above).

Disposition of shares during the Holding Period

If a participant disposes of the purchased shares before the Holding Period expires, the participant will be taxed in the year in which he or she disposes of such shares. The participant will recognize ordinary income, reportable for the year of the disposition of such shares, to the extent of the excess of the fair market value of such shares on the date on which the purchase right was exercised, over the purchase price for such shares. The participant will recognize as capital gain any further gain realized by him or her upon the disposition of the shares (after increasing the tax basis in these shares by the amount of ordinary income realized as described above).

If a participant disposes of the purchased shares before the Holding Period expires and the amount realized is less than the fair market value of the shares at the time of exercise, the participant will be taxed in the year in which he or she disposes of such shares. The participant will recognize ordinary income to the extent of the excess of the fair market value of such shares on the date on which the purchase right is exercised, over the purchase price for such shares. The participant will recognize a capital loss to the extent the fair market value of such shares on the exercise date exceeds the amount realized on the sale.

Company deduction

The company is generally entitled to a tax deduction equal to the amount recognized as ordinary income by the participant in connection with the Amended ESPP, but not for amounts the participant recognizes as capital gain.

New Plan Benefits

The benefits that will be received by or allocated to eligible employees under the Amended ESPP cannot be determined at this time because the amount of payroll deductions contributed to purchase shares of our common stock under the Amended ESPP (subject to the limitations discussed above) is entirely within the discretion of each participant.

ESPP Purchases

The following table sets forth the number of shares purchased under the ESPP from 2004 (the year in which the ESPP was first adopted) through 2022 by our named executive officers and the specified groups set forth below. No relative or spouse living in the same householder as any director, director nominee or executive officer has purchased shares under the ESPP, and no participant has received 5% of the shares purchased under the ESPP.

Name	Number of shares purchased
Named executive officers	
Brian Humphries	—
Jan Siegmund	592
Surya Gummadi	5,135
Ganesh Ayyar	—
John Kim	995
Gregory Hyttenrauch	—
Ursula Morgenstern	—
All current executive officers as a group (8)	*26,560*
All current directors who are not executive officers as a group (13)	*—*
Director nominees	*—*
All employees, including all current officers who are not executive officers, as a group	*37,350,009*

Audit matters



Proposal 6: Ratification of appointment of independent registered public accounting firm

The Board unanimously recommends a vote FOR the ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2023.

What are you voting on?

Our Audit Committee has appointed PricewaterhouseCoopers LLP ("PwC") as the independent registered public accounting firm to audit our Consolidated Financial Statements and our internal control over financial reporting for 2023. We are asking our shareholders to ratify this appointment of PwC. Although ratification is not required by our by-laws or otherwise, the Board values the opinions of our shareholders and believes that shareholder ratification of the Audit Committee's selection is a good corporate governance practice. If the selection is not ratified, the Audit Committee will take this fact into consideration in determining whether it is appropriate to select another independent auditor for 2023 or future years. Even if the selection is ratified, the Audit Committee may select a different independent auditor at any time during the year if it determines that this would be in the best interests of the company and its shareholders.

Independent auditor

Review and engagement

The Audit Committee is directly responsible for the appointment, compensation (including negotiation and approval of the audit fees), retention and oversight of the independent registered public accounting firm that audits our financial statements and our internal control over financial reporting. The Audit Committee and its Chair are directly involved in the selection of the lead audit partner at the start of each rotation.

To ensure continuing audit independence:

- the audit committee periodically considers whether there should be a change of the accounting firm that is retained, and considers the advisability and potential impact of selecting a different accounting firm;
- the accounting firm, any covered person in the firm and any of their immediate family members are not permitted to have any direct or material indirect financial interest in or any connection with us in any capacity other than as our auditors, providing audit and permissible non-audit related services; and
- In accordance with SEC rules and PwC policies, audit partners are subject to rotation requirements to limit the number of consecutive years an individual partner may provide services to our company. For lead audit partners and quality review partners, the maximum number of consecutive years of service in that capacity is five years.

The members of the Audit Committee and the Board believe that the continued retention of PwC to serve as the company's independent registered public accounting firm is in the best interests of the company and its shareholders.

Annual meeting attendance

We expect PwC representatives to attend the annual meeting. They will have an opportunity to make a statement if they wish and are expected to be available to respond to appropriate questions from shareholders.

Pre-approval policy and procedures

The Audit Committee has adopted a policy that generally provides that we will not engage our independent registered public accounting firm to render audit or non-audit services unless the service is specifically approved in advance by the Audit Committee or the engagement is entered into pursuant to one of the pre-approval procedures described below. From time to time, the Audit Committee may pre-approve specified types of services that are expected to be provided to us by our independent registered public accounting firm during the next 12 months. Any such pre-approval is detailed as to the particular service or type of services to be provided. The Audit Committee has also delegated to its Chair the authority to approve any audit or non-audit services to be provided to us by our independent registered public accounting firm. Any such approval of services pursuant to this delegated authority is reported on at the next Audit Committee meeting. During 2021 and 2022, the Audit Committee approved all services provided to us by PwC that are subject to the pre-approval procedures in accordance with our pre-approval policy.

Auditor fees

The following table summarizes the fees of PwC, our independent registered public accounting firm, for each of the last two fiscal years.

Fee Category	2021	2022
Audit Fees	$5,535,700	$6,127,100
Audit-Related Fees	4,069,400	6,053,500
Tax Fees	1,605,300	1,153,400
All Other Fees	475,900	321,600
Total	**$11,686,300**	**$13,655,600**

Audit Fees. Audit fees consist of fees for the audit of our Consolidated Financial Statements (including internal controls over financial reporting), the review of our interim quarterly financial statements, and other professional services provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees. Audit-related fees consist of fees for assurance and related services that are reasonably related to the performance of the audit and are not reported under "Audit Fees", including independent assessments for service organization control reports and acquisition financial due diligence services.

Tax Fees. Tax fees comprise fees for a variety of permissible services relating to tax compliance, tax planning and tax advice. These services include assistance in complying with local transfer pricing requirements, assistance with local tax audits and assessments, withholding tax and indirect tax matters, preparation and filing of local tax returns, and technical advice relating to local and international tax matters.

All Other Fees. All other fees consist of fees not reported under the categories above and primarily include assessment of non-financial metrics and documentation, accounting research software and ESG reporting.

Audit Committee report

The Audit Committee has furnished the report set forth below.

To the Board of Directors of Cognizant Technology Solutions Corporation:

The Audit Committee of the Board acts under a written charter, which is available in the "Corporate Governance" section of the "About Cognizant" page of the company's website located at www.cognizant.com. The members of the Audit Committee are independent directors, as defined in its charter and the rules of The Nasdaq Stock Market LLC. The Audit Committee held 13 meetings during 2022. Management is responsible for establishing and maintaining adequate internal control over financial reporting. The company's independent registered public accounting firm ("auditor") is responsible for performing an independent integrated audit of the company's annual financial statements and management's assessment of the effectiveness of the company's internal control over financial reporting. The Audit Committee is responsible for providing independent, objective oversight of these processes.

The Audit Committee has reviewed the company's audited financial statements for the fiscal year ended December 31, 2022 and has discussed these financial statements with management and the company's auditor. The Audit Committee has also received from, and discussed with, the company's auditor various communications that such auditor is required to provide to the Audit Committee, including the matters required to be discussed by, as may be modified or supplemented by, the PCAOB and the SEC. The company's auditor also provided the Audit Committee with written disclosures and the letter from the auditor required by the applicable requirements of the PCAOB regarding the auditor's communications with the Audit Committee concerning independence. In addition, the Audit Committee discussed with the auditor its independence from the company. The Audit Committee also considered whether the auditor's provision of certain other non-audit related services to the company is compatible with maintaining such firm's independence.

Based on its discussions with management and the auditor, and its review of the representations and information provided by management and the auditor, the Audit Committee recommended to the Board that the audited financial statements be included in the company's Annual Report on Form 10-K for the fiscal year ended December 31, 2022.

By the Audit Committee of the Board of Directors of Cognizant Technology Solutions Corporation

       

ERIC BRANDERIZ Appointed March 2023   **MAUREEN BREAKIRON-EVANS**   **ARCHANA DESKUS**   **JOHN DINEEN**   **LEO S. MACKAY, JR.**   **STEPHEN J. ROHLEDER**   **JOSEPH M. VELLI**   **SANDRA S. WIJNBERG**

Shareholder proposals



Proposal 7: Fair elections

Proposal 7: The Board unanimously recommends a vote AGAINST this proposal for the reasons discussed in the Board's statement of opposition below.

What are you voting on?

The shareholder proposal will be voted on at the annual meeting only if properly presented by or on behalf of the shareholder proponent.

Shareholder proposal for the 2023 annual meeting

The company has been advised that James McRitchie, 9295 Yorkship Court, Elk Grove, CA 95758, beneficial owner of 100 shares of the company's common stock, intends to submit the proposal set forth below at the annual meeting.



Proposal 7 – Fair elections

Resolved

James McRitchie and other shareholders request that directors of Cognizant Technology Solutions Corporation ("Company") amend its bylaws to include the following language:

Shareholder approval is required for any advance notice bylaw amendments that:

1. require the nomination of candidates more than 90 days before the annual meeting,

2. impose new disclosure requirements for director nominees, including disclosures related to past and future plans, or

3. require nominating shareholders to disclose limited partners or business associates, except to the extent such investors own more than 5% of the Company's shares.

Supporting Statement

Under SEC Rule 14a-19, the universal proxy card must include all director nominees presented by management and shareholders for election.[1] Although the Rule implies each side's nominees must be grouped together and clearly identified as such, in a fair and impartial manner, most rules for director elections are set in company bylaws.

For Rule 14a-19 to be implemented equitably, boards must not undertake bylaw amendments that deter legitimate efforts by shareholders to submit nominees. The bylaw amendments set forth in the proposed resolution would presumptively deter legitimate use of Rule 14a-19 by deterring legitimate efforts by shareholders to seek board representation through a proxy contest.

The power to amend bylaws is shared by directors and shareholders. Although directors have the power to adopt bylaw amendments, shareholders have the power to check that authority by repealing board-adopted bylaws. Directors should not amend the bylaws in ways that inequitably restrict shareholders' right to nominate directors. This resolution simply asks the board to commit not to amend the bylaws to deter legitimate efforts to seek board representation, without submitting such amendments to shareholders. We urge the Board not to further amend its advance notice bylaws until shareholders have at least voted on this proposal.

Bloomberg's Matt Levine speculates bylaws might require disclosure submissions "on paper woven from unicorns' manes,"[2] with requirements waived for the board's nominees. While Mr. Levine depicts humorous and exaggerated possibilities, some companies are adopting amendments clearly designed to discourage fair elections.

Directors of at least one company (Masimo Corp.) recently adopted bylaw amendments that could deter legitimate efforts by shareholders to seek board representation through a proxy contest. Masimo's advance notice bylaws "resemble the 'nuclear option' and offers a case study in how rational governance devices can become unduly weaponized, writes Lawrence Cunningham.[3] Directors of other companies are considering similar proposals.

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1 https://www.ecfr.gov/current/title-17/chapter-II/part-240/section-240.14a-19
2 https://www.bloomberg.com/opinion/articles/2022-10-27/credit-suisse-gives-first-boston-gets-a-secondchance?sref=a7KhiWzs
3 https://corpgov.law.harvard.edu/2022/10/23/the-hottest-front-in-the-takeover-battles-advance-noticebylaws/

To ensure shareholders can vote on any proposal that would impose inequitable restrictions, we urge a vote FOR Fair Elections.


To Enhance Shareholder Value, Vote FOR

Fair Elections – Proposal 7


The Board's statement of opposition

- **Our existing corporate governance policies and practices already promote Board accountability and responsiveness to shareholders**
- **The process requested by the proposal represents a significant departure from the customary processes under which the Board may amend our by-laws**

Our Certificate of Incorporation gives broad authority to the Board to adopt, amend or repeal our by-laws without shareholder approval (unless specifically prohibited by an individual by-law), while giving shareholders the same ability to adopt, amend or repeal our by-laws. In the exercise of its fiduciary duties, the Board periodically reviews our by-laws and considers potential updates through a careful and deliberative process, taking into account relevant changes in the Company's circumstances, developments in applicable law and evolving corporate governance best practices. We believe it is appropriate for the Board to retain this flexibility so that it can use its judgment to determine whether, when and in what manner amending our by-laws would be in the best interests of the Company. The by-law amendment sought by the proponent would unduly restrict the Board's flexibility in this regard. More importantly, because the proposal would purport to restrict the Board's authority to make, amend, alter, change, add to or repeal our by-laws, we believe that implementing it would be invalid under our Certificate of Incorporation, in accordance with Delaware law.

Our existing corporate governance policies and practices already promote Board accountability and responsiveness to shareholders with respect to by-law amendments. We have a strong track record of being proactive and engaged in ongoing dialogue with our shareholders throughout the year on a wide range of governance matters. The Board values shareholder discussion and input. When the Board believes a particular action requested by a shareholder is in the best interests of all shareholders, the Board will support that action. For example, following an affirmative shareholder vote at the 2018 annual meeting, the Board amended Cognizant's by-laws to reduce the percentage of outstanding shares required for shareholders to request a special meeting from 25% to 10%. Further, our declassified board structure and majority vote standard for uncontested director elections, together with providing for "proxy access" in our by-laws, pursuant to which shareholders can nominate a director candidate to stand for election and have that nominee included in the Company's proxy materials, and the absence of super majority voting provisions in our Certificate of Incorporation and by-laws, serve as additional mechanisms to promote Board accountability and demonstrate the Board's responsiveness to shareholders.

It is customary for boards of directors to periodically review their companies' by-laws, including their advance notice by-laws, and update them from time to time as appropriate without seeking shareholder approval. We recognize that some companies may have adopted aggressive advance notice by-law provisions in response to the SEC's new "universal proxy card" rules. However, the Board is committed to ensuring that any such future by-law amendment considers shareholder perspectives and includes only provisions it believes to be reasonable and generally consistent with the universal proxy by-law provisions adopted by our peers and many other large companies, and that they reflect the important role that state corporate law has in addressing corporate governance issues. For example, our by-laws currently allow for the submission of director nominations to be presented at an annual meeting to be received not later than the close of business on the 90th day, and no earlier than the 120th day, prior to the anniversary of the preceding year's annual meeting, a practice which we believe to be consistent with the vast majority of our peers.

The shareholder approval process requested by the proposal represents a significant departure from the customary processes under which the Board may amend our by-laws. We believe that shareholder votes of the type requested by the proposal would be highly unusual, inefficient and impractical, given the broad wording of the proposal that could require holding a shareholder vote for any amendment, even if minor or designed to enhance transparency for our shareholders. The Board believes that there are better existing avenues for shareholders to address any concerns raised by the proposal, rather than the unusual and overly restrictive approach requested by the proposal.

For all of these reasons, the Board urges you to vote "No" on this proposal.



Proposal 8: Shareholder ratification of termination pay

Proposal 8: The Board unanimously recommends a vote AGAINST this proposal for the reasons discussed in the Board's statement of opposition below.

What are you voting on?

The shareholder proposal will be voted on at the annual meeting only if properly presented by or on behalf of the shareholder proponent.

Shareholder proposal for the 2023 annual meeting

The company has been advised that John Chevedden, 2215 Nelson Avenue, No. 205, Redondo Beach, CA 90278, beneficial owner of 100 shares of the company's common stock, intends to submit the proposal set forth below at the annual meeting.

Proposal 8 – Shareholder ratification of termination pay



Shareholders request that the Board seek shareholder approval of any senior manager's new or renewed pay package that provides for severance or termination payments with an estimated value exceeding 2.99 times the sum of the executive's base salary plus target short-term bonus.

"Severance or termination payments" include cash, equity or other compensation that is paid out or vests due to a senior executive's termination for any reason. Payments include those provided under employment agreements, severance plans, and change-in-control clauses in long-term equity plans, but not life insurance, pension benefits, or deferred compensation earned and vested prior to termination.

"Estimated total value" includes: lump-sum payments; payments offsetting tax liabilities; perquisites or benefits not vested under a plan generally available to management employees; post-employment consulting fees or office expense; and equity awards if vesting is accelerated, or a performance condition waived, due to termination.

The Board shall retain the option to seek shareholder approval after material terms are agreed upon. This proposal gives management maximum flexibility because it places no limit on termination pay. Elevated termination pay simply needs to be subject to a non binding shareholder vote.

Generous performance-based pay can be okay but shareholder ratification of "golden parachute" severance packages with a total cost exceeding 2.99 times base salary plus target bonus better aligns management pay with shareholder interests.

For instance at one company, that does not have this policy, if the CEO is terminated he could receive $44 million in termination pay – over 10 times his base salary plus short-term bonus. The same person could receive a whopping $124 million in accelerated equity payouts in the event of a change in control, even if he remained employed.

It is in the best interest of Cognizant Technology Solutions shareholders and the morale of CTSH employees to be protected from such lavish management termination packages for one person.

It is important to have this policy in place so that CTSH management stays focused on improving company performance as opposed to seeking a merger mostly to trigger a management golden parachute windfall.

Shareholder Ratification of Excessive Termination Pay, the topic of this proposal, received between 51% and 65% support at:

   AbbVie (ABBV)

   FedEx (FDX)

   Spirit AeroSystems (SPR)

   Alaska Air (ALK)

   Fiserv (FISV)

This proposal is more appropriate at CTSH because Mr. Brian Humphries, CEO, had a $20 million yearly paycheck which was 575-times the median employee pay. Meanwhile CTSH stock is down from $81 in 2018.

Please see Executive Paywatch:

https://aflcio.org/paywatch/highest-paid-ceos

Please vote yes:

Shareholder Ratification of Termination Pay - Proposal 8

The Board's statement of opposition

- **We have recently adopted a policy that caps the amount of any cash severance benefits to our executive officers at 2.99 times annual salary and bonus**
- **The proposed process could severely disadvantage the company's ability to attract and retain qualified senior executives**

We have recently adopted a policy that caps the amount of any cash severance benefits to our executive officers at 2.99 times annual salary and bonus. The Board believes that our policy is more carefully tailored to the company's needs and the interests of shareholders than the broad policy provided for in the proposal and strikes the right balance between shareholder rights and the company's ability to remain competitive in the market for talent. Our policy clearly defines the terms used therein to reduce uncertainty regarding the application of the policy and allows certain reasonable exclusions to the types of compensation subject to the policy, such as payments of salary or bonus amounts that had accrued at the time of termination. You can find a copy of our policy at https://investors.cognizant.com/financials/sec-filings/sec-filings-details/default.aspx?FilingId=16469026_ (as part of a Current Report on Form 8-K filed on March 6, 2023). In contrast, the payments covered by the 2.99x cap in the shareholder proposal include not only cash severance but also the value of outstanding equity awards, the vesting of which may be accelerated upon a severance event. The proposal would potentially trigger a shareholder approval requirement in order for executives to realize the value of these equity awards, which could have the effect of discouraging the use of long-term equity incentive awards and diminish the alignment of shareholder and management interests. However, it is widespread market practice, particularly with regard to highly sought-after executives, that employment agreements or other severance arrangements provide for at least partial vesting of equity awards upon certain types of severance events, and these awards are a fundamental element of our compensation program. For these reasons, we believe that shareholder interests are best served by voting against the proposal so that we can continue to grant equity-based pay with multi-year vesting requirements and remain competitive in attracting and retaining highly qualified employees.

Although his agreement was signed before adoption of our new policy, the severance amounts provided to Mr. Humphries complied with the limits of such policy. His final severance payments also aligned with the severance provisions of his original, unamended 2019 employment agreement for an involuntary termination without cause and with generally applicable company policy.

Requiring shareholder approval of a senior manager's severance arrangement that would provide benefits in excess of the specified cap in the proposal would be impractical and could severely disadvantage the company's ability to attract and retain qualified senior executives. We would lose the ability to be agile and decisive in our recruiting efforts if sign-on packages for any senior manager had to be approved by shareholders, and similar dynamics would exist when developing executive retention packages, particularly in periods of intense labor competition, as our industry is currently experiencing. As a result, we believe that the proposal, if adopted, would severely disadvantage our ability to recruit, retain, and motivate qualified leaders, especially given the potential breadth of "senior manager" employees the proposal would seek to cover across our global organization. Even if severance arrangements could instead be ratified by shareholders after the fact, as the proposal suggests, the possibility of shareholders disapproving the severance arrangement would likely result in the promised severance benefits being viewed by a potential candidate as too uncertain to merit serious consideration. Our Board and Compensation Committee believe that shareholder interests are best protected by providing flexibility to the Compensation Committee, which consists solely of independent directors and oversees all matters regarding compensation of our executive officers, to assess the needs of the company, the competition for talent, the strategic, operational and regulatory complexities of operating a global organization, and other relevant factors in making decisions regarding whether, and how, to offer severance benefits to executive officers and other "senior managers" who may be covered under the proposal.

Our employment agreements with certain senior executives provide for reasonable severance benefits only if such employees are terminated without cause or leave for good reason, or in the event of a change in control. We believe that these severance packages are fair and reasonable in light of market practices for executives of a similar level of experience as our senior executives, the level of dedication and commitment of our senior executives, the contributions our senior executives have made to our growth and financial success and the value we expect to receive from retaining the continued services of our senior executives. In general, our pay-for-performance philosophy informs our executive compensation program, which is designed to align incentives with our corporate strategies and business objectives and to enhance shareholder value by tying a substantial portion of compensation to achieving both short- and long-term performance objectives.

In addition, we hold an annual say-on-pay advisory vote and maintain a strong clawback policy. SEC rules require a separate approval, on an advisory basis, by shareholders of our executive compensation, which includes golden parachute compensation agreements payable to named executive officers in connection with change-in-control transactions. Supplementing this annual vote, we have an ongoing shareholder outreach program, and our Board receives updates on shareholder communications, and maintains a strong clawback policy, which covers incentive compensation received during the past three years and may include any portion of incentive compensation, applicable to all of our NEOs and certain other members of management. See "Clawback policy" on **page 63**. We believe these practices, along with the annual say-on-pay votes, are the most effective methods of protecting shareholder interests and providing shareholders with a voice on our executive compensation program.

Requiring additional shareholder approval of specific elements of our compensation program is unlikely to provide shareholders with more effective input and, as discussed above, carries the risk of jeopardizing our ability to attract and retain highly qualified candidates.

For all of these reasons, the Board urges you to vote "No" on this proposal.

Shareholder proposals and nominees for the 2024 annual meeting

	Rule 14a-8 Shareholder Proposals	Director Nominees Via Proxy Access	Other Proposals or Director Nominees
Description	SEC rules permit shareholders to submit proposals for inclusion in our proxy statement if the shareholder and the proposal meet the requirements specified in Rule 14a-8 under the Exchange Act ("Rule 14a-8").	Our by-laws permit a group of shareholders who have owned a significant amount of the company's common stock (at least 3%) for a significant amount of time (at least three years) to submit director nominees (up to 25% of the Board and in any event not less than two directors) for inclusion in our proxy statement if the shareholder(s) and the nominee(s) satisfy the requirements specified in our by-laws.	Our by-laws require that any shareholder proposal, including a director nomination, that is not submitted for inclusion in next year's proxy statement (either under Rule 14a-8 or our proxy access by-laws), but is instead sought to be presented directly at such meeting, must be received by our Secretary in writing not earlier than the close of business on the 120th day and not later than the close of business on the 90th day prior to the anniversary of the preceding year's annual meeting. In addition, shareholders who intend to solicit proxies in support of director nominees other than the company's nominees must comply with the requirements of SEC Rule 14a-19.
When	Any shareholder proposals submitted in accordance with Rule 14a-8 must be received at our principal executive offices **no later than the close of business on December 23, 2023.**	Notice of director nominees under these by-law provisions must be received **no earlier than November 23, 2023 and no later than the close of business on December 23, 2023.** In the event that the date of the 2023 annual meeting is more than 30 days before or more than 70 days after June 6, 2024, then our Secretary must receive such written notice not earlier than the close of business on the 150th day prior to the 2024 annual meeting and not later than the close of business on the later of the 120th day prior to the 2024 annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by the company.	Shareholder proposals or director nominations submitted under these by-law provisions must be received **no earlier than the close of business on February 7, 2024 and no later than the close of business on March 8, 2024.** In the event that the date of the 2024 annual meeting is more than 30 days before or more than 70 days after June 6, 2024, then our Secretary must receive any such proposal not earlier than the close of business on the 120th day prior to the 2024 annual meeting and not later than the close of business of the later of the 90th day prior to the 2024 annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by the company. **The information required by SEC Rule 14a-19 must be provided no later than April 8, 2024.** In the event that the date of the 2024 annual meeting is more than 30 calendar days from the previous year, then the Rule 14a-19 notice must be provided by the later of 60 calendar days prior to the date of the annual meeting or the 10th calendar day following the date on which public announcement of the date of such meeting is first made by the company.
What	Proposals must conform to and include the information required by Rule 14a-8.	Notice or proposal must include the information required by our by-laws, a copy of which is available on our website or upon request to our Secretary. See "Helpful resources" on **page 129**.	Notice must include the information required by our by-laws, a copy of which is available on our website or upon request to our Secretary. See "Helpful resources" on **page 129**. In addition, notice under Rule 14a-19 must include the information required by Rule 14a-19.
Where	Proposal or notice should be sent to our Secretary. See "Helpful resources" on **page 129**.		
Please Note	SEC rules permit management to vote proxies in its discretion in certain cases if the shareholder does not comply with the above deadlines and, in certain other cases, notwithstanding the shareholder's compliance with these deadlines. The company reserves the right to reject, rule out of order, or take other appropriate action with respect to any proposal that does not comply with the requirements set forth above or other applicable requirements. We intend to file a proxy statement and WHITE proxy card with the SEC in connection with our solicitation of proxies for our 2024 annual meeting. Shareholders may obtain our proxy statement (and any amendments and supplements thereto) and other documents as and when filed with the SEC without charge from the SEC's website at: www.sec.gov.		

Shareholder proposals

Additional information

Proxy statement and proxy solicitation

About this proxy statement and the annual meeting

This proxy statement is furnished in connection with the solicitation by the Board of proxies to be voted at our annual meeting to be held on Tuesday, June 6, 2023, at 9:30 am Eastern Time, via live webcast, and at any continuation, postponement or adjournment thereof. Holders of record of shares of our Class A common stock ("common stock") as of April 10, 2023, the record date, will be entitled to notice of and to vote at the annual meeting and any continuation, postponement or adjournment thereof. As of the record date, there were 507,466,204 shares of common stock issued and outstanding and entitled to vote at the annual meeting. Each share of common stock is entitled to one vote on any matter presented to shareholders at the meeting.

At the annual meeting, our shareholders will be asked to vote on the management proposals and shareholder proposals set forth on **pages 7** to **11**. The Board recommends that you vote your shares as indicated on **pages 7** to **11**. If you return a properly completed proxy card, or vote your shares by telephone or over the Internet, your shares of common stock will be voted on your behalf as you direct. If not otherwise specified, the shares of common stock represented by the proxies will be voted in accordance with the Board's recommendations set forth on **pages 7** to **11**. We know of no other business that will be presented at the annual meeting. If any other matter properly comes before the shareholders for a vote at the annual meeting, however, the proxy holders named on the company's proxy card will vote your shares in accordance with their best judgment.

Notice of internet availability of proxy materials

As permitted by SEC rules, Cognizant is making this proxy statement and its 2022 Annual Report available to certain of its shareholders electronically via the Internet. On or about April 21, 2023, we mailed to these shareholders a Notice of Internet Availability of Proxy Materials (the "Internet Notice") containing instructions on how to access this proxy statement and our 2022 Annual Report and vote online. If you received an Internet Notice by mail, you will not receive a printed copy of the proxy materials in the mail unless you specifically request them. Instead, the Internet Notice instructs you on how to access and review all of the important information contained in this proxy statement and 2022 Annual Report. The Internet Notice also instructs you on how you may submit your proxy over the Internet. If you received an Internet Notice by mail and would like to receive a printed copy of our proxy materials, you should follow the instructions for requesting such materials contained on the Internet Notice.

Printed copies of our proxy materials and householding

Some of our shareholders received printed copies of our proxy statement, 2022 Annual Report and proxy card. If you received printed copies of our proxy materials, then instructions regarding how you can vote are contained on the proxy card included in the materials.

The SEC's rules permit us to deliver a single set of proxy materials to one address shared by two or more of our shareholders. This delivery method is referred to as "householding" and can result in significant cost savings. To take advantage of this opportunity, we have delivered only one set of proxy materials to multiple shareholders who share an address, unless we received contrary instructions from the impacted shareholders prior to the mailing date. We agree to deliver promptly, upon written or oral request, a separate copy of the proxy materials, as requested, to any shareholder at the shared address to which a single copy of those documents was delivered. If you prefer to receive separate copies of the proxy materials, contact Broadridge Financial Solutions, Inc. ("Broadridge") at 866-540-7095 or in writing at Broadridge, Householding Department, 51 Mercedes Way, Edgewood, New York 11717. If you are currently a shareholder sharing an address with another shareholder and wish to receive only one copy of future proxy materials for your household, please contact Broadridge at the above phone number or address.

Solicitation of proxies

The accompanying proxy is solicited by and on behalf of the Board, whose meeting notice is included with this proxy statement, and the entire cost of such solicitation will be borne by us. In addition to the use of mail, proxies may be solicited by personal interview, telephone, e-mail, text and facsimile by our directors, officers and other employees who will not be specially compensated for these services. We have engaged Morrow Sodali Corporate LLC to assist us with the solicitation of proxies. We expect to pay Morrow Sodali LLC a fee of $18,000 plus reimbursement for out-of-pocket expenses for its services. We will also request that brokers, nominees, custodians and other fiduciaries forward soliciting materials to the beneficial owners of shares held by such brokers, nominees, custodians and other fiduciaries. We will reimburse such persons for their reasonable expenses in connection therewith.

Communications to the Board from shareholders

Under procedures approved by a majority of our independent directors, our Chair, General Counsel and Secretary are primarily responsible for monitoring communications from shareholders and, if they relate to important substantive matters and include suggestions or comments that our Chair, General Counsel and Secretary consider to be important for the directors to know, providing copies or summaries to the other directors. In general, communications relating to corporate governance and long-term corporate strategy are more likely to be forwarded than communications relating to ordinary business affairs, personal grievances and matters as to which we tend to receive repetitive or duplicative communications.

The Board will give appropriate attention to written communications that are submitted by shareholders, and will respond if and as appropriate. Shareholders who wish to send communications on any topic to the Board should address such communications to the Board or our General Counsel and Secretary. See "Helpful resources" on **page 129**.

Annual meeting Q&A

Questions and answers about the 2023 annual meeting

Who is entitled to vote at the annual meeting?

The record date for the annual meeting is April 10, 2023. You are entitled to vote at the annual meeting only if you were a shareholder of record at the close of business on that date, or if you hold a valid proxy for the annual meeting. The only class of stock entitled to be voted at the annual meeting is our common stock. Each outstanding share of common stock is entitled to one vote for all matters before the annual meeting. At the close of business on the record date, there were 507,466,204 shares of common stock issued and outstanding and entitled to vote at the annual meeting.

What is the difference between being a "record holder" and holding shares in "street name"?

A record holder holds shares in his or her name. Shares held in "street name" means shares that are held in the name of a bank or broker on a person's behalf.

Am I entitled to vote if my shares are held in "street name"?

Yes. If your shares are held by a bank or a brokerage firm, you are considered the "beneficial owner" of those shares held in "street name". If your shares are held in street name, these proxy materials are being provided to you by your bank or brokerage firm, along with a voting instruction card if such bank or brokerage firm received printed copies of our proxy materials. As the beneficial owner, you have the right to direct your bank or brokerage firm how to vote your shares, and the bank or brokerage firm is required to vote your shares in accordance with your instructions. If your shares are held in street name, and you wish to vote your shares at the annual meeting, you may join the annual meeting live webcast following the instructions provided under "How do I join the annual meeting live webcast?" below.

How many shares must be present to hold the annual meeting?

A quorum must be present at the annual meeting for any business to be conducted. The presence at the annual meeting, via live webcast or by proxy, of the holders of a majority of the shares of common stock outstanding on the record date will constitute a quorum.

Who can attend the annual meeting live webcast?

You may attend the annual meeting only if you are a Cognizant shareholder who is entitled to vote at the annual meeting, or if you hold a valid proxy for the annual meeting.

How do I join the annual meeting live webcast?

The annual meeting will be a virtual meeting of shareholders conducted via a live webcast that provides shareholders the same rights and opportunities to participate as they would have at an in-person meeting. We believe that a virtual meeting will provide expanded shareholder access and participation and improved communications. You will be able to vote your shares electronically at the virtual meeting.

To attend and submit your questions during the virtual meeting, please visit www.virtualshareholdermeeting.com/CTSH2023. To participate and vote during the annual meeting, you will need the 16-digit control number included on your Internet Notice or on your proxy card. Beneficial shareholders who do not have a control number may gain access to and vote at the meeting by logging in to their broker, brokerage firm, bank or other nominee's website and selecting the shareholder communications mailbox to access the meeting; instructions should also be provided on the voting instruction card provided by your broker, bank, or other nominee. If you lose your 16-digit control number, you may join the annual meeting as a "Guest", but you will not be able to vote, ask questions or access the list of shareholders as of the record date.

If you encounter any difficulties accessing the virtual meeting during check-in or the meeting, please call the technical support number that will be posted on the virtual shareholder meeting log-in page.

What if a quorum is not present at the annual meeting?

If a quorum is not present at the scheduled time of the annual meeting, the Chair of the meeting is authorized by our by-laws to adjourn the meeting without the vote of shareholders.

Will there be a question and answer session during the annual meeting?

As part of the annual meeting, we will hold a live question and answer session, during which we intend to answer appropriate questions submitted during the meeting that are pertinent to the company and the meeting matters. If there are matters of individual concern to a shareholder and not of general concern to all shareholders, or if a question posed was not otherwise answered, we provide an opportunity for shareholders to contact us separately after the meeting through our investor relations website (see **page 129**). Only shareholders that have accessed the annual meeting as a shareholder (rather than a "Guest") by following the procedures outlined in "How do I join the annual meeting live webcast?" on **page 99** will be permitted to submit questions during the annual meeting. Each shareholder is limited to no more than two questions. Questions should be succinct and only cover a single topic. We will not address questions that are, among other things:

- not pertinent to the business of the company or to the business of the annual meeting;
- related to material non-public information of the company, including the status or results of our business since our last Quarterly Report on Form 10-Q;
- related to any pending, threatened or ongoing litigation;
- related to personal grievances;
- derogatory references to individuals or that are otherwise in bad taste;
- substantially repetitious of questions already made by another shareholder;

- in excess of the two question limit;
- in furtherance of the shareholder's personal or business interests; or
- out of order or not otherwise suitable for the conduct of the annual meeting as determined by the Chair of the meeting or Secretary in their reasonable judgment.

Additional information regarding the question and answer session will be available in the "Rules of Conduct" available on the annual meeting webpage for shareholders that have accessed the annual meeting as a shareholder (rather than a "Guest") by following the procedures outlined above in "How do I join the annual meeting live webcast?" on **page 99**.

What does it mean if I receive more than one Internet Notice or more than one set of proxy materials?

It means that your shares are held in more than one account at the transfer agent and/or with banks or brokers. Please vote all of your shares. To ensure that all of your shares are voted, for each Internet Notice or set of proxy materials, please submit your proxy by phone, via the Internet, or, if you received printed copies of the proxy materials, by signing, dating and returning the enclosed proxy card in the enclosed envelope.

How do I vote by proxy?

We recommend that shareholders vote by proxy even if they plan to attend and vote during the annual meeting. Each shareholder may appoint only one proxy holder or representative to attend the meeting on his or her behalf. If you are a shareholder of record, there are three ways to vote by proxy:

- **Use the Internet**. You can vote over the Internet at www.proxyvote.com by following the instructions on the Internet Notice or proxy card;
- **Call**. You can vote by telephone by calling +1-800-690-6903 and following the instructions on the proxy card; or
- **Mail Your Proxy Card**. You can vote by mail by signing, dating and mailing the proxy card, which you may have received by mail.

Telephone and Internet voting facilities for shareholders of record will be available 24 hours a day and will close at 11:59 p.m. Eastern Time on June 5, 2023. The above phone number will work internationally but is only toll-free for callers within the U.S. and Canada.

If your shares are held in street name through a bank or broker, you will receive instructions on how to vote from the bank or broker. You must follow their instructions in order for your shares to be voted. Telephone and Internet voting also will be offered to shareholders owning shares through certain banks and brokers.

Can I revoke my proxy or change my vote after I submit my proxy?

Yes. If you are a registered shareholder, you may revoke your proxy and change your vote by:

- submitting a duly executed proxy bearing a later date;
- granting a subsequent proxy through the Internet or telephone;
- giving written notice of revocation to the Secretary of Cognizant prior to the annual meeting; or
- attending and voting during the annual meeting live webcast.

Your most recent proxy card or telephone or Internet proxy is the one that is counted. Your attendance at the annual meeting itself will not revoke your proxy unless you give written notice of revocation to the Secretary before your proxy is voted or you vote at the annual meeting.

If your shares are held in street name, you may change or revoke your voting instructions by following the specific directions provided to you by your bank or broker.

Where do I direct requests for materials mentioned in this proxy statement and how do I contact Cognizant's Secretary?

Please direct requests for materials mentioned in this proxy statement or other inquiries to our Secretary. See "Helpful resources" on **page 129** for how to contact our Secretary.

Whom should I contact if I have questions or need assistance voting?

Please contact Morrow Sodali LLC, our proxy solicitor assisting us in connection with the annual meeting. Shareholders in the United States may call toll free at +1-800-607-0088. Banks and brokers and shareholders located outside of the United States may call collect at +1-203-658-9400.

Who will count the votes?

Representatives of Broadridge Financial Solutions, Inc., our inspector of election, will tabulate and certify the votes.

What if I do not specify how my shares are to be voted?

If you submit a proxy but do not indicate any voting instructions, the persons named as proxies will vote in accordance with the recommendations of the Board. The Board's recommendations for each proposal are set forth on **pages 7** to **11**, as well as with the description of each proposal in this proxy statement. The persons named as proxies are further authorized to vote in their discretion (1) for the election of any person to the Board if any nominee named in this proxy statement becomes unable to serve or for good cause will not serve, (2) on any matter that the Board did not know would be presented at the annual meeting by a reasonable time before the proxy solicitation was made, and (3) on such other business (other than the proposals contained in this proxy statement) as may properly come before the meeting or any continuation, postponement or adjournment thereof.

What is an abstention and how will abstentions be treated?

An "abstention" represents a shareholder's affirmative choice to decline to vote on a proposal. Abstentions are counted as present and entitled to vote for purposes of determining a quorum. Abstentions will have no effect on any of the proposals before the annual meeting.

Will my shares be voted if I do not provide my proxy?

If you hold your shares directly in your own name, they will not be voted if you do not provide a proxy or attend the annual meeting.

Your shares may be voted under certain circumstances if they are held by a bank or brokerage firm in "street name." Brokers generally have the authority to vote shares not voted by customers on certain "routine" matters. We expect Proposal 6 (the ratification of the appointment of PwC as our independent registered accounting firm) to be the only proposal with respect to which banks and brokerage firms may be able to exercise discretion. Accordingly, we expect for there to be no broker non-votes with respect to this proposal.

Brokers are prohibited from exercising discretionary authority on non-routine matters. All of the proposals to be voted on at the annual meeting, other than Proposal 6 (the ratification of the appointment of PwC as our independent registered accounting firm), are expected to be considered non-routine matters, and therefore banks and brokerage firms cannot exercise discretionary authority regarding this proposal for beneficial owners who have not returned proxies to the brokers (so-called "broker non-votes"). In the case of broker non-votes, and in cases where you abstain from voting on a matter when present at the annual meeting and entitled to vote, those shares will still be counted for purposes of determining of a quorum.

Whether a proposal is considered routine or non-routine is subject to stock exchange rules and final determination by the stock exchange. Even with respect to routine matters, some banks and brokerage firms are choosing not to exercise discretionary voting authority. As a result, we urge you to direct your bank or brokerage firm how to vote your shares on all proposals to ensure that your vote is counted.

How many votes are required for the approval of the proposals to be voted upon and how will abstentions and broker non-votes be treated?

Proposal	The Board's recommendation	Votes required	Effect of abstentions and broker non-votes
Proposal 1: Election of directors	FOR each director nominee	Votes cast "for" exceed votes cast "against".	No effect.
Proposal 2: Advisory (non-binding) vote on executive compensation (Say-on-Pay)	FOR	Majority of votes cast.	No effect.
Proposal 3: Advisory (non-binding) vote on frequency of future advisory say-on-pay votes (say-on-pay frequency)	1 year frequency	Majority of votes cast. If no frequency receives the foregoing vote, then we will consider the frequency that receives the highest number of votes cast to be the frequency recommended by shareholders.	No effect.
Proposal 4: Approval of 2023 incentive award plan	FOR	Majority of votes cast.	No effect.
Proposal 5: Approval of amendment to amended and restated 2004 employee stock purchase plan	FOR	Majority of votes cast.	No effect.
Proposal 6: Ratification of appointment of independent registered public accounting firm	FOR	Majority of votes cast.	Abstentions will have no effect; no broker non-votes expected.
Proposal 7: Fair elections	AGAINST	Majority of votes cast.	No effect.
Proposal 8: Shareholder ratification of termination pay	AGAINST	Majority of votes cast.	No effect.

Where can I find the voting results of the annual meeting of shareholders?

We plan to announce preliminary voting results at the annual meeting and we will report the final results in a Current Report on Form 8-K, which we intend to file with the SEC shortly after the annual meeting.

Cognizant's Annual Report on Form 10-K

A copy of Cognizant's Annual Report on Form 10-K for the fiscal year ended December 31, 2022, including financial statements and schedules thereto but not including exhibits, as filed with the SEC, will be sent to any shareholder of record on April 10, 2023, without charge, upon written request addressed to our Secretary. See "Helpful resources" on **page 129**. A reasonable fee will be charged for copies of exhibits. You may also access this proxy statement and our 2022 Annual Report at www.proxyvote.com and at www.cognizant.com.

Forward-looking statements and non-GAAP financial measures

Forward-looking statements

This proxy statement and the letter to shareholders included with this proxy statement include statements that may constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, the accuracy of which are necessarily subject to risks, uncertainties and assumptions as to future events that may not prove to be accurate. These statements include, but are not limited to, express or implied forward-looking statements relating to our expectations regarding our company vision and strategy, our ESG commitments, the growth of our business and our anticipated financial performance. These statements are neither promises nor guarantees, but are subject to a variety of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from those contemplated in these forward-looking statements. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Factors that could cause actual results to differ materially from those expressed or implied include economic and political conditions globally, the competitive and rapidly changing nature of the markets we compete in, the competitive marketplace for talent and its impact on employee recruitment and retention, legal, reputational and financial risks resulting from cyberattacks, the impact of future pandemics, epidemics or other outbreaks of disease, changes in the regulatory environment, including with respect to immigration and taxes, and the other factors discussed in our most recent Annual Report on Form 10-K and other filings with the Securities and Exchange Commission. Cognizant undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities law.

Non-GAAP financial measures

Portions of our disclosure include non-GAAP financial measures. These non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles and should not be considered a substitute for, or superior to, financial measures calculated in accordance with GAAP, and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures should be read in conjunction with our financial statements prepared in accordance with GAAP. The reconciliations of our non-GAAP financial measures to the corresponding GAAP measures set forth below, should be carefully evaluated.

Our non-GAAP financial measures Adjusted Operating Margin and Adjusted Income From Operations exclude unusual items, such as Realignment charges, 2020 Fit for Growth Plan restructuring charges and COVID-19 charges in 2020, and the Class Action Settlement Loss in 2021. Our non-GAAP financial measure Adjusted Diluted EPS excludes unusual items, such as Realignment charges, 2020 Fit for Growth Plan restructuring charges and COVID-19 charges in 2020, the Class Actions Settlement Loss in 2021 and the effect of recognition in the third quarter of 2022 of an income tax benefit related to a specific uncertain tax position that was previously unrecognized in our prior-year consolidated financial statements, net non-operating foreign currency exchange gains or losses and the tax impact of all the applicable adjustments. The income tax impact of each item excluded from Adjusted Diluted EPS is calculated by applying the statutory rate and local tax regulations in the jurisdiction in which the item was incurred. Constant currency revenue growth is defined as revenues for a given period restated at the comparative period's foreign currency exchange rates measured against the comparative period's reported revenues. Free cash flow is defined as cash flows from operating activities net of purchases of property and equipment.

We believe providing investors with an operating view consistent with how we manage the company provides enhanced transparency into our operating results. For our internal management reporting and budgeting purposes, we use various GAAP and non-GAAP financial measures for financial and operational decision-making, to evaluate period-to-period comparisons, to determine portions of the compensation for our executive officers and for making comparisons of our operating results to those of our competitors. Therefore, it is our belief that the use of non-GAAP financial measures excluding certain costs provides a meaningful supplemental measure for investors to evaluate our financial performance. We believe that the presentation of our non-GAAP financial measures along with reconciliations to the most comparable GAAP measure, as applicable, can provide useful supplemental information to our management and investors regarding financial and business trends relating to our financial condition and results of operations.

A limitation of using non-GAAP financial measures versus financial measures calculated in accordance with GAAP is that non-GAAP financial measures do not reflect all of the amounts associated with our operating results as determined in accordance with GAAP and may exclude costs that are recurring such as our net non-operating foreign currency exchange gains or losses. In addition, other companies may calculate non-GAAP financial measures differently than us, thereby limiting the usefulness of these non-GAAP financial measures as a comparative tool. We compensate for these limitations by providing specific information regarding the GAAP amounts excluded from our non-GAAP financial measures to allow investors to evaluate such non-GAAP financial measures.

Reconciliation to GAAP financial measures

The following table presents a reconciliation of each non-GAAP financial measure to the most comparable GAAP measure for the years indicated.

(Dollars in millions, except per share data)	2020	% of Revenues	2021	% of Revenues	2022	% of Revenues
GAAP income from operations and operating margin	**$2,114**	**12.7%**	**$2,826**	**15.3%**	**$2,968**	**15.3%**
Class Action Settlement Loss[1]	—	—	20	0.1	—	—
Realignment charges[2]	42	0.3	—	—	—	—
2020 Fit for Growth Plan restructuring charges[3]	173	1.0	—	—	—	—
COVID-19 charges[4]	65	0.4	—	—	—	—
Adjusted income from operations and adjusted operating margin	**$2,394**	**14.4%**	**$2,846**	**15.4%**	**$2,968**	**15.3%**
GAAP diluted EPS	**$2.57**		**$4.05**		**$4.41**	
Effect of the above adjustments, pre-tax	0.52		0.04		—	
Effect of non-operating foreign currency exchange losses (gains), pre-tax[5]	0.22		0.03		(0.01)	
Tax effect of above adjustments[6]	(0.15)		—		0.07	
Tax on Accumulated Indian Earnings[7]	0.26		—		—	
Effect of recognition of income tax benefit related to an uncertain tax position[8]	—		—		(0.07)	
Adjusted diluted EPS	**$3.42**		**$4.12**		**$4.40**	

(Dollars in millions, except per share data)	2020	% of Revenues	2021	% of Revenues	2022	% of Revenues
Net cash provided by operating activities	**$3,299**		**$2,495**		**$2,568**	
Purchases of property and equipment	(398)		(279)		(332)	
Free cash flow	**$2,901**		**$2,216**		**$2,236**	

1 During 2021, we recorded a Class Action Settlement Loss in "Selling, general and administrative expenses" in our consolidated financial statements. See Note 15 to our consolidated financial statements in our 2021 Annual Report.

2 As part of our realignment program, during 2020, we incurred employee retention costs and certain professional fees. See Note 4 to our consolidated financial statements in our 2021 Annual Report.

3 As part of our 2020 Fit for Growth plan, we incurred certain employee separation, employee retention and facility exit costs and other charges, as applicable. See Note 4 to our consolidated financial statements in our 2021 Annual Report.

4 During 2020, we incurred costs in response to the COVID-19 pandemic, including a one-time bonus to our employees at the designation of associate and below in both India and the Philippines, certain costs to enable our employees to work remotely and costs to provide medical staff and additional cleaning services for our facilities. Most of the costs related to the pandemic are reported in "Cost of revenues" in our consolidated statements of operations in our 2021 Annual Report.

5 Non-operating foreign currency exchange gains and losses, inclusive of gains and losses on related foreign exchange forward contracts not designated as hedging instruments for accounting purposes, are reported in "Foreign currency exchange gains (losses), net" in our consolidated statements of operations in our 2022 Annual Report.

6 Presented below are the tax impacts of each of our non-GAAP adjustments to pre-tax income. The effective tax rate related to non-operating foreign currency exchange gains and losses varies depending on the jurisdictions in which such income and expenses are generated and the statutory rates applicable in those jurisdictions. As such, the income tax effect of non-operating foreign currency exchange gains and losses shown in the below table may not appear proportionate to the net pre-tax foreign currency exchange gains and losses reported in our consolidated statements of operations in our 2022 Annual Report.

(in millions)	For the years ended December 31,		
	2020	**2021**	**2022**
Non-GAAP income tax benefit (expense) related to:			
Class Action Settlement Loss	$—	$6	$—
Realignment charges	11	—	—
2020 Fit for Growth Plan restructuring charges	45	—	—
COVID-19 charges	17	—	—
Foreign currency exchange gains and losses	6	(5)	(39)

7 In 2020, we reversed our indefinite reinvestment assertion on Indian earnings accumulated in prior years and recorded $140 million in income tax expense. See Note 11 to the consolidated financial statements in our 2021 Annual Report.

8 During the three months ended September 30, 2022, we recognized an income tax benefit of $36 million related to a specific uncertain tax position that was previously unrecognized in our prior-year consolidated financial statements in our annual reports. The recognition of the benefit in the third quarter of 2022 was based on management's reassessment regarding whether this unrecognized tax benefit met the more-likely-than-not threshold in light of the lapse in the statute of limitations as to a portion of such benefit.

Appendix A

Cognizant Technology Solutions Corporation 2023 Incentive Award Plan

Article 1. Purpose

The purpose of the Cognizant Technology Solutions 2023 Incentive Award Plan (as it may be amended or restated from time to time, the "Plan") is to promote the success and enhance the value of Cognizant Technology Solutions Corporation (the "Company") by linking the individual interests of the members of the Board, Employees, and Consultants to those of Company stockholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to Company stockholders. The Plan is further intended to provide flexibility to the Company in its ability to motivate, attract, and retain the services of members of the Board, Employees, and Consultants upon whose judgment, interest, and special effort the successful conduct of the Company's operation is largely dependent.

Article 2. Definitions and Construction

Wherever the following terms are used in the Plan they shall have the meanings specified below, unless the context clearly indicates otherwise. The singular pronoun shall include the plural where the context so indicates.

2.1 "Administrator" shall mean the entity that administers the Plan as provided in Article 11. The term "Administrator" shall also refer to the person(s) to whom the Committee has delegated authority under Section 11.5 and the Board with regard to any duties it has assumed, unless and until the Committee or the Board has revoked such delegation or the Board has terminated the assumption of such duties.

2.2 "Applicable Accounting Standards" shall mean Generally Accepted Accounting Principles in the United States, International Financial Reporting Standards or such other accounting principles or standards as may apply to the Company's financial statements under United States federal securities laws from time to time.

2.3 "Applicable Law" shall mean any applicable law, including: (a) provisions of the Code, the Securities Act, the Exchange Act and any rules or regulations thereunder; (b) corporate, securities, tax or other laws, statutes, rules, requirements or regulations, whether federal, state, local or foreign; and (c) rules of any securities exchange or automated quotation system on which the Shares are listed, quoted or traded.

2.4 "Automatic Exercise Date" shall mean, with respect to an Option or a Stock Appreciation Right, the last business day of the applicable Option Term or Stock Appreciation Right Term that was initially established by the Administrator for such Option or Stock Appreciation Right (e.g., the last business day prior to the 10th anniversary of the date of grant of such Option or Stock Appreciation Right if the Option or Stock Appreciation Right initially had a 10-year Option Term or Stock Appreciation Right Term, as applicable).

2.5 "Award" shall mean an Option, a Stock Appreciation Right, a Restricted Stock award, a Restricted Stock Unit award, an Other Stock or Cash Based Award or a Dividend Equivalent award, which may be awarded or granted under the Plan.

2.6 "Award Agreement" shall mean any written notice, agreement, terms and conditions, contract or other instrument or document evidencing an Award, including through electronic medium, which shall contain such terms and conditions with respect to an Award as the Administrator shall determine consistent with the Plan.

2.7 "Board" shall mean the Board of Directors of the Company.

2.8 "Change in Control" shall mean and includes each of the following:

(a) A transaction or series of transactions (other than an offering of Common Stock to the general public through a registration statement filed with the Securities and Exchange Commission) whereby any "person" or related "group" of "persons" (as such terms are used in Sections 13(d) and 14(d)(2) of the Exchange Act) directly or indirectly acquires beneficial ownership (within the meaning of Rules 13d-3 and 13d-5 under the Exchange Act) of securities of the Company possessing more than 35% of the total combined voting power of the Company's securities outstanding immediately after such acquisition; provided, however, that the following acquisitions shall not constitute a Change in Control: (i) any acquisition by the Company or any of its Subsidiaries; (ii) any acquisition by an employee benefit plan maintained by the Company or any of its Subsidiaries, (iii) any acquisition which complies with Sections 2.8(c)(i), 2.8(c)(ii) and 2.8(c)(iii); or (iv) in respect of an Award held by a particular Holder, any acquisition by the Holder or any group of persons including the Holder (or any entity controlled by the Holder or any group of persons including the Holder); or

(b) The Incumbent Directors cease for any reason to constitute a majority of the Board;

(c) The consummation by the Company (whether directly involving the Company or indirectly involving the Company through one or more intermediaries) of (x) a merger, consolidation, reorganization, or business combination, (y) a sale or other disposition of all or substantially all of the Company's assets in any single transaction or series of related transactions or (z) the acquisition of assets or stock of another entity, in each case other than a transaction:

(i) which results in the Company's voting securities outstanding immediately before the transaction continuing to represent (either by remaining outstanding or by being converted into voting securities of the Company or the person that, as a result of the transaction, controls, directly or indirectly, the Company or owns, directly or indirectly, all or substantially all of the Company's assets or otherwise succeeds to the business of the Company (the Company or such person, the "Successor

Entity")) directly or indirectly, at least a majority of the combined voting power of the Successor Entity's outstanding voting securities immediately after the transaction, and

(ii) after which no person or group beneficially owns voting securities representing 50% or more of the combined voting power of the Successor Entity; provided, however, that no person or group shall be treated for purposes of this Section 2.8(c)(ii) as beneficially owning 50% or more of the combined voting power of the Successor Entity solely as a result of the voting power held in the Company prior to the consummation of the transaction; and

(iii) after which at least a majority of the members of the board of directors (or the analogous governing body) of the Successor Entity were Board members at the time of the Board's approval of the execution of the initial agreement providing for such transaction; or

(d) Consummation of a completion of a liquidation or dissolution of the Company.

Notwithstanding the foregoing, if a Change in Control constitutes a payment event with respect to any Award (or any portion of an Award) that provides for the deferral of compensation that is subject to Section 409A, to the extent required to avoid the imposition of additional taxes under Section 409A, the transaction or event described in subsection (a), (b), (c) or (d) with respect to such Award (or portion thereof) shall only constitute a Change in Control for purposes of the payment timing of such Award if such transaction also constitutes a "change in control event," as defined in Treasury Regulation Section 1.409A-3(i)(5).

The Board shall have full and final authority, which shall be exercised in its sole discretion, to determine conclusively whether a Change in Control has occurred pursuant to the above definition, the date of the occurrence of such Change in Control and any incidental matters relating thereto; provided that any exercise of authority in conjunction with a determination of whether a Change in Control is a "change in control event" as defined in Treasury Regulation Section 1.409A-3(i)(5) shall be consistent with such regulation.

2.9 "Code" shall mean the Internal Revenue Code of 1986, as amended from time to time, together with the regulations and official guidance promulgated thereunder, whether issued prior or subsequent to the grant of any Award.

2.10 "Committee" shall mean the Compensation Committee of the Board, or another committee or subcommittee of the Board or the Compensation Committee of the Board described in Article 11 hereof.

2.11 "Common Stock" shall mean the Class A common stock of the Company, par value $0.01 per share.

2.12 "Company" shall have the meaning set forth in Article 1, and shall include any successor thereto.

2.13 "Consultant" shall mean any consultant or adviser engaged to provide services to the Company or any Subsidiary who qualifies as a consultant or advisor under the applicable rules of the Securities and Exchange Commission for registration of shares on a Form S-8 Registration Statement.

2.14 "Director" shall mean a member of the Board, as constituted from time to time.

2.15 "Director Limit" shall have the meaning set forth in Section 4.6.

2.16 "Dividend Equivalent" shall mean a right to receive the equivalent value (in cash or Shares) of dividends paid on Shares, awarded under Section 9.2.

2.17 "DRO" shall mean a "domestic relations order" as defined by the Code or Title I of the Employee Retirement Income Security Act of 1974, as amended from time to time, or the rules thereunder.

2.18 "Effective Date" shall mean June 6, 2023.

2.19 "Eligible Individual" shall mean any person who is an Employee, a Consultant or a Non-Employee Director, as determined by the Administrator.

2.20 "Employee" shall mean any officer or other employee (as determined in accordance with Section 3401(c) of the Code and the Treasury Regulations thereunder) of the Company or of any Subsidiary.

2.21 "Equity Restructuring" shall mean a nonreciprocal transaction between the Company and its stockholders, such as a stock dividend, stock split, spin-off, rights offering or recapitalization through a large, nonrecurring cash dividend, that affects the number or kind of Shares (or other securities of the Company) or the share price of Common Stock (or other securities) and causes a change in the per-share value of the Common Stock underlying outstanding Awards.

2.22 "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended from time to time.

2.23 "Expiration Date" shall mean April 17, 2033.

2.24 "Fair Market Value" shall mean, as of any given date, the value of a Share determined as follows:

(a) If the Common Stock is (i) listed on any established securities exchange (such as the New York Stock Exchange, the Nasdaq Capital Market, the Nasdaq Global Market and the Nasdaq Global Select Market), (ii) listed on any national market system or (iii) quoted or traded on any automated quotation system, its Fair Market Value shall be the closing sales price for a Share as quoted on such exchange or system for such date or, if there is no closing sales price for a Share on the date in question, the closing sales price for a Share on the last preceding date for which such quotation exists, as reported in *The Wall Street Journal* or such other source as the Administrator deems reliable;

(b) If the Common Stock is not listed on an established securities exchange, national market system or automated quotation system, but the Common Stock is regularly quoted by a recognized securities dealer, its Fair Market Value shall be the mean of the high bid and low asked prices for such date or, if there are no high bid and low asked prices for a Share on such date, the high bid and low asked prices for a Share on the last preceding date for which such information exists, as reported in *The Wall Street Journal* or such other source as the Administrator deems reliable; or

(c) If the Common Stock is neither listed on an established securities exchange, national market system or automated quotation system nor regularly quoted by a recognized securities dealer, its Fair Market Value shall be established by the Administrator in good faith.

Additional Information

2.25 "Greater Than 10% Stockholder" shall mean an individual then owning (within the meaning of Section 424(d) of the Code) more than 10% of the total combined voting power of all classes of stock of the Company or any subsidiary corporation (as defined in Section 424(f) of the Code) or parent corporation thereof (as defined in Section 424(e) of the Code).

2.26 "Holder" shall mean a person who has been granted an Award.

2.27 "Incentive Stock Option" shall mean an Option that is intended to qualify as an incentive stock option and conforms to the applicable provisions of Section 422 of the Code.

2.28 "Incumbent Directors" shall mean for any period of 12 consecutive months, individuals who, at the beginning of such period, constitute the Board together with any new Director(s) (other than a Director designated by a person who shall have entered into an agreement with the Company to effect a transaction described in Section 2.8(a) or 2.8(c)) whose election or nomination for election to the Board was approved by a vote of at least a majority (either by a specific vote or by approval of the proxy statement of the Company in which such person is named as a nominee for Director without objection to such nomination) of the Directors then still in office who either were Directors at the beginning of the 12-month period or whose election or nomination for election was previously so approved. No individual initially elected or nominated as a director of the Company as a result of an actual or threatened election contest with respect to Directors or as a result of any other actual or threatened solicitation of proxies by or on behalf of any person other than the Board shall be an Incumbent Director.

2.29 "Non-Employee Director" shall mean a Director of the Company who is not an Employee.

2.30 "Non-Employee Director Equity Compensation Policy" shall have the meaning set forth in Section 4.6.

2.31 "Non-Qualified Stock Option" shall mean an Option that is not an Incentive Stock Option or which is designated as an Incentive Stock Option but does not meet the applicable requirements of Section 422 of the Code.

2.32 "Option" shall mean a right to purchase Shares at a specified exercise price, granted under Article 5. An Option shall be either a Non-Qualified Stock Option or an Incentive Stock Option; provided, however, that Options granted to Non-Employee Directors and Consultants shall only be Non-Qualified Stock Options.

2.33 "Option Term" shall have the meaning set forth in Section 5.4.

2.34 "Organizational Documents" shall mean, collectively, (a) the Company's articles of incorporation, certificate of incorporation, bylaws or other similar organizational documents relating to the creation and governance of the Company, and (b) the Committee's charter or other similar organizational documentation relating to the creation and governance of the Committee.

2.35 "Other Stock or Cash Based Award" shall mean a cash payment, cash bonus award, stock payment, stock bonus award, performance award or incentive award that is paid in cash, Shares or a combination of both, awarded under Section 9.1, which may include deferred stock, deferred stock units, retainers, committee fees, and meeting-based fees.

2.36 "Permitted Transferee" shall mean, with respect to a Holder, any "family member" of the Holder, as defined in the General Instructions to Form S-8 Registration Statement under the Securities Act (or any successor form thereto), or any other transferee specifically approved by the Administrator after taking into account Applicable Law.

2.37 "Plan" shall have the meaning set forth in Article 1.

2.38 "Prior Plans" shall mean the Cognizant Technology Solutions Corporation Amended and Restated 2009 Incentive Compensation Plan and the Cognizant Technology Solutions 2017 Incentive Award Plan, in each case, as amended from time to time.

2.39 "Program" shall mean any program adopted by the Administrator pursuant to the Plan containing the terms and conditions intended to govern a specified type of Award granted under the Plan and pursuant to which such type of Award may be granted under the Plan.

2.40 "Restricted Stock" shall mean Common Stock awarded under Article 7 that is subject to certain restrictions and may be subject to risk of forfeiture or repurchase.

2.41 "Restricted Stock Units" shall mean the right to receive Shares awarded under Article 8.

2.42 "Section 409A" shall mean Section 409A of the Code and the Department of Treasury regulations and other interpretive guidance issued thereunder, including any such regulations or other guidance that may be issued after the Effective Date.

2.43 "Securities Act" shall mean the Securities Act of 1933, as amended.

2.44 "Shares" shall mean shares of Common Stock.

2.45 "Stock Appreciation Right" shall mean an Award entitling the Holder (or other person entitled to exercise pursuant to the Plan) to exercise all or a specified portion thereof (to the extent then exercisable pursuant to its terms) and to receive from the Company an amount determined by multiplying the difference obtained by subtracting the exercise price per share of such Award from the Fair Market Value on the date of exercise of such Award by the number of Shares with respect to which such Award shall have been exercised, subject to any limitations the Administrator may impose.

2.46 "SAR Term" shall have the meaning set forth in Section 5.4.

2.47 "Subsidiary" shall mean any entity (other than the Company), whether domestic or foreign, in an unbroken chain of entities beginning with the Company if each of the entities other than the last entity in the unbroken chain beneficially owns, at the time of the determination, securities or interests representing at least fifty percent (50%) of the total combined voting power of all classes of securities or interests in one of the other entities in such chain.

2.48 "Substitute Award" shall mean an Award granted under the Plan in connection with a corporate transaction, such as a merger, combination, consolidation or acquisition of property or stock, in any case, upon the assumption of, or in substitution for, outstanding equity awards previously granted by a company or other entity; provided, however, that in no event shall the term "Substitute Award" be construed to refer to an award made in connection with the cancellation and repricing of an Option or Stock Appreciation Right.

2.49 "Termination of Service" shall mean:

(a) As to a Consultant, the time when the engagement of a Holder as a Consultant to the Company or a Subsidiary is terminated for any reason, with or without cause, including by resignation, discharge, death or retirement, but excluding terminations where the Consultant simultaneously commences or remains in employment or service with the Company or any Subsidiary.

(b) As to a Non-Employee Director, the time when a Holder who is a Non-Employee Director ceases to be a Director for any reason, including a termination by resignation, failure to be elected, death, disability or retirement, but excluding terminations where the Holder simultaneously commences or remains in employment or service with the Company or any Subsidiary.

(c) As to an Employee, the time when the employee-employer relationship between a Holder and the Company or any Subsidiary is terminated for any reason, including a termination by resignation, discharge, death, disability or retirement; but excluding terminations where the Holder simultaneously commences or remains in employment or service with the Company or any Subsidiary.

The Administrator, in its sole discretion, shall determine the effect of all matters and questions relating to any Termination of Service, including whether a Termination of Service has occurred, whether a Termination of Service resulted from a discharge for cause and all questions of whether particular leaves of absence constitute a Termination of Service; provided, however, that, with respect to Incentive Stock Options, unless the Administrator otherwise provides in the terms of any Program, Award Agreement or otherwise, or as otherwise required by Applicable Law, a leave of absence, change in status from an employee to an independent contractor or other change in the employee-employer relationship shall constitute a Termination of Service only if, and to the extent that, such leave of absence, change in status or other change interrupts employment for the purposes of Section 422(a)(2) of the Code and the then-applicable regulations and revenue rulings under said Section. For purposes of the Plan, a Holder's employee-employer relationship or consultancy relations shall be deemed to be terminated in the event that the Subsidiary employing or contracting with such Holder ceases to remain a Subsidiary following any merger, sale of stock or other corporate transaction or event (including a spin-off).

Article 3. Shares Subject to the Plan

3.1 <u>Number of Shares</u>.

(a) Subject to adjustment as provided in <u>Section 3.1(b)</u> and <u>Section 12.2</u>, a total of (i) 25,000,000 Shares, less (ii) the number of Shares subject to awards granted under the Prior Plans between March 24, 2023 and the Effective Date shall be authorized for grant under the Plan (including pursuant to Incentive Stock Options). After the Effective Date, no awards may be granted under the Prior Plans, however, any awards under the Prior Plans that are outstanding as of the Effective Date shall continue to be subject to the terms and conditions of such Prior Plan. Any Shares distributed pursuant to an Award may consist, in whole or in part, of authorized and unissued Common Stock, treasury Common Stock or Common Stock purchased on the open market.

(b) If (i) any Shares subject to an Award are forfeited or expire or are converted to shares of another Person in connection with a spin-off or other similar event, or an Award is settled for cash (in whole or in part), or (ii) after the Effective Date, any Shares subject to an award under a Prior Plan are forfeited or expire or are converted to shares of another Person in connection with a spin-off or other similar event, or an award under a Prior Plan is settled for cash (in whole or in part) (including in each case Shares repurchased by the Company under <u>Section 7.4</u> (or any analogous provision of a Prior Plan) at the same price paid by the Holder), the Shares subject to such Award or award under the Prior Plan shall, to the extent of such forfeiture, expiration, conversion or cash settlement, again be available for future grants of Awards under the Plan. Notwithstanding anything to the contrary contained herein, the following Shares shall not be added to the Shares authorized for grant under <u>Section 3.1(a)</u> and shall not be available for future grants of Awards: (i) Shares tendered by a Holder or withheld by the Company in payment of the exercise price of an Option or an option under a Prior Plan; (ii) Shares tendered by the Holder or withheld by the Company to satisfy any tax withholding obligation with respect to an Award or any award under a Prior Plan; (iii) Shares subject to a Stock Appreciation Right or stock appreciation right under a Prior Plan that are not issued in connection with the stock settlement of such on exercise thereof; and (iv) Shares purchased by the Company on the open market with the cash proceeds received from the exercise of Options. The payment of Dividend Equivalents in cash in conjunction with any outstanding Awards shall not be counted against the Shares available for issuance under the Plan. Notwithstanding the provisions of this <u>Section 3.1(b)</u>, no Shares may again be optioned, granted or awarded if such action would cause an Incentive Stock Option to fail to qualify as an incentive stock option under Section 422 of the Code.

(c) Substitute Awards shall not reduce the Shares authorized for grant under the Plan, except as may be required by reason of Section 422 of the Code. Additionally, in the event that a company acquired by the Company or any Subsidiary or with which the Company or any Subsidiary combines has shares available under a pre-existing plan approved by stockholders and not adopted in contemplation of such acquisition or combination, the shares available for grant pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to the holders of common stock of the entities party to such acquisition or combination) may be used for Awards under the Plan and shall not reduce the Shares authorized for grant under the Plan; provided that Awards using such available Shares shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or combination, and shall only be made to individuals who were not employed by or providing services to the Company or its Subsidiaries immediately prior to such acquisition or combination.

Article 4. Granting of Awards

4.1 <u>Participation</u>. The Administrator may, from time to time, select from among all Eligible Individuals, those to whom an Award shall be granted and shall determine the nature and amount of each Award, which shall not be inconsistent with the requirements of the Plan. Except for any Non-Employee Director's right to Awards that may be required pursuant to the Non-Employee Director Equity Compensation Policy as described in <u>Section 4.6</u>, no Eligible Individual or other Person shall have any right to be granted an Award pursuant to the Plan and neither the Company nor the Administrator is obligated to treat Eligible Individuals, Holders or any other persons uniformly. Participation by each Holder in the Plan shall be voluntary and nothing in the Plan or any Program shall be construed as mandating that any Eligible Individual or other Person shall participate in the Plan.

4.2   <u>Award Agreement</u>. Each Award shall be evidenced by an Award Agreement that sets forth the terms, conditions and limitations for such Award as determined by the Administrator in its sole discretion (consistent with the requirements of the Plan and any applicable Program). Award Agreements evidencing Incentive Stock Options shall contain such terms and conditions as may be necessary to meet the applicable provisions of Section 422 of the Code.

4.3   <u>Limitations Applicable to Section 16 Persons</u>. Notwithstanding any other provision of the Plan, the Plan and any Award granted or awarded to any individual who is then subject to Section 16 of the Exchange Act, shall be subject to any additional limitations set forth in any applicable exemptive rule under Section 16 of the Exchange Act (including Rule 16b-3 under the Exchange Act and any amendments thereto) that are requirements for the application of such exemptive rule. To the extent permitted by Applicable Law, the Plan and Awards granted or awarded hereunder shall be deemed amended to the extent necessary to conform to such applicable exemptive rule.

4.4   <u>No Impact on Employment Rights</u>. Nothing in the Plan or in any Program or Award Agreement hereunder shall confer upon any Holder any right to continue in the employ of, or as a Director or Consultant for, the Company or any Subsidiary, or shall interfere with or restrict in any way the rights of the Company and any Subsidiary, which rights are hereby expressly reserved, to discharge any Holder at any time for any reason whatsoever, with or without cause, and with or without notice, or to terminate or change all other terms and conditions of employment or engagement, except to the extent expressly provided otherwise in a written agreement between the Holder and the Company or any Subsidiary.

4.5   <u>Foreign Holders</u>. Notwithstanding any provision of the Plan or applicable Program to the contrary, in order to comply with the laws in countries other than the United States in which the Company and its Subsidiaries operate or have Employees, Non-Employee Directors or Consultants, or in order to comply with the requirements of any foreign securities exchange or other Applicable Law, the Administrator, in its sole discretion, shall have the power and authority to: (a) determine which Subsidiaries shall be covered by the Plan; (b) determine which Eligible Individuals outside the United States are eligible to participate in the Plan; (c) modify the terms and conditions of any Award granted to Eligible Individuals outside the United States to comply with Applicable Law (including applicable foreign laws or listing requirements of any foreign securities exchange); (d) establish sub-plans and modify exercise procedures and other terms and procedures, to the extent such actions may be necessary or advisable; <u>provided</u>, <u>however</u>, that no such sub-plans and/or modifications shall increase the share limitation contained in <u>Section 3.1</u> or the Director Limit; and (e) take any action, before or after an Award is made, that it deems advisable to obtain approval or comply with any necessary local governmental regulatory exemptions or approvals or listing requirements of any foreign securities exchange.

4.6   <u>Non-Employee Director Awards</u>.

   (a)   <u>Non-Employee Director Equity Compensation Policy</u>. The Board, in its sole discretion, may provide that Awards granted to Non-Employee Directors shall be granted pursuant to a written nondiscretionary formula established by the Board (the "<u>Non-Employee Director Equity Compensation Policy</u>"), subject to the limitations of the Plan. The Non-Employee Director Equity Compensation Policy shall set forth the type of Award(s) to be granted to Non-Employee Directors, the number of Shares to be subject to Non-Employee Director Awards, the conditions on which such Awards shall be granted, become exercisable and/or payable and expire, and such other terms and conditions as the Board shall determine in its sole discretion. The Non-Employee Director Equity Compensation Policy may be modified by the Board from time to time in its sole discretion.

   (b)   <u>Director Limit</u>. Notwithstanding any provision to the contrary in the Plan or in the Non-Employee Director Equity Compensation Policy, the sum of the grant date fair value of equity-based Awards and the amount of any cash-based Awards granted to a Non-Employee Director during any calendar year, taken together with any cash fees paid during such calendar year to the Non-Employee Director in respect of the Non-Employee Director's service as a member of the Board during such calendar year (including service as a member or chair of any committees of the Board) shall not exceed $900,000 (the "<u>Director Limit</u>").

Article 5. Granting of Options and Stock Appreciation Rights

5.1   <u>Granting of Options and Stock Appreciation Rights to Eligible Individuals</u>. The Administrator is authorized to grant Options and Stock Appreciation Rights to Eligible Individuals from time to time, in its sole discretion, on such terms and conditions as it may determine, which shall not be inconsistent with the Plan.

5.2   <u>Qualification of Incentive Stock Options</u>. The Administrator may grant Options intended to qualify as Incentive Stock Options only to employees of the Company, any of the Company's present or future "parent corporations" or "subsidiary corporations" as defined in Sections 424(e) or (f) of the Code, respectively, and any other entities the employees of which are eligible to receive Incentive Stock Options under the Code. No person who qualifies as a Greater Than 10% Stockholder may be granted an Incentive Stock Option unless such Incentive Stock Option conforms to the applicable provisions of Section 422 of the Code. To the extent that the aggregate fair market value of stock with respect to which "incentive stock options" (within the meaning of Section 422 of the Code, but without regard to Section 422(d) of the Code) are exercisable for the first time by a Holder during any calendar year under the Plan, and all other plans of the Company and any parent corporation or subsidiary corporation thereof (as defined in Section 424(e) and 424(f) of the Code, respectively), exceeds $100,000, the Options shall be treated as Non-Qualified Stock Options to the extent required by Section 422 of the Code. The rule set forth in the immediately preceding sentence shall be applied by taking Options and other "incentive stock options" into account in the order in which they were granted and the fair market value of stock shall be determined as of the time the respective options were granted. Any interpretations and rules under the Plan with respect to Incentive Stock Options shall be consistent with the provisions of Section 422 of the Code. Neither the Company nor the Administrator shall have any liability to a Holder, or any other Person, (a) if an Option (or any part thereof) which is intended to qualify as an Incentive Stock Option fails to qualify as an Incentive Stock Option or (b) for any action or omission by the Company or the Administrator that causes an Option not to qualify as an Incentive Stock Option, including the conversion of an Incentive Stock Option to a Non-Qualified Stock Option or the grant of an Option intended as an Incentive Stock Option that fails to satisfy the requirements under the Code applicable to an Incentive Stock Option.

5.3 **Option and Stock Appreciation Right Exercise Price.** The exercise price per Share subject to each Option and Stock Appreciation Right shall be set by the Administrator, but shall not be less than 100% of the Fair Market Value of a Share on the date the Option or Stock Appreciation Right, as applicable, is granted (or, as to Incentive Stock Options, on the date the Option is modified, extended or renewed for purposes of Section 424(h) of the Code). In addition, in the case of Incentive Stock Options granted to a Greater Than 10% Stockholder, such price shall not be less than 110% of the Fair Market Value of a Share on the date the Option is granted (or the date the Option is modified, extended or renewed for purposes of Section 424(h) of the Code). Notwithstanding the foregoing, in the case of an Option or Stock Appreciation Right that is a Substitute Award, the exercise price per share of the Shares subject to such Option or Stock Appreciation Right, as applicable, may be less than the Fair Market Value per share on the date of grant; provided that the exercise price of any Substitute Award shall be determined in accordance with the applicable requirements of Section 424 and 409A of the Code.

5.4 **Option and SAR Term.** The term of each Option (the "Option Term") and the term of each Stock Appreciation Right (the "SAR Term") shall be set by the Administrator in its sole discretion; provided, however, that the Option Term or SAR Term, as applicable, shall not be more than (a) 10 years from the date the Option or Stock Appreciation Right, as applicable, is granted to an Eligible Individual (other than, in the case of Incentive Stock Options, a Greater Than 10% Stockholder), or (b) five years from the date an Incentive Stock Option is granted to a Greater Than 10% Stockholder. Except as limited by the requirements of Section 409A or Section 422 of the Code and regulations and rulings thereunder or the first sentence of this Section 5.4 and without limiting the Company's rights under Section 10.7, the Administrator may extend the Option Term of any outstanding Option or the SAR Term of any outstanding Stock Appreciation Right, and may extend the time period during which vested Options or Stock Appreciation Rights may be exercised, in connection with any Termination of Service of the Holder or otherwise, and may amend, subject to Sections 10.7 and 12.1, any other term or condition of such Option or Stock Appreciation Right relating to such Termination of Service of the Holder or otherwise.

5.5 **Option and SAR Vesting.** The period during which the right to exercise, in whole or in part, an Option or Stock Appreciation Right vests in the Holder shall be set by the Administrator and set forth in the applicable Award Agreement. Vesting of any Option or Stock Appreciation Right may be based upon the Holder's continued service to the Company or any Subsidiary or the attainment of any performance criteria (including personal or Company performance), as determined by the Administrator.

5.6 **Substitution of Stock Appreciation Rights; Early Exercise of Options.** The Administrator may provide in the applicable Program or Award Agreement evidencing the grant of an Option that the Administrator, in its sole discretion, shall have the right to substitute a Stock Appreciation Right for such Option at any time prior to or upon exercise of such Option; provided that such Stock Appreciation Right shall be exercisable with respect to the same number of Shares for which such substituted Option would have been exercisable, and shall also have the same exercise price, vesting schedule and remaining term as the substituted Option. The Administrator may provide in the terms of an Award Agreement that the Holder may exercise an Option in whole or in part prior to the full vesting of the Option in exchange for unvested shares of Restricted Stock with respect to any unvested portion of the Option so exercised. Shares of Restricted Stock acquired upon the exercise of any unvested portion of an Option shall be subject to such terms and conditions as the Administrator shall determine.

Article 6. Exercise of Options and Stock Appreciation Rights

6.1 **Exercise and Payment.** An exercisable Option or Stock Appreciation Right may be exercised in whole or in part. However, an Option or Stock Appreciation Right shall not be exercisable with respect to fractional Shares and the Administrator may require that, by the terms of the Option or Stock Appreciation Right, a partial exercise must be with respect to a minimum number of Shares. Payment of the amounts payable with respect to Stock Appreciation Rights pursuant to this Article 6 shall be in cash, Shares (based on its Fair Market Value as of the date the Stock Appreciation Right is exercised), or a combination of both, as determined by the Administrator.

6.2 **Manner of Exercise.** Except as set forth in Section 6.3, all or a portion of an exercisable Option or Stock Appreciation Right shall be deemed exercised upon delivery of all of the following to the Secretary of the Company, the stock plan administrator of the Company or such other person or entity designated by the Administrator, or his, her or its office, as applicable:

(a) A written or electronic notice complying with the applicable rules established by the Administrator stating that the Option or Stock Appreciation Right, or a portion thereof, is exercised. The notice shall be signed or otherwise acknowledged electronically by the Holder or other person then entitled to exercise the Option or Stock Appreciation Right or such portion thereof;

(b) Such representations and documents as the Administrator, in its sole discretion, deems necessary or advisable to effect compliance with Applicable Law;

(c) In the event that the Option or Stock Appreciation Right shall be exercised pursuant to Section 10.3 by any person or persons other than the Holder, appropriate proof of the right of such person or persons to exercise the Option or Stock Appreciation Right, as determined in the sole discretion of the Administrator; and

(d) Full payment of the exercise price and applicable withholding taxes for the Shares with respect to which the Option or Stock Appreciation Right, or portion thereof, is exercised, in a manner permitted by the Administrator in accordance with Sections 10.1 and 10.2.

6.3 **Expiration of Option Term or SAR Term: Automatic Exercise of In-The-Money Options and Stock Appreciation Rights.** Unless otherwise provided by the Administrator in an Award Agreement or otherwise or as otherwise directed by an Option or Stock Appreciation Rights Holder in writing to the Company, each vested and exercisable Option and Stock Appreciation Right outstanding on the Automatic Exercise Date with an exercise price per Share that is less than the Fair Market Value per Share as of such date shall automatically and without further action by the Option or Stock Appreciation Rights Holder or the Company be exercised on the Automatic Exercise Date. In the sole discretion of the Administrator, payment of the exercise price of any such Option shall be made pursuant to Section 10.1(b) or 10.1(c) and the Company or any Subsidiary shall be entitled to deduct or withhold an amount sufficient to satisfy all taxes associated with such exercise in accordance with Section 10.2. Unless otherwise determined by the Administrator, this Section 6.3 shall not apply to an Option or Stock Appreciation Right if the Holder of such Option or Stock Appreciation Right incurs a Termination of Service on or before the Automatic Exercise Date. For the avoidance of doubt, no Option or Stock Appreciation Right with an exercise price per Share that is equal to or greater than the Fair Market Value per Share on the Automatic Exercise Date shall be exercised pursuant to this Section 6.3.

6.4 <u>Notification Regarding Disposition</u>. The Holder shall give the Company prompt written or electronic notice of any disposition of Shares acquired by exercise of an Incentive Stock Option which occurs within (a) two years from the date of granting (including the date the Option is modified, extended or renewed for purposes of Section 424(h) of the Code) such Option to such Holder, or (b) one year after the date of transfer of such Shares to such Holder. Such notice shall specify the date of such disposition or other transfer and the amount realized, in cash, other property, assumption of indebtedness or other consideration, by the Holder in such disposition or other transfer.

Article 7. Award of Restricted Stock

7.1 <u>Award of Restricted Stock</u>. The Administrator is authorized to grant Restricted Stock to Eligible Individuals, and shall determine the terms and conditions, including the restrictions applicable to each award of Restricted Stock, which terms and conditions shall not be inconsistent with the Plan or any applicable Program, and may impose such conditions on the issuance of such Restricted Stock as it deems appropriate. The Administrator shall establish the purchase price, if any, and form of payment for Restricted Stock; <u>provided</u>, <u>however</u>, that if a purchase price is charged, such purchase price shall be no less than the par value, if any, of the Shares to be purchased, unless otherwise permitted by Applicable Law. In all cases, legal consideration shall be required for each issuance of Restricted Stock to the extent required by Applicable Law.

7.2 <u>Rights as Stockholders</u>. Subject to <u>Section 7.4</u>, upon issuance of Restricted Stock, the Holder shall have, unless otherwise provided by the Administrator, all the rights of a stockholder with respect to said Shares, subject to the restrictions in the Plan, any applicable Program and/or the applicable Award Agreement, including the right to receive all dividends and other distributions paid or made with respect to the Shares to the extent such dividends and other distributions have a record date that is on or after the date on which the Holder to whom such Shares are granted becomes the record holder of such Restricted Stock; <u>provided</u>, <u>however</u>, that, in the sole discretion of the Administrator, any dividends and distributions with respect to the Shares may be subject to the restrictions set forth in <u>Section 7.3</u>. Without limiting the foregoing, except in connection with a spin-off or other similar event or as otherwise permitted in <u>Section 12.2</u>, dividends that are paid prior to vesting of shares of Restricted Stock shall only be paid to the applicable Holder to the extent that the vesting conditions are subsequently satisfied and the underlying shares of Restricted Stock vest.

7.3 <u>Restrictions</u>. All shares of Restricted Stock (including any shares received by Holders thereof with respect to shares of Restricted Stock as a result of stock dividends, stock splits or any other form of recapitalization) shall be subject to such restrictions and vesting requirements as the Administrator shall provide in the applicable Program or Award Agreement, including vesting based upon the Holder's continued service to the Company or any Subsidiary or the attainment of any performance criteria (including personal or Company performance), as determined by the Administrator..

7.4 <u>Repurchase or Forfeiture of Restricted Stock</u>. Except as otherwise determined by the Administrator, if no price was paid by the Holder for the Restricted Stock, upon a Termination of Service during the applicable restriction period, the Holder's rights in unvested Restricted Stock then subject to restrictions shall lapse, and such Restricted Stock shall be surrendered to the Company and cancelled without consideration on the date of such Termination of Service. If a price was paid by the Holder for the Restricted Stock, upon a Termination of Service during the applicable restriction period, the Company shall have the right to repurchase from the Holder the unvested Restricted Stock then subject to restrictions at a cash price per share equal to the price paid by the Holder for such Restricted Stock or such other amount as may be specified in the applicable Program or Award Agreement.

7.5 <u>Section 83(b) Election</u>. If a Holder makes an election under Section 83(b) of the Code to be taxed with respect to the Restricted Stock as of the date of transfer of the Restricted Stock rather than as of the date or dates upon which the Holder would otherwise be taxable under Section 83(a) of the Code, the Holder shall be required to deliver a copy of such election to the Company promptly after filing such election with the Internal Revenue Service along with proof of the timely filing thereof with the Internal Revenue Service.

Article 8. Award of Restricted Stock Units

8.1 <u>Grant of Restricted Stock Units</u>. The Administrator is authorized to grant Awards of Restricted Stock Units to any Eligible Individual selected by the Administrator in such amounts and subject to such terms and conditions as determined by the Administrator.

8.2 <u>Purchase Price</u>. The Administrator shall specify the purchase price, if any, to be paid by the Holder to the Company with respect to any Restricted Stock Unit award; <u>provided</u>, <u>however</u>, that the value of the consideration shall not be less than the par value of a Share, unless otherwise permitted by Applicable Law.

8.3 <u>Vesting of Restricted Stock Units</u>. At the time of grant, the Administrator shall specify in the applicable Program or Award Agreement the date or dates on which the Restricted Stock Units shall become fully vested and nonforfeitable, and may specify such conditions to vesting as it deems appropriate, including vesting based upon the Holder's continued service to the Company or any Subsidiary or the attainment of any performance criteria (including personal or Company performance), as determined by the Administrator.

8.4 <u>Maturity and Payment</u>. At the time of grant, the Administrator shall specify in the applicable Program or Award Agreement the maturity date applicable to each grant of Restricted Stock Units, which shall be no earlier than the vesting date or dates of the Award and may be determined at the election of the Holder (if permitted by the applicable Award Agreement); <u>provided</u> that, except as otherwise determined by the Administrator, and subject to compliance with Section 409A, in no event shall the maturity date relating to each Restricted Stock Unit occur following the later of (a) the 15th day of the third month following the end of the calendar year in which the applicable portion of the Restricted Stock Unit vests; and (b) the 15th day of the third month following the end of the Company's fiscal year in which the applicable portion of the Restricted Stock Unit vests. On the maturity date, the Company shall, in accordance with the applicable Award Agreement and subject to <u>Section 10.4(f)</u>, transfer to the Holder one unrestricted, fully transferable Share for each Restricted Stock Unit scheduled to be paid out on such date and not previously forfeited, or in the sole discretion of the Administrator, an amount in cash equal to the Fair Market Value of such Shares on the maturity date or a combination of cash and Common Stock as determined by the Administrator. For the avoidance of doubt, any Dividend Equivalents granted in tandem with Restricted Stock Units subject to vesting that are based on dividends paid prior to the vesting of such Restricted Stock Units shall be paid out to the Holder only to the extent that the vesting conditions are subsequently satisfied and the Restricted Stock Units vest.

Article 9. Award of Other Stock or Cash Based Awards and Dividend Equivalents

9.1 <u>Other Stock or Cash Based Awards</u>. The Administrator is authorized to (a) grant Other Stock or Cash Based Awards, including awards entitling a Holder to receive Shares or cash to be delivered immediately or in the future, to any Eligible Individual and (b) determine the vesting or other restrictions applicable to such Other Stock or Cash Based Awards, including vesting based upon the Holder's continued service to the Company or any Subsidiary or the attainment of any performance criteria (including personal or Company performance), as determined by the Administrator. Subject to the provisions of the Plan and any applicable Program, the Administrator shall determine the terms and conditions of each Other Stock or Cash Based Award, including the term of the Award, any exercise or purchase price, performance goals, transfer restrictions, vesting conditions and other terms and conditions applicable thereto, which shall be set forth in the applicable Award Agreement. Other Stock or Cash Based Awards may be paid in cash, Shares, or a combination of cash and Shares, as determined by the Administrator, and may be available as a form of payment in the settlement of other Awards granted under the Plan, as stand-alone payments, as a part of a bonus, deferred bonus, deferred compensation or other arrangement, and/or as payment in lieu of compensation to which an Eligible Individual is otherwise entitled. Except in connection with a spin-off or other similar event or as otherwise permitted under Section 12.2, dividends that are paid or Dividend Equivalents that accrue prior to vesting of a Other Stock or Cash Based Award shall only be paid to the applicable Holder to the extent that the vesting conditions are subsequently satisfied and the Other Stock or Cash Based Award vests.

9.2 <u>Dividend Equivalents</u>. Dividend Equivalents may be granted by the Administrator, either alone or in tandem with another Award, based on dividends declared on the Common Stock, to be credited as of dividend payment dates during the period between the date the Dividend Equivalents are granted to a Holder and the date such Dividend Equivalents terminate or expire, as determined by the Administrator. Such Dividend Equivalents shall be converted to cash or additional Shares by such formula and at such time and subject to such restrictions and limitations as may be determined by the Administrator. Except in connection with a spin-off or other similar event or as otherwise permitted under Section 12.2, Dividend Equivalents with respect to an Award subject to vesting that are based on dividends paid prior to the vesting of such Award shall be paid out to the Holder only to the extent that the vesting conditions are subsequently satisfied and the Award vests. Notwithstanding the foregoing, no Dividend Equivalents shall be payable with respect to Options or Stock Appreciation Rights.

Article 10. Additional Terms of Awards

10.1 <u>Payment</u>. The Administrator shall determine the method or methods by which payments by any Holder with respect to any Awards granted under the Plan shall be made, including: (a) cash or check, (b) Shares (including, in the case of payment of the exercise price of an Award, Shares issuable pursuant to the exercise of the Award) held for any minimum period of time as may be established by the Administrator having a Fair Market Value on the date of delivery equal to the aggregate payments required, (c) delivery of a written or electronic notice that the Holder has placed a market sell order with a broker acceptable to the Company with respect to Shares then issuable upon exercise or vesting of an Award, and that the broker has been directed to pay a sufficient portion of the net proceeds of the sale to the Company in satisfaction of the aggregate payments required; <u>provided</u> that payment of such proceeds is then made to the Company upon settlement of such sale, (d) other form of legal consideration acceptable to the Administrator in its sole discretion, or (e) any combination of the above permitted forms of payment. Notwithstanding any other provision of the Plan to the contrary, no Holder who is a Director or an "executive officer" of the Company within the meaning of Section 13(k) of the Exchange Act shall be permitted to make payment with respect to any Awards granted under the Plan, or continue any extension of credit with respect to such payment, with a loan from the Company or a loan arranged by the Company in violation of Section 13(k) of the Exchange Act.

10.2 <u>Tax Withholding</u>. The Company or any Subsidiary shall have the authority and the right to deduct or withhold, or require a Holder to remit to the Company, an amount sufficient to satisfy federal, state, local and foreign taxes (including the Holder's FICA, employment tax or other social security contribution obligation) required by law to be withheld with respect to any taxable event concerning a Holder arising as a result of the Plan or any Award. The Administrator may, in its sole discretion and in satisfaction of the foregoing requirement, or in satisfaction of such additional withholding obligations as a Holder may have elected, allow a Holder to satisfy such obligations by any payment means described in Section 10.1 hereof, including by allowing such Holder to elect to have the Company or any Subsidiary withhold Shares otherwise issuable under an Award (or allow the surrender of Shares). The number of Shares which may be so withheld or surrendered shall be no greater than the number of Shares which have a fair market value on the date of withholding or repurchase equal to the aggregate amount of such liabilities based on the maximum statutory withholding rates in such Holder's applicable jurisdiction for federal, state, local and foreign income tax and payroll tax purposes that are applicable to such taxable income. The Administrator shall determine the fair market value of the Shares, consistent with applicable provisions of the Code, for tax withholding obligations due in connection with a broker-assisted cashless Option or Stock Appreciation Right exercise involving the sale of Shares to pay the Option or Stock Appreciation Right exercise price or any tax withholding obligation.

10.3 <u>Transferability of Awards</u>.

    (a) Except as otherwise provided in Sections 10.3(b) and 10.3(c):

        (i) No Award under the Plan may be sold, pledged, assigned or transferred in any manner other than (A) by will or the laws of descent and distribution or (B) subject to the consent of the Administrator, pursuant to a DRO, unless and until such Award has been exercised or the Shares underlying such Award have been issued, and all restrictions applicable to such Shares have lapsed;

        (ii) No Award or interest or right therein shall be liable for or otherwise subject to the debts, contracts or engagements of the Holder or the Holder's successors in interest or shall be subject to disposition by transfer, alienation, anticipation, pledge, hypothecation, encumbrance, assignment or any other means whether such disposition be voluntary or involuntary or by operation of law by judgment, levy, attachment, garnishment or any other legal or equitable proceedings (including bankruptcy) unless and until such Award has been exercised, or the Shares underlying such Award have been issued, and all restrictions applicable to such Shares have lapsed, and any attempted disposition of an Award prior to satisfaction of these conditions shall be null and void and of no effect, except to the extent that such disposition is permitted by Section 10.3(a)(i); and

(iii) During the lifetime of the Holder, only the Holder may exercise any exercisable portion of an Award granted to such Holder under the Plan, unless it has been disposed of pursuant to a DRO. After the death of the Holder, any exercisable portion of an Award may, prior to the time when such portion becomes unexercisable under the Plan or the applicable Program or Award Agreement, be exercised by the Holder's personal representative or by any person empowered to do so under the deceased Holder's will or under the then-applicable laws of descent and distribution.

(b) Notwithstanding Section 10.3(a), the Administrator, in its sole discretion, may determine to permit a Holder or a Permitted Transferee of such Holder to transfer an Award other than an Incentive Stock Option (unless such Incentive Stock Option is intended to become a Nonqualified Stock Option) to any one or more Permitted Transferees of such Holder, subject to the following terms and conditions: (i) an Award transferred to a Permitted Transferee shall not be assignable or transferable by the Permitted Transferee other than (A) to another Permitted Transferee of the applicable Holder or (B) by will or the laws of descent and distribution or, subject to the consent of the Administrator, pursuant to a DRO; (ii) an Award transferred to a Permitted Transferee shall continue to be subject to all the terms and conditions of the Award as applicable to the original Holder (other than the ability to further transfer the Award to any Person other than another Permitted Transferee of the applicable Holder); (iii) the Holder (or transferring Permitted Transferee) and the receiving Permitted Transferee shall execute any and all documents requested by the Administrator, including documents to (A) confirm the status of the transferee as a Permitted Transferee, (B) satisfy any requirements for an exemption for the transfer under Applicable Law and (C) evidence the transfer; and (iv) no Award may be transferred by a Holder or a Permitted Transferee for value or consideration. In addition, and further notwithstanding Section 10.3(a), hereof, the Administrator, in its sole discretion, may determine to permit a Holder to transfer Incentive Stock Options to a trust that constitutes a Permitted Transferee if, under Section 671 of the Code and other Applicable Law, the Holder is considered the sole beneficial owner of the Incentive Stock Option while it is held in the trust.

(c) Notwithstanding Section 10.3(a), a Holder may, in the manner determined by the Administrator, designate a beneficiary to exercise the rights of the Holder and to receive any distribution with respect to any Award upon the Holder's death. A beneficiary, legal guardian, legal representative, or other person claiming any rights pursuant to the Plan is subject to all terms and conditions of the Plan and any Program or Award Agreement applicable to the Holder and any additional restrictions deemed necessary or appropriate by the Administrator. If the Holder is married or a domestic partner in a domestic partnership qualified under Applicable Law and resides in a community property state, a designation of a person other than the Holder's spouse or domestic partner, as applicable, as the Holder's beneficiary with respect to more than 50% of the Holder's interest in the Award shall not be effective without the prior written or electronic consent of the Holder's spouse or domestic partner. If no beneficiary has been designated or survives the Holder, payment shall be made to the person entitled thereto pursuant to the Holder's will or the laws of descent and distribution. Subject to the foregoing, a beneficiary designation may be changed or revoked by a Holder at any time; provided that the change or revocation is delivered in writing to the Administrator prior to the Holder's death.

10.4 Conditions to Issuance of Shares.

(a) The Administrator shall determine the methods by which Shares shall be delivered or deemed to be delivered to Holders. Notwithstanding anything herein to the contrary, the Company shall not be required to issue or deliver any certificates or make any book entries evidencing Shares pursuant to the exercise of any Award, unless and until the Administrator has determined, with advice of counsel, that the issuance of such Shares is in compliance with Applicable Law and the Shares are covered by an effective registration statement or applicable exemption from registration. In addition to the terms and conditions provided herein, the Administrator may require that a Holder make such reasonable covenants, agreements and representations as the Administrator, in its sole discretion, deems advisable in order to comply with Applicable Law.

(b) All share certificates delivered pursuant to the Plan and all Shares issued pursuant to book entry procedures are subject to any stop-transfer orders and other restrictions as the Administrator deems necessary or advisable to comply with Applicable Law. The Administrator may place legends on any share certificate or book entry to reference restrictions applicable to the Shares (including restrictions applicable to Restricted Stock).

(c) The Administrator shall have the right to require any Holder to comply with any timing or other restrictions with respect to the settlement, distribution or exercise of any Award, including a window-period limitation, as may be imposed in the sole discretion of the Administrator.

(d) No fractional Shares shall be issued and the Administrator, in its sole discretion, shall determine whether cash shall be given in lieu of fractional Shares or whether such fractional Shares shall be eliminated by rounding down.

(e) The Company, in its sole discretion, may (i) retain physical possession of any stock certificate evidencing Shares until any restrictions thereon shall have lapsed and/or (ii) require that the stock certificates evidencing such Shares be held in custody by a designated escrow agent (which may but need not be the Company) until the restrictions thereon shall have lapsed, and that the Holder deliver a stock power, endorsed in blank, relating to such Shares.

(f) Notwithstanding any other provision of the Plan, unless otherwise determined by the Administrator or required by Applicable Law, the Company shall not deliver to any Holder certificates evidencing Shares issued in connection with any Award and instead such Shares shall be recorded in the books of the Company (or, as applicable, its transfer agent or stock plan administrator).

10.5 Forfeiture and Clawback Provisions. All Awards (including any proceeds, gains or other economic benefit actually or constructively received by a Holder upon any receipt or exercise of any Award or upon the receipt or resale of any Shares underlying the Award and any payments of a portion of an incentive-based bonus pool allocated to a Holder) shall be subject to the provisions of any clawback policy implemented by the Company, including any clawback policy adopted to comply with the requirements of Applicable Law, including the Dodd-Frank Wall Street Reform and Consumer Protection Act and any rules or regulations promulgated thereunder, whether or not such clawback policy was in place at the time of grant of an Award, to the extent set forth in such clawback policy and/or in the applicable Award Agreement.

10.6 Prohibition on Repricing. Subject to Section 12.2, the Administrator shall not, without the approval of the stockholders of the Company, (a) amend any outstanding Option or Stock Appreciation Right to reduce its exercise price per Share, (b) at any time when the exercise price per Share is above the Fair Market Value, cancel any Option or Stock Appreciation Right in exchange for cash or another Award with a lower (or no) exercise price per Share, or (c) take any other action that is treated as a repricing under Applicable Accounting Standards.

10.7 <u>Amendment of Awards</u>. Subject to Applicable Law, the Administrator may amend, modify or terminate any outstanding Award, including substituting therefor another Award of the same or a different type, changing the date of exercise or settlement, accelerating the vesting or exercisability, and converting an Incentive Stock Option to a Non-Qualified Stock Option. The Holder's consent to such action shall be required unless (a) the Administrator determines that the action, taking into account any related action, would not materially and adversely affect the Holder, or (b) the change is otherwise permitted under the Plan (including under <u>Section 12.2</u> or <u>12.10</u>).

10.8 <u>Data Privacy</u>. As a condition of receipt of any Award, each Holder explicitly and unambiguously consents to the collection, use and transfer, in electronic or other form, of personal data as described in this <u>Section 10.8</u> by and among, as applicable, the Company and its Subsidiaries for the exclusive purpose of implementing, administering and managing the Holder's participation in the Plan. The Company and its Subsidiaries may hold certain personal information about a Holder, including the Holder's name, home address and telephone number, date of birth, social security or insurance number or other identification number, salary, nationality, job title(s), any shares of stock held in the Company or any of its Subsidiaries and details of all Awards, in each case, for the purpose of implementing, managing and administering the Plan and Awards (the "<u>Data</u>"). The Company and its Subsidiaries may transfer the Data amongst themselves as necessary for the purpose of implementation, administration and management of a Holder's participation in the Plan, and the Company and its Subsidiaries may each further transfer the Data to any third parties assisting the Company and its Subsidiaries in the implementation, administration and management of the Plan. These recipients may be located in the Holder's country, or elsewhere, and the Holder's country may have different data privacy laws and protections than the recipients' country. Through acceptance of an Award, each Holder authorizes such recipients to receive, possess, use, retain and transfer the Data, in electronic or other form, for the purposes of implementing, administering and managing the Holder's participation in the Plan, including any requisite transfer of such Data as may be required to a broker or other third party with whom the Company or any of its Subsidiaries or the Holder may elect to deposit any Shares. The Data related to a Holder will be held only as long as is necessary to implement, administer, and manage the Holder's participation in the Plan. A Holder may, at any time, view the Data held by the Company with respect to such Holder, request additional information about the storage and processing of the Data with respect to such Holder, recommend any necessary corrections to the Data with respect to the Holder or refuse or withdraw the consents herein in writing, in any case without cost, by contacting his or her local human resources representative. The Company may cancel the Holder's ability to participate in the Plan and, in the Administrator's discretion, the Holder may forfeit any outstanding Awards if the Holder refuses or withdraws his or her consents as described herein. For more information on the consequences of refusal to consent or withdrawal of consent, Holders may contact their local human resources representative.

Article 11. Administration

11.1 <u>Administrator</u>. The Committee shall administer the Plan (except as otherwise permitted herein). To the extent necessary to comply with Rule 16b-3 under the Exchange Act, the Committee shall take all action with respect to any Awards, and the individuals taking such action shall consist solely of two or more Non-Employee Directors, each of whom is intended to qualify as a "non-employee director" as defined by Rule 16b-3 under the Exchange Act or any successor rule. Additionally, to the extent required by Applicable Law, each of the individuals constituting the Committee shall be an "independent director" under the rules of any securities exchange or automated quotation system on which the Shares are listed, quoted or traded. Notwithstanding the foregoing, any action taken by the Committee shall be valid and effective, whether or not members of the Committee at the time of such action are later determined not to have satisfied the requirements for membership set forth in this <u>Section 11.1</u> or the Organizational Documents. Notwithstanding the foregoing, (i) the full Board, acting by a majority of its members in office, shall conduct the general administration of the Plan with respect to Awards granted to Non-Employee Directors and, with respect to such Awards, the term "Administrator" as used in the Plan shall be deemed to refer to the Board and (ii) the Board or Committee may delegate its authority hereunder to the extent permitted by <u>Section 11.5</u>.

11.2 <u>Duties and Powers of Administrator</u>. It shall be the duty of the Administrator to conduct the general administration of the Plan in accordance with its provisions. The Administrator shall have the power to interpret the Plan, all Programs and Award Agreements, and to adopt such rules for the administration, interpretation and application of the Plan and any Program as are not inconsistent with the Plan, to interpret, amend or revoke any such rules and to amend the Plan or any Program or Award Agreement; <u>provided</u> that the rights or obligations of the Holder of the Award that is the subject of any such Program or Award Agreement are not materially and adversely affected by such amendment, unless the consent of the Holder is obtained or such amendment is otherwise permitted under <u>Section 10.5</u> or <u>Section 12.10</u>. In its sole discretion, the Board may at any time and from time to time exercise any and all rights and duties of the Committee in its capacity as the Administrator under the Plan except with respect to matters which under Rule 16b-3 under the Exchange Act or any successor rule, or the rules of any securities exchange or automated quotation system on which the Shares are listed, quoted or traded are required to be determined in the sole discretion of the Committee.

11.3 <u>Authority of Administrator</u>. Subject to the Organizational Documents, any specific designation in the Plan and Applicable Law, the Administrator has the exclusive power, authority and sole discretion to:

(a) Designate Eligible Individuals to receive Awards;

(b) Determine the type or types of Awards to be granted to each Eligible Individual (including any Awards granted in tandem with another Award granted pursuant to the Plan);

(c) Determine the number of Awards to be granted and the number of Shares to which an Award will relate;

(d) Determine the terms and conditions of any Award granted pursuant to the Plan, including the exercise price, grant price, purchase price, any Performance Criteria or performance criteria, any restrictions or limitations on the Award, any schedule for vesting, lapse of forfeiture restrictions or restrictions on the exercisability of an Award, and accelerations or waivers thereof, and any provisions related to non-competition and claw-back and recapture of gain on an Award, based in each case on such considerations as the Administrator in its sole discretion determines;

(e) Determine whether, to what extent, and under what circumstances an Award may be settled in, or the exercise price of an Award may be paid, in cash, Shares, other Awards, or other property, or an Award may be canceled, forfeited, or surrendered;

(f) Prescribe the form of each Award Agreement, which need not be identical for each Holder;

(g) Decide all other matters that must be determined in connection with an Award;

(h) Establish, adopt, or revise any Programs, rules and regulations as it may deem necessary or advisable to administer the Plan;

(i) Interpret the terms of, and any matter arising pursuant to, the Plan, any Program or any Award Agreement;

(j) Make all other decisions and determinations that may be required pursuant to the Plan or as the Administrator deems necessary or advisable to administer the Plan; and

(k) Accelerate wholly or partially the vesting or lapse of restrictions of any Award or portion thereof at any time after the grant of an Award, subject to whatever terms and conditions it selects and Section 12.2.

11.4 Decisions Binding. The Administrator's interpretation of the Plan, any Awards granted pursuant to the Plan, any Program or any Award Agreement and all decisions and determinations by the Administrator with respect to the Plan are final, binding and conclusive on all Persons.

11.5 Delegation of Authority. The Board or Committee may from time to time delegate to a committee of one or more members of the Board or one or more officers or other Employees of the Company the authority to grant or amend Awards or to take other administrative actions pursuant to this Article 11; provided, however, that in no event shall an officer or other Employee of the Company be delegated the authority to grant Awards to, or amend Awards held by, the following individuals: (a) individuals who are subject to Section 16 of the Exchange Act, or (b) such individuals to whom authority to grant or amend Awards has been delegated hereunder; provided, further, that any delegation of administrative authority shall only be permitted to the extent it is permissible under any Organizational Documents and Applicable Law. Any delegation hereunder shall be subject to the restrictions and limits that the Board or Committee specifies at the time of such delegation or that are otherwise included in the applicable Organizational Documents, and the Board or Committee, as applicable, may at any time rescind the authority so delegated or appoint a new delegatee. At all times, the delegatee appointed under this Section 11.5 shall serve in such capacity at the pleasure of the Board or the Committee, as applicable, and the Board or the Committee may abolish any committee at any time and re-vest in itself any previously delegated authority.

ARTICLE 12. Miscellaneous Provisions

12.1 Amendment, Suspension or Termination of the Plan.

(a) Except as otherwise provided in Section 12.1(b), the Plan may be wholly or partially amended or otherwise modified, suspended or terminated at any time or from time to time by the Board; provided that, except as provided in Section 10.5 and Section 12.10, no amendment, suspension or termination of the Plan shall, without the consent of the Holder, materially and adversely affect any rights or obligations under any Award theretofore granted or awarded, unless the Award itself otherwise expressly so provides.

(b) Notwithstanding Section 12.1(a), the Board may not, except as provided in Section 12.2, take any of the following actions without approval of the Company's stockholders given within 12 months before or after such action: (i) increase the limit imposed in Section 3.1 on the maximum number of Shares which may be issued under the Plan or the Director Limit, (ii) take any action prohibited under Section 10.6 or materially amend Section 10.6 or (iii) make any amendment to the Plan that requires stockholder approval under Applicable Law.

(c) No Awards may be granted or awarded during any period of suspension or after termination of the Plan, and notwithstanding anything herein to the contrary, in no event may any Award be granted under the Plan after the Expiration Date. Any Awards that are outstanding on the Expiration Date shall remain in force according to the terms of the Plan, the applicable Program and the applicable Award Agreement.

12.2 Changes in Common Stock or Assets of the Company, Acquisition or Liquidation of the Company and Other Corporate Events.

(a) In the event of any stock dividend, stock split, combination or exchange of shares, merger, consolidation or other distribution (other than normal cash dividends) of Company assets to stockholders, or any other change affecting the shares of the Company's stock or the share price of the Company's stock other than an Equity Restructuring, the Administrator may make equitable adjustments, if any, to reflect such change with respect to: (i) the aggregate number and kind of Shares that may be issued under the Plan (including adjustments of the limitations in Section 3.1 on the maximum number and kind of Shares which may be issued under the Plan); (ii) the number and kind of Shares (or other securities or property) subject to outstanding Awards; (iii) the terms and conditions of any outstanding Awards (including any applicable performance targets or criteria with respect thereto); and (iv) the grant or exercise price per share for any outstanding Awards under the Plan.

(b) In the event of any transaction or event described in Section 12.2(a) or any unusual or nonrecurring transactions or events affecting the Company, any Subsidiary of the Company, or the financial statements of the Company or any Subsidiary, or of changes in Applicable Law or Applicable Accounting Standards, the Administrator, in its sole discretion, and on such terms and conditions as it deems appropriate, either by the terms of the Award or by action taken prior to the occurrence of such transaction or event, is hereby authorized to take any one or more of the following actions whenever the Administrator determines that such action is appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan or with respect to any Award under the Plan, to facilitate such transactions or events or to give effect to such changes in Applicable Law or Applicable Accounting Standards:

(i) To provide for the termination of any such Award in exchange for an amount of cash and/or other property with a value equal to the amount that would have been attained upon the exercise of such Award or realization of the Holder's rights (and, for the avoidance of doubt, if as of the date of the occurrence of the transaction or event described in this Section 12.2 the Administrator determines in good faith that no amount would have been attained upon the exercise of such Award or realization of the Holder's rights, then such Award may be terminated by the Company without payment);

(ii) To provide that such Award be assumed by the successor or survivor corporation, or a parent or subsidiary thereof, or shall be substituted for by similar options, rights or awards covering the stock of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and applicable exercise or purchase price, in all cases, as determined by the Administrator;

    (iii) To make adjustments in the number and type of Shares of the Company's stock (or other securities or property) subject to such Award, and/or in the terms and conditions of (including the grant or exercise price), and the criteria included in, outstanding Awards and Awards which may be granted in the future;

    (iv) To provide that such Award shall be exercisable or payable or fully vested with respect to all Shares covered thereby, notwithstanding anything to the contrary in the Plan or the applicable Program or Award Agreement;

    (v) To replace such Award with other rights or property selected by the Administrator; and/or

    (vi) To provide that the Award cannot vest, be exercised or become payable after such event.

(c) In connection with the occurrence of any Equity Restructuring, and notwithstanding anything to the contrary in Sections 12.2(a) and 12.2(b):

    (i) The number and type of securities subject to each outstanding Award and the exercise price or grant price thereof, if applicable, shall be equitably adjusted (and the adjustments provided under this Section 12.2(c)(i) shall be nondiscretionary and shall be final and binding on the affected Holder and the Company); and/or

    (ii) The Administrator shall make such equitable adjustments, if any, as the Administrator, in its sole discretion, may deem appropriate to reflect such Equity Restructuring with respect to the aggregate number and kind of Shares that may be issued under the Plan (including adjustments of the limitation in Section 3.1 on the maximum number and kind of Shares which may be issued under the Plan).

(d) In the event an Award continues in effect or is assumed or an equivalent Award substituted in connection with a Change in Control, and a Holder incurs a Termination of Service without "cause" (as such term is defined in the sole discretion of the Administrator, or as set forth in the Award Agreement relating to such Award) upon or within 12 months following the Change in Control, then such Holder shall be fully vested in such continued, assumed or substituted Award.

(e) In the event that the successor corporation in a Change in Control refuses to assume or substitute for an Award (or any portion thereof), the Administrator may cause (i) any or all of such Award (or portion thereof) to terminate in exchange for cash, rights or other property pursuant to Section 12.2(b)(i) or (ii) any or all of such Award (or portion thereof) to become fully exercisable immediately prior to the consummation of such transaction and all forfeiture restrictions on any or all of such Award to lapse. If any such Award is exercisable in lieu of assumption or substitution in the event of a Change in Control, the Administrator shall notify the Holder that such Award shall be fully exercisable for a period of 15 days from the date of such notice, contingent upon the occurrence of the Change in Control, and such Award shall terminate upon the expiration of such period.

(f) For the purposes of this Section 12.2, an Award shall be considered assumed if, following the Change in Control, the Award confers the right to purchase or receive, for each Share subject to the Award immediately prior to the Change in Control, the consideration (whether stock, cash, or other securities or property) received in the Change in Control by holders of Common Stock for each Share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares); provided, however, that if such consideration received in the Change in Control was not solely common stock of the successor corporation or its parent, the Administrator may, with the consent of the successor corporation, provide for the consideration to be received upon the exercise of the Award, for each Share subject to an Award, to be solely common stock of the successor corporation or its parent equal in fair market value to the per-share consideration received by holders of Common Stock in the Change in Control.

(g) The Administrator, in its sole discretion, may include such further provisions and limitations in any Award, agreement or certificate, as it may deem equitable and in the best interests of the Company that are not inconsistent with the provisions of the Plan.

(h) Unless otherwise determined by the Administrator, no adjustment or action described in this Section 12.2 or in any other provision of the Plan shall be authorized to the extent it would (i) cause the Plan to violate Section 422(b)(1) of the Code, (ii) result in short-swing profits liability under Section 16 of the Exchange Act or violate the exemptive conditions of Rule 16b-3 under the Exchange Act, or (iii) cause an Award to fail to be exempt from or comply with Section 409A.

(i) The existence of the Plan, any Program, any Award Agreement and/or the Awards granted hereunder shall not affect or restrict in any way the right or power of the Company or the stockholders of the Company to make or authorize any adjustment, recapitalization, reorganization or other change in the Company's capital structure or its business, any merger or consolidation of the Company, any issue of stock or of options, warrants or rights to purchase stock or of bonds, debentures, preferred or prior preference stocks the rights of which are superior to or affect the Common Stock or the rights thereof or that are convertible into or exchangeable for Common Stock, or the dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.

(j) In the event of any pending stock dividend, stock split, combination or exchange of shares, merger, consolidation or other distribution (other than normal cash dividends) of Company assets to stockholders, or any other change affecting the Shares or the share price of the Common Stock including any Equity Restructuring, for reasons of administrative convenience, the Administrator, in its sole discretion, may refuse to permit the exercise of any Award during a period of up to 30 days prior to the consummation of any such transaction.

12.3 **Approval of Plan by Stockholders.** The Plan shall be submitted for the approval of the Company's stockholders within 12 months after the date of the Board's initial adoption of the Plan.

12.4 **No Stockholders Rights.** Except as otherwise provided herein or in an applicable Program or Award Agreement, a Holder shall have none of the rights of a stockholder with respect to Shares covered by any Award until the Holder becomes the record owner of such Shares.

12.5 **Paperless Administration.** In the event that the Company establishes, for itself or using the services of a third party, an automated system for the documentation, granting or exercise of Awards, such as a system using an internet website or interactive voice response, then the paperless documentation, granting or exercise of Awards by a Holder may be permitted through the use of such an automated system.

12.6 <u>Effect of Plan upon Other Compensation Plans</u>. The adoption of the Plan shall not affect any other compensation or incentive plans in effect for the Company or any Subsidiary. Nothing in the Plan shall be construed to limit the right of the Company or any Subsidiary: (a) to establish any other forms of incentives or compensation for Employees, Directors or Consultants of the Company or any Subsidiary, or (b) to grant or assume options or other rights or awards otherwise than under the Plan in connection with any proper corporate purpose including the grant or assumption of options in connection with the acquisition by purchase, lease, merger, consolidation or otherwise, of the business, stock or assets of any corporation, partnership, limited liability company, firm or association.

12.7 <u>Compliance with Laws</u>. The Plan, the granting and vesting of Awards under the Plan and the issuance and delivery of Shares and the payment of money under the Plan or under Awards granted or awarded hereunder are subject to compliance with all Applicable Law (including state, federal and foreign securities law and margin requirements), and to such approvals by any listing, regulatory or governmental authority as may, in the opinion of counsel for the Company, be necessary or advisable in connection therewith. Any securities delivered under the Plan shall be subject to such restrictions, and the person acquiring such securities shall, if requested by the Company, provide such assurances and representations to the Company as the Company may deem necessary or desirable to assure compliance with all Applicable Law. The Administrator, in its sole discretion, may take whatever actions it deems necessary or appropriate to effect compliance with Applicable Law, including placing legends on share certificates and issuing stop-transfer notices to agents and registrars. Notwithstanding anything to the contrary herein, the Administrator may not take any actions hereunder, and no Awards shall be granted, that would violate Applicable Law. To the extent permitted by Applicable Law, the Plan and Awards granted or awarded hereunder shall be deemed amended to the extent necessary to conform to Applicable Law.

12.8 <u>Interpretation</u>. The titles and headings of the Sections in the Plan are for convenience of reference only and, in the event of any conflict, the text of the Plan, rather than such titles or headings, shall control. References to sections of the Code or the Exchange Act shall include any amendment or successor thereto. The word "including" and words of similar import when used in this Agreement will mean "including, without limitation," unless otherwise specified.

12.9 <u>Governing Law</u>. The Plan and any Programs and Award Agreements hereunder shall be administered, interpreted and enforced under the internal laws of the State of Delaware without regard to conflicts of laws thereof or of any other jurisdiction.

12.10 <u>Section 409A</u>. To the extent that the Administrator determines that any Award granted under the Plan is subject to Section 409A, the Plan, the Program pursuant to which such Award is granted and the Award Agreement evidencing such Award shall incorporate the terms and conditions required by Section 409A. In that regard, to the extent any Award under the Plan or any other compensatory plan or arrangement of the Company or any of its Subsidiaries is subject to Section 409A, and such Award or other amount is payable on account of a Holder's Termination of Service (or any similarly defined term), then (a) such Award or amount shall only be paid to the extent such Termination of Service qualifies as a "separation from service" as defined in Section 409A, and (b) if such Award or amount is payable to a "specified employee" as defined in Section 409A then to the extent required in order to avoid a prohibited distribution under Section 409A, such Award or other compensatory payment shall not be payable prior to the earlier of (i) the expiration of the six-month period measured from the date of the Holder's Termination of Service, and (ii) the date of the Holder's death. To the extent applicable, the Plan, any Program and any Award Agreements shall be interpreted in accordance with Section 409A. Notwithstanding any provision of the Plan to the contrary, in the event that following the Effective Date the Administrator determines that any Award may be subject to Section 409A, the Administrator may (but is not obligated to), without a Holder's consent, adopt such amendments to the Plan and the applicable Program and Award Agreement or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions, that the Administrator determines are necessary or appropriate to (A) exempt the Award from Section 409A and/or preserve the intended tax treatment of the benefits provided with respect to the Award, or (B) comply with the requirements of Section 409A and thereby avoid the application of any penalty taxes under Section 409A. The Company makes no representations or warranties as to the tax treatment of any Award under Section 409A or otherwise. The Company shall have no obligation under this <u>Section 12.10</u> or otherwise to take any action (whether or not described herein) to avoid the imposition of taxes, penalties or interest under Section 409A with respect to any Award and shall have no liability to any Holder or any other person if any Award, compensation or other benefits under the Plan are determined to constitute non-compliant "nonqualified deferred compensation" subject to the imposition of taxes, penalties and/or interest under Section 409A.

12.11 <u>Unfunded Status of Awards</u>. The Plan is intended to be an "unfunded" plan for incentive compensation. With respect to any payments not yet made to a Holder pursuant to an Award, nothing contained in the Plan or any Program or Award Agreement shall give the Holder any rights that are greater than those of a general creditor of the Company or any Subsidiary.

12.12 <u>Indemnification</u>. To the extent permitted under Applicable Law and the Organizational Documents, each member of the Administrator shall be indemnified and held harmless by the Company from any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by such member in connection with or resulting from any claim, action, suit, or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action or failure to act pursuant to the Plan and against and from any and all amounts paid by him or her in satisfaction of judgment in such action, suit, or proceeding against him or her; <u>provided</u> he or she gives the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled pursuant to the Organizational Documents, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

12.13 <u>Relationship to other Benefits</u>. No payment pursuant to the Plan shall be taken into account in determining any benefits under any pension, retirement, savings, profit sharing, group insurance, welfare or other benefit plan of the Company or any Subsidiary except to the extent otherwise expressly provided in writing in such other plan or an agreement thereunder.

12.14 <u>Expenses</u>. The expenses of administering the Plan shall be borne by the Company and its Subsidiaries.

Cognizant Technology Solutions Corporation 2023 Incentive Award Plan Sub-Plan for UK Participants

1. Purpose

Pursuant to the powers granted by the Administrator in Section 4.5(d) of the Cognizant Technology Solutions 2023 Incentive Award Plan (as it may be amended or restated from time to time, the "Plan"), the Administrator has adopted this UK Sub-Plan (the "Sub-Plan"). The purpose of the Sub-Plan is to promote the success and enhance the value of Cognizant Technology Solutions Corporation (the "Company") by linking the individual interests of the Employees to those of Company stockholders and by providing the Employees with an incentive for outstanding performance to generate superior returns to Company stockholders. The Plan is further intended to provide flexibility to the Company in its ability to motivate, attract, and retain the services of Employees upon whose judgment, interest, and special effort the successful conduct of the Company's operation is largely dependent.

The Sub-Plan forms the rules of the employee share scheme applicable to the United Kingdom based Employees of the Company and any Subsidiaries. All Awards granted to Employees of the Company or any Subsidiaries who are based in the United Kingdom will be granted on similar terms. Other service providers who are not Employees (such as Consultants or Non-Employee Directors) are not eligible to receive Awards and become participants pursuant to this Sub-Plan.

2. Definitions and Construction

Capitalized terms used in the Sub-Plan which are not defined herein shall have the meaning given in the Plan, and where the context requires any references to the "Plan" in those definitions shall be a reference to the Sub-Plan. The singular pronoun shall include the plural where the context so indicates.

The defined terms set out in Article 2 of the Plan shall apply to this Sub-Plan as if references to the Plan are references to the Sub-Plan save that wherever the following terms are: (i) used in the Sub-Plan or (ii) used in the Plan but apply to Awards made under the Sub-Plan, they shall have the meanings specified below, unless the context clearly indicates otherwise.

(a) "**Eligible Individual**" shall be interpreted as referring only to Employees;

(b) "**Employer**" shall be interpreted as the Company or the Subsidiary that is the Holder's employer or former employer, as applicable;

(c) "**Option**" shall mean a right to purchase Shares at a specified exercise price, granted under Article 5 and all Options granted to Employees based in the United Kingdom will be Non-Qualified Stock Options; and

(d) "**Termination of Service**" shall be interpreted as referring only to the date the participant ceases to be an Employee in accordance with Section 2.49(c) of the Plan when that phrase in the Plan is used in the context of the Sub-Plan and Awards granted to Employees based in the United Kingdom.

3. Shares subject to the Plan

The aggregate number of Shares which may be issued or transferred pursuant to Awards under the Sub-Plan, when taken together with the number of which may be issued or transferred pursuant to Awards under the Plan or any other sub-plan shall not exceed the limit specified by Section 3 of the Plan, as amended from time to time.

The provisions of Article 3 of the Plan shall apply to this Sub-Plan as if references to the Plan are references to the Sub-Plan save that the following words in Section 3.1(b) shall be omitted:

"*Notwithstanding the provisions of this Section 3.1(b), no Shares may again be optioned, granted or awarded if such action would cause an Incentive Stock Option to fail to qualify as an incentive stock option under Section 422 of the Code.*"

4. Granting of Awards

The provisions of Article 4 of the Plan shall apply to this Sub-Plan as if references to the Plan are references to the Sub-Plan save that:

(a) In Section 4.1, the following words shall be omitted:

"*Except for any Non-Employee Director's right to Awards that may be required pursuant to the Non-Employee Director Equity Compensation Policy as described in Section 4.6*"

(b) In Section 4.2, the following words shall be omitted:

"*Award Agreements evidencing Incentive Stock Options shall contain such terms and conditions as may be necessary to meet the applicable provisions of Section 422 of the Code*".

(c) Section 4.4 shall be replaced with the following:

"*Terms of Employment. Nothing in the Sub-Plan or any Program or Award Agreement hereunder shall confer upon any Holder any right to continue in the employment of the Company or any Subsidiary, or shall interfere with or restrict in any way the rights of the Company and any Subsidiary, which rights are expressly reserved, to discharge any Holder at any time for any reason whatsoever, with or without cause, and with or without notice, or to terminate or change all other terms and conditions of employment or engagement, except to the extent expressly provided otherwise in a written agreement between the Holder and the Company or any Subsidiary.*"

(d) Section 4.6 "Non-Employee Director Awards" shall be omitted from the Sub-Plan.

5. Granting of Options and Stock Appreciation Rights

The provisions of Article 5 of the Plan shall apply to this Sub-Plan as if references to the Plan are references to the Sub-Plan save that Section 5.2 "Qualification of Incentive Stock Options" and the provisions in Sections 5.3 and 5.4 of the Plan detailing specific requirements for Incentive Stock Options shall be omitted.

6. Exercise of Options and Stock Appreciation Rights

The provisions of Article 6 of the Plan shall apply to this Sub-Plan as if references to the Plan are references to the Sub-Plan save that Section 6.4 of the Plan shall be omitted.

7. Award of Restricted Stock

The provisions of Article 7 of the Plan shall apply to this Sub-Plan as if references to the Plan are references to the Sub-Plan save that Section 7.5 of the Plan shall be omitted.

8. Award of Restricted Stock Units

The provisions of Article 8 of the Plan shall apply to this Sub-Plan as if references to the Plan are references to the Sub-Plan.

9. Award of Other Stock or Cash Based Awards and Dividend Equivalents

The provisions of Article 9 of the Plan shall apply to this Sub-Plan as if references to the Plan are references to the Sub-Plan.

10. Additional Terms of Awards

The provisions of Article 10 of the Plan shall apply to this Sub-Plan as if references to the Plan are references to the Sub-Plan save that:

(a) Section 10.2 of the Plan shall be replaced with the following:

"*(a) The Holder shall indemnify the Employer in respect of any income tax, employee's National Insurance contributions ("**NICs**") and (at the discretion of the Company) employer's NICs arising in connection with a Holder's Award, any Shares relating to a Holder's Award, or any election under section 431(1) or Section 431(2) of the Income Tax (Earnings and Pensions) Act 2003 ("**ITEPA**"), as referred to in Section 10.2(e)(i) below (the "**Tax Liability**").*

(b) *Unless the Holder pays the Tax Liability to the Company or Employer by cash or cheque in connection with an Award, withholding may be effected, at the Company's option, by withholding Shares issuable in connection with an Award (provided that the Shares may be withheld only to the extent that such withholding will not result in adverse accounting treatment for the Company or Employer). The Holder acknowledges that the Company and the Employer shall have the right to deduct any taxes required to be withheld by law in connection with an Award from any amounts payable by it to the Holder (including, without limitation, from cash payable under an Award and from future cash wages).*

(c) *The Holder's obligations under Sections 10.2(a) and (b) shall not be affected by any failure of the Company or Employer to withhold shares or deduct from payments of remuneration under Section 10.2(b).*

(d) *The Company or Employer may:*

(i) *on the date of grant of an Award, direct that the Tax Liability shall not include employer's NICs; or*

(ii) *at any time after the date of grant of an Award, but before Shares are delivered to the Holder pursuant to an Award, release the Holder from their obligations in respect of employer's NICs under this Section 10 so that employer's NICs do not form part of the Tax Liability.*

(e) *At the request of the Company or Employer, on or before Shares are delivered to the Holder pursuant to an Award, the Holder must:*

(i) *using a form approved by the Company or Employer, enter into a joint election under section 431(1) or Section 431(2) of ITEPA, in respect of the Shares to be acquired; and/or*

(ii) *elect, to the extent permitted by law, and using a form approved by His Majesty's Revenue and Customs, that the whole or any part of the liability for employer's NICs arising in connection with the Holder's Award shall be transferred to the Holder.*

(f) *The Award Agreement shall include the appointment of the Company and the Employer as the Holder's agent for the purpose of Section 10.2(e)."*

(b) The provisions in Sections 10.3(b) and 10.7 of the Plan relating specifically to Incentive Stock Options shall be omitted from the Sub-Plan.

11. Administration

The provisions of Article 11 of the Plan shall apply to this Sub-Plan as if references to the Plan are references to the Sub-Plan;

Additional information

12. Miscellaneous Provisions

The provisions of Article 12 of the Plan shall apply to this Sub-Plan as if references to the Plan are references to the Sub-Plan save that Section 12.10 of the Plan shall only apply to Awards under the Sub-Plan to the extent subject to Section 409A.

In the event of a conflict between the terms of the Sub-Plan and the Plan with respect to Awards granted to Employees based in the United Kingdom under the Sub-Plan, the terms of the Sub-Plan will control.

Appendix B

Amendment to Cognizant Technology Solutions Corporation 2004 Employee Stock Purchase Plan (As Amended and Restated Effective as of January 1, 2022)

WHEREAS, Cognizant Technology Solutions Corporation, a Delaware corporation (the "Company") maintains the Cognizant Technology Solutions Corporation 2004 Employee Stock Purchase Plan (as amended and restated, the "Plan"); and

WHEREAS, pursuant to Section 22.1(a) thereof, the Board of Directors of the Company (the "Board of Directors") may amend the Plan at any time to increase the total number of shares of the Company's Common Stock that may be purchased by all Participants, subject to the approval of the Company's stockholders.

NOW, THEREFORE, pursuant to its authority under Article 22 of the Plan, the Board of Directors hereby amends the Plan as follows, effective as of June 6, 2023 (the "Amendment Effective Date"), subject to approval of the stockholders of the Company:

1. Article 4 of the Plan is hereby amended and restated in its entirety to read as follows:

    "There shall be 50,000,000 shares of Common Stock reserved for issuance to and purchase by Participants under the Plan. Such share reserve includes (i) the 40,000,000 shares of Common Stock previously reserved for issuance under the Plan (after giving effect to the two-for-one stock split of Common Stock that occurred on March 10, 2014), plus (ii) an increase of 10,000,000 shares of Common Stock approved by the Board of Directors on April 17, 2023, subject to stockholder approval at the Company's 2023 Annual Meeting of Stockholders. The shares of Common Stock subject to the Plan shall be either shares of authorized but unissued Common Stock or shares of Common Stock reacquired by the Company. Shares of Common Stock subject to any unexercised portion of any terminated option may again be granted under the Plan."

2. This Amendment shall be interpreted and construed in accordance with the laws of the State of Delaware and applicable federal law.

3. All capitalized terms used but not otherwise defined herein shall have the meaning assigned to them in the Plan. Except as expressly amended hereby, the Plan shall remain in full force and effect in accordance with its terms.

Cognizant Technology Solutions Corporation 2004 Employee Stock Purchase Plan (As Amended and Restated Effective as of January 1, 2022)

Article 1. Definitions

1.1 "Account" means the book account established for a Participant under Article 9 hereunder.

1.2 "Board of Directors" shall mean the Board of Directors of the Company.

1.3 "Code" shall mean the Internal Revenue Code of 1986, as amended.

1.4 "Committee" shall mean the Compensation Committee of the Board of Directors appointed and acting in accordance with the terms of the Plan.

1.5 "Common Stock" shall mean shares of the Company's Class A Common Stock, par value $.01 per share, and such other securities of the Company that may be substituted therefor pursuant to Article 21.

1.6 "Company" shall mean Cognizant Technology Solutions Corporation, a Delaware corporation. When used in the Plan with reference to employment, Company shall include Designated Subsidiaries.

1.7 "Compensation" shall mean the total cash compensation paid to an Eligible Employee by the Company or any Designated Subsidiary, as reportable on IRS Form W-2. Notwithstanding the foregoing, Compensation shall exclude severance pay, stay-on bonuses, long term bonuses, retirement income, change-in-control payments, contingent payments, income derived from stock options, stock appreciation rights and other equity-based compensation and other forms of special remuneration.

1.8 "Designated Subsidiary" shall mean any Subsidiary the employees of which the Committee from time to time determines to extend the benefits of the Plan to.

1.9 "Effective Date" shall mean April 1, 2004.

1.10 "Eligible Employees" shall mean only those persons who, as of immediately after they are granted an option for a Purchase Period, are Employees not deemed for purposes of Section 423(b)(3) of the Code to own stock possessing 5% or more of the total combined voting power or value of all classes of stock of the Company.

1.11 "Employees" shall mean all persons who are employed as common-law employees by the Company or any Designated Subsidiary, excluding persons (i) whose customary employment is 20 hours or less per week, or (ii) whose customary employment is for not more than five months in a calendar year.

1.12 "Exercise Date" shall mean the last day of a Purchase Period.

1.13 "Fair Market Value" per share of Common Stock on any relevant date shall be the closing price per share of Common Stock at the close of regular hours trading (i.e., before after-hours trading begins) on the date in question on the Stock Exchange serving as the primary market for the Common Stock, as such price is reported by the National Association of Securities Dealers (if primarily traded on the Nasdaq Select or Global Select Market) or as officially quoted in the composite tape of transactions on any other Stock Exchange on which the Common Stock is then primarily traded. If there is no closing selling price for the Common Stock on the date in question, then the Fair Market Value shall be the closing selling price on the last preceding date for which such quotation exists.

1.14 "Participant" shall mean an Eligible Employee who elects to participate in the Plan under Article 7 hereunder.

1.15 "Plan" shall mean the Cognizant Technology Solutions Corporation 2004 Employee Stock Purchase Plan, as set forth herein and as amended from time to time.

1.16 "Purchase Period" shall mean quarterly purchase periods that begin on the first business day of, and end on the last business day of, each calendar period, unless modified by the Committee not less than 60 days in advance of the commencement of such modified period. The last Purchase Period under the Plan shall terminate on or before the date of termination of the Plan provided in Article 25.

1.17 "Stock Exchange" shall mean the Nasdaq Global or Global Select Market or the New York Stock Exchange.

1.18 "Subsidiary" shall mean any corporation that is a subsidiary of the Company within the meaning of Section 424(f) of the Code.

1.19 "Termination of Service" shall mean the earliest of the following events with respect to a Participant: his retirement, death, resignation, discharge or permanent separation from service with the Company.

The masculine gender includes the feminine, the singular number includes the plural and the plural number includes the singular unless the context otherwise requires.

Article 2. Purpose

2.1 It is the purpose of this Plan to provide a means whereby Eligible Employees may purchase Common Stock through payroll deductions. It is intended to provide a further incentive for Employees to promote the best interests of the Company and to encourage stock ownership by Employees in order to participate in the Company's economic progress.

2.2 It is the intention of the Company to have the Plan qualify as an "employee stock purchase plan" within the meaning of Section 423 of the Code and the provisions of the Plan shall be construed in a manner consistent with the Code.

Article 3. Administration

The Plan shall be administered by the Committee. The Committee shall have authority to make rules and regulations for the administration of the Plan, and its interpretations and decisions with regard thereto shall be final and conclusive. The Committee shall have all necessary authority to communicate, from time to time, with Eligible Employees and Participants for purposes of administering the Plan, and shall notify Eligible Employees promptly of its election of the term of each forthcoming Purchase Period, if other than quarterly.

Article 4. Shares

There shall be 40,000,000 shares of Common Stock reserved for issuance to and purchase by Participants under the Plan. Such share reserve includes (i) the 28,000,000 shares of Common Stock previously reserved for issuance under the Plan (after giving effect to the two-for-one stock split of Common Stock that occurred on March 10, 2014), plus (ii) an increase of 12,000,000 shares of Common Stock approved by the Board of Directors on February 27, 2018, subject to stockholder approval at the Company's 2018 Annual Meeting of Stockholders. The shares of Common Stock subject to the Plan shall be either shares of authorized but unissued Common Stock or shares of Common Stock reacquired by the Company. Shares of Common Stock subject to any unexercised portion of any terminated option may again be granted under the Plan.

Article 5. Purchase Price

The purchase price per share of Common Stock sold under this Plan for any Purchase Period shall be equal to 95% of the Fair Market Value of a share of Common Stock on the Exercise Date of such Purchase Period.

Article 6. Grant of Option to Purchase Shares and Accrual Limitations

6.1 Each Eligible Employee shall be granted an option effective on the first day of each Purchase Period to purchase a number of full shares of Common Stock. Unless the Committee determines otherwise prior to the start date of the applicable Purchase Period and subject to the limitations set forth in this Article 6, each option granted for a Purchase Period beginning on or after January 1, 2010 shall provide the Participant with the right to purchase shares of Common Stock under this Plan with an aggregate Fair Market Value of up to $25,000 (as determined on the first day of the Purchase Period) on the related Exercise Date.

6.2 Anything herein to the contrary notwithstanding, if, as of the first day of a Purchase Period, any Eligible Employee entitled to purchase shares hereunder would be deemed for the purposes of Section 423(b)(3) of the Code to own stock (including any number of shares which such person would be entitled to purchase hereunder) possessing 5% or more of the total combined voting power or value of all classes of stock of the Company, the maximum number of shares which such person shall be entitled to purchase pursuant to the Plan shall be reduced to that number that when added to the number of shares of stock of the Company which such person is so deemed to own (excluding any number of shares which such person would be entitled to purchase hereunder), is one less than such 5%.

6.3 The Committee shall have the discretionary authority, exercisable prior to the start of any Purchase Period under the Plan, to increase or decrease the limitations to be in effect for the number of shares purchasable per Participant and in total by all Participants on each Exercise Date.

Article 7. Election to Participate

7.1 An Eligible Employee may elect to become a Participant in this Plan by completing a "Stock Purchase Agreement" form or otherwise indicating an election via electronic enrollment prior to the first day of the Purchase Period. In the Stock Purchase Agreement, the Eligible Employee shall authorize regular payroll deductions from his Compensation subject to the limitations in Article 8 below. Options granted to Eligible Employees who fail to authorize payroll deductions will automatically lapse. If a Participant's payroll deductions allow him to purchase fewer than the maximum number of shares of Common Stock to which his option entitles him, the option with respect to the shares that he does not purchase will lapse as of the relevant Exercise Date.

7.2 The execution and delivery of the Stock Purchase Agreement as between the Participant and the Company shall be conditioned upon the compliance by the Company at such time with Federal (and any applicable state) securities laws.

Article 8. Payroll Deductions

8.1 An Eligible Employee may authorize payroll deductions from his Compensation for each payroll period of a specified percentage of such Compensation, not less than 1% and not more than 15%, in multiples of 1%.

8.2 The amount of payroll deduction shall be established prior to the beginning of a Purchase Period and may not be altered, except for complete discontinuance under Article 11, 13 or 14 hereunder.

8.3 For a given Purchase Period, payroll deductions shall commence on the first day of the Purchase Period and shall end on the related Exercise Date, unless sooner terminated as provided in the Plan.

Article 9. Employee Stock Purchase Account

An Account will be established for each Participant in the Plan. Payroll deductions made under Article 8 will be credited to the individual Accounts and no interest or other earnings will be credited to a Participant's Account. The amounts collected from the Participant shall not be required to be held in any segregated account or trust fund and may be commingled with the general assets of the Company and used for general corporate purposes.

Article 10. Purchase of Shares

10.1 If, as of any Exercise Date, there is credited to the Account of a Participant an amount at least equal to the purchase price of one share of Common Stock for the current Purchase Period, as determined in Article 5, the Participant shall buy and the Company shall sell at such price the largest number of whole shares of Common Stock which can be purchased with the amount in his Account, subject to the limitations set forth in Article 6.

10.2 Any balance remaining in a Participant's Account at the end of a Purchase Period will be carried forward into the Participant's Account for the following Purchase Period. However, in no event will the balance carried forward be equal to or exceed the purchase price of one share of Common Stock as determined in Article 5 above. Notwithstanding the foregoing provisions of this paragraph, if as of any Exercise Date the provisions of Article 15 are applicable to the Purchase Period ending on such Exercise Date, and the Committee reduces the number of shares that would otherwise be purchased by Participants on such Exercise Date, the entire balance remaining credited to the Account of each Participant after the purchase of the applicable number of shares of Common Stock on such Exercise Date shall be refunded to each such Participant.

10.3 Anything herein to the contrary notwithstanding, no Participant may, in any calendar year, purchase a number of shares of Common Stock under this Plan that, together with all other shares of stock of the Company and its Subsidiaries that he may be entitled to purchase in such year under all other employee stock purchase plans of the Company and its subsidiaries that meet the requirements of Section 423(b) of the Code, have an aggregate Fair Market Value (measured as of the first day of each applicable Purchase Period) in excess of $25,000 and, if as of any Exercise Date the foregoing limitation is applicable to the Purchase Period ending on such Exercise Date, the balance remaining credited to the Account of such Participant in excess of such limitation after the purchase of the applicable number of shares of Common Stock (if any) on such Exercise Date shall be refunded to such Participant. The limitation described in the preceding sentence shall be applied in a manner consistent with Section 423(b)(8) of the Code.

10.4 No refund of an Account balance made pursuant to the Plan shall include any amount in respect of interest or other imputed earnings.

10.5 At the time a Participant's rights under the Plan are exercised, in whole or in part, or at the time some or all of the Common Stock issued under the Plan is disposed of, the Participant must make adequate provision for the Company's federal, state, or other tax withholding obligations, if any, that arise upon the exercise of the right or the disposition of the Common Stock. At any time, the Company may, but shall not be obligated to, withhold from the Participant's compensation the amount necessary for the Company to meet applicable withholding obligations.

Article 11. Withdrawal

A Participant may withdraw from the Plan at any time prior to the Exercise Date of a Purchase Period by filing a notice of withdrawal. Upon a Participant's withdrawal, the payroll deductions shall cease for the next payroll period and the entire amount credited to his Account shall be refunded to him. Any Participant who withdraws from the Plan may again become a Participant hereunder at the start of the next Purchase Period in accordance with Article 7.

Article 12. Issuance of Stock Certificates

The shares of Common Stock purchased by a Participant shall, for all purposes, be deemed to have been issued and sold at the close of business on the Exercise Date. Prior to that date, none of the rights or privileges of a stockholder of the Company shall exist with respect to such shares. Stock certificates shall be registered either in the Participant's name or jointly in the names of the Participant and his spouse, as the Participant shall designate in his Stock Purchase Agreement. Such designation may be changed at any time by filing notice thereof. Certificates representing shares of purchased Common Stock shall be delivered promptly to the Participant following issuance.

Article 13. Termination of Service

13.1 Upon a Participant's Termination of Service for any reason other than death or voluntary termination of employment on or after attaining age 55 ("Retirement"), no payroll deduction may be made from any Compensation due him as of the date of his Termination of Service and the entire balance credited to his Account shall be automatically refunded to him.

13.2 Upon a Participant's Retirement, no payroll deduction shall be made from any Compensation due him as of the date of his Retirement. Such a Participant may, prior to Retirement, elect:

(a) to have the entire amount credited to his Account as of the date of his Retirement refunded to him, or

(b) to have the entire amount credited to his Account held therein and utilized to purchase shares on the Exercise Date as provided in Article 10.

13.3 Upon the death of a Participant, no payroll deduction shall be made from any Compensation due him at time of death, and the entire balance in the deceased Participant's Account shall be paid to the Participant's designated beneficiary, or otherwise to his estate.

Article 14. Authorized Leave of Absence, Disability

14.1 Payroll deductions shall cease during a period of absence without pay from work due to a Participant's authorized leave of absence, disability or for any other reason. If such Participant shall return to active service prior to the Exercise Date for the current Purchase Period, payroll deductions shall be resumed in accordance with his prior authorization.

Additional Information

14.2 If the Participant shall not return to active service prior to the Exercise Date for the current Purchase Period, the balance of his Stock Purchase Account will be used to purchase shares on the Exercise Date as provided in Article 10, unless the Participant elects to withdraw from the Plan in accordance with Article 11.

Article 15. Procedure if Insufficient shares Available

In the event that on any Exercise Date the aggregate funds available for the purchase of shares of Common Stock pursuant to Article 10 hereof would result in purchases of shares in excess of the number of shares of Common Stock then available for purchase under the Plan, the Committee shall proportionately reduce the number of shares that would otherwise be purchased by each Participant on the Exercise Date in order to eliminate such excess, and the provisions of the second paragraph of Article 10 shall apply.

Article 16. Rights not Transferable

The right to purchase shares of Common Stock under this Plan is exercisable only by the Participant during his lifetime and is not transferable by him. If a Participant attempts to transfer his right to purchase shares under the Plan, he shall be deemed to have requested withdrawal from the Plan and the provisions of Article 11 hereof shall apply with respect to such Participant.

Article 17. No Obligation to Exercise Option

Granting of an option under this Plan shall impose no obligation on an Eligible Employee to exercise such option.

Article 18. No Guarantee of Continued Employment

Granting of an option under this Plan shall imply no right of continued employment with the Company for any Eligible Employee.

Article 19. Notice

19.1 Any notice that an Eligible Employee or Participant files pursuant to this Plan shall be in writing and shall be delivered personally or by mail addressed to the Committee, c/o Chief Executive Officer at Glenpointe Centre West, 300 Frank W. Burr Blvd., Teaneck, NJ 07666, or such other person or location as may be specified by the Committee.

19.2 Each Participant shall give prompt notice to the Company of any disposition or other transfer of any shares of Common Stock purchased upon exercise of a right under the Plan if such disposition or transfer is made: (a) within two years from the first day of the Purchase Period in which the shares of Common Stock were purchased or (b) within one year after the Exercise Date on which such shares of Common Stock were purchased. Such notice shall specify the date of such disposition or other transfer and the amount realized, in cash, other property, assumption of indebtedness or other consideration, by the Participant in such disposition or other transfer.

Article 20. Repurchase of Stock

The Company shall not be required to repurchase from any Participant shares of Common Stock acquired under this Plan.

Article 21. Adjustments upon Changes in Stock

21.1 Subject to Section 21.3, in the event that the Committee determines that any dividend or other distribution (whether in the form of cash, Common Stock, other securities, or other property), reorganization, merger, amalgamation, consolidation, combination, repurchase, recapitalization, liquidation, dissolution, or sale, transfer, exchange or other disposition of all or substantially all of the assets of the Company, or sale or exchange of Common Stock or other securities of the Company, issuance of warrants or other rights to purchase Common Stock or other securities of the Company, or other similar corporate transaction or event, as determined by the Committee, affects the Common Stock such that an adjustment is determined by the Committee to be appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended by the Company to be made available under the Plan or with respect to any outstanding purchase rights under the Plan, the Committee shall make equitable adjustments, if any, to reflect such change with respect to (a) the aggregate number and type of shares of Common Stock (or other securities or property) that may be issued under the Plan (including, but not limited to, adjustments of the limitations in Article 4 and the limitations established in each Stock Purchase Agreement); (b) the class(es) and number of shares of Common Stock and price per share of Common Stock subject to outstanding rights; and (c) the Purchase Price with respect to any outstanding rights.

21.2 Subject to Section 21.3, in the event of any transaction or event described in Section 21.1 or any unusual or nonrecurring transactions or events affecting the Company, any affiliate of the Company, or the financial statements of the Company or any affiliate, or of changes in applicable law or accounting principles, the Committee, in its discretion, and on such terms and conditions as it deems appropriate, is hereby authorized to take any one or more of the following actions whenever the Committee determines that such action is appropriate in order to prevent the dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan or with respect to any right under the Plan, to facilitate such transactions or events or to give effect to such changes in laws, regulations or principles:

   (a) To provide for either (i) termination of any outstanding right in exchange for an amount of cash, if any, equal to the amount that would have been obtained upon the exercise of such right had such right been currently exercisable or (ii) the replacement of such outstanding right with other rights or property selected by the Committee in its sole discretion;

(b) To provide that the outstanding rights under the Plan shall be assumed by the successor or survivor corporation, or a parent or subsidiary thereof, or shall be substituted for by similar rights covering the stock of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and prices;

(c) To make adjustments in the number and type of shares (or other securities or property) subject to outstanding rights under the Plan and/or in the terms and conditions of outstanding rights and rights that may be granted in the future;

(d) To provide that Participants' accumulated payroll deductions may be used to purchase Common Stock prior to the next occurring Exercise Date on such date as the Committee determines in its sole discretion and the Participants' rights under the ongoing Purchase Period(s) shall be terminated; and

(e) To provide that all outstanding rights shall terminate without being exercised.

21.3 No adjustment or action described in this Article 21 or in any other provision of the Plan shall be authorized to the extent that such adjustment or action would cause the Plan to fail to satisfy the requirements of Section 423 of the Code.

21.4 Except as expressly provided in the Plan, no Participant shall have any rights by reason of any subdivision or consolidation of shares of stock of any class, the payment of any dividend, any increase or decrease in the number of shares of stock of any class or any dissolution, liquidation, merger, or consolidation of the Company or any other corporation. Except as expressly provided in the Plan or pursuant to action of the Committee under the Plan, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number of Shares subject to outstanding rights under the Plan or the Purchase Price with respect to any outstanding rights.

21.5 The foregoing adjustments and the manner of application of the foregoing provisions shall be determined by the Committee in its sole discretion. Any such adjustment shall provide for the elimination of any fractional share that might otherwise become subject to an option.

Article 22. Amendment of the Plan

22.1 The Board of Directors may, without the consent of the Participants, amend the Plan at any time, provided that no such action shall adversely affect options theretofore granted hereunder, and provided that no such action by the Board of Directors, without approval of the Company's stockholders, may:

(a) increase the total number, or change the type, of shares of Common Stock that may be purchased by all Participants, except as contemplated in Article 21;

(b) change the corporations or classes of corporations the employees of that may be granted rights under the Plan; or

(c) change the Plan in any manner that would cause the Plan to no longer be an "employee stock purchase plan" within the meaning of Section 423(b) of the Code.

Article 23. International Participants

With respect to Eligible Employees who reside or work outside the United States of America, the Committee may, in its sole discretion, amend the terms of the Plan with respect to such Eligible Employees in order to conform such terms with the requirements of local law, provided that such special terms may not be more favorable than the terms of rights granted under the Plan to Eligible Employees who reside or work in the United States of America.

Article 24. Equal Rights and Privileges

Subject to Article 23, all Eligible Employees will have equal rights and privileges under this Plan so that this Plan qualifies as an "employee stock purchase plan" within the meaning of Section 423 of the Code. Subject to Article 23, any provision of this Plan that is inconsistent with Section 423 of the Code will, without further act or amendment by the Company, the Board of Directors or the Committee, be reformed to comply with the equal rights and privileges requirement of Section 423 of the Code.

Article 25. Term of the Plan

This Plan originally became effective as of the Effective Date, and was approved by the stockholders on May 26, 2004, and was thereafter amended and restated on April 1, 2013, and such amendment and restatement was approved by the stockholders on June 4, 2013. The Plan, as amended and restated effective February 27, 2018, became effective upon its adoption by the Board of Directors on such date, provided, however, that the increase in the number of shares of Common Stock reserved for issuance under the Plan from 28,000,000 shares to 40,000,000 shares shall become effective only if it is approved at the Company's 2018 Annual Meeting of Stockholders. The Plan shall continue in effect until all shares reserved for issuance pursuant to Article 4 have been granted to Participants, unless terminated prior thereto pursuant to Article 15 or 21 hereof, or pursuant to the next succeeding sentence. The Board of Directors shall have the right to terminate the Plan at any time, effective as of the next succeeding Exercise Date. In the event of the termination of the Plan, outstanding options shall not be affected, except to the extent provided in Article 15, and any remaining balance credited to the Account of each Participant as of the applicable Exercise Date shall be refunded to each such Participant.

Additional Information

Helpful resources

Links

Board of Directors

Cognizant Board	*https://www.cognizant.com/us/en/about-cognizant/corporate-governance/board-of-directors*

Board Committee Charters

Audit Committee	*https://www.cognizant.com/en_us/about/documents/audit-committee-charter.pdf*
Compensation and Human Capital Committee	*https://www.cognizant.com/en_us/about/documents/compensation-and-human-capital-committee-charter.pdf*
Finance and Strategy Committee	*https://www.cognizant.com/en_us/about/documents/finance-and-strategy-committee-charter.pdf*
Governance and Sustainability Committee	*https://www.cognizant.com/en_us/about/documents/governance-and-sustainability-committee-charter.pdf*

Financial Reporting

2022 Annual Report	*https://investors.cognizant.com/home/default.aspx#annual-report*

Cognizant

Corporate Website	*https://www.cognizant.com/*
Leadership Team	*https://www.cognizant.com/us/en/about-cognizant/corporate-governance/leadership-team*
Investor Relations	*https://investors.cognizant.com*
Diversity & Inclusion	*https://www.cognizant.com/about-cognizant/diversity-and-inclusion*
Public Policy	*https://www.cognizant.com/about-cognizant/public-policy*
Sustainability	*https://www.cognizant.com/us/en/about-cognizant/esg/environmental-stewardship*

Governance Documents

By-laws	*https://www.cognizant.com/en_us/about/documents/by-laws.pdf*
Certificate of Incorporation	*https://www.cognizant.com/en_us/about/documents/certificate-of-incorporation.pdf*
Code of Ethics	*https://www.cognizant.com/en_us/about/documents/code-of-ethics.pdf*
Corporate Governance Guidelines	*https://www.cognizant.com/en_us/about/documents/corporate-governance-guidelines.pdf*

Weblinks are provided for convenience only and the content on the referenced websites does not constitute a part of, and is not incorporated by reference into, this proxy statement.

Contacts

Company Contacts

Board or Secretary
corporategovernance@cognizant.com

General Counsel
generalcounsel@cognizant.com

Chief Compliance Officer
chiefcomplianceofficer@cognizant.com

...or mail or fax to our principal executive offices, attention to the applicable contact

Our Principal Executive Offices

Cognizant Technology Solutions
300 Frank W. Burr Blvd.
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